As filed with the Securities and Exchange Commission on June 22, 2011
Registration No. 333-173199

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Oiltanking Partners, L.P.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4610	45-0684578
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

15631 Jacintoport Blvd.
Houston, Texas 77015
(281) 457-7900
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Carlin G. Conner
15631 Jacintoport Blvd.
Houston, Texas 77015
(281) 457-7900
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

David Palmer Oelman Gillian A. Hobson	G. Michael O’Leary Gislar Donnenberg
Vinson & Elkins L.L.P.	Andrews Kurth LLP
1001 Fannin Street, Suite 2500	600 Travis Street, Suite 4200
Houston, Texas 77002	Houston, Texas 77002
Tel: (713) 758-2222	Tel: (713) 220-4200
Fax: (713) 758-2346	Fax: (713) 220-4285

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)(2)	Fee(3)
Common units representing limited partner interests	$241,500,000	$28,038.15

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(3)	The total registration fee includes $23,220 that was previously paid for the registration of $200,000,000 of proposed maximum aggregate offering price in the filing of the Registration Statement (Registration No. 333-173199) on March 31, 2011, and $4,818.15 for the registration of an additional $41,500,000 of proposed maximum aggregate offering price registered hereby.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 22, 2011

PRELIMINARY PROSPECTUS

10,000,000 Common Units

Representing Limited Partner Interests
Oiltanking Partners, L.P.

This is the initial public offering of our common units representing limited partner interests. We are offering 10,000,000 common units. Prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $     and $     per common unit.

We have granted the underwriters an option to purchase up to 1,500,000 additional common units to cover over-allotments.

We have been approved to list our common units on the New York Stock Exchange, subject to official notice of issuance, under the symbol “OILT.”

Investing in our common units involves risks.  See “Risk Factors” beginning on page 19.

These risks include the following:

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

•	Our business would be adversely affected if the operations of our customers experienced significant interruptions. In certain circumstances, the obligations of many of our key customers under their terminal services agreements may be reduced or suspended, which would adversely affect our financial condition and results of operations.

•	Our financial results depend on the demand for the crude oil, refined petroleum products and liquefied petroleum gas that we transport, store and distribute, among other factors, and the current economic downturn could result in lower demand for these products for a sustained period of time.

•	Oiltanking Holding Americas, Inc., or OTA, owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including OTA, have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of us and our unitholders.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which the common units will trade.

•	Unitholders will experience immediate and substantial dilution of $13.49 per common unit.

•	There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

•	Unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total

Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Oiltanking Partners, L.P. (before expenses)(2)	$	$

(1)	Excludes a structuring fee of 0.4% of the gross offering proceeds payable to Citigroup Global Markets Inc. Please see “Underwriting.”

(2)	We expect that $ million of the offering proceeds will be available to the Partnership after the deduction of all fees, commissions, expenses, compensation and payment to affiliates. Please read “Use of Proceeds” on page 39.

The underwriters expect to deliver the common units to purchasers on or about          , 2011 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citi	Barclays Capital	J.P. Morgan	Morgan Stanley

Co-Managers

Raymond James	Deutsche Bank Securities	Stifel Nicolaus Weisel

          , 2011

The Oiltanking Group

World-Wide Tank Terminal Network

Oiltanking Partners' Assets
Beaumont
Houston
Gulf of Mexico
Oil Terminal
Chemical Terminal
National Terminal Network
Dry Bulk
Regional Office
Corporate Headquarters

Oiltanking PARTNERS

US Gulf Coast Crude Logistics

Oiltanking Partners Houston

Oiltanking Partners Beaumont

Alberta Basin
Alberta Oil Sands
Bakken Shale
Powder River Basin
Williston Basin
Niobrara
Denver Basin
Permian Basin
Eagle Ford Shale

Houston Ship Channel Connectivity

Permian Basin
Houston
Beaumont
Eagle Ford Shale
Houston Ship Channel
Oiltanking Partners' Assets

Gulf Coast Crude Logistics

- Longhorn Pipeline*
- Keystone Pipeline*
- Keystone Gulf Coast Expansion*
- Kinder Morgan Eagle Ford Pipeline*
- Monarch Pipeline*
- Enterprise Products Partners' Eagle Ford Pipeline*
- Double E Pipeline*
- Other Significant Crude Oil Pipeline

* Indicates proposed pipeline

Oiltanking Partners' Assets:

- 17.8 million barrels of active storage capacity in 134 tanks
- 6.3 years weighted average contract life
- Over 12 million barrels of expansion capacity
- Storage service provider for crude oil, clean petroleum products, heavy petrochemical feedstocks, vacuum gas oil, and fuel oil
- Directly connected to 18 refineries, storage and production facilities along the upper Gulf Coast

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us or any other information to which we have referred you in connection with this offering. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

Until          , 2011 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma condensed combined financial statements and the notes to those financial statements, before investing in our common units. The information presented in this prospectus assumes (1) an initial public offering price of $      per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (2) unless otherwise indicated, that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” beginning on page 19 for information about important risks that you should consider before buying our common units.

References in this prospectus to “Oiltanking Partners, L.P.,” the “partnership,” “we,” “our,” “us” or like terms when used in a historical context refer to the businesses of Oiltanking Houston, L.P., a Texas limited partnership, and Oiltanking Beaumont Partners, L.P., a Delaware limited partnership, each of which our parent, Oiltanking Holding Americas, Inc., a Delaware corporation, is contributing to Oiltanking Partners, L.P. in connection with this offering. When used in the present tense or prospectively, those terms refer to Oiltanking Partners, L.P., a Delaware limited partnership, and its subsidiaries. References in this prospectus to “our general partner” refer to OTLP GP, LLC, a Delaware limited liability company and the general partner of the partnership. References in this prospectus to “OTA” refer to Oiltanking Holding Americas, Inc., our North American parent and owner of our general partner. References in this prospectus to “Oiltanking GmbH” refer to Oiltanking GmbH, our German foreign parent and the sole owner of OTA. Unless the context indicates otherwise, references to the “Oiltanking Group” refer to Oiltanking GmbH and its subsidiaries, other than us and our future subsidiaries. We include a glossary of some of the terms used in this prospectus as Appendix B.

Oiltanking Partners, L.P.

Overview

We are a growth-oriented Delaware limited partnership formed in March 2011 to engage in the terminaling, storage and transportation of crude oil, refined petroleum products and liquefied petroleum gas. We are focused on growing our business through the acquisition, ownership and operation of terminaling, storage, pipeline and other midstream assets that generate stable cash flows. Within the energy industry, storage and terminaling services are the critical logistical midstream link between the exploration and production sector and the refining sector. The owner of our general partner is Oiltanking Holding Americas, Inc., a wholly owned subsidiary of Oiltanking GmbH, the world’s second largest independent storage provider for crude oil, refined products, liquid chemicals and gases. Oiltanking GmbH intends for us to be its growth vehicle in the United States. Our core assets are located along the upper Gulf Coast of the United States on the Houston Ship Channel and in Beaumont, Texas.

Our primary business objective is to generate stable cash flows to enable us to pay quarterly distributions to our unitholders and to increase our quarterly cash distributions over time. We intend to achieve that objective by anticipating long-term infrastructure needs in the areas we serve and by growing our tank terminal network and pipelines through construction in new markets, the expansion of existing facilities, acquisitions from the Oiltanking Group and strategic acquisitions from third parties.

Initially, we will pay our common unitholders distributions of $0.3375 per common unit per quarter, or $1.35 per common unit annually, to the extent we have sufficient cash from our operations after the establishment of cash reserves and payment of fees and expenses, including reimbursements to our general partner and its affiliates, before we pay any distributions to our subordinated unitholders.

Our cash flows are primarily generated by fee-based storage, terminaling and transportation services that we perform under multi-year contracts with our customers. We do not take title to any of the products we store or handle on behalf of our customers and, as a result, are not directly exposed to changes in commodity prices. For the year ended December 31, 2010, we generated approximately 75% of our revenues from storage services fees, which our customers pay to reserve the storage space in our tanks and to compensate us for handling up to a fixed amount of product volumes, or throughput, at our terminals. These fees are owed to us regardless of the actual storage capacity utilized by our customers or the volume of products that we receive. We generate the remainder of our revenues from (i) throughput fees independent of or incremental to those included as part of our storage services and (ii) ancillary services fees, charged to our storage customers for services such as heating, mixing and blending their products stored in our tanks, transferring their products between our tanks and marine vapor recovery. As of March 31, 2011, 99% of our active storage capacity was under contract, and our customer contracts had a weighted-average life of 6.3 years. In the five year period ended March 31, 2011, our customer retention rate was more than 97%.

Our Business and Properties

Our terminal assets are strategically located along the upper Gulf Coast of the United States. Our Houston and Beaumont terminals provide deep-water access and significant interconnectivity to refineries, chemical and petrochemical companies, common carrier and dedicated pipelines and production facilities and have international marketing and distribution capabilities. Our facilities are directly connected to 18 refineries, storage and production facilities along the upper Gulf Coast area through dedicated pipelines, and, through both dedicated and common carrier pipelines, to end markets along the Gulf Coast and to the Cushing storage interchange in Oklahoma. Certain of our facilities were designed and constructed specifically for our customers’ needs. These dedicated assets as well as our substantial connectivity combine to make us an important part of many of our customers’ supply chains, and we believe that their costs associated with arranging for alternative terminaling or storage would be substantial.

Refiners and chemical companies typically use our terminals because their facilities may not have adequate storage capacity or sufficient dock infrastructure or do not meet specialized handling requirements for a particular product. We also provide storage services to marketers and traders that require access to large, strategically located storage capacity. Our combination of geographic location, efficient and well-maintained storage assets, deep-water access and extensive distribution interconnectivity give us the flexibility to meet the evolving demands of our existing customers as well as those of prospective customers seeking terminaling and storage services along the upper Gulf Coast.

Our primary assets are our terminal facilities and related infrastructure at our Houston and Beaumont terminals, information with regard to which is set forth below as of March 31, 2011:

	Active		Existing			% of Active
	Storage		Expansion			Storage	Weighted-
	Capacity		Capacity		No. of	Capacity	Average	Composition of
	(shell		(shell		Active	under	Contract Life	Contracted Storage	Supply	Delivery
Location	mmbbls)		mmbls)		Tanks	Contract	(years)(1)	Capacity	Modes	Modes

Houston	12.1	(2)	7.0	(3)	60	99.8%	7.1	64% crude oil, 26% heavy petrochemical feedstocks, 7% clean petroleum products, 3% fuel oil	Vessel, Barge, Pipeline	Vessel, Barge, Pipeline, Railcars, Tank Trucks

Beaumont	5.7		5.4	(4)	74	97.4%	4.4	59% clean petroleum products, 40% vacuum gas oil, 1% fuel oil	Vessel, Barge, Pipeline	Vessel, Barge, Pipeline

Total	17.8	(2)	12.4		134	99.0%	6.3

(1)	Weighted based upon 2010 fiscal year revenues.

(2)	Includes 1.0 million barrels of storage capacity supported by multi-year contracts with two customers that we are in the process of constructing and expect to place into service within the next 12 months. We expect these two contracts will generate approximately $5.7 million in revenue on an annual basis once placed into service.

(3)	Includes storage capacity that can be constructed on 63 acres we currently hold under a long-term lease expiring in 2035. We have an option to acquire this acreage prior to December 2020 for a price of $6.0 million to $6.7 million.

(4)	Does not include more than 20.0 million barrels of additional storage capacity which we have sufficient acreage to construct on the remote side of our terminal complex with pipeline connections to our waterfront, to the extent that we identify sufficient market demand to do so.

In addition to our existing business and operations, we believe that current and planned expansion projects of other companies will, if completed as planned, allow us to take advantage of the service needs for significant new crude oil supplies expected to enter the upper Gulf Coast through a number of announced pipeline projects:

•	TransCanada’s Keystone Pipeline, which is expected to transport crude oil from the Western Canadian Sedimentary Basin and the Bakken Shale formation to the Gulf Coast region at a rate of up to 900,000 barrels per day within the next two years;

•	Enterprise Products Partners’ and Energy Transfer Partners’ joint venture Double E pipeline, which is expected to transport crude oil from the Cushing storage interchange in Oklahoma (“Cushing”) to Houston at a rate of up to 450,000 barrels per day within the next two years;

•	Enbridge’s Monarch Pipeline, which is expected to transport crude oil from Cushing to Houston at a rate of up to 350,000 barrels per day within the next two years;

•	Enterprise Products Partners’ proposed Eagle Ford Shale pipeline, which is expected to transport crude oil from the Eagle Ford Shale in south Texas to Houston at a rate of up to 350,000 barrels per day within the next 18 months;

•	Kinder Morgan Energy Partners’ Eagle Ford Shale pipeline, which is expected to transport crude oil from the Eagle Ford Shale to Houston at a rate of up to 300,000 barrels per day within the next 18 months; and

•	Magellan Midstream Partners’ reversal and conversion of its Longhorn pipeline, which is expected to transport crude oil from El Paso to Houston at a rate of up to 225,000 barrels per day within 18 to 24 months upon approval of the project.

As indicated above, these pipelines are expected to transport additional crude oil volumes from the Canadian oil sands, the Bakken Shale formation in North Dakota and Montana, the Eagle Ford Shale in south Texas as well as other crude oil development and exploitation projects throughout the western and central United States. We believe these supplies will create additional volumes of Gulf Coast crude oil for local refiners necessitating additional storage capacity.

In addition to the increases in crude oil supplies from these pipeline projects, we also have received a number of inquiries from merchant trading firms seeking to secure significant storage capacity in order to continue trading operations following the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Because of the strategic location of our assets, our deep-water access and our integrated distribution network, as well as significant barriers to entry for potential competitors, we believe that we are well positioned to capitalize on these market trends and expand our existing operations in the Gulf Coast region. We own or lease with an option to acquire the land and rights-of-way necessary to significantly increase our current storage capacity by constructing tanks adjacent to our current facilities with an aggregate additional storage capacity of 12.4 million barrels. Additionally and to the extent we identify sufficient market demand to do so, we could construct more than 20.0 million barrels of additional storage capacity on the remote side of our terminal complex in Beaumont with pipeline connections to our waterfront.

Houston Terminal

We operate one of the largest third-party crude oil and refined petroleum products terminals on the Houston Ship Channel. Our facility has an aggregate active storage capacity of approximately 12.1 million barrels and provides integrated terminaling services to a variety of customers, including major integrated oil companies, marketers, distributors and chemical companies. This capacity includes an additional 1.0 million barrels of storage capacity supported by multi-year contracts with two customers that we are in the process of constructing at a cost of approximately $23 million and expect to place into service within the next 12 months. We expect these two contracts will generate approximately $5.7 million in revenue on an annual basis once placed into service. The principal products handled at our Houston terminal complex are crude oil, the inputs for chemical production (such as naphtha and condensate), which are referred to as chemical feedstocks, liquefied petroleum gas and clean petroleum products, such as gasoline and distillates, with crude oil accounting for approximately 64% of our active storage capacity.

Our storage and distribution network is highly integrated with the greater Houston petrochemical and refining complex. The facility handles products through a number of transportation modes, primarily through proprietary pipelines interconnected to local refineries and production facilities, including Lyondell Chemical Company’s refinery in Houston, PetroBras’ refinery in Pasadena, Texas and ExxonMobil’s refinery in Baytown, Texas, which is the largest refinery in the United States.

Our Houston terminal also handles products through third-party crude oil, refined petroleum products and liquified petroleum gas tankers and barges arriving at our deep-water docks. Our waterfront capabilities consist of six deep-water ship docks, allowing for the dockage of vessels with up to 130,000 deadweight tons, or dwt, of cargo and vessel capacity, and two barge docks, allowing for barges with up to 20,000 dwt of cargo and barge capacity. Our deep-water ship docks can accommodate vessels with up to a 45 foot draft, including Suezmax tankers, which are the largest tankers that can navigate the Houston Ship Channel. The size and structure of our waterfront at the Houston terminal allows us not only to receive and unload crude oil and refined petroleum products for our storage customers, but also to contract with customers for the rights to use our docks for their own activities. For example, for the year ended December 31, 2010, we generated 21% of our Houston terminal revenues from throughput fees charged to non-storage customers that utilize our waterfront to export and import liquefied petroleum gas and distillates under multi-year throughput agreements. In addition, our largest non-storage customer has recently announced plans to nearly double its export capacity at our Houston terminal by the second half of 2012. To the extent this expansion occurs and this additional capacity is utilized, we expect to generate additional throughput fees with only minimal incremental operating costs or capital expenditures related to this planned expansion.

We believe our Houston terminal is well positioned to take advantage of changing crude oil logistics in the Gulf Coast as a result of pipeline construction projects that, in the aggregate, would transport nearly two million barrels of oil per day into the Gulf Coast region if completed as planned. To capitalize on these expected new sources of crude oil supply, we own or lease with an option to acquire the land and rights-of-way necessary to construct an additional 7.0 million barrels of crude storage capacity on existing property connected to our Houston terminal and to construct interconnections to one or more of the proposed pipelines. Under a lease agreement, which terminates in 2035, we are permitted to construct additional storage tanks on 63 acres of property near our Houston terminal. We have the option to acquire this acreage until December 2020 for a price of $6.0 million to $6.7 million. In addition, we own approximately 24 acres at the Crossroads Interchange approximately six miles from our Houston terminal and the rights-of-way necessary to connect the acreage to our Houston terminal. While any further expansion will be based upon the needs of our customers, we would expect any new storage tanks at our Houston terminal to be operational prior to completion of the announced pipeline construction projects.

As of March 31, 2011, we had firm contracts for nearly 100% of our 11.1 million barrels of storage capacity at our Houston terminal, with a weighted-average contract life of 7.1 years.

Beaumont Terminal

Our Beaumont terminal serves as a regional strategic and trading hub for vacuum gas oil and clean petroleum products for refineries located in the upper Gulf Coast region. Our facility has an aggregate active storage capacity of approximately 5.7 million barrels and provides integrated terminaling services to a variety of customers, including major integrated oil companies, distributors, marketers and chemical and petrochemical companies. The principal products handled at our Beaumont terminal complex are clean petroleum products and vacuum gas oil, a heavy distillate produced in the refining process, which accounted for approximately 59% and 40%, respectively, of our active storage capacity as of March 31, 2011.

Our storage and distribution network is highly integrated with the Beaumont/Port Arthur petrochemical and refining complex, and provides our customers with the additional services of mixing, blending, heating and marine vapor recovery. Our Beaumont facility handles products through a number of transportation modes, primarily through third-party pipelines interconnected to local refineries and production facilities, through our own dedicated pipeline system to Huntsman’s chemical production facility in Port Neches, and through third-party crude and refined products tankers and barges arriving at our deep-water docks, which can accommodate vessels with drafts of up to 40 feet and barges with drafts of up to 12 feet. Our waterfront capabilities currently consist of two deep-water ship docks, allowing for the dockage of vessels with up to 130,000 dwt of cargo and vessel capacity, and one barge dock, allowing for barges with up to 20,000 dwt of cargo and barge capacity. We have begun construction on a second barge dock that will accommodate barges up to 20,000 dwt with drafts of up to 12 feet. We also own waterfront acreage adjacent to our terminal sufficient to accommodate two additional deep-water docks and a new barge dock. The additional waterfront acreage, if developed, would approximately double our dock capacity.

We own acreage adjacent to our waterfront on which we can construct tanks with an additional 5.4 million barrels of storage capacity. Additionally and to the extent we identify sufficient market demand to do so, we could construct more than 20.0 million additional barrels of storage capacity on the remote side of our terminal complex with pipeline connections to our waterfront. We believe that we have the existing acreage and potential for connectivity with major pipelines to rapidly and efficiently expand our Beaumont terminal if increasing crude oil supplies or other changing market trends create favorable conditions for growth.

As of March 31, 2011, we had firm contracts for 97% of our 5.7 million barrels of storage capacity at our Beaumont terminal, with a weighted-average contract life of 4.4 years.

Our Operations

We provide integrated terminaling, storage, pipeline and related services for third-party companies engaged in the production, distribution and marketing of crude oil, refined petroleum products and liquefied petroleum gas. We generate our revenues exclusively through the provision of fee-based services to our customers. The types of fees we charge are:

•	Storage Services Fees. For the year ended December 31, 2010, we generated approximately 75% of our revenues from fixed monthly fees for storage services, which our customers pay to reserve storage space in our tanks and to compensate us for receiving an agreed upon average periodic amount of product volume, or throughput, on their behalf. These fees are owed to us regardless of the actual storage capacity utilized by our customers or the amount of throughput that we receive.

•	Throughput Fees. For the year ended December 31, 2010, we generated approximately 20% of our revenues from throughput fees, which our customers who do not store products at our facilities, who we refer to as our non-storage customers, pay us to receive or deliver volumes of products on their behalf to designated pipelines, third-party storage facilities or waterborne transportation. Our non-storage customers are typically not obligated to pay us any throughput fees unless we move volumes of products across our pipelines or docks on their behalf. In addition, our customers who store products at our facilities, who we refer to as our storage customers, pay us throughput fees when we receive volumes of products on their behalf that exceed the base throughput contemplated in their agreed upon monthly storage services fee. The revenues we generate from throughput fees vary based upon the volumes of products accepted at or withdrawn from our terminals.

•	Ancillary Services Fees. For the year ended December 31, 2010, we generated approximately 5% of our revenues from fees associated with ancillary services such as heating, mixing and blending our storage customers’ products that are stored in our tanks, transferring our storage customers’ products between our tanks and marine vapor recovery. The revenues we generate from ancillary services fees vary based upon the activity levels of our customers.

We believe that the high percentage of fixed storage services fees generated from multi-year contracts with a diverse portfolio of customers creates stable cash flow and substantially mitigates our exposure to volatility in supply and demand and other market factors. For additional information about our contracts, please read “Business — Contracts” beginning on page 103.

Our Business Strategies

Our primary business objective is to generate stable cash flows to enable us to pay quarterly distributions to our unitholders and to increase our quarterly cash distributions over time. We intend to accomplish this objective by executing the following business strategies:

•	Capitalize on organic growth opportunities by expanding and developing the assets and properties that we already own.

•	Pursue accretive strategic acquisitions of terminaling, storage, pipeline and other midstream assets that will expand or complement our existing asset portfolio and that are expected to increase our revenues and cash flows.

•	Maintain and develop strong customer relationships based upon a high quality of service, reliability, the efficiency of our existing assets and operations and our global marketing and relationship network.

•	Maintain sound financial practices to ensure our long-term viability.

Our Competitive Strengths

We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

•	Well-positioned and highly integrated terminal assets creating high barriers of entry for potential competitors.

•	Established relationships with customers generating multi-year contracts and stable cash flows.

•	Expansive waterfront and dock capacity, allowing for efficient receipt of cargoes.

•	Flexible, efficient and well-maintained assets that can be expanded at competitive costs.

•	Financial flexibility to fund growth.

•	Our relationship with the Oiltanking Group.

•	Experienced management team and operational expertise.

For a more detailed description of our business strategies and competitive strengths, please read “Business — Our Business Strategies” beginning on page 99 and “Business— Our Competitive Strengths” beginning on page 100.

Risk Factors

An investment in our common units involves risks. You should carefully consider the following risk factors, those other risks described in “Risk Factors” and the other information in this prospectus, before deciding whether to invest in our common units. The following risks are discussed in more detail in “Risk Factors” beginning on page 19.

Risks Inherent in Our Business

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

•	The assumptions underlying our forecast of cash available for distribution included in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from our estimates.

•	Our business would be adversely affected if the operations of our customers experienced significant interruptions. In certain circumstances, the obligations of many of our key customers under their terminal services agreements may be reduced or suspended, which would adversely affect our financial condition and results of operations.

•	Our financial results depend on the demand for the crude oil, refined petroleum products and liquified petroleum gas that we transport, store and distribute, among other factors, and the current economic downturn could result in lower demand for these products for a sustained period of time.

•	Restrictions in our debt agreements could adversely affect our business, financial condition or results of operations.

•	Our operations are subject to operational hazards and unforeseen interruptions, including interruptions from hurricanes or floods, for which we may not be adequately insured.

•	Reduced volatility in energy prices or new government regulations could discourage our storage customers from holding positions in crude oil or refined petroleum products, which could adversely affect the demand for our storage services.

•	Some of our current terminal services agreements are automatically renewing on a short-term basis, and may be terminated at the end of the current renewal term upon requisite notice. If one or more of our current terminal services agreements is terminated and we are unable to secure comparable alternative arrangements, our financial condition and results of operations will be adversely affected.

•	Competition from other terminals that are able to supply our customers with comparable storage capacity at a lower price could adversely affect our financial condition and results of operations.

•	The expected introduction of significant new crude oil supplies to the Gulf Coast region upon the completion of planned pipeline construction projects could decrease our customers’ dependence on waterborne crude oil imports and lead to a reduction in the demand for our marine terminal services.

•	Our expansion of existing assets and construction of new assets may not result in revenue increases and will be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our operations and financial condition.

•	If we are unable to make acquisitions on economically acceptable terms, our future growth would be limited, and any acquisitions we make may reduce, rather than increase, our cash generated from operations on a per unit basis.

Risks Inherent in an Investment in Us

•	OTA owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including OTA, have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of us and our unitholders.

•	OTA and other affiliates of our general partner may compete with us.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

•	Unitholders will experience immediate and substantial dilution of $13.49 per common unit.

•	There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Tax Risks to Common Unitholders

•	Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

•	The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

•	You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

•	Oiltanking Beaumont Specialty Products, LLC, one of our subsidiaries, conducts activities that may not generate qualifying income. If the income generated by this subsidiary disproportionately increases as a percentage of our total gross income, we may choose to have this subsidiary treated as a corporation for U.S. federal income tax purposes.

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, OTLP GP, LLC, a wholly owned subsidiary of OTA. Following this offering, OTA will own, directly or indirectly, approximately 48.6% of our outstanding common units and all of our outstanding subordinated units and incentive distribution rights. As a result of owning our general partner, OTA will have the right to appoint all members of the board of directors of our general partner, including at least three independent directors meeting the independence standards established by the New York Stock Exchange, or NYSE. At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NYSE. OTA will appoint our second independent director within three months of the date our common units begin trading on the NYSE, and our third independent director within one year from such date. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read “Management” beginning on page 110.

Following the consummation of this offering, neither our general partner nor OTA will receive any management fee or other compensation in connection with our general partner’s management of our business, but we will reimburse our general partner and its affiliates, including OTA, for all expenses they incur and payments they make on our behalf pursuant to a services agreement with Oiltanking North America, LLC, a wholly-owned subsidiary of OTA (“OT Services”). Neither our partnership agreement nor the services agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed, but the services agreement will provide for an agreed upon maximum annual reimbursement obligation for expenses associated with certain specified selling, general and administrative services necessary to run our business that will be provided to us by OT Services. These capped expenses include (i) expenses of non-executive employees, including general and administrative overhead costs, salary, bonus, incentive compensation and other compensation amounts, which we expect will be allocated to us based on weighted-average headcount and the ratio of time spent by those employees on our business and operations, and (ii) executive officer expenses, including general and administrative overhead costs, salary, bonus, incentive compensation and other compensation amounts, which we expect will be allocated to us based on the amount of time spent managing our business and operations. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Transactions — Agreements with Affiliates in Connection with the Transactions” beginning on page 120.

The Oiltanking Group

One of our principal strengths is our relationship with the Oiltanking Group, the world’s second largest independent storage provider for crude oil, refined products, liquid chemicals and gases. With 71 terminals, 110 million barrels of storage capacity, 19 joint ventures and locations throughout 22 countries in North America, Europe, Asia, the Middle East and Central and South America, the Oiltanking Group leverages its international marketing networks and a brand that is widely recognized in the energy industry. Oiltanking GmbH is a wholly owned subsidiary of Marquard & Bahls AG, a German company, that has been privately held for over 60 years. The Marquard & Bahls group of companies has over 4,000 employees, over $5 billion in assets as of December 31, 2010 and three core activities: (i) oil trading, (ii) aviation fueling and (iii) storage and terminaling of crude oil, refined petroleum products, chemicals and gases. All three activities are pooled in separate holdings, and they are financed and managed individually.

Oiltanking GmbH intends for us to be its growth vehicle in the United States to acquire, own and operate terminaling, storage, pipeline and other midstream assets that generate stable qualifying income under Section 7704 of the Internal Revenue Code. For a discussion of qualifying income, please read “Material U.S. Federal Income Tax Consequences — Taxation of the Partnership” beginning on page 150. We believe that as the indirect owner of our general partner, all of our incentive distribution rights and a 72.8% limited partner interest in us, Oiltanking GmbH will be motivated to promote and support the successful execution of our business plan and to pursue projects that enhance the value of our business.

In addition to its substantial international storage and terminaling assets, the Oiltanking Group, through OTA, owns and operates a number of assets within the United States that will not be contributed to us at the closing of this offering, including terminals in Texas City and Port Neches, Texas and Joliet, Illinois. OTA has been active in the United States since the mid-1970s and currently operates out of seven locations. OTA also owns a dry bulk handling company, Bulk Handling USA, Inc., which currently operates two petroleum coke handling facilities. In addition, one of Oiltanking GmbH’s sister companies, Skytanking Holding GmbH, has substantial terminaling and storage assets through which it provides independent aviation fuel-handling services to airlines, airports and oil companies in seven countries, including the United States.

Oiltanking Finance B.V., a wholly owned finance company of Oiltanking GmbH located in Amsterdam, The Netherlands, serves as the lender for the Oiltanking Group’s terminal holdings, including ours, and arranges loans at market rates and terms for approved terminal construction projects. We believe this relationship has historically provided us with access to debt capital on terms that are consistent with or better than what would have been available to us from third parties. We believe this relationship could continue to provide us with access to capital at competitive rates.

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner has a legal duty to manage us in a manner beneficial to us and the holders of our common and subordinated units. This legal duty commonly is referred to as a “fiduciary duty.” However, the officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to its owner, OTA. Additionally, each of our executive officers and certain of our directors are also officers of OTA. As a result, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and OTA and our general partner, on the other hand.

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, restrict, eliminate or expand the fiduciary duties owed by the general partner to limited partners and the partnership. Our partnership agreement limits the liability of, and reduces the fiduciary duties owed by, our general partner to our common unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of fiduciary duty by our general partner or its officers and directors. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and each unitholder is treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

While Oiltanking GmbH intends for us to be its growth vehicle in the United States to acquire, own and operate terminaling, storage, pipeline and other midstream assets that generate stable cash flows, and we believe the Oiltanking

Group, including OTA and its affiliates, are incentivized to promote our growth, OTA and its affiliates will not be restricted, under either our partnership agreement or any other agreement, from competing with us.

For a more detailed description of the conflicts of interest and the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties” beginning on page 128. For a description of other relationships with our affiliates, please read “Certain Relationships and Related Transactions” beginning on page 119.

Principal Executive Offices

Our principal executive offices are located at 15631 Jacintoport Blvd., Houston, Texas 77015, and our telephone number is (281) 457-7900. Our website address will be www.oiltankingpartners.com. We intend to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Formation Transactions and Partnership Structure

We are a Delaware limited partnership formed in March 2011 by OTA to own and operate the businesses that have historically been conducted by Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P.

In connection with the closing of this offering, the following will occur:

•	OTA will contribute all of its equity interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us;

•	OTLP GP, LLC will maintain its 2.0% general partner interest in us. We also will issue to our general partner the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of our minimum quarterly distribution of $0.3375 per unit per quarter, as described under “Cash Distribution Policy and Restrictions on Distributions” beginning on page 42;

•	we will issue 10,000,000 common units to the public (11,500,000 common units if the underwriters exercise their option in full) and will use the net proceeds from this offering as described under “Use of Proceeds” beginning on page 39;

•	we will issue to OTA an aggregate of 9,449,901 common units and 19,449,901 subordinated units, assuming that the underwriters do not exercise their option to purchase 1,500,000 additional common units and that we issue those common units to OTA;(1)

•	we will enter into a new $50.0 million revolving line of credit with Oiltanking Finance B.V., a wholly owned subsidiary of Oiltanking GmbH; and

•	we will also enter into agreements with OTA and certain of its affiliates, pursuant to which we will agree upon certain aspects of our relationship with them, including the provision by OTA or one of its subsidiaries to us of certain selling, general and administrative services and employees, our agreement to reimburse OTA or one of its subsidiaries for the cost of such services and employees, certain indemnification obligations, the use by us of the name “Oiltanking” and related marks, and other matters. Please read “Certain Relationships and Related Transactions — Agreements with Affiliates in Connection with the Transactions” beginning on page 120.

(1)	Of this amount, 7,949,901 common units will be issued to OTA at the closing of this offering and up to 1,500,000 common units will be issued to OTA within 30 days of this offering for no additional consideration other than OTA’s contribution of equity interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us in connection with the closing of this offering. However, if the underwriters exercise their option to purchase up to 1,500,000 additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to OTA. Please see “The Offering — Units Outstanding After This Offering”.

Organizational Structure

The following is a simplified diagram of our ownership structure after giving effect to this offering and the related transactions.

Public Common Units	25.2%
Interests of OTA:
Common Units	23.8%
Subordinated Units	49.0%
General Partner Interest	2.0%

100.0%

(1)	Of this amount, 7,949,901 common units will be issued to OTA at the closing of this offering and up to 1,500,000 common units will be issued to OTA within 30 days of this offering. However, if the underwriters exercise their option to purchase up to 1,500,000 additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to OTA. Please see “The Offering — Units Outstanding After This Offering.”

The Offering

Common units offered to the public	10,000,000 common units.

11,500,000 common units if the underwriters exercise their option to purchase an additional 1,500,000 common units (the “option units”) in full.

Units outstanding after this offering	19,449,901 common units(1)( and 19,449,901 subordinated units for a total of 38,899,802 limited partner units regardless of whether or not the underwriters exercise their option to purchase up to an additional 1,500,000 common units. Of this amount, 7,949,901 common units will be issued to OTA at the closing of this offering and, assuming the underwriters do not exercise their option to purchase up to an additional 1,500,000 option units, all 1,500,000 option units will be issued to OTA 30 days following this offering, upon the expiration of the underwriters’ option exercise period. However, if the underwriters do exercise their option to purchase any portion of the option units, we will (i) issue to the public the number of option units purchased by the underwriters pursuant to such exercise and (ii) issue to OTA, upon the expiration of the option exercise period, all remaining option units that had not previously been issued to the public. Any such option units issued to OTA will be issued for no consideration other than OTA’s contribution of equity interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us in connection with the closing of this offering. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding. In addition, our general partner will own a 2.0% general partner interest in us.

Use of proceeds	We intend to use the estimated net proceeds of approximately $183.0 million from this offering (based on an assumed initial offering price of $ per common unit, the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and offering expenses, to:

• repay intercompany indebtedness owed to Oiltanking Finance B.V. in the amount of approximately $119.5 million;

• reimburse Oiltanking Finance B.V. for approximately $7.1 million of fees incurred in connection with our repayment of such indebtedness;

• make a distribution to OTA in the amount of $33.0 million; and

• provide us working capital of $23.4 million.

If the underwriters exercise their option to purchase 1,500,000 additional common units in full, the additional net proceeds would be approximately $28.1 million (based upon the midpoint of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to make a distribution to OTA. See “Use of Proceeds” beginning on page 39.

Cash distributions	Upon completion of this offering, our general partner will establish a minimum quarterly distribution of $0.3375 per common unit and subordinated unit ($1.35 per common unit and subordinated unit on an annualized basis) to the extent we have sufficient cash after establishment of reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash as “available cash,” and it is defined in our partnership

(     (1) Excludes common units subject to issuance under our Long-Term Incentive Plan. Please read “Executive Officer Compensation — Compensation Discussion and Analysis” beginning on page 114.

agreement included in this prospectus as Appendix A and in the glossary included in this prospectus as Appendix B. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Cash Distribution Policy and Restrictions on Distributions” beginning on page 42.

For the first quarter that we are publicly traded, we will pay investors in this offering a prorated distribution covering the period from the completion of this offering through September 30, 2011, based on the actual length of that period.

Our partnership agreement requires us to distribute all of our available cash each quarter in the following manner:

• first, 98.0% to the holders of our common units and 2.0% to our general partner, until each common unit has received the minimum quarterly distribution of $0.3375 plus any arrearages from prior quarters; and

• second, 98.0% to the holders of our subordinated units and 2.0% to our general partner, until each subordinated unit has received the minimum quarterly distribution of $0.3375.

If cash distributions to our unitholders exceed $0.38813 per common unit and subordinated unit in any quarter, our unitholders and our general partner will receive distributions according to the following percentage allocations:

	Marginal Percentage
Total Quarterly Distribution	Interest in Distributions
Target Amount	Unitholders	General Partner

above $0.3375 up to $0.38813	98.0%	2.0%
above $0.38813 up to $0.42188	85.0%	15.0%
above $0.42188 up to $0.50625	75.0%	25.0%
above $0.50625	50.0%	50.0%

The percentage interests shown for our general partner include its 2.0% general partner interest. We refer to the additional increasing distributions to our general partner in excess of 2.0% as “incentive distributions.” Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner Interest and Incentive Distribution Rights” beginning on page 59.

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions,” that we will have sufficient available cash to pay the minimum quarterly distribution of $0.3375 on all of our common units and subordinated units and the corresponding distribution on our general partner’s 2.0% interest for each quarter in the twelve months ending June 30, 2012. However, we do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement. There is no guarantee that we will distribute quarterly cash distributions to our unitholders in any quarter. Please read “Cash Distribution Policy and Restrictions on Distributions” beginning on page 42.

Subordinated units	OTA initially will own, directly or indirectly, all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid at least (1) $1.35 (the minimum quarterly distribution on an annualized basis) on each outstanding common unit and subordinated unit and the corresponding distribution on our general partner’s 2.0% interest for each of three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2014 or (2) $2.025 (150.0% of the annualized minimum quarterly distribution) on each outstanding common unit and subordinated unit and the corresponding distributions on our general partner’s 2.0% interest and the related distribution on the incentive distribution rights for the four-quarter period immediately preceding that date, in each case provided there are no arrearages on our common units at that time.

The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holder(s) of subordinated units or their affiliates are voted in favor of that removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and thereafter no common units will be entitled to arrearages.

General partner’s right to reset the target distribution levels	Our general partner, as the initial holder of all of our incentive distribution rights, has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%, in addition to distributions paid on its 2.0% general partner interest) for each of the prior four consecutive whole fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the current target distribution levels.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units and a general partner interest necessary to maintain its general partner interest in us immediately prior to the reset election. The number of common units to be issued to our general partner will equal the number of common units that would have entitled the holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in such prior two quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels” beginning on page 60.

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units

Eligible for Future Sale” beginning on page 149 and “The Partnership Agreement — Issuance of Additional Interests” beginning on page 139.

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, OTA will own an aggregate of 74.3% of our outstanding voting units (or 70.4% of our outstanding voting units, if the underwriters exercise their option to purchase additional common units in full). This will give OTA the ability to prevent the removal of our general partner. Please read “The Partnership Agreement — Voting Rights” beginning on page 138.

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read “The Partnership Agreement — Limited Call Right” beginning on page 144.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2014, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.35 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.27 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences — Tax Consequences of Unit Ownership” beginning on page 151 for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences” beginning on page 150.

Exchange listing	We have been approved to list our common units on the NYSE, subject to official notice of issuance, under the symbol “OILT.”

Summary Historical and Pro Forma Financial and Operating Data

We were formed in March 2011 and do not have historical financial statements. Therefore, in this prospectus we present the historical financial statements of our predecessor, which consist of the combined financial statements of Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. We refer to our predecessor for accounting purposes as “Oiltanking Predecessor.” In connection with the closing of this offering, OTA will contribute all of the outstanding equity interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us. The following table presents summary historical combined financial and operating data of Oiltanking Predecessor and summary pro forma financial data of Oiltanking Partners, L.P. as of the dates and for the periods indicated.

The summary historical combined financial data presented as of December 31, 2008 is derived from the unaudited historical combined balance sheet of Oiltanking Predecessor, which is not included in this prospectus. The summary historical combined financial data presented as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 are derived from the audited historical combined financial statements of Oiltanking Predecessor that are included elsewhere in this prospectus. The summary historical combined financial data presented as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 are derived from the unaudited historical condensed combined financial statements of Oiltanking Predecessor that are included elsewhere in this prospectus.

The summary pro forma combined financial data presented for the year ended December 31, 2010 and as of and for the three months ended March 31, 2011 are derived from our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. Our unaudited pro forma condensed combined financial statements give pro forma effect to the following:

•	the contribution by OTA of its partnership interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us;

•	the issuance by us to OTA of 9,449,901 common units and 19,449,901 subordinated units;

•	the issuance by us to our general partner of a 2.0% general partner interest and the incentive distribution rights in us;

•	the issuance by us to the public of 10,000,000 common units and the use of the net proceeds from this offering (assuming a price of $ per common unit, the midpoint of the price range set forth on the cover of this prospectus) as described under “Use of Proceeds” beginning on page 39;

•	the change in sponsor of a postretirement benefit plan and a deferred compensation plan from Oiltanking Houston, L.P. to OTA;

•	the elimination of certain assets not contributed to us;

•	the change in tax status of Oiltanking Houston, L.P. to a non-taxable entity; and

•	the elimination of historical interest expense associated with the repayment of intercompany indebtedness to Oiltanking Finance B.V. in the amount of approximately $119.5 million from the net proceeds of the offering.

The unaudited pro forma condensed combined balance sheet data assumes the events listed above occurred as of March 31, 2011. The unaudited pro forma condensed combined statement of income data for the year ended December 31, 2010 and the three months ended March 31, 2011 assume the events listed above occurred as of January 1, 2010. We have not given pro forma effect to incremental external selling, general and administrative expenses of approximately $3 million that we expect to incur as a result of being a publicly traded partnership. In addition, we have not given pro forma effect to $1.8 million of incremental selling, general and administrative expenses that we expect we will incur as a result of $3.8 million of additional administrative personnel and other costs to support our business and growth, partially offset by expense reductions of $2.0 million we expect in connection with transferring a substantial portion of our administrative functions to our general partner and its affiliates.

For a detailed discussion of the summary historical combined financial information contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 70. The following table should also be read in conjunction with “Use of Proceeds” beginning on page 39, “Business — Our History and Relationship with Oiltanking GmbH” beginning on page 102 and the audited historical combined financial statements of Oiltanking Predecessor and our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. Among other things, the historical combined and unaudited pro forma condensed combined financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The following table presents a non-GAAP financial measure, Adjusted EBITDA, which we use in our business as it is an important supplemental measure of our performance and liquidity. Adjusted EBITDA represents net income (loss) before interest expense, income tax expense and depreciation and amortization expense, as further adjusted to reflect certain non-cash and non-recurring items. This measure is not calculated or presented in accordance with generally accepted accounting principles, or GAAP. We explain this measure under “— Non-GAAP Financial Measure” and reconcile it to its most directly comparable financial measures calculated and presented in accordance with GAAP.

	Predecessor Historical					Pro Forma
				Three Months			Three Months
	Year Ended			Ended		Year Ended	Ended
	December 31,			March 31,		December 31,	March 31,
	2008	2009	2010	2010	2011	2010	2011
	(In thousands)

Statements of Income Data:
Revenues	$79,112	$100,840	$116,450	$27,742	$29,955	$116,450	$29,955

Operating costs and expenses:
Operating	29,437	29,158	32,415	7,951	8,424	32,415	8,424
Depreciation and amortization	12,854	14,191	15,579	3,804	3,875	15,006	3,744
Selling, general and administrative	9,709	13,830	15,775	4,096	4,792	14,265	4,217
(Gain) loss on disposal of fixed assets	(4)	96	(339)	(13)	544	(339)	544
Gain on property casualty indemnification	—	—	(4,688)	(3,701)	(247)	(4,688)	(247)
Loss on impairment of assets	213	155	46	—	—	46	—

Total Operating Costs and Expenses	52,209	57,430	58,788	12,137	17,388	56,705	16,682

Operating Income	26,903	43,410	57,662	15,605	12,567	59,745	13,273

Other income (expense):
Interest expense	(7,356)	(8,401)	(9,538)	(2,479)	(2,279)	(2,235)	(570)
Interest income	116	98	74	3	15	74	15
Other income (expense)	(912)	491	1,100	152	96	937	83

Total Other Expense, Net	(8,152)	(7,812)	(8,364)	(2,324)	(2,168)	(1,224)	(472)

Income Before Income Tax Expense	18,751	35,598	49,298	13,281	10,399	58,521	12,801

Income tax expense:
Current	3,202	5,579	7,527	2,903	3,214	191	70
Deferred	2,964	4,903	3,956	(461)	(435)	—	—

Total Income Tax Expense	6,166	10,482	11,483	2,442	2,779	191	70

Net Income	$12,585	$25,116	$37,815	$10,839	$7,620	$58,330	$12,731

	Predecessor Historical					Pro Forma
				Three Months			Three Months
	Year Ended			Ended		Year Ended	Ended
	December 31,			March 31,		December 31,	March 31,
	2008	2009	2010	2010	2011	2010	2011
	(In thousands, except operating information)

Balance Sheet Data (at period end):
Property, plant and equipment, less accumulated depreciation	$248,016	$268,057	$265,616		$265,950		$259,572
Total Assets	274,838	303,500	310,469		304,970		295,887
Total Liabilities	205,927	213,404	206,420		193,283		37,465
Total Partners’ Capital	68,911	90,096	104,049		111,687		258,422
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$27,022	$32,253	$60,678	$15,921	$7,614
Investing activities	(64,435)	(34,469)	(30,191)	(13,624)	(4,502)
Financing activities	39,558	3,243	(27,597)	(4,100)	(4,975)
Other Financial Data:
Adjusted EBITDA(1)	$39,966	$57,852	$68,260	$15,695	$16,739	$69,770	$17,314
Capital Expenditures:
Maintenance(2)	$3,534	$1,414	$3,536	$607	$377
Expansion(3)	60,934	33,065	7,631	2,052	3,828

Total	$64,468	$34,479	$11,167	$2,659	$4,205

Operating Data:
Storage capacity, end of period (mmbbls)	15.2	16.4	16.8	16.8	16.8
Storage capacity, average (mmbbls)	14.2	15.7	16.8	16.6	16.8
Terminal throughput (mbpd)	695.2	700.6	784.9	740.8	822.1
Vessels per period	743	694	799	171	211
Barges per period	2,481	2,520	2,910	772	646

(1)	Adjusted EBITDA is defined in “— Non-GAAP Financial Measure” below.

(2)	Maintenance capital expenditures are those capital expenditures required to maintain our long-term operating capacity.

(3)	Expansion capital expenditures are capital expenditures made to increase the long-term operating capacity of our asset base whether through construction or acquisitions.

Non-GAAP Financial Measure

We define Adjusted EBITDA as net income (loss) before net interest expense, income tax expense and depreciation and amortization expense, as further adjusted to reflect certain other non-cash and non-recurring items. Adjusted EBITDA is not a presentation made in accordance with GAAP.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

•	our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment in various opportunities.

We believe that the presentation of Adjusted EBITDA will provide useful information to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to Adjusted EBITDA are net income and net cash provided by operating activities. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to GAAP net income or net cash provided by operating activities. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because

Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Predecessor Historical					Pro Forma
						Year	Three
						Ended	Months
				Three Months Ended		December	Ended
	Year Ended December 31,			March 31,		31,	March 31,
	2008	2009	2010	2010	2011	2010	2011
	(In thousands)

Reconciliation of Adjusted EBITDA to net income:
Net income	$12,585	$25,116	$37,815	$10,839	$7,620	$58,330	$12,731
Depreciation and amortization expense	12,854	14,191	15,579	3,804	3,875	15,006	3,744
Income tax expense	6,166	10,482	11,483	2,442	2,779	191	70
Interest expense, net	7,240	8,303	9,464	2,476	2,264	2,161	555
(Gain) loss on disposal of fixed assets	(4)	96	(339)	(13)	544	(339)	544
Gain on property casualty indemnification	—	—	(4,688)	(3,701)	(247)	(4,688)	(247)
Loss on impairment of assets	213	155	46	—	—	46	—
Other (income) expense	912	(491)	(1,100)	(152)	(96)	(937)	(83)

Adjusted EBITDA	$39,966	$57,852	$68,260	$15,695	$16,739	$69,770	$17,314

Reconciliation of Adjusted EBITDA to net cash provided by operating activities:
Net cash from operating activities	$27,022	$32,253	$60,678	$15,921	$7,614
Changes in assets and liabilities	3,786	12,956	(7,207)	(5,186)	4,173
Deferred income taxes (non-cash)	(2,964)	(4,903)	(3,956)	461	435
Postretirement net periodic benefit cost	(1,104)	(1,219)	(1,265)	(335)	(443)
Income tax expense	6,166	10,482	11,483	2,442	2,779
Interest expense, net	7,240	8,303	9,464	2,476	2,264
Other income (excluding unrealized gain/loss on investments)	(180)	(20)	(937)	(84)	(83)

Adjusted EBITDA	$39,966	$57,852	$68,260	$15,695	$16,739

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations and cash available for distribution could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $0.3375 per unit, or $1.35 per unit per year, which will require us to have available cash of approximately $13.4 million per quarter, or $53.6 million per year, based on the number of common and subordinated units and the general partner interest to be outstanding after the completion of this offering. The amount of cash we can distribute on our common and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the volumes of crude oil, refined petroleum products and liquefied petroleum gas we handle;

•	the terminaling and storage fees with respect to volumes that we handle;

•	damage to pipelines, facilities, related equipment and surrounding properties caused by hurricanes, earthquakes, floods, fires, severe weather, explosions and other natural disasters and acts of terrorism or inadvertent damage to pipelines from construction, farm and utility equipment;

•	leaks or accidental releases of products or other materials into the environment, whether as a result of human error or otherwise;

•	planned or unplanned shutdowns of the refineries and chemical production facilities owned by our customers;

•	prevailing economic and market conditions;

•	difficulties in collecting our receivables because of credit or financial problems of customers;

•	the effects of new or expanded health, environmental and safety regulations;

•	governmental regulation, including changes in governmental regulation of the industries in which we operate;

•	changes in tax laws;

•	weather conditions; and

•	force majeure.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make;

•	the cost of acquisitions;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in debt agreements to which we are a party; and

•	the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

The assumptions underlying our forecast of cash available for distribution included in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from our estimates.

The forecast of cash available for distribution set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations and cash available for distribution for the twelve months ending June 30, 2012. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct, which are discussed in “Cash Distribution Policy and Restrictions on Distributions.”

Our forecast of cash available for distribution has been prepared by management, and we have not received an opinion or report on it from any independent registered public accountants. The assumptions underlying our forecast of cash available for distribution are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from that which is forecasted. If we do not achieve our forecasted results, we may not be able to pay the minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Our business would be adversely affected if the operations of our customers experienced significant interruptions. In certain circumstances, the obligations of many of our key customers under their terminal services agreements may be reduced or suspended, which would adversely affect our financial condition and results of operations.

We are dependent upon the uninterrupted operations of certain facilities owned or operated by our customers, such as the refineries and chemical production facilities we service. Any significant interruption at these facilities or inability to transport products to or from these facilities or to or from our customers for any reason would adversely affect our results of operations, cash flow and ability to make distributions to our unitholders. Operations at our facilities and at the facilities owned or operated by our suppliers and customers could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•	catastrophic events, including hurricanes;

•	environmental remediation;

•	labor difficulties; and

•	disruptions in the supply of products to or from our facilities.

Additionally, terrorist attacks and acts of sabotage could target oil and gas production facilities, refineries, processing plants, terminals and other infrastructure facilities.

Our terminal services agreements with many of our key customers provide that, if any of a number of events occur, including certain of those events described above, which we refer to as events of force majeure, and the event significantly delays or renders performance impossible with respect to a facility, usually for a specified minimum period of days, our customer’s obligations would be temporarily suspended with respect to that facility. In that case, a significant customer’s fixed storage services fees may be reduced or suspended, even if we are contractually restricted from recontracting out the storage space in question during such force majeure period, or the contract may be subject to termination. There can be no assurance that we are adequately insured against such risks. As a result, our revenue and results of operations could be materially adversely affected.

Our financial results depend on the demand for the crude oil, refined petroleum products and liquefied petroleum gas that we transport, store and distribute, among other factors, and the current economic downturn could result in lower demand for these products for a sustained period of time.

Any sustained decrease in demand for crude oil, refined petroleum products and liquefied petroleum gas in the markets served by our terminals could result in a significant reduction in storage or throughput in our terminals, which would reduce our cash flow and our ability to make distributions to our unitholders. Our financial results may also be affected by uncertain or changing economic conditions within certain regions, including the challenges that are currently affecting economic conditions in the entire United States. If economic and market conditions remain uncertain or adverse conditions persist, spread or deteriorate further, we may experience material impacts on our business, financial condition and results of operations.

Other factors that could lead to a decrease in market demand include:

•	the impact of weather on demand for oil;

•	the level of domestic oil and gas production, both on a stand-alone basis and as compared to the level of foreign oil and gas production;

•	higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline;

•	an increase in automotive engine fuel economy, whether as a result of a shift by consumers to more fuel-efficient vehicles or technological advances by manufacturers;

•	the increased use of alternative fuel sources, such as ethanol, biodiesel, fuel cells and solar, electric and battery-powered engines. Current laws will require a significant increase in the quantity of ethanol and biodiesel used in transportation fuels between now and 2022. Such an increase could have a material impact on the volume of fuels transported on our pipeline or loaded at our terminals; and

•	an increase in the market price of crude oil that leads to higher refined petroleum product prices, which may reduce demand for refined petroleum products and drive demand for alternative products. Market prices for crude oil and refined petroleum products are subject to wide fluctuation in response to changes in global and regional supply that are beyond our control, and increases in the price of crude oil may result in a lower demand for refined petroleum products.

Any decrease in supply and marketing activities may result in reduced throughput volumes at our terminal facilities, which would adversely affect our financial condition and results of operations.

Restrictions in our debt agreements could adversely affect our business, financial condition or results of operations.

Under our loan agreements with Oiltanking Finance B.V., we are prohibited from incurring additional indebtedness from third parties without the approval of Oiltanking Finance B.V. In addition, these loan agreements contain covenants that require us to maintain certain debt, leverage, and equity ratios and prohibit us from pledging our assets to third parties. We expect that our new revolving line of credit with Oiltanking Finance B.V. will contain similar restrictions as well as covenants that could restrict our ability to make cash distributions to our unitholders. As a result, we will be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Liquidity.”

Our operations are subject to operational hazards and unforeseen interruptions, including interruptions from hurricanes or floods, for which we may not be adequately insured.

Our primary operations are currently all located in the upper Gulf Coast region, and are subject to operational hazards and unforeseen interruptions, including interruptions from hurricanes or floods, which have historically impacted the region with some regularity. Each of our Houston and Beaumont terminals, for example, has experienced damage and interruption of business due to hurricanes. We may also be affected by factors such as adverse weather, accidents, fires, explosions, hazardous materials releases, mechanical failures, disruptions in supply infrastructure or logistics and other events beyond our control. In addition, our operations are exposed to other potential natural disasters, including tornadoes, storms, floods and/or earthquakes. If any of these events were to occur, we could incur substantial losses because of personal injury or loss of life, severe damage to and destruction of property and equipment, and pollution or other environmental damage resulting in curtailment or suspension of our related operations.

We are not fully insured against all risks incident to our business. Certain of the insurance policies covering entities and their operations that will be contributed to us also provide coverage to entities that will not be contributed to us as a part of our initial public offering. The coverage available under those insurance policies has historically been allocated among the entities that will be contributed to us and the entities that will not be contributed to us. This allocation may result in limiting the amount of recovery available to us for purposes of covered losses.

Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased and could escalate further. In addition sub-limits have been imposed for certain risks. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we are not fully insured, it could have a material adverse effect on our financial condition, results of operations and cash available for distribution to unitholders.

Reduced volatility in energy prices or new government regulations could discourage our storage customers from holding positions in crude oil or refined petroleum products, which could adversely affect the demand for our storage services.

We have constructed and continue to construct new storage facilities in response to increased customer demand for storage. Many of our competitors have also built new storage facilities. The demand for new storage has resulted in part from our customers’ desire to have the ability to take advantage of profit opportunities created by volatility in the prices of crude oil and petroleum products. If the prices of crude oil and petroleum products become relatively stable, or if federal and/or state regulations are passed that discourage our customers from storing those commodities, demand for our storage services could decrease, in which case we may be unable to renew contracts for our storage services or be forced to reduce the rates we charge for our storage services, either of which would reduce the amount of cash we generate.

Some of our current terminal services agreements are automatically renewing on a short-term basis, and may be terminated at the end of the current renewal term upon requisite notice. If one or more of our current terminal services agreements is terminated and we are unable to secure comparable alternative arrangements, our financial condition and results of operations will be adversely affected.

Some of our terminal services agreements currently in effect are operating in the automatic renewal phase of the contract that begins upon the expiration of the primary contract term. Our terminal services agreements generally have primary contract terms that range from one year up to 15 years. Upon expiration of the primary contract term, these agreements renew automatically for successive renewal terms that range from one to five years unless earlier terminated by either party upon the giving of the requisite notice, generally ranging from three to 18 months prior to the expiration of the applicable renewal term. Terminal services agreements that account for an aggregate of 18.1% of our expected revenues for the twelve month period ending March 31, 2012 could be terminated by our customers without penalty within the same period. If any one or more of our terminal services agreements is terminated and we are unable to secure comparable alternative arrangements, we may not be able to generate sufficient additional revenue from third parties to replace any shortfall in revenue or increase in costs. Additionally, we may incur substantial costs if modifications to our terminals are required by a new or renegotiated terminal services agreement. The occurrence of any one or more of these events could have a material impact on our financial condition and results of operations.

Competition from other terminals that are able to supply our customers with comparable storage capacity at a lower price could adversely affect our financial condition and results of operations.

We face competition from other terminals that may be able to supply our customers with integrated terminaling services on a more competitive basis. We compete with national, regional and local terminal and storage companies, including major integrated oil companies, of widely varying sizes, financial resources and experience. Our ability to compete could be harmed by factors we cannot control, including:

•	our competitors’ construction of new assets or redeployment of existing assets in a manner that would result in more intense competition in the markets we serve;

•	the perception that another company may provide better service; and

•	the availability of alternative supply points or supply points located closer to our customers’ operations.

Any combination of these factors could result in our customers utilizing the assets and services of our competitors instead of our assets and services, or us being required to lower our prices or increase our costs to retain our customers, either of which could adversely affect our results of operations, financial position or cash flows, as well as our ability to pay cash distributions to our unitholders.

The expected introduction of significant new crude oil supplies to the Gulf Coast region upon the completion of planned pipeline construction projects could decrease our customers’ dependence on waterborne crude oil imports and lead to a reduction in the demand for our marine terminal services.

We believe that current and planned expansion projects of other companies will introduce significant new crude oil supplies to the upper Gulf Coast through six recently announced pipeline projects that, if completed as expected, would transport a total of approximately 2.5 million barrels of crude oil per day into the region within the next two years. For additional information about these pipeline projects, please see “Business — Our Business and Properties.”

These or other pipeline construction projects could result in pipeline delivered crude accounting for an increasing share of the crude oil supplies utilized by our customers. This could lead to a decrease in the utilization of waterborne foreign crude oil imports by our customers and a related decrease in demand for our marine terminal services.

Our expansion of existing assets and construction of new assets may not result in revenue increases and will be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our operations and financial condition.

A portion of our strategy to grow and increase distributions to unitholders is dependent on our ability to expand existing assets and to construct additional assets. The construction of a new terminal, or the expansion of an existing terminal, such as by increasing storage capacity or otherwise, involves numerous regulatory, environmental, political and legal uncertainties, most of which are beyond our control. Moreover, we may not receive sufficient long-term contractual commitments from customers to provide the revenue needed to support such projects. As a result, we may construct new facilities that are not able to attract enough storage customers or throughput to achieve our expected investment return, which could adversely affect our results of operations and financial condition and our ability to make distributions to our unitholders.

If we undertake these projects, they may not be completed on schedule or at all or at the budgeted cost. We may be unable to negotiate acceptable interconnection agreements with third-party pipelines to provide destinations for increased throughput. Even if we receive sufficient multi-year contractual commitments from customers to provide the revenue needed to support such projects and we complete our construction projects as planned, we may not realize an increase in revenue for an extended period of time. For instance, if we build a new terminal, the construction will occur over an extended period of time and we will not receive any material increases in revenues until after completion of the project. Any of these circumstances could adversely affect our results of operations and financial condition and our ability to make distributions to our unitholders.

If we are unable to make acquisitions on economically acceptable terms, our future growth would be limited, and any acquisitions we make may reduce, rather than increase, our cash generated from operations on a per unit basis.

A portion of our strategy to grow our business and increase distributions to unitholders is dependent on our ability to make acquisitions that result in an increase in our cash available for distribution per unit. If we are unable to make acquisitions from third parties, including from OTA and its affiliates, because we are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, we are unable to obtain financing for these acquisitions on economically acceptable terms or we are outbid by competitors, our future growth and ability to increase distributions will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in our cash available for distribution per unit. Any acquisition involves potential risks, some of which are beyond our control, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	an inability to integrate successfully the businesses we acquire;

•	an inability to hire, train or retain qualified personnel to manage and operate our business and newly acquired assets;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

Revenues we generate from throughput fees vary based upon the volumes of products handled at our terminals and the activity levels of our customers. Any short- or long-term decrease in the demand for the crude oil, refined petroleum products or liquefied petroleum gas we handle or any interruptions to the operations of certain of our customers, could reduce the amount of cash we generate and adversely affect our ability to make distributions to our unitholders.

For the year ended December 31, 2010, we generated approximately 20% of our revenues from throughput fees, which (i) our non-storage customers pay us to receive or deliver volumes of products on their behalf to designated pipelines, third-party storage facilities or waterborne transportation and (ii) our storage customers pay us to receive volumes of products on their behalf that exceed the base throughput contemplated in their agreed upon monthly storage services fee. In addition, approximately 12% of our revenues were generated from throughput fees charged to a single customer.

The revenues we generate from throughput fees vary based upon the volumes of products accepted at or withdrawn from our terminals, and our non-storage customers are not obligated to pay us any throughput fees unless we move volumes of products across our pipelines or docks on their behalf. If one or more of our non-storage customers were to slow or suspend its operations, or otherwise experience a decrease in demand for our services, our revenues under our agreements with such customers would be reduced or suspended, resulting in a decrease in the revenues we generate.

We are exposed to the credit risk of our customers, and any material nonpayment or nonperformance by our key customers could adversely affect our financial results and cash available for distribution.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers. Approximately 61% of our revenues for the year ended December 31, 2010 were attributable to our five largest customers. Our credit procedures and policies may not be adequate to fully eliminate customer credit risk. If we fail to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use the capacity could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to our unitholders.

Any reduction in the capability of our customers to utilize third-party pipelines that interconnect with our terminals, or to continue utilizing them at current costs, could cause a reduction of volumes transported through our terminals.

Many users of our terminals are dependent upon connections to third-party pipelines, to receive and deliver crude oil, refined petroleum products and liquefied petroleum gas. Any interruptions or reduction in the capabilities of these interconnecting pipelines due to testing, line repair, reduced operating pressures, or other causes would result in reduced volumes transported through our terminals. Similarly, if additional shippers begin transporting volume over interconnecting pipelines, the allocations to our existing shippers on these interconnecting pipelines could be reduced, which also could reduce volumes transported through our terminals. Allocation reductions of this nature are not infrequent and are beyond our control. In addition, if the costs to us or our storage service customers to access and transport on these third-party pipelines significantly increase, our profitability could be reduced. Any such increases in cost, interruptions or allocation reductions that, individually or in the aggregate, are material or continue for a sustained period of time could have a material adverse effect on our financial position, results of operations or cash flows.

If we are unable to diversify our assets and geographic locations, our ability to make distributions to our unitholders could be adversely affected.

We rely exclusively on sales generated from products distributed from the terminals we own, which are exclusively located in the Gulf Coast region. Due to our lack of diversification in asset type and location, an adverse development in these businesses or areas, including adverse developments due to catastrophic events or weather and decreases in demand for refined petroleum products, could have a significantly greater impact on our results of operations and cash available for distribution to our unitholders than if we maintained more diverse assets and locations.

Mergers among our customers and competitors could result in lower volumes being stored in or distributed through our terminals, thereby reducing the amount of cash we generate.

Mergers between our existing customers and our competitors could provide strong economic incentives for the combined entities to utilize their existing systems instead of ours in those markets where the systems compete. As a result, we could lose some or all of the volumes and associated revenues from these customers and we could experience difficulty in replacing those lost volumes and revenues. Because most of our operating costs are fixed, a reduction in volumes would result not only in less revenue, but also a decline in cash flow of a similar magnitude, which would adversely affect our results of operations, financial position or cash flows, as well as our ability to pay cash distributions.

We may incur significant costs and liabilities in complying with environmental, health and safety laws and regulations, which are complex and frequently changing.

Our operations involve the transport and storage of crude oil, refined petroleum products and liquefied petroleum gas and are subject to federal, state, and local laws and regulations governing, among other things, the gathering, storage, handling and transportation of petroleum and hazardous substances, the emission and discharge of materials into the environment, the generation, management and disposal of wastes, and other matters otherwise relating to the protection of the environment. Our operations are also subject to various laws and regulations relating to occupational health and safety. Compliance with this complex array of federal, state, and local laws and implementing regulations is difficult and may require significant capital expenditures and operating costs to mitigate or prevent pollution. Moreover, our business is inherently subject to accidental spills, discharges or other releases of petroleum or hazardous substances into the environment and neighboring areas, for which we may incur substantial liabilities to investigate and remediate. Failure to comply with applicable environmental, health, and safety laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, permit revocations, and injunctions limiting or prohibiting some or all of our operations.

We cannot predict what additional environmental, health, and safety legislation or regulations will be enacted or become effective in the future or how existing or future laws or regulations will be administered or interpreted with respect to our operations. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. These expenditures or costs for environmental, health, and safety compliance could have a material adverse effect on our results of operations, financial condition and profitability.

We could incur significant costs and liabilities in responding to contamination that occurs at our facilities.

Our pipeline and terminal facilities have been used for transportation, storage and distribution of crude oil, refined petroleum products and liquefied petroleum gas for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons and wastes from time to time have been spilled or released on or under the terminal properties. In addition, the terminal properties were previously owned and operated by other parties and those parties from time to time also have spilled or released hydrocarbons or wastes. The terminal properties are subject to federal, state and local laws that impose investigatory and remedial obligations, some of which are joint and several or strict liability obligations without regard to fault, to address and prevent environmental contamination. We may incur significant costs and liabilities in responding to any soil and groundwater contamination that occurs on our properties, even if the contamination was caused by prior owners and operators of our facilities. Since we acquired full ownership of the Beaumont terminal in 2001, we have spent approximately $0.35 million to investigate and remediate soil and ground water impacts at that terminal.

Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating and capital costs and reduced demand for our storage services.

In December 2009, the U.S. Environmental Protection Agency (“EPA”) determined that emissions of carbon dioxide, methane and other greenhouse gases (“GHGs”) present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA has begun adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the federal Clean Air Act. The EPA recently adopted two sets of rules regulating GHG emissions under the Clean Air Act, one of which requires a reduction in emissions of GHGs from motor vehicles and the other of which regulates emissions of GHGs from certain large stationary sources, effective January 2, 2011, which could require greenhouse emission controls for those sources. The EPA’s rules relating to emissions of GHGs from large stationary sources of emissions are currently subject to a number of legal challenges, but the federal courts have thus far declined to issue any injunctions to prevent the EPA from implementing, or requiring state environmental agencies to implement, the rules. The EPA has also adopted rules requiring the reporting of GHG emissions from specified large GHG emission sources in the United States on an annual basis, beginning in 2011 for emissions occurring after January 1, 2010, as well as certain onshore oil and natural gas production, processing, transmission, storage and distribution facilities on an annual basis, beginning in 2012 for emissions occurring in 2011.

In addition, the U.S. Congress has from time to time considered adopting legislation to reduce emissions of GHGs and almost one-half of the states have already taken legal measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and gas processing plants, to acquire and surrender emission allowances. The number of allowances available for purchase is reduced each year in an effort to achieve the overall GHG emission reduction goal.

The adoption of legislation or regulatory programs to reduce emissions of GHGs could require us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or comply with new regulatory or reporting requirements. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the oil and natural gas that is produced, which may decrease demand for our storage services. Consequently, legislation and regulatory programs to reduce emissions of GHGs could have an adverse effect on our business, financial condition and results of operations. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our financial condition and results of operations.

Terrorist attacks aimed at our facilities or surrounding areas could adversely affect our business.

The U.S. government has issued warnings that energy assets, specifically the nation’s pipeline and terminal infrastructure, may be the future targets of terrorist organizations. Any terrorist attack at our facilities, those of our customers and, in some cases, those of other pipelines, refineries, or terminals could materially and adversely affect our financial condition, results of operations or cash flows.

Risks Inherent in an Investment in Us

OTA owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including OTA, have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of us and our unitholders.

Following the offering, OTA will own and control our general partner and will appoint all of the directors of our general partner. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the executive officers and directors of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to OTA. Therefore, conflicts of interest may arise between OTA and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our common unitholders. These conflicts include the following situations, among others:

•	our general partner is allowed to take into account the interests of parties other than us, such as OTA, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	neither our partnership agreement nor any other agreement requires OTA to pursue a business strategy that favors us;

•	our partnership agreement limits the liability of and reduces fiduciary duties owed by our general partner and also restricts the remedies available to unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•	our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the level of reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•	our general partner determines the amount and timing of any capital expenditure and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Our partnership agreement does not set a limit on the amount of maintenance capital expenditures that our general partner may estimate. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Capital Expenditures” for a discussion on when a capital expenditure constitutes a maintenance capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash that is distributed to our unitholders which, in turn, may affect the ability of the subordinated units to convert. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period”;

•	our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•	our partnership agreement permits us to distribute up to $30 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations that it and its affiliates owe to us;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

•	our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or the unitholders. This election may result in lower distributions to the common unitholders in certain situations.

In addition, we may compete directly with entities in which OTA has an interest for acquisition opportunities and potentially will compete with these entities for new business or extensions of the existing services provided by us. Please read “— OTA and other affiliates of our general partner may compete with us” and “Conflicts of Interest and Fiduciary Duties.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

We expect that we will distribute all of our available cash to our unitholders and will rely primarily upon external financing sources, including commercial bank borrowings, borrowings from Oiltanking Finance B.V. and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

In addition, because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate limitations in our expected revolving line of credit, on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the available cash that we have to distribute to our unitholders.

Our partnership agreement limits our general partner’s fiduciary duties to holders of our common and subordinated units.

Our partnership agreement contains provisions that modify and reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and its affiliates;

•	whether to exercise its limited call right;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to exercise its registration rights;

•	whether to elect to reset target distribution levels; and

•	whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties.”

Our partnership agreement restricts the remedies available to holders of our common and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

•	whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•	our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning that it believed that the decision was in the best interest of our partnership;

•	our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	our general partner will not be in breach of its obligations under the partnership agreement or its fiduciary duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is:

(1)	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

(2)	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates;

(3)	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

(4)	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest satisfies either of the standards set forth in subclauses (3) and (4) above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties.”

OTA and other affiliates of our general partner may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership interest in us. Affiliates of our general partner, including OTA and the Oiltanking Group, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. The Oiltanking Group and OTA currently hold substantial interests in other companies in the terminaling business. OTA and the Oiltanking Group make investments and purchase entities that acquire, own and operate terminaling businesses. These investments and acquisitions may include entities or assets that we would have been interested in acquiring. Therefore, OTA and the Oiltanking Group may compete with us for investment opportunities and OTA and the Oiltanking Group may own an interest in entities that compete with us.

Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers and directors and OTA. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Conflicts of Interest and Fiduciary Duties.”

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of the conflicts committee of its board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%, in addition to distributions paid on its 2.0% general partner interest) for each of the prior four consecutive whole fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the current target distribution levels.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units and a general partner interest necessary to maintain its general partner interest in us immediately prior to the reset election. The number of common units to be issued to our general partner will equal the number of common units which would have entitled the holder to an average aggregate quarterly cash distribution in such prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Our unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by OTA, as a result of it owning our general partner, and not by our unitholders. Please read “Management — Management of Oiltanking Partners, L.P.” and “Certain Relationships and Related Transactions.” Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all our outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, OTA will own, directly or indirectly, an aggregate of 74.3% of our common and subordinated units (or 70.4% of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). Also, if our general partner is removed without cause during the subordination period and no units held by the holders of our subordinated units or their affiliates are voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Unitholders will experience immediate and substantial dilution of $13.49 per common unit.

The assumed initial public offering price of $20.00 per common unit exceeds pro forma net tangible book value of $6.51 per common unit. Based on the assumed initial public offering price of $20.00 per common unit, unitholders will incur immediate and substantial dilution of $13.49 per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with GAAP, and not their fair value. Please read “Dilution.”

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the members of our general partner to transfer their respective membership interests in our general partner to a third party. The new members of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with their own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a “change of control” without the vote or consent of the unitholders.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. Upon consummation of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, OTA will own, directly or indirectly, an aggregate of 48.6% of our common units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), OTA will own 74.3% of our common units. For additional information about the limited call right, please read “The Partnership Agreement — Limited Call Right.”

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline. Please read “The Partnership Agreement — Issuance of Additional Interests.”

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by OTA or other large holders.

After this offering, we will have 19,449,901 common units and 19,449,901 subordinated units outstanding, which includes the 10,000,000 common units we are selling in this offering that may be resold in the public market immediately (11,500,000 if the underwriters exercise in full their option to purchase additional common units). All of the 19,449,901 subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. All of the 9,449,901 common units (7,949,901 if the underwriters exercise in full their option to purchase additional common units) that are issued to OTA will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived in the discretion of certain of the underwriters. Sales by OTA or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to OTA. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold, subject to certain limitations. Please read “Units Eligible for Future Sale.”

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Cost reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to our unitholders. The amount and timing of such reimbursements will be determined by our general partner.

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf pursuant to a services agreement with OT Services, a wholly-owned subsidiary of OTA. Neither our partnership agreement nor the services agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed, but the services agreement will provide for an agreed upon maximum annual reimbursement obligation for expenses associated with certain specified selling, general and administrative services necessary to run our business that will be provided to us by OT Services. These capped expenses include (i) expenses of non-executive employees, including general and administrative overhead costs, salary, bonus, incentive compensation and other compensation amounts, which we expect will be allocated to us based on weighted-average headcount and the ratio of time spent by those employees on our business and operations, and (ii) executive officer expenses, including general and administrative overhead costs, salary, bonus, incentive compensation and other compensation amounts, which we expect will be allocated to us based on the amount of time spent managing our business and operations. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of available cash to pay cash distributions to our unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions.”

The amount of cash we have available for distribution to holders of our units depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions during periods when we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from reserves and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may pay cash distributions during periods when we record net losses for financial accounting purposes and may not pay cash distributions during periods when we record net income.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders. However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by OTA) after the subordination period has ended. At the closing of this offering, OTA will own, directly or indirectly, approximately 48.6% of the outstanding common units and all of our outstanding subordinated units. Please read “The Partnership Agreement — Amendment of the Partnership Agreement.”

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 10,000,000 publicly traded common units held by our public unitholders (11,500,000 common units if the underwriters exercise their option to purchase additional common units in full). We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representative of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Unitholders may have liability to repay distributions and in certain circumstances may be personally liable for the obligations of the partnership.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. A purchaser of units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to the purchaser of units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

It may be determined that the right, or the exercise of the right by the limited partners as a group, to (i) remove or replace our general partner, (ii) approve some amendments to our partnership agreement or (iii) take other action under our partnership agreement constitutes “participation in the control” of our business. A limited partner that participates in the control of our business within the meaning of the Delaware Act may be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. Please read “The Partnership Agreement — Limited Liability.”

The NYSE does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

We have been approved to list our common units on the NYSE, subject to official notice of issuance. Because we will be a publicly traded partnership, the NYSE does not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management — Management of Oiltanking Partners, L.P.”

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the NYSE, require publicly traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly traded partnership. As a result, the amount of cash we have available for distribution to our unitholders will be affected by the costs associated with being a public company.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our board or as executive officers.

We estimate that we will incur approximately $3 million of incremental external costs per year and additional internal costs associated with being a publicly traded partnership; however, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, please read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for U.S. federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service, or the IRS, on this or any other tax matter affecting us.

Despite the fact that we are organized as a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe, based upon our current operations, that we will be so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

In Texas, we will be subject to an entity-level tax on any portion of our income that is generated in Texas in the prior year. Imposition of any such additional taxes on us or an increase in the existing tax rates would reduce the cash available for distribution to our unitholders.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of Congress have recently considered substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any modification to the U.S. federal income tax laws and interpretations thereof may be applied retroactively and could make it more difficult or impossible to meet the exception for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes. Although the considered legislation would not appear to have affected our treatment as a partnership, we are unable to predict whether any of these changes, or other proposals will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income that could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from that income.

Oiltanking Beaumont Specialty Products, LLC, one of our subsidiaries, conducts activities that may not generate qualifying income. If the income generated by this subsidiary disproportionately increases as a percentage of our total gross income, we may choose to have this subsidiary treated as a corporation for U.S. federal income tax purposes.

In order to maintain our status as a partnership for U.S. federal income tax purposes, 90% or more of our gross income in each tax year must be qualifying income under Section 7704 of the Internal Revenue Code. For a discussion of qualifying income, please read “Material U.S. Federal Income Tax Consequences — Taxation of the Partnership.”

A small portion of our current business relates to the transportation and storage of specialty products that may not generate qualifying income. In an attempt to ensure that 90% or more of our gross income in each tax year is qualifying income, we will conduct the portion of our business related to these specialty products in Oiltanking Beaumont Specialty Products, LLC. Currently, this subsidiary represents less than 8% of our total gross income. If the income generated by this subsidiary disproportionately increases as a percentage of our total gross income, we may choose to have this subsidiary treated as a corporation for U.S. federal income tax purposes. In such case, this subsidiary would be subject to corporate-level tax on its taxable income at the applicable federal corporate income tax rate (currently, 35%). Imposition of a corporate level tax would reduce the anticipated cash available for distribution to us from the specialty products assets and operations of the subsidiary and, in turn, would reduce our cash available for distribution to our unitholders. Moreover, if the IRS were to successfully assert that this subsidiary had more tax liability than we would currently anticipate or legislation was enacted that increased the corporate tax rate, our cash available for distribution to our unitholders would be further reduced.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, OTA will own, directly and indirectly, more than 50% of the total interests in our capital and profits interests. Therefore, a transfer by OTA of all or a portion of its interests in us could result in a termination of our partnership for federal income tax purposes. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material U.S. Federal Income Tax Consequences — Disposition of Units — Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material U.S. Federal Income Tax Consequences — Disposition of Units — Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (or “IRAs”), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to you.

The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with some or all of the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. Our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material U.S. Federal Income Tax Consequences — Tax Consequences of Unit Ownership — Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we adopt.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We generally prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. Nonetheless, we allocate certain deductions for depreciation of capital additions based upon the date the underlying property is placed in service. The use of this proration method may not be permitted under existing Treasury Regulations, and although the U.S. Treasury Department issued proposed Treasury Regulations allowing a similar monthly simplifying convention, such regulations are not final and do not specifically authorize the use of the proration method we have adopted. Accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to successfully challenge our proration method, we may be required to change the allocation of items of income, gain, loss, and deduction among our unitholders.

A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because there is no tax concept of loaning a partnership interest, a unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of the loaned units. In that case, he may no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $183.0 million from this offering (based on an assumed initial offering price of $      per common unit, after deducting the estimated underwriting discount and offering expenses, to:

•	repay intercompany indebtedness owed to Oiltanking Finance B.V. in the amount of approximately $119.5 million;

•	reimburse Oiltanking Finance B.V. for approximately $7.1 million of fees incurred in connection with our repayment of such indebtedness;

•	make a distribution to OTA in the amount of $33.0 million; and

•	provide us working capital of $23.4 million.

As of March 31, 2011, we had approximately $143.8 million of intercompany indebtedness outstanding to Oiltanking Finance B.V. with maturities ranging from 2014 to 2020 and a weighted-average interest rate of approximately 6.0%. This indebtedness was incurred to refinance project debt and for capital expenditures. As of June 22, 2011, approximately $142.0 million of such intercompany indebtedness remained outstanding. Following the completion of this offering and the application of the net proceeds therefrom as described above, we expect to have approximately $22.5 million in intercompany indebtedness outstanding at a weighted-average interest rate of approximately 7.1%. For additional information regarding our term borrowings from Oiltanking Finance B.V. and the borrowings we expect to repay with the proceeds from this offering, please see “Management’s Discussion and Analysis of Financial Condition — Liquidity and Capital Resources — Term Borrowings.”

If and to the extent the underwriters exercise their option to purchase all or a portion of the 1,500,000 additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the 1,500,000 additional common units, if any, will be issued to OTA. Any such units issued to OTA will be issued for no consideration other than OTA’s contribution of equity interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us in connection with the closing of this offering. If the underwriters exercise their option to purchase 1,500,000 additional common units in full, the additional net proceeds would be approximately $28.1 million (based upon the midpoint of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to make a distribution to OTA. If the underwriters do not exercise their option to purchase additional common units, we will issue 1,500,000 common units to OTA upon the option’s expiration. We will not receive any additional consideration from OTA in connection with such issuance. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

A $1.00 increase or decrease in the assumed initial public offering price of $      per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount and offering expenses payable by us, to increase or decrease, respectively, by approximately $      million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concurrent $1.00 increase in the assumed public offering price to $      per common unit, would increase net proceeds to us from this offering by approximately $      million. Similarly, each decrease of 1.0 million common units offered by us, together with a concurrent $1.00 decrease in the assumed initial offering price to $      per common unit, would decrease the net proceeds to us from this offering by approximately $      million.

CAPITALIZATION

The following table shows our capitalization as of March 31, 2011:

•	on an actual basis for Oiltanking Predecessor, representing the combination of Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P.;

•	as adjusted to give effect to our change in tax status to a non-taxable entity, the change in sponsor of a postretirement benefit plan and a deferred compensation plan from Oiltanking Houston, L.P. to OTA and the elimination of certain assets not contributed to us; and

•	as further adjusted to reflect the offering of our common units, the other transactions described under “Summary — Formation Transactions and Partnership Structure” and the application of the net proceeds from this offering as described under “Use of Proceeds.”

This table is derived from, and should be read together with, the unaudited pro forma condensed combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Summary— Formation Transactions and Partnership Structure,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2011
				As Further
	Historical		As Adjusted	Adjusted
	(In thousands)

Debt:
Term Borrowings from Oiltanking Finance B.V.(1)	$143,758	(2)	$143,758	$24,300	(2)
Revolving line of credit	—		—	—

Total debt	$143,758		$143,758	$24,300

Partners’ equity:
Oiltanking Predecessor	$111,687		$115,522	$—
Held by public:
Common units	—		—	183,000
Held by OTA:
Common units	—		—	24,003
Subordinated units	—		—	49,403
General partner interest	—		—	2,016

Total partners’ equity	$111,687		$115,522	$258,422

Total capitalization	$255,445		$259,280	$282,722

(1)	For additional information regarding our term borrowings from Oiltanking Finance, B.V. and the borrowings we expect to repay with the proceeds from this offering, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Term Borrowings.”

(2)	As of June 22, 2011, approximately $142.0 million in term borrowings were outstanding. Upon our repayment of approximately $119.5 million of such indebtedness with a portion of the net proceeds from this offering as described under “Use of Proceeds,” we will have $22.5 million in term borrowings outstanding.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. Assuming an initial public offering price of $20.00 per common unit on a pro forma basis as of March 31, 2011, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $258.4 million, or $6.51 per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per common unit before the offering(1)	$3.89
Increase in net tangible book value per common unit attributable to purchasers in the offering	2.62

Less: Pro forma net tangible book value per common unit after the offering(2)		6.51

Immediate dilution in net tangible book value per common unit to purchasers in the offering(3)		$13.49

(1)	Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities by the number of units (9,449,901 common units, 19,449,901 subordinated units and the 2.0% general partner interest represented by 793,874 notional general partner units) to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us. The number of units notionally represented by the 2.0% general partner interest is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98.0%) by the 2.0% general partner interest.

(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units (19,449,901 common units, 19,449,901 subordinated units, and the 2.0% general partner interest represented by 793,874 notional general partner units) to be outstanding after the offering. The number of units notionally represented by the 2.0% general partner interest is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common units and subordinated units outstanding divided by 98.0%) by the 2.0% general partner interest.

(3)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units		Total Consideration
	Number	Percent	Amount	Percent

General partner and OTA(1)(2)(3)	29,693,676	74.8%	$75.4	29.2%
Purchasers in the offering	10,000,000	25.2%	$183.0	70.8%

Total	39,693,676	100%	$258.4	100%

(1)	Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own 9,449,901 common units, 19,449,901 subordinated units and a 2.0% general partner interest represented by 793,874 notional general partner units. The number of units notionally represented by the 2.0% general partner interest is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98.0%) by the 2.0% general partner interest.

(2)	The assets contributed by OTA will be recorded at historical cost. The book value of the consideration provided by OTA as of March 31, 2011 was approximately $111.7 million.

(3)	Assumes the underwriters’ option to purchase additional common units is not exercised.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with ‘‘— Significant Forecast Assumptions” below, which includes the factors and assumptions upon which we base our cash distribution policy. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma combined results of operations, you should refer to the audited historical combined financial statements as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010, the unaudited historical condensed combined financial statements as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 and our unaudited pro forma condensed combined financial statements for the year ended December 31, 2010 and as of and for the three months ended March 31, 2011 included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires us to distribute all of our available cash quarterly. Our cash distribution policy reflects a fundamental judgment that our unitholders generally will be better served by our distributing rather than retaining our available cash. Our partnership agreement generally defines available cash as, for each quarter, cash generated from our business in excess of the amount of cash reserves established by our general partner to provide for the conduct of our business, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the next four quarters. Our available cash also may include, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute to our unitholders than would be the case were we subject to entity-level federal income tax.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will distribute quarterly cash distributions to our unitholders. We do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement. Our cash distribution policy is subject to certain restrictions and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

•	Our cash distribution policy will be subject to restrictions on distributions under our expected revolving line of credit and other borrowings from Oiltanking Finance B.V., which will contain financial tests and covenants that we must satisfy. These financial tests and covenants are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Liquidity.” Should we be unable to satisfy these restrictions or if we are otherwise in default under our revolving line of credit, we will be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•	Our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

•	Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf pursuant to a services agreement with OT Services, a wholly-owned subsidiary of OTA. Neither our partnership agreement nor the services agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed, but the services agreement will provide for an agreed upon maximum annual reimbursement obligation for expenses associated with certain specified selling, general and administrative services necessary to run our business that will be provided to us by OT Services. These capped expenses include (i) expenses of non-executive employees, including general and administrative overhead costs, salary, bonus, incentive compensation and other compensation amounts, which we expect will be allocated to us based on weighted-average headcount and the ratio of time spent by those employees on our business and operations, and (ii) executive officer expenses, including general and administrative overhead costs, salary, bonus, incentive compensation and other compensation amounts, which we expect will be allocated to us based on the amount of time spent managing our business and operations. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of available cash to pay cash distributions to our unitholders.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders, except in those limited circumstances when our general partner can amend our partnership agreement without unitholder approval. However, after the subordination period has ended our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by OTA). At the closing of this offering, OTA will own, directly or indirectly, approximately 48.6% of the outstanding common units and all of our outstanding subordinated units. Please read “The Partnership Agreement — Amendment of the Partnership Agreement.”

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or selling, general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

•	If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” We do not anticipate that we will make any distributions from capital surplus.

•	Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon external financing sources, including borrowings under our revolving line of credit, commercial bank borrowings, other borrowings from Oiltanking Finance B.V. and issuances of debt and equity securities, to fund any future expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. Our revolving line of credit will restrict our ability to incur additional debt without the approval of Oiltanking Finance B.V. To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate limitations in our expected revolving line of credit, on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Our Minimum Quarterly Distribution

Upon the consummation of this offering, the board of directors of our general partner will establish a minimum quarterly distribution of $0.3375 per unit for each complete quarter, or $1.35 per unit on an annualized basis. Quarterly distributions, if any, will be made within 45 days after the end of each quarter. This equates to an aggregate cash distribution of $13.4 million per quarter, or $53.6 million per year, based on the number of common and subordinated units and 2.0% general partner interest to be outstanding immediately after completion of this offering. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “— General — Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” The table below sets forth the amount of common units, subordinated units and notional units representing the 2.0% general partner interest that will be outstanding immediately after this offering, assuming the underwriters do not exercise their option to purchase additional common units, and the available cash needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

		Distributions
	Number of Units	One Quarter	Annualized

Publicly held common units	10,000,000	$3,375,000	$13,500,000
Common units held by OTA	9,449,901	3,189,342	12,757,367
Subordinated units held by OTA	19,449,901	6,564,342	26,257,367
General partner interest(1)	793,874	267,932	1,071,729

Total	39,693,676	$13,396,616	$53,586,463

(1)	The number of units notionally represented by the 2.0% general partner interest is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98.0%) by the 2.0% general partner interest.

If the underwriters do not exercise their option to purchase additional common units, we will issue 1,500,000 common units to OTA at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to OTA. Any such units issued to OTA will be issued for no additional consideration other than OTA’s contribution of equity interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us in connection with the closing of this offering. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

As of the date of this offering, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner’s initial 2.0% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial 2.0% general partner interest. Our general partner will also hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48.0% of the cash we distribute in excess of $0.50625 per unit per quarter.

We will pay our distributions on or about the 15th day of each of February, May, August and November to holders of record on or about the 1st day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. We will adjust the quarterly distribution for the period from the closing of this offering through September 30, 2011 based on the actual length of the period.

Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly. Under our partnership agreement, available cash is generally defined to mean, for each quarter, cash generated from our business in excess of the amount of reserves established by our general partner to provide for the conduct of our business, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the next four quarters.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interest. Please read “Conflicts of Interest and Fiduciary Duties.”

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement; however, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above.

Subordinated Units

OTA will initially own, directly or indirectly, all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. To the extent we do not pay the minimum quarterly distribution on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. Subordinated units will not accrue arrearages.

To the extent we have available cash in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess available cash to pay any distribution arrearages on common units related to prior quarters before any cash distribution is made to holders of subordinated units. When the subordination period ends, all of the subordinated units will convert into an equal number of common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”

Unaudited Pro Forma Cash Available for Distribution

If we had completed the transactions contemplated in this prospectus on January 1, 2010, our unaudited pro forma cash available for distribution for the twelve months ended December 31, 2010 would have been approximately $59.6 million. If we had completed the transactions contemplated in this prospectus on April 1, 2010, our pro forma cash available for distribution for the twelve months ended March 31, 2011 would have been approximately $60.9 million. These amounts would have been sufficient to make the minimum quarterly distribution of $0.3375 per unit per quarter (or $1.35 per unit on an annualized basis) on all of our common and subordinated units during such periods.

Unaudited pro forma cash available for distribution includes incremental external selling, general and administrative expenses that we expect we will incur as a result of being a publicly traded partnership, consisting of costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, NYSE listing, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. We estimate that these incremental external selling, general and administrative expenses initially will be approximately $3 million per year. Such incremental selling, general and administrative expenses are not reflected in our historical and pro forma financial statements.

Unaudited pro forma cash available for distribution also includes $1.8 million of incremental selling, general and administrative expenses that we expect we will incur as a result of $3.8 million of additional administrative personnel and other costs to support our business and growth, partially offset by expense reductions of $2.0 million expected in connection with transferring a substantial portion of our administrative functions to our general partner and its affiliates.

The pro forma financial statements, from which pro forma cash available for distribution is derived, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash accounting concept, while our unaudited pro forma condensed combined financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution stated above in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

Our unaudited pro forma condensed combined financial statements are derived from the audited historical combined financial statements of Oiltanking Predecessor included elsewhere in this prospectus and Oiltanking Predecessor’s accounting records, which are unaudited. Our unaudited pro forma condensed combined financial statements should be read together with “Selected Historical and Pro Forma Combined Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited historical combined financial statements of Oiltanking Predecessor included elsewhere in this prospectus.

The footnotes to the table below provide additional information about the pro forma adjustments and should be read along with the table.

Oiltanking Partners, L.P.
Unaudited Pro Forma Cash Available for Distribution

	Year Ended	Twelve Months Ended
	December 31, 2010	March 31, 2011
	(In thousands)

Pro Forma Net Income(1)	$58,330	$55,547

Add:
Income tax expense	191	186
Interest expense, net(2)	2,161	2,241
Depreciation and amortization expense	15,006	15,077
Other, net	(5,918)	(1,906)

Adjusted EBITDA(3)	69,770	71,145
Less:
Incremental selling, general and administrative expense(4)	4,800	4,800
Cash interest paid(2)	1,548	1,830
Cash taxes paid	278	278
Maintenance capital expenditures(5)	3,536	3,306

Pro Forma Available Cash	59,608	60,931

Pro Forma Cash Distributions
Distributions to public common unitholders	13,500	13,500
Distributions to Oiltanking Holding Americas, Inc. — common units	12,757	12,757
Distributions to Oiltanking Holding Americas, Inc. — subordinated units	26,257	26,257
Distributions to our general partner	1,072	1,072

Total distributions	53,586	53,586

Excess	$6,022	$7,345

Percent of minimum quarterly distributions payable to common unitholders	100.0%	100.0%
Percent of minimum quarterly distributions payable to subordinated unitholders	100.0%	100.0%

(1)	Reflects our pro forma operating results for the periods indicated, derived from or prepared on a basis consistent with our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The pro forma adjustments reflected in our unaudited pro forma condensed combined financial statements for the year ended December 31, 2010 have been prepared as if this offering and the anticipated borrowings under our credit facility had taken place on January 1, 2010. The pro forma adjustments reflected in our unaudited pro forma condensed combined financial statements for the twelve months ended March 31, 2011 have been prepared as if this offering and the anticipated borrowings under the credit facility had taken place on April 1, 2010.

(2)	Interest expense and cash interest both include (i) commitment fees on our new revolving credit facility with Oiltanking Finance B.V. as if it had been in place as of January 1, 2010, and (ii) interest incurred on existing debt. Interest expense also includes the amortization of debt issuance costs incurred in connection with our revolving credit facility.

(3)	Adjusted EBITDA is defined in “Summary — Non-GAAP Financial Measure.”

(4)	Reflects an adjustment to our Adjusted EBITDA for an estimated incremental external cash expense associated with being a publicly traded partnership of approximately $3 million, consisting of costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, Sarbanes-Oxley compliance, NYSE listing, investor relations activities, registrar and transfer agent fees, director and officer liability insurance costs and director compensation. Also includes $1.8 million of incremental selling, general and administrative expenses that we expect we will incur as a result of $3.8 million of additional administrative personnel and other costs to support our business and growth, partially offset by expense reductions of $2.0 million we expect in connection with transferring a substantial portion of our administrative functions to our general partner and its affiliates.

(5)	Maintenance capital expenditures are capital expenditures made for the purpose of maintaining or replacing the operating capacity, service capability and/or functionality of our existing assets. Examples of maintenance capital expenditures include capital expenditures such as those required to maintain equipment reliability, tank and pipeline integrity and safety and to address environmental regulations.

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2012

We forecast that our cash available for distribution generated during the twelve months ending June 30, 2012 will be approximately $61.6 million. This amount would be sufficient to pay the minimum quarterly distribution of $0.3375 per unit on all of our common units and subordinated units and the corresponding distribution on our general partner’s 2.0% general partner interest for each quarter in the four quarters ending June 30, 2012.

We are providing the financial forecast to supplement our historical and pro forma combined financial statements in support of our belief that we will have sufficient cash available to allow us to pay cash distributions on all of our common units and subordinated units and the corresponding distributions on our general partner’s 2.0% general partner interest for each quarter in the twelve months ending June 30, 2012 at the minimum quarterly distribution rate. Please read ‘‘— Significant Forecast Assumptions” for further information as to the assumptions we have made for the financial forecast. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” for information as to the accounting policies we have followed for the financial forecast.

Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2012. We believe that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. If our estimates are not achieved, we may not be able to pay distributions on our common units and subordinated units at the minimum quarterly distribution rate of $0.3375 per unit each quarter (or $1.35 per unit on an annualized basis) or any other rate. The assumptions and estimates underlying the forecast are inherently uncertain and, though we consider them reasonable as of the date of this prospectus, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecast, including, among others, risks and uncertainties contained in “Risk Factors.” Accordingly, there can be no assurance that the forecast is indicative of our future performance or that actual results will not differ materially from those presented in the forecast. Inclusion of the forecast in this prospectus should not be regarded as a representation by any person that the results contained in the forecast will be achieved.

We do not, as a matter of course, make public forecasts as to future sales, earnings or other results. However, we have prepared the following forecast to present the forecasted cash available for distribution to our unitholders and general partner during the forecasted period. The accompanying forecast was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in our view, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not necessarily indicative of future results.

Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the forecast contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forecast. We do not undertake to release publicly after this offering any revisions or updates to the financial forecast or the assumptions on which our forecasted results of operations are based.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the date of this prospectus. In light of this, the statement that we believe that we will have sufficient cash available for distribution to allow us to make the full minimum quarterly distribution on all of our outstanding common units and subordinated units and the corresponding distributions on our general partner’s 2.0% interest for each quarter through June 30, 2012 should not be regarded as a representation by us, the underwriters or any other person that we will make such distribution. Therefore, you are cautioned not to place undue reliance on this information.

Oiltanking Partners, L.P.
Estimated Cash Available for Distribution

Twelve Months
Ending
June 30,
2012
(In millions)

Revenues
Storage services fees	$94.6
Throughput fees	20.5
Ancillary services fees	6.9

Total Revenues	122.0
Operating Expenses
Operating costs and expenses	34.1
Selling, general and administrative(1)	19.1
Depreciation and amortization expense	17.5

Total Operating Expenses	70.7
Operating Income	51.3
Interest expense(2)	2.1

Net Income	49.2
Adjustments to reconcile net income to estimated Adjusted EBITDA:
Add:
Depreciation and amortization expense	17.5
Interest expense	2.1

Estimated Adjusted EBITDA(3)	68.8

Twelve Months
Ending
June 30,
2012
(In millions)

Adjustments to reconcile estimated Adjusted EBITDA to estimated cash available for distribution:
Less:
Cash interest expense	2.0
Cash tax expense	0.2
Estimated expansion capital expenditures	34.4
Estimated maintenance capital expenditures	5.0
Add:
Borrowings to fund expansion capital expenditures	34.4

Estimated Cash Available for Distribution	$61.6

Distributions to public common unitholders	$13.5
Distributions to Oiltanking Holding Americas, Inc. — common units	12.8
Distributions to Oiltanking Holding Americas, Inc. — subordinated units	26.2
Distributions to our general partner	1.1

Total distributions	$53.6

Excess of cash available for distribution over aggregate annualized minimum annual cash distributions	8.0
Calculation of minimum estimated Adjusted EBITDA necessary to pay aggregate annualized minimum annual cash distributions:
Estimated Adjusted EBITDA	$68.8
Excess of cash available for distribution over minimum annual cash distributions	8.0
Minimum estimated Adjusted EBITDA necessary to pay aggregate annualized minimum quarterly distributions	$60.8

(1)	This $19.1 million of estimated selling, general and administrative expenses for the twelve months ended June 30, 2012, represents a $4.8 million increase in selling, general and administrative expenses compared to our historical pro forma expenses of $14.3 million for the year ended December 31, 2010. This $4.8 million increase includes approximately $3 million in external expenses we will incur as a result of becoming a publicly traded partnership, including expenses associated with annual and quarterly reporting, tax returns and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relation expenses and registrar and transfer agent fees. This $4.8 million increase also includes $1.8 million of incremental selling, general and administrative expenses that we expect we will incur as a result of $3.8 million additional administrative personnel and other costs to support our business and growth, partially offset by expense reductions of $2.0 million we expect in connection with transferring a substantial portion of our administrative functions to our general partner and its affiliates.

(2)	Assumes approximately $22.5 million of our existing notes payable to Oiltanking Finance B.V. will remain outstanding and bear interest at a weighted-average rate of approximately 7.1% and that we will fund our anticipated expansion capital expenditures primarily under our revolving credit facility, with an estimated weighted-average rate of 3.0%. This rate is based on a forecast of LIBOR rates during the period plus the margin and associated commitment fees expected under our new revolving credit facility and amortization of arrangement fees.

(3)	Adjusted EBITDA is defined in “Summary — Non-GAAP Financial Measure.” For a reconciliation of Adjusted EBITDA to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Summary — Non-GAAP Financial Measure.”

Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of our management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2012. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed are those that we believe are significant to our forecasted results of operations and any discussions not discussed below were not deemed significant. We believe we have a reasonable objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. If the forecast is not achieved, we may not be able to pay cash distributions on our common units at the minimum quarterly distribution rate or at all.

Our forecast of our results of operations for the twelve months ending June 30, 2012 assumes an increase in the active storage capacity at our terminals of approximately 1.0 million barrels currently under construction, as compared to the year ended December 31, 2010.

Revenues.  We estimate that our total revenues for the twelve months ending June 30, 2012 will be approximately $122.0 million, as compared to approximately $116.5 million and $118.7 million for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively. Our forecast is based primarily on the following assumptions:

•	Revenues from Storage Services Fees. Storage services fees are fees our customers pay to reserve storage space in our tanks and to compensate us for receiving an agreed upon average periodic amount of product volume, or throughput, on their behalf. These fees are owed to us regardless of the actual storage capacity utilized by our customers or the amount of throughput that we receive. We estimate that for the twelve months ending June 30, 2012 approximately 78%, or approximately $94.6 million, of our total revenues will be attributable to storage services fees. This compares to approximately 75%, or approximately $87.2 million and approximately 74%, or approximately $87.7 million, of our total revenues that were attributable to storage services fees for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively. The increase in total revenues derived from storage services fees is partially attributable to the anticipated completion and placement into service of an additional 1.0 million barrels of storage capacity at our Houston terminal, which is supported by multi-year contracts with two customers expected to generate approximately $2.0 million and $5.7 million in revenue during the forecast period and on an annual basis once placed into service, respectively. A further portion of the increase in total revenues as compared to the year ended December 31, 2010 in the amount of approximately $3.5 million is attributable to annual CPI-based escalators in the fees certain of our customers pay under their existing contracts, with the remaining increase related to new multi-year contracted volumes from an existing customer.

•	Revenues from Throughput Fees. Throughput fees are fees our non-storage customers pay us to receive or deliver volumes of products on their behalf to designated pipelines, third-party storage facilities or waterborne transportation. In addition, our storage customers pay us throughput fees when we receive volumes of product on their behalf that exceed the base throughput contemplated in their agreed upon monthly storage services fee. We estimate that for the twelve months ending June 30, 2012 approximately 17%, or approximately $20.5 million, of our total revenues will be attributable to throughput fees. This compares to approximately 20%, or approximately $23.2 million, and approximately 21%, or approximately $24.6 million, of our total revenues that were attributable to throughput fees for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively. The decline of approximately $2.7 million of revenues attributable to throughput fees during the forecast period as compared to the year ended December 31, 2010 is primarily related to a decrease in expected liquefied petroleum gas volumes by one of our customers that utilizes our terminal in Houston to import and export liquefied petroleum gas to a level that is more consistent with our historical results prior to 2010.

•	Revenues from Ancillary Services Fees. Ancillary services fees are fees associated with ancillary services such as heating, mixing and blending our storage customers’ products that are stored in our tanks, transferring our storage customers’ products between our tanks and marine vapor recovery. The revenues we generate from ancillary services fees vary based upon the activity level of our customers. We estimate that for the twelve months ending June 30, 2012 approximately 5%, or approximately $7.0 million, of our total revenues will be attributable to ancillary services fees. This compares to approximately 5%, or approximately $6.1 million, and approximately 5%, or approximately $6.4 million, of our total revenues that were attributable to ancillary services fees for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively.

Operating Costs and Expenses.  Our operating costs and expenses consist of labor expenses, utility costs, insurance premiums, repairs and maintenance expenses, health, safety and environmental related costs and operating taxes, amongst others. We estimate that our operating costs and expenses will be approximately $34.1 million for the twelve months ending June 30, 2012, as compared to approximately $32.4 million and $32.9 million for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively. We do not expect our operating costs and expenses to increase proportionately when we make capacity additions adjacent to our current facilities in the future, as we believe we will be able to capitalize on our current scale and existing infrastructure to improve operating margins with incremental growth and because these additions do not require significant additions of operating employees. Our forecasted cost of operations could vary significantly because of the large number of variables taken into consideration, many of which are beyond our control.

Selling, General and Administrative.  We estimate that selling, general and administrative expenses will be approximately $19.1 million for the twelve months ending June 30, 2012, as compared to approximately $15.8 million and $16.5 million for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively. This $19.1 million in estimated selling, general and administrative expenses includes approximately $15.2 million to be reimbursed to OT Services for specified services necessary to run our business. Pursuant to a services agreement to be entered into with OT Services at the closing of our offering, OT Services may not charge us more than $17.0 million annually for its provision of these specified selling, general and administrative services, subject to adjustment for inflation and the growth of our business. The additional $3.9 million in total estimated selling, general and administrative expenses consists of approximately $3 million in external expenses we will incur as a result of becoming a publicly traded partnership, including expenses associated with annual and quarterly reporting, tax returns and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relation expenses and registrar and transfer agent fees. To the extent OT Services incurs expenses associated with these matters on our behalf, we will reimburse them under the services agreement, with such reimbursement obligation not subject to any cap. The remaining $0.9 million in estimated selling, general and administrative expenses consists of selling, general and administrative expenses pursuant to the services agreement that are not subject to the cap amount as well as existing external expenses that do not fall under the services agreement and will be directly charged to the partnership. Please see “Certain Relationships and Related Transactions — Agreements with Affiliates in Connection with Transactions — Services Agreement.”

Depreciation and Amortization.  We estimate that depreciation and amortization expense will be approximately $17.5 million for the twelve months ending June 30, 2012, as compared to approximately $15.6 million and $15.7 million for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively. Depreciation expense is expected to increase for the twelve months ending June 30, 2012 compared to the year ended December 31, 2010 and the twelve months ended March 31, 2011 due to an expected increase in maintenance and expansion capital expenditures during the forecast period.

Financing.  We estimate that interest expense will be approximately $2.1 million for the twelve months ending June 30, 2012, as compared to approximately $9.5 million and $9.3 million for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively. Our interest expense for the twelve months ending June 30, 2012 is based on the following assumptions:

•	approximately $22.5 million of our existing notes payable to Oiltanking Finance B.V. will remain outstanding and bear interest at a weighted-average interest rate of approximately 7.1%.

•	through June 30, 2012, we will fund our anticipated expansion capital expenditures primarily under our revolving credit facility, with an estimated weighted-average rate of 3.0%. This rate is based on a forecast of LIBOR rates during the period plus the margin and associated commitment fees expected under our new revolving credit facility.

•	interest expense includes commitment fees for the unused portion of our revolving credit facility at an assumed rate of 0.50% per annum;

•	interest expense also includes the amortization of debt issuance costs incurred in connection with our revolving credit facility; and

•	we will remain in compliance with the financial and other covenants in our revolving credit facility.

Capital Expenditures.  We estimate that total capital expenditures for the twelve months ending June 30, 2012 will be $39.4 million as compared to capital expenditures of $11.2 million and $12.7 million for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively. This forecast is based on the following assumptions:

•	Our estimated maintenance capital expenditures will be $5.0 million for the twelve months ending June 30, 2012, as compared to actual maintenance capital expenditures of approximately $3.5 million and $3.3 million for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively, which reflects lower capital expenditures in 2010 due to the impact of economic recession, and for the twelve months ending June 30, 2012, the anticipated future capital expenditures required to maintain our current long-term operating capacity going forward. We expect to fund maintenance capital expenditures from cash generated by our operations.

•	Our expansion capital expenditures will be approximately $34.4 million for the twelve months ending June 30, 2012 as compared to actual expansion capital expenditures of approximately $7.6 million and $9.4 million for the year ended December 31, 2010 and the twelve months ended March 31, 2011, respectively. Of the $34.4 million expansion capital expenditures anticipated to be spent during the forecast period, approximately $17.7 million is related to two projects that we anticipate will add approximately 1.0 million barrels of storage capacity and will enter into commercial service with customers during the forecast period and approximately $16.7 million is related to projects that will increase our long-term operating capacity and position the partnership to capitalize on the growth opportunities we anticipate impacting our area of operations in the near-term. We intend to fund our anticipated expansion capital expenditures with borrowings under our new revolving credit facility.

Regulatory, Industry and Economic Factors.  Our forecast of our results of operations for the twelve months ending June 30, 2012 is based on the following assumptions related to regulatory, industry and economic factors:

•	There will not be any material nonperformance or credit-related defaults by suppliers, customers or vendors, or shortage of skilled labor.

•	All supplies and commodities necessary for production and sufficient transportation will be readily available.

•	There will not be any new federal, state or local regulation of the portions of the industry in which we operate or any interpretation of existing regulation that in either case will be materially adverse to our business.

•	There will not be any material accidents, releases, weather-related incidents, unscheduled downtime or similar unanticipated events, including any events that could lead to force majeure under any of our terminal services agreements.

•	There will not be any major adverse change in the markets in which we operate resulting from supply or production disruptions, reduced demand for our services or significant changes in the market prices for our services.

•	There will not be any material changes to market, regulatory and overall economic conditions.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending September 30, 2011, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through September 30, 2011.

Definition of Available Cash

Available cash, for any quarter, consists of all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders for any one or more of the next four quarters;

•	plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are borrowings that are made under a credit agreement, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.3375 per unit, or $1.35 on an annualized basis, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. However, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. Our general partner’s initial 2.0% interest in our distributions will be reduced if we issue additional limited partner units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50.0%, of the cash we distribute from operating surplus (as defined below) in excess of $0.38813 per unit per quarter. The maximum distribution of 50.0% includes distributions paid to our general partner on its 2.0% general partner interest and assumes that our general partner maintains its general partner interest at 2.0%. The maximum distribution of 50.0% does not include any distributions that our general partner may receive on any limited partner units that it owns.

Operating Surplus and Capital Surplus

General

All cash distributed will be characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus

We define operating surplus as:

•	$30 million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below); plus

•	working capital borrowings made after the end of a period but on or before the date of determination of operating surplus for the period; plus

•	cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•	cash distributions paid on equity issued by us (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period from such financing until the earlier to occur of the date the capital asset is placed in service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any loss realized on disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $30 million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures in the partnership agreement, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under interest rate hedge agreements or commodity hedge agreements (provided that (1) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (2) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract), officer compensation, repayment of working capital borrowings, debt service payments and estimated maintenance capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	actual maintenance capital expenditures (as discussed in further detail below);

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights); or

•	repurchases of equity interests except to fund obligations under employee benefit plans.

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our operating surplus. Accordingly, capital surplus would generally be generated only by the following (which we refer to as “interim capital transactions”):

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus from the closing of the initial public offering through the end of the quarter immediately preceding that distribution. Any excess available cash distributed by us on that date will be deemed to be capital surplus.

Characterization of Cash Distributions

Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus includes up to $30 million, which does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from interim capital transactions that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Estimated maintenance capital expenditures reduce operating surplus, but expansion capital expenditures, actual maintenance capital expenditures and investment capital expenditures do not. Maintenance capital expenditures are those capital expenditures required to maintain our long-term operating capacity. Examples of maintenance capital expenditures include expenditures associated with the replacement of equipment and storage tanks, to the extent such expenditures are made to maintain our long-term operating capacity. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions in respect of equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of the construction or development of a replacement asset that is paid in respect of the period that begins when we enter into a binding obligation to commence constructing or developing a replacement asset and ending on the earlier to occur of the date that any such replacement asset commences commercial service and the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Because our maintenance capital expenditures can be irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus and cash available for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus.

Our partnership agreement will require that an estimate of the average quarterly maintenance capital expenditures necessary to maintain our operating capacity over the long-term be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus for those periods will be subject to review and change by the board of directors of our general partner at least once a year, provided that any change is approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. Our partnership agreement does not set a limit on the amount of maintenance capital expenditures that our general partner may estimate. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance capital expenditures, please read “Cash Distribution Policy and Restrictions on Distributions.”

The use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

•	it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus less than the initial quarterly distribution to be paid on all the units for the quarter and subsequent quarters;

•	it will increase our ability to distribute as operating surplus cash we receive from non-operating sources; and

•	it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions on the incentive distribution rights held by our general partner.

Expansion capital expenditures are those capital expenditures that we expect will increase our operating capacity over the long term. Examples of expansion capital expenditures include the acquisition of new properties or equipment and the construction of additional storage tanks or pipelines, to the extent such capital expenditures are expected to expand our long-term operating capacity. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions in respect of equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of the construction of such capital improvement in respect of the period that commences when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of date any such capital improvement commences commercial service and the date that it is disposed of or abandoned. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of assets that are in excess of the maintenance of our existing operating capacity, but which are not expected to expand, for more than the short term, our operating capacity.

As described below, neither investment capital expenditures nor expansion capital expenditures are included in operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction, replacement or improvement of a capital asset during the period that begins when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of the date any such capital asset commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for maintenance capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditure by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.3375 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient available cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

OTA will initially own, directly or indirectly, all of our subordinated units. Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending September 30, 2014, if each of the following has occurred:

•	distributions of available cash from operating surplus on each of the outstanding common and subordinated units and the general partner interest equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units and the general partner interest during those periods on a fully diluted weighted-average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, if each of the following has occurred:

•	distributions of available cash from operating surplus exceeded $2.025 (150.0% of the annualized minimum quarterly distribution) on all outstanding common units and subordinated units, plus the corresponding distribution on our general partner’s 2.0% interest and the related distributions on the incentive distribution rights for the four-quarter period immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $2.025 (150.0% of the annualized minimum quarterly distribution) on the weighted-average number of outstanding common and subordinated units on a fully diluted basis, plus the corresponding distribution on our general partner’s 2.0% interest and the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

•	the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro-rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “— Operating Surplus and Capital Surplus — Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•	any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Distributions of Available Cash From Operating Surplus During the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity interests.

Distributions of Available Cash From Operating Surplus After the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity interests.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units or the issuance of common units upon conversion of outstanding subordinated units) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our partnership agreement does not require that the general partner fund its capital contribution with cash and our general partner may fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%, in each case, not including distributions paid to the general partner on its 2.0% general partner interest) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Upon the closing of this offering, our general partner will hold all of our incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

The following discussion assumes that our general partner maintains its 2.0% general partner interest, that there are no arrearages on common units and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $0.38813 per unit for that quarter (the “first target distribution”)

•	second, 85.0% to all common unitholders and subordinated unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives a total of $0.42188 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all common unitholders and subordinated unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives a total of $0.50625 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all common unitholders and subordinated unitholders, pro rata, and 50.0% to our general partner.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include distributions paid on its 2.0% general partner interest, assume our general partner has contributed any additional capital to maintain its 2.0% general partner interest and has not transferred its incentive distribution rights and there are no arrearages on common units.

		Marginal Percentage
	Total Quarterly Distribution Per	Interest in Distributions
	Common Unit and Subordinated Unit	Unitholders	General Partner

Minimum Quarterly Distribution	$0.3375	98.0%	2.0%
First Target Distribution	above $0.3375 up to $0.38813	98.0%	2.0%
Second Target Distribution	above $0.38813 up to $0.42188	85.0%	15.0%
Third Target Distribution	above $0.42188 up to $0.50625	75.0%	25.0%
Thereafter	above $0.50625	50.0%	50.0%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. The right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for the prior four consecutive fiscal quarters. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period. In addition, our general partner will be issued a general partner interest necessary to maintain its general partner interest in us immediately prior to the reset election.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the amount of cash distributed per common unit during each of these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all common unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount per unit equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•	second, 85.0% to all common unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•	third, 75.0% to all common unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to our general partner.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.60.

				Quarterly
				Distribution
				Per Unit
				Following
	Quarterly Distribution		General	Hypothetical
	Per Unit Prior to Reset	Unitholders	Partner	Reset

Minimum Quarterly Distribution	$0.3375	98.0%	2.0%	$0.60(1)
First Target Distribution	above $0.3375 up to $0.38813	98.0%	2.0%	above $0.60(1) up to $0.69(2)
Second Target Distribution	above $0.38813 up to $0.42188	85.0%	15.0%	above $0.69(2) up to $0.75(3)
Third Target Distribution	above $0.42188 up to $0.50625	75.0%	25.0%	above $0.75(3) up to $0.90(4)
Thereafter	above $0.50625	50.0%	50.0%	above $0.90(4)

(1)	This amount is equal to the hypothetical reset minimum quarterly distribution.

(2)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.

(3)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.

(4)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed for a quarter for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 38,899,802 common units outstanding, our general partner has maintained its 2.0% general partner interest, and the average distribution to each common unit would be $0.60 per quarter for the two quarters prior to the reset.

		Cash	Cash Distributions to General Partner
		Distributions	Prior to Reset
	Quarterly	to Common		2.0%
	Distributions	Unitholders		General	Incentive
	Per Unit	Prior to	Common	Partner	Distribution		Total
	Prior to Reset	Reset	Units	Interest	Rights	Total	Distributions

Minimum Quarterly Distribution	$0.3375	$13,128,683	$—	$267,932	$—	$267,932	$13,396,615
First Target Distribution	above $0.3375 up to $0.38813	1,969,302	—	40,190	—	40,190	2,009,492
Second Target Distribution	above $0.38813 up to $0.42188	1,312,868	—	30,891	200,792	231,683	1,544,551
Third Target Distribution	above $0.42188 up to $0.50625	3,282,171	—	87,525	1,006,532	1,094,057	4,376,228
Thereafter	above $0.50625	3,646,856	—	145,874	3,500,982	3,646,856	7,293,712

		$23,339,880	$—	$572,412	$4,708,306	$5,280,718	$28,620,598

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be 46,746,979 common units outstanding, our general partner’s 2.0% interest has been maintained, and the average distribution to each common unit would be $0.60. The number of common units to be issued to our general partner upon the reset was calculated by dividing (1) the average of the amounts received by our general partner in respect of its incentive distribution rights for the two quarters prior to the reset as shown in the table above, or $4.7 million, by (2) the average available cash distributed on each common unit for the two quarters prior to the reset as shown in the table above, or $0.60.

		Cash	Cash Distributions to General Partner
		Distributions	After Reset
	Quarterly	to Common		2.0%
	Distributions	Unitholders		General	Incentive
	Per Unit	Prior to	Common	Partner	Distribution		Total
	Prior to Reset	Reset	Units	Interest	Rights	Total	Distributions

Minimum Quarterly Distribution	$0.60	$23,339,881	$4,708,306	$572,412	$—	$5,280,718	$28,620,600
First Target Distribution	above $0.60 up to $0.69	—	—	—	—	—	—
Second Target Distribution	above $0.69 up to $0.75	—	—	—	—	—	—
Third Target Distribution	above $0.75 up to $0.90	—	—	—	—	—	—
Thereafter	above $0.90	—	—	—	—	—	—

		$23,339,881	$4,708,306	$572,412	$—	$5,280,718	$28,620,600

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98.0% to all common unitholders and subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph assumes that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity interests.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from operating surplus, with 50.0% being paid to the holders of units and 50.0% to our general partner. The percentage interests shown for our general partner include its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price;

•	the per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution on the common units; and

•	the number of subordinated units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50.0% of its initial level, and each subordinated unit would convert into two subordinated units. Our partnership agreement provides that we do not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may, in the sole discretion of the general partner, be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders, the general partner and the holders of the incentive distribution rights, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of common units to a preference over the holders of subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the common unitholders to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will generally allocate any gain to the partners in the following manner:

•	first, to our general partner to the extent of certain prior losses specially allocated to our general partner;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98.0% to the unitholders, pro rata, and 2.0% to our general partner, for each quarter of our existence;

•	fifth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner for each quarter of our existence;

•	sixth, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to our general partner for each quarter of our existence; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The percentage interests set forth above for our general partner include its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

We may make special allocations of gain among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, 98.0% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98.0% to the holders of common units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

We may make special allocations of loss among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for U.S. federal income tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the partners’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL AND OPERATING DATA

We were formed in March 2011 and do not have historical financial statements. Therefore, in this prospectus we present the historical financial statements of Oiltanking Predecessor, consisting of the combined financial statements of Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. In connection with the closing of this offering, OTA will contribute all of the outstanding equity interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us. The following table presents summary historical combined financial and operating data of Oiltanking Predecessor and summary pro forma financial data of Oiltanking Partners, L.P. as of the dates and for the periods indicated.

The summary historical combined financial data presented as of December 31, 2006, 2007 and 2008 and for the years ended December 31, 2006 and 2007 are derived from the unaudited historical combined financial statements of Oiltanking Predecessor, which are not included in this prospectus. The summary historical combined financial data presented as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 are derived from the audited historical combined financial statements of Oiltanking Predecessor that are included elsewhere in this prospectus. The summary historical combined financial data presented as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 are derived from the unaudited historical condensed combined financial statements of Oiltanking Predecessor that are included elsewhere in this prospectus.

The summary pro forma combined financial data presented for the year ended December 31, 2010 and as of and for the three months ended March 31, 2011 are derived from our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. Our unaudited pro forma condensed combined financial statements give pro forma effect to:

•	the contribution by OTA of its partnership interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us;

•	the issuance by us to OTA of 9,449,901 common units and 19,449,901 subordinated units;

•	the issuance by us to our general partner of a 2.0% general partner interest and the incentive distribution rights in us;

•	the issuance by us to the public of 10,000,000 common units and the use of the net proceeds from this offering (assuming a price of $20.00 per common unit) as described under “Use of Proceeds”;

•	the change in sponsor of a postretirement benefit plan and a deferred compensation plan from Oiltanking Houston, L.P. to OTA;

•	the elimination of certain assets not contributed to us;

•	the change in tax status of Oiltanking Houston, L.P. to a non-taxable entity; and

•	the elimination of historical interest expense associated with the repayment of intercompany indebtedness to Oiltanking Finance B.V. in the amount of approximately $119.5 million from the net proceeds of the offering.

The unaudited pro forma condensed combined balance sheet data assume the events listed above occurred as of March 31, 2011. The unaudited pro forma condensed combined statement of income data for the year ended December 31, 2010 and the three months ended March 31, 2011 assume the items listed above occurred as of January 1, 2010. We have not given pro forma effect to incremental external selling, general and administrative expenses of approximately $3 million that we expect to incur annually as a result of being a publicly traded partnership, consisting of costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, NYSE listing, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. In addition, we have not given pro forma effect to $1.8 million of incremental selling, general and administrative expenses that we expect we will incur as a result of $3.8 million of additional administrative personnel and other costs to support our business and growth, partially offset by expense reductions of $2.0 million we expect in connection with transferring a substantial portion of our administrative functions to our general partner and its affiliates.

For a detailed discussion of the summary historical combined financial information contained in the following table, including factors impacting the comparability of information in the table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds,” “Business — Our History and Relationship with Oiltanking GmbH” and the audited historical combined financial statements of Oiltanking Predecessor and our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. Among other things, the historical combined and unaudited pro forma condensed combined financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The following table presents a non-GAAP financial measure, Adjusted EBITDA, which we use in our business as it is an important supplemental measure of our performance and liquidity. Adjusted EBITDA represents net income (loss) before interest expense, income tax expense and depreciation and amortization expense, as further adjusted to reflect certain non-cash and non-recurring items. This measure is not calculated or presented in accordance with GAAP. We explain this measure under “— Non-GAAP Financial Measure” and reconcile it to its most directly comparable financial measures calculated and presented in accordance with GAAP.

	Predecessor Historical							Pro Forma
						Three Months			Three Months
	Year Ended					Ended		Year Ended	Ended
	December 31,					March 31,		December 31,	March 31,
	2006	2007	2008	2009	2010	2010	2011	2010	2011
	(In thousands, except operating information)

Statements of Income Data:
Revenues	$64,209	$68,511	$79,112	$100,840	$116,450	$27,742	$29,955	$116,450	$29,955

Operating costs and expenses:
Operating	20,899	24,898	29,437	29,158	32,415	7,951	8,424	32,415	8,424
Depreciation and amortization	10,318	10,415	12,854	14,191	15,579	3,804	3,875	15,006	3,744
Selling, general and administrative	8,569	9,797	9,709	13,830	15,775	4,096	4,792	14,265	4,217
(Gain) loss on disposal of fixed assets	(331)	161	(4)	96	(339)	(13)	544	(339)	544
Gain on property casualty indemnification	—	—	—	—	(4,688)	(3,701)	(247)	(4,688)	(247)
Loss on impairment of assets	—	—	213	155	46	—	—	46	—

Total Operating Costs and Expenses	39,455	45,271	52,209	57,430	58,788	12,137	17,388	56,705	16,682

Operating Income	24,754	23,240	26,903	43,410	57,662	15,605	12,567	59,745	13,273

Other income (expense)
Interest expense	(4,276)	(3,982)	(7,356)	(8,401)	(9,538)	(2,479)	(2,279)	(2,235)	(570)
Interest income	943	484	116	98	74	3	15	74	15
Other Income (expense)	—	(56)	(912)	491	1,100	152	96	937	83

Total Other Expense, Net	(3,333)	(3,554)	(8,152)	(7,812)	(8,364)	(2,324)	(2,168)	(1,224)	(472)

Income Before Income Tax Expense	21,421	19,686	18,751	35,598	49,298	13,281	10,399	58,521	12,801

Income tax expense
Current	5,900	5,166	3,202	5,579	7,527	2,903	3,214	191	70
Deferred	(24)	844	2,964	4,903	3,956	(461)	(435)	—	—

Total Income Tax Expense	5,876	6,010	6,166	10,482	11,483	2,442	2,779	191	70

Net Income	$15,545	$13,676	$12,585	$25,116	$37,815	$10,839	$7,620	$58,330	$12,731

	Predecessor Historical							Pro Forma
						Three Months			Three Months
	Year Ended					Ended		Year Ended	Ended
	December 31,					March 31,		December 31,	March 31,
	2006	2007	2008	2009	2010	2010	2011	2010	2011
	(In thousands, except operating information)

Balance Sheet Data (at period end):
Property, plant and equipment, less accumulated depreciation	$146,626	$197,084	$248,016	$268,057	$265,616		$265,950		$259,572
Total Assets	177,586	215,468	274,838	303,500	310,469		304,970		295,887
Total Liabilities	124,350	158,633	205,927	213,404	206,420		193,283		37,465
Total Partners’ Capital	53,236	56,835	68,911	90,096	104,049		111,687		258,422
Cash Flow Data:
Net cash provided by (used in)
Operating activities	$29,905	$30,263	$27,022	$32,253	$60,678	$15,921	$7,614
Investing activities	(43,258)	(48,992)	(64,435)	(34,469)	(30,191)	(13,624)	(4,502)
Financing activities	9,143	20,143	39,558	3,243	(27,597)	(4,100)	(4,975)
Other Financial Data:
Adjusted EBITDA(1)	$34,741	$33,816	$39,966	$57,852	$68,260	$15,695	$16,739	$69,770	$17,314
Capital Expenditures
Maintenance(2)	$1,896	$3,814	$3,534	$1,414	$3,536	$607	$377
Expansion(3)	39,693	57,197	60,934	33,065	7,631	2,052	3,828

Total	$41,589	$61,011	$64,468	$34,479	$11,167	$2,659	$4,205

Operating Data:
Storage capacity, end of period (mmbbls)	11.2	12.4	15.2	16.4	16.8	16.8	16.8
Storage capacity, average (mmbbls)	10.9	11.5	14.2	15.7	16.8	16.6	16.8
Terminal throughput (mbpd)	822.2	750.8	695.2	700.6	784.9	740.8	822.1
Vessels per period	879	828	743	694	799	171	211
Barges per period	2,682	2,756	2,481	2,520	2,910	772	646

(1)	Adjusted EBITDA is defined in “— Non-GAAP Financial Measure” below.

(2)	Maintenance capital expenditures are those capital expenditures required to maintain our long-term operating capacity.

(3)	Expansion capital expenditures are capital expenditures made to increase the long-term operating capacity of our asset base whether through construction or acquisitions.

Non-GAAP Financial Measure

For a discussion of the non-GAAP financial measure Adjusted EBITDA, please read “Summary — Non-GAAP Financial Measure.” The following table presents a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Predecessor Historical							Pro Forma
						Three Months			Three Months
						Ended		Year Ended	Ended
	Year Ended December 31,					March 31,		December 31,	March 31,
	2006	2007	2008	2009	2010	2010	2011	2010	2011
	(In thousands)

Reconciliation of Adjusted EBITDA to net income:
Net income	$15,545	$13,676	$12,585	$25,116	$37,815	$10,839	$7,620	$58,330	$12,731
Depreciation and amortization expense	10,318	10,415	12,854	14,191	15,579	3,804	3,875	15,006	3,744
Income tax expense	5,876	6,010	6,166	10,482	11,483	2,442	2,779	191	70
Interest expense, net	3,333	3,498	7,240	8,303	9,464	2,476	2,264	2,161	555
(Gain) loss on disposal of fixed assets	(331)	161	(4)	96	(339)	(13)	544	(339)	544
Gain on property casualty indemnification	—	—	—	—	(4,688)	(3,701)	(247)	(4,688)	(247)
Loss on impairment of assets	—	—	213	155	46	—	—	46	—
Other (income) expense	—	56	912	(491)	(1,100)	(152)	(96)	(937)	(83)

Adjusted EBITDA	$34,741	$33,816	$39,966	$57,852	$68,260	$15,695	$16,739	$69,770	$17,314

Reconciliation of Adjusted EBITDA to net cash provided by operating activities:
Net cash from operating activities	$29,905	$30,263	$27,022	$32,253	$60,678	$15,921	$7,614
Changes in assets and liabilities	(3,751)	(4,436)	3,786	12,956	(7,207)	(5,186)	4,173
Deferred income taxes (non-cash)	24	(844)	(2,964)	(4,903)	(3,956)	461	435
Postretirement net periodic benefit cost	(646)	(731)	(1,104)	(1,219)	(1,265)	(335)	(443)
Income tax expense	5,876	6,010	6,166	10,482	11,483	2,442	2,779
Interest expense, net	3,333	3,498	7,240	8,303	9,464	2,476	2,264
Other income (excluding unrealized gain/loss on investments)	—	56	(180)	(20)	(937)	(84)	(83)

Adjusted EBITDA	$34,741	$33,816	$39,966	$57,852	$68,260	$15,695	$16,739

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The historical combined financial statements included elsewhere in this prospectus reflect the combined assets, liabilities and operations of Oiltanking Predecessor, which consists of Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. Prior to the closing of this offering, OTA will contribute all of the outstanding equity interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us. The following discussion analyzes the historical financial condition and results of operations of Oiltanking Predecessor before the impact of pro forma adjustments related to the contribution of our assets by OTA, our entry into a new revolving line of credit prior to the closing of this offering, the completion of this offering and the application of proceeds from this offering. You should read the following discussion of the historical combined financial condition and results of operations in conjunction with the historical financial statements and accompanying notes of Oiltanking Predecessor and the pro forma condensed combined financial statements for Oiltanking Partners, L.P. included elsewhere in this prospectus, which we refer to as our historical financial statements. In addition, this discussion includes forward-looking statements that are subject to risks and uncertainties that may result in actual results differing from statements we make. Please read “Forward-Looking Statements.” Factors that could cause actual results to differ include those risks and uncertainties that are discussed in “Risk Factors.”

Overview

We are a growth-oriented Delaware limited partnership formed in March 2011 to engage in the terminaling, storage and transportation of crude oil, refined petroleum products and liquefied petroleum gas. We are focused on growing our business through the acquisition, ownership and operation of terminaling, storage, pipeline and other midstream assets that generate stable cash flows. Within the energy industry, storage and terminaling services are the critical logistical midstream link between the exploration and production sector and the refining sector. The owner of our general partner is Oiltanking Holding Americas, Inc., a wholly owned subsidiary of Oiltanking GmbH, the world’s second largest independent storage provider for crude oil, refined products, liquid chemicals and gases. Oiltanking GmbH intends for us to be its growth vehicle in the United States. Our core assets are located along the upper Gulf Coast of the United States on the Houston Ship Channel and in Beaumont, Texas.

Our primary business objective is to generate stable cash flows to enable us to pay quarterly distributions to our unitholders and to increase our quarterly cash distributions over time. We intend to achieve that objective by anticipating long-term infrastructure needs in the areas we serve and by growing our tank terminal network and pipelines through construction in new markets, the expansion of existing facilities, acquisitions from the Oiltanking Group and strategic acquisitions from third parties.

Houston Terminal

We operate one of the largest third-party crude oil and refined petroleum products terminals on the Houston Ship Channel. Our facility has an aggregate active storage capacity of approximately 12.1 million barrels and provides integrated terminaling services to a variety of customers, including major integrated oil companies, marketers, distributors and chemical companies. This capacity includes an additional 1.0 million barrels of storage capacity supported by multi-year contracts with two customers that we are in the process of constructing at a cost of approximately $23 million and expect to place into service within the next 12 months. We expect these two contracts will generate approximately $5.7 million in revenue on an annual basis once placed into service. The principal products handled at our Houston terminal complex are crude oil, the inputs for chemical production (such as naphtha and condensate), which are referred to as chemical feedstocks, liquefied petroleum gas and clean petroleum products, such as gasoline and distillates, with crude oil accounting for approximately 64% of our active storage capacity.

Our storage and distribution network is highly integrated with the greater Houston petrochemical and refining complex. The facility handles products through a number of transportation modes, primarily through proprietary pipelines interconnected to local refineries and production facilities, including Lyondell Chemical Company’s refinery in Houston, PetroBras’s refinery in Pasadena, Texas and ExxonMobil’s refinery in Baytown, Texas, which is the largest refinery in the United States.

Beaumont Terminal

Our Beaumont terminal serves as a regional strategic and trading hub for vacuum gas oil and clean petroleum products for refineries located in the upper Gulf Coast region. Our facility has an aggregate active storage capacity of approximately 5.7 million barrels and provides integrated terminaling services to a variety of customers, including major integrated oil companies, distributors, marketers and chemical and petrochemical companies. The principal products handled at our Beaumont terminal complex are clean petroleum products and vacuum gas oil, which accounted for approximately 59% and 40%, respectively, of our active storage capacity as of March 31, 2011.

Our storage and distribution network is highly integrated with the Beaumont/Port Arthur petrochemical and refining complex, and provides our customers with the additional services of mixing, blending, heating and marine vapor recovery. Our Beaumont facility handles products through a number of transportation modes, primarily through third-party pipelines interconnected to local refineries and production facilities, through our own dedicated pipeline system to Huntsman’s chemical production facility in Port Neches, and through third-party crude and refined petroleum products tankers and barges arriving at our deep-water docks, which can accommodate vessels with drafts of up to 40 feet and barges with drafts of up to 12 feet. Our waterfront capabilities currently consist of two ship docks, allowing for the dockage of vessels with up to 130,000 dwt of cargo and vessel capacity, and one barge dock, allowing for barges with up to 20,000 dwt of cargo and barge capacity. We have begun construction on a second barge dock that will accommodate barges up to 20,000 dwt with drafts of up to 12 feet. We also own waterfront acreage adjacent to our terminal sufficient to accommodate two additional deep-water docks and a new barge dock. The additional waterfront acreage, if developed, would approximately double our dock capacity.

How We Generate Revenue

Our cash flows are primarily generated by fee-based storage, terminaling and transportation services we perform under multi-year contracts with our customers. We do not take title to any of the products we store or handle on behalf of our customers and, as a result, are not directly exposed to changes in commodity prices. For the year ended December 31, 2010, we generated approximately 75% of our revenues from storage services fees, which our customers pay to reserve storage space in our tanks and to compensate us for handling up to a fixed amount of product volumes, or throughput, at our terminals. These fees are owed to us regardless of the actual storage capacity utilized by our customers or the volume of products that we receive. We generate the remainder of our revenues from (i) throughput fees independent of or incremental to those included as part of our storage services and (ii) ancillary services fees, charged to our storage customers for services such as heating, mixing and blending their products stored in our tanks, transferring their products between our tanks and marine vapor recovery. As of March 31, 2011, 99% of our active storage capacity was under contract, and our customer contracts had a weighted-average life of 6.3 years. In the five year period ended March 31, 2011, our customer retention rate was more than 97%.

Refiners and chemical companies typically use our terminals because their facilities may not have adequate storage capacity or sufficient dock infrastructure or do not meet specialized handling requirements for a particular product. We also provide storage services to marketers and traders that require access to large, strategically located storage. Our combination of geographic location, efficient and well-maintained storage assets, deep-water access and extensive distribution interconnectivity give us the flexibility to meet the evolving demands of our existing customers as well as those of prospective customers seeking terminaling and storage services along the upper Gulf Coast.

As of March 31, 2011, we had firm contracts for 99% of our 16.8 million barrels of storage capacity.

Factors That Impact Our Business

The profitability of our storage business generally is driven by our aggregate active storage capacity, the commercial utilization of our terminal facilities in relation to their capacity, and the prices we receive for our services, which in turn are driven by the demand for the products being shipped through or stored in our facilities. Though the underlying principal of substantially all of our storage agreements is “take or pay” whereby a customer will pay for the tank capacity regardless of operational utilization, our revenues can be affected moderately in the near term by (i) the length of the underlying service contracts and the resulting pricing of the recontracting, (ii) fluctuations in throughput volumes to the extent as to which revenues under the contracts are a function of the amount of product stored or transported, and (iii) a change in the demand for ancillary services such as heating of product or similar extra services. We believe that the high percentage of our earnings derived from fixed storage services fees under multi-year contracts with a diverse portfolio of customers stabilizes our cash flow, and substantially mitigates our exposure to volatility in supply and demand conditions and other market factors. We do not take title to the crude oil or refined petroleum products that we store or handle for our customers, which minimizes our direct exposure to fluctuations in commodity prices.

We believe that key factors that influence our business are (i) the long-term demand for and supply of crude oil and refined petroleum products, (ii) the indirect impact of prices of crude oil and refined petroleum products on such demand and supply, (iii) the needs of our customers together with the competitiveness of our service offerings with respect to price, reliability and flexibility, and (iv) the ability of us and our competitors to capitalize on growth opportunities.

Supply and Demand for Crude Oil and Refined Petroleum Products

Our results of operations are dependent upon the volumes of crude oil and refined petroleum products we have contracted to handle and store and, to a lesser extent, on the actual volumes of crude oil and refined petroleum products we handle and store for our customers. To the extent practicable and economically feasible in light of our strategic plans, we generally attempt to mitigate the risk of reduced volumes and pricing by negotiating contracts with longer terms. However, a structural increase or decrease in the demand for crude oil and refined petroleum products in the areas served by our terminals will have a corresponding effect on (i) the volumes we actually terminal and store and (ii) the volumes we contract to terminal and store if we are not able to extend or replace our existing customer contracts. The production and demand for crude oil and refined petroleum products are driven by many factors, including the price for crude oil.

Prices of Crude Oil and Refined Petroleum Products

Because we do not own any of the crude oil or refined petroleum products that we handle and do not engage in the trading of crude oil or refined petroleum products, we have minimal direct exposure to risks associated with fluctuating commodity prices. These risks do, however, indirectly influence our activities and results of operations over the long term. Petroleum product prices may be contango (future prices higher than current prices) or backwardated (future prices lower than current prices) depending on market expectations for future supply and demand. Our terminaling and storage services benefit most from an increasing price environment, when a premium is placed on storage. In addition, extended periods of depressed or elevated crude oil and refined petroleum products prices can lead producers to increase or decrease production of crude oil and refined petroleum products, which can impact supply and demand dynamics.

Customers and Competition

We provide storage and terminaling services for a broad mix of customers, including major integrated oil companies, marketers, distributors and chemical and petrochemical companies. In general, the mix of services we provide to our customers varies depending on market conditions, expectations for future market conditions and the overall competitiveness of our service offerings. The terminaling and storage markets in which we operate are very competitive, and we compete with other operators of other terminaling facilities on the basis of rates, terms of service, types of service, supply and market access, and flexibility and reliability of service. We continuously monitor the competitive environment, the evolving needs of our customers, current and forecasted market conditions and the competitiveness of our service offerings in order to maintain the proper balance between optimizing near-term earnings and cash flow and positioning the business for sustainable long-term growth.

Organic Growth Opportunities

Regional crude oil and refined petroleum products supply and demand dynamics shift over time, which can lead to rapid and significant increases in demand for terminaling and storage services. At such times, we believe that the terminaling companies that have positioned themselves for organic growth will be at a competitive advantage in capitalizing on the shifting market dynamics. We have designed the infrastructure at our terminals specifically to facilitate future expansion, which we expect to both reduce our overall capital costs per additional barrel of storage capacity and shorten the duration and enhance the predictability of development timelines. Some of the specific infrastructure investments we have made that will facilitate incremental expansion include dock capacity capable of handling various products, spare pipeline infrastructure that allows for additional volumes of product to be handled, easily expandable piping and manifolds to handle additional storage capacity and land that allows us to construct more tank capacity. Because of this, we believe that compared to our competitors we are better positioned to grow organically in response to changing market conditions.

Factors Impacting the Comparability of Our Financial Results

Our future results of operations may not be comparable to Oiltanking Predecessor’s historical results of operations for the following reasons:

•	We anticipate incurring additional personnel and related costs associated with operating as a publicly traded partnership and incremental external selling, general and administrative expenses of approximately $3 million annually as a result of being a publicly traded partnership, consisting of costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, NYSE listing, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. We also anticipate incurring $1.8 million of incremental selling, general and administrative expenses as a result of $3.8 million of additional administrative personnel and other costs to support our business and growth, partially offset by expense reductions of $2.0 million expected in connection with transferring a substantial portion of our administrative functions to our general partner and its affiliates. These additional personnel and related costs and incremental external selling, general and administrative expenses are not reflected in our historical or our pro forma combined financial statements.

•	Prior to this offering, we incurred interest expense on term and other borrowings from Oiltanking Finance B.V., a significant portion of which we anticipate will be repaid with proceeds from this offering. In addition, concurrently with the completion of this offering, we anticipate entering into a new $50.0 million revolving line of credit with Oiltanking Finance B.V.

•	The historical combined financial statements of Oiltanking Predecessor include U.S. federal and state income tax expenses that have historically been allocated to us by OTA. Due to our status as a partnership, we will not be subject to U.S. federal income tax and certain state income taxes in the future. However, we will make payments to OTA pursuant to a tax sharing agreement for our share of state and local income and other taxes that are included in combined or consolidated tax returns filed by OTA.

•	Oiltanking Houston, L.P. historically sponsored a non-pension postretirement benefit plan and a deferred compensation plan for the employees of all entities owned by OTA. In connection with the offering, the sponsor of the benefit plan and deferred compensation plan will change from Oiltanking Houston, L.P. to OTA and the associated liabilities will be transferred to OTA.

Overview of Our Results of Operations

Our management uses a variety of financial measurements to analyze our performance, including the following key measures:

•	revenues derived from storage services, throughput services and ancillary services;

•	our operating and selling, general and administrative expenses; and

•	our Adjusted EBITDA.

We do not utilize depreciation and amortization expense in our key measures, because we focus our performance management on cash flow generation and our assets have long useful lives. In our period to period comparisons of our revenues and expenses set forth below, we analyze the following revenue and expense components:

Revenues

We characterize our revenues as derived from three different types of fees, as follows:

Storage Services Fees.  Storage services fees are fees our customers pay to reserve storage space in our tanks and to compensate us for receiving an agreed upon average periodic amount of product volume, or throughput, on their behalf. Storage services fees are based on a fixed storage capacity per month plus a per barrel fee based on an assumed fixed periodic throughput for volumes moving through our terminals. These fees are owed to us regardless of the actual storage capacity utilized by our customers or the amount of throughput that we receive.

Throughput Fees.  We generate throughput fees in two different ways. First, our non-storage customers pay us to receive or deliver volumes of products on their behalf to designated pipelines, third-party storage facilities or waterborne transportation. Secondly, our storage customers pay us throughput fees when we receive volumes of products on their behalf that exceed the base throughput contemplated in their agreed upon monthly storage services fees. Our non-storage customers are typically not obligated to pay us any throughput fees unless we move volumes of products across our pipelines or docks on their behalf.

Ancillary Services Fees.  We charge ancillary services fees to our customers for providing services such as heating, mixing, and blending our storage customers’ products that are stored in our tanks, transferring our storage customers’ products between our tanks and marine vapor recovery.

Operating Expenses

Our management seeks to maximize the profitability of our operations by effectively managing operating expenses. These expenses are comprised primarily of labor expenses, utility costs, insurance premiums, repairs and maintenance expenses and property taxes. These expenses generally remain relatively stable across broad ranges of activity levels at our terminal facilities, but can fluctuate from period to period depending on the mix of activities performed during that period and the timing of these expenses. We will seek to manage our maintenance expenditures by scheduling maintenance over time to avoid significant variability in our maintenance expenditures and minimize their impact on our cash flow.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses primarily consist of salaries and bonuses, employee benefits, legal and accounting fees and other similar outside services. Following this offering we anticipate changes in our selling, general and administrative expense structure. We anticipate that the substantial majority of our administrative functions will be performed by our general partner and its affiliates, including OTA, and that we will reimburse them for all expenses they incur and payments they make on our behalf pursuant to a services agreement. We expect that in connection with this change the annual cost to us for the services we have historically provided internally will decrease by approximately $2 million. At the same time, we expect our general partner and its affiliates, including OTA and Oiltanking GmbH, to incur additional administrative personnel and other costs as they make the investments in administrative infrastructure necessary to support our business, and we anticipate incurring additional personnel and related costs associated with operating as a publicly traded partnership. We estimate that these expenses will result in increased annual charges to us of approximately $3.8 million, resulting in an expected net increase in selling, general and administrative expenses of $1.8 million. In addition, we anticipate incurring additional incremental external selling, general and administrative expenses attributable to operating as a publicly traded partnership. These costs consist of expenses associated with SEC compliance, including annual and quarterly reporting, tax return and Schedule K-1 preparation, compliance with Sarbanes-Oxley, listing on the NYSE, engaging attorneys and independent auditors, obtaining incremental director and officer liability insurance and engaging a registrar and transfer agent. We expect these external selling, general and administrative expenses will total approximately $3 million per year.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) before net interest expense, income tax expense, depreciation and amortization expense, as further adjusted to reflect certain other non-cash and non-recurring items. Adjusted EBITDA is not a presentation made in accordance with GAAP.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

•	our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment in various opportunities.

We believe that the presentation of Adjusted EBITDA will provide useful information to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to Adjusted EBITDA are net income and net cash provided by operating activities. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to GAAP net income or net cash provided by operating activities. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. For a reconciliation of this measure to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Summary — Non-GAAP Financial Measure.”

Other Items

Depreciation and Amortization.  We do not utilize depreciation and amortization expense in our key measures, because we focus our performance management on cash flow generation and our assets have long useful lives. We calculate depreciation expense using the straight-line method, based on the estimated useful life of each asset.

Loss on Impairment of Assets.  We continually evaluate whether events or circumstances have occurred that indicate that the estimated remaining useful life of long-lived assets, including property and equipment, may warrant revision or that the carrying value of these assets may be impaired. During the years ended December 31, 2008, 2009 and 2010, we recorded impairment on assets totaling approximately $0.2 million, $0.2 million and $0.05 million, respectively.

Gain on Property Casualty Indemnification.  In 2008, one of our docks in Beaumont was struck by a vessel owned and operated by a third party. The primary assets impacted included the dock, dock platform, and related unloading equipment. To account for the property casualty damage, we recognized demolition costs as incurred and also wrote off the net book value of the assets that were damaged or destroyed. We offset the book value of all damaged and destroyed assets and demolition costs incurred with indemnity proceeds receivable in the future, according to the provisions of the insurance policies in force. During 2009, the dock reconstruction and replacement was completed and placed in service. We settled our property insurance claim related to the Beaumont dock in late 2010 for an aggregate of $6.0 million in total recoveries, of which $5.0 million was related to physical property damage recoveries and $1.0 million was related to business interruption recoveries. Insurance recoveries aggregating $1.3 million, which were previously deemed probable and reasonably estimable, were recognized to the extent of the related loss in prior periods. The remaining $4.7 million was recognized as a gain in 2010. Of the total property casualty indemnification proceeds of $6.0 million, $5.6 million was received in 2010, with the remaining amount received in January 2011. As of December 31, 2010, we had approximately $0.3 million of unresolved claims pertaining to this incident which were received and recognized as a gain in the three months ended March 31, 2011.

Results of Operations

The following table and discussion is a summary of our combined results of operations for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011.

	Year Ended			Three Months Ended
	December 31			March 31,
	2008	2009	2010	2010	2011
	(In thousands)

Combined Statements of Income:
Revenues	$79,112	$100,840	$116,450	$27,742	$29,955

Operating Costs and Expenses:
Operating	29,437	29,158	32,415	7,951	8,424
Depreciation and amortization	12,854	14,191	15,579	3,804	3,875
Selling, general and administrative	9,709	13,830	15,775	4,096	4,792
(Gain) loss on disposal of fixed assets	(4)	96	(339)	(13)	544
Gain on property casualty indemnification	—	—	(4,688)	(3,701)	(247)
Loss on impairment of assets	213	155	46	—	—

Total Operating Costs and Expenses	52,209	57,430	58,788	12,137	17,388

Other income (expense):
Interest expense	(7,356)	(8,401)	(9,538)	(2,479)	(2,279)
Interest income	116	98	74	3	15
Other income (expense)	(912)	491	1,100	152	96

Total Other Expense, Net	(8,152)	(7,812)	(8,364)	(2,324)	(2,168)

Income before income taxes	18,751	35,598	49,298	13,281	10,399

Income Tax Expense:
Current	3,202	5,579	7,527	2,903	3,214
Deferred	2,964	4,903	3,956	(461)	(435)

Total Income Tax Expense	6,166	10,482	11,483	2,442	2,779

Net Income	$12,585	$25,116	$37,815	$10,839	$7,620

Adjusted EBITDA	$39,966	$57,852	$68,260	$15,695	$16,739

(1)	We define Adjusted EBITDA as net income (loss) before net interest expense, income tax expense and depreciation and amortization expense, as further adjusted to reflect certain other non-recurring and non-cash items. Adjusted EBITDA is not a presentation made in accordance with GAAP. For a reconciliation of this measure to its directly comparable financial measures calculated and presented in accordance with GAAP, please read “Summary — Non-GAAP Financial Measure.”

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

The following table and discussion is a summary of our combined results of operations for the three months ended March 31, 2010 and 2011.

	March 31,
	2010	2011	$ Change	% Change
	(In thousands)

Combined Statement of Income:
Revenues	$27,742	$29,955	$2,213	8%

Operating costs and expenses:
Operating	7,951	8,424	473	6%
Depreciation and amortization	3,804	3,875	71	2%
Selling, general and administrative	4,096	4,792	696	17%
(Gain) loss on disposal of fixed assets	(13)	544	557	4,285%
Gain on property casualty indemnification	(3,701)	(247)	3,454	93%

Total Operating Costs and Expenses	12,137	17,388	5,251	43%

Other income (expense):
Interest expense	(2,479)	(2,279)	(200)	(8)%
Interest income	3	15	12	400%
Other income	152	96	(56)	(37)%

Total Other Expense, Net	(2,324)	(2,168)	(156)	(7)%

Income before income taxes	13,281	10,399
Income Tax Expense (Benefit):
Current	2,903	3,214	311	11%
Deferred	(461)	(435)	(26)	(6)%

Total Income Tax Expense	2,442	2,779	337	14%

Net Income	$10,839	$7,620	$(3,219)	(30)%

Revenues.  Revenues for the three months ended March 31, 2011 increased by $2.2 million, or 8%, to $30.0 million from $27.7 million for the three months ended March 31, 2010. The increase was primarily attributable to revenues generated from newly constructed storage tanks and pipelines, and increased throughput volumes of $1.4 million and an escalation in storage fees of $0.5 million.

Operating Expenses.  Operating expenses for the three months ended March 31, 2011 increased by $0.5 million, or 6%, to $8.4 million from $8.0 million for the three months ended March 31, 2010. The most significant operating expense increases were related to increased insurance costs of $0.2 million related to a new policy entered into during 2011, additional rental expense of $0.2 million associated with a new land lease, and $0.1 million in additional electricity expense partially offset by a decrease of $0.2 million in ad valorem tax.

Depreciation Expense.  Depreciation expense for the three months ended March 31, 2011 remained relatively flat compared to the depreciation for the three months ended March 31, 2010.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses for the three months ended March 31, 2011 increased by $0.7 million, or 17%, to $4.8 million from $4.1 million for the three months ended March 31, 2010. The general and administrative expenses increased as a result of expanding our staff to establish the personnel levels necessary to accommodate our long-term growth plans. Specifically, salary costs increased $0.3 million as the result of several new hires and the build out of staff in our Regulatory Affairs, Human Resources and Accounting departments. Additionally, we experienced increased usage of contract staffing for our Information Technology and Engineering departments of $0.1 million and $0.3 million in increased professional fees.

Gain on Property Casualty Indemnification.  During the three months ended March 31, 2010, we recognized a gain of $3.7 million from proceeds received under an insurance contract relating to damages sustained at a dock facility that was struck by a vessel owned and operated by a third party during 2008. During the three months ended March 31, 2011, an additional $0.3 million on this claim was received and recognized.

Interest Expense.  Interest expense for the three months ended March 31, 2011 decreased by $0.2 million, or 8% to $2.3 million from $2.5 million for the three months ended March 31, 2010. The decrease in interest expense is primarily due to a decrease in borrowings period over period.

Income Tax Expense.  Income tax expense for the three months ended March 31, 2011 increased by $0.3 million, or 14% to $2.8 million from $2.4 million for the three months ended March 31, 2010. This change was primarily attributable to the increases in revenues discussed above.

Net Income.  Net income for the three months ended March 31, 2011 decreased by $3.2 million, or 30% to $7.6 million from $10.8 million for the three months ended March 31, 2010. This change is attributable to the decrease in income before taxes due to items discussed above.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following table and discussion is a summary of our combined results of operations for the years ended December 31, 2009 and 2010.

	December 31,
	2009	2010	$ Change	% Change
	(In thousands)

Combined Statements of Income:
Revenues	$100,840	$116,450	$15,610	15%

Operating costs and expenses:
Operating	29,158	32,415	3,257	11%
Depreciation and amortization	14,191	15,579	1,388	10%
Selling, general and administrative	13,830	15,775	1,945	14%
(Gain) loss on disposal of fixed assets	96	(339)	(435)	(453)%
Gain on property casualty indemnification	—	(4,688)	(4,688)	—
Loss on impairment of assets	155	46	(109)	(70)%

Total Operating Costs and Expenses	57,430	58,788	1,358	2%

Other income (expense):
Interest expense	(8,401)	(9,538)	(1,137)	14%
Interest income	98	74	(24)	(24)%
Other income	491	1,100	609	124%

Total Other Expense, Net	(7,812)	(8,364)	(552)	7%

Income before income taxes	35,598	49,298	13,700	38%
Income tax expense:
Current	5,579	7,527	1,948	35%
Deferred	4,903	3,956	(947)	(19)%

Total Income Tax Expense	10,482	11,483	1,001	10%

Net Income	$25,116	$37,815	$12,699	51%

Revenues.  Revenues for the year ended December 31, 2010 increased by $15.6 million, or 15%, to $116.5 million from $100.8 million for the year ended December 31, 2009. The increase was primarily attributable to $17.0 million of revenues generated from newly constructed storage tanks and pipelines, and increased throughput volumes, partially offset by a $1.2 million decrease in revenues attributable to steam sold to third parties and decreased revenues received for property easements. The construction of certain storage tanks and pipelines was completed in mid-2009 and the related assets were placed in service. Although the assets began generating revenues in 2009, a full year of revenues was earned during 2010.

Operating Expenses.  Operating expenses for the year ended December 31, 2010 increased by $3.3 million, or 11%, to $32.4 million from $29.2 million for the year ended December 31, 2009. Operating expenses increased as a result of the additional storage tanks placed in service as well as increased throughput. The most significant operating expense increases were related to increased electricity costs of $1.2 million, insurance of $0.5 million, outside services and contract labor of $0.5 million and maintenance of $0.3 million.

Depreciation Expense.  Depreciation expense for the year ended December 31, 2010 increased by $1.4 million, or 10%, to $15.6 million from $14.2 million for the year ended December 31, 2009. The increase was primarily attributable to depreciation on newly constructed storage tanks and pipelines completed and placed in service in mid-2009.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses for the year ended December 31, 2010 increased by $1.9 million, or 14%, to $15.8 million from $13.8 million for the year ended December 31, 2009. The selling, general and administrative expenses increased as a result of expanding our staff to establish the personnel levels necessary to accommodate our long-term growth plans. Specifically, salary costs increased $1.3 million as the result of several new hires and the build out of staff in Regulatory Affairs, Human Resources and Accounting; higher employee medical costs of $0.3 million; and increased usage of contract staffing for Information Technology and Engineering departments of $0.3 million.

Gain on Disposal of Fixed Assets.  During the year ended December 31, 2010, we recognized a gain on the disposal of certain terminal assets that were dismantled and sold for net proceeds of approximately $0.3 million.

Gain on Property Casualty Indemnification.  During the year ended December 31, 2010, we recognized a gain of $4.7 million from proceeds received under an insurance contract relating to damages sustained at a dock facility that was struck by a vessel owned and operated by a third party during 2008.

Interest Expense.  Interest expense for the year ended December 31, 2010 increased by $1.1 million, or 14%, to $9.5 million from $8.4 million for the year ended December 31, 2009. While total interest expense paid on borrowings were generally consistent year over year, interest costs in 2009 were partially offset by the capitalization of interest costs related to construction projects, which were non-recurring in 2010 or not within the criteria for capitalization.

Income Tax Expense.  Income tax expense for the year ended December 31, 2010 increased by $1.0 million, or 10%, to $11.5 million from $10.5 million for the year ended December 31, 2009. This change was primarily attributable to significant increases in revenues discussed above.

Net Income.  Net income for the year ended December 31, 2010 increased by $12.7 million, or 51%, to $37.8 million from $25.1 million for the year ended December 31, 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table and discussion is a summary of our combined results of operations for the years ended December 31, 2008 and 2009.

	December 31,
	2008	2009	$ Change	% Change
	(In thousands)

Combined Statements of Income:
Revenues	$79,112	$100,840	$21,728	27%

Operating costs and expenses:
Operating	29,437	29,158	(279)	(1)%
Depreciation and amortization	12,854	14,191	1,337	10%
Selling, general and administrative	9,709	13,830	4,121	42%
(Gain) loss on disposal of fixed assets	(4)	96	100	2,500%
Loss on impairment of assets	213	155	(58)	(27)%

Total Operating Costs and Expenses	52,209	57,430	5,221	10%

Other income (expense):
Interest expense	(7,356)	(8,401)	(1,045)	14%
Interest income	116	98	(18)	(16)%
Other income (expense)	(912)	491	1,403	154%

Total Other Expense, Net	(8,152)	(7,812)	340	4%

Income before income taxes	18,751	35,598	16,847	90%
Income tax expense:
Current	3,202	5,579	2,377	74%
Deferred	2,964	4,903	1,939	65%

Total Income Tax Expense	6,166	10,482	4,316	70%

Net Income	$12,585	$25,116	$12,531	100%

Revenues.  Revenues for the year ended December 31, 2009 increased by $21.7 million, or 27%, to $100.8 million from $79.1 million for the year ended December 31, 2008. This increase was primarily attributable to increased storage services revenues from newly constructed tanks and pipelines and increased throughput volumes of $22.7 million, offset by a decrease in revenues from steam sold to a third party of $1.7 million. The third party, whose facility is located adjacent to the Houston terminal, had mechanical problems with their own boiler facilities from 2008 through mid-2009 and contracted with us to provide their facility with steam.

Operating Expenses.  Operating expenses were relatively unchanged for the year ended December 31, 2009 compared to the year ended December 31, 2008. Significant changes in individual operating expenses included increases in ad valorem taxes of $1.1 million, operations employee costs of $0.9 million, and contract labor tank painting costs of $0.3 million associated with the newly constructed tanks and pipelines. These increases were offset by a decrease in operating expenses due primarily to lower energy costs of $2.5 million realized during the period.

Depreciation Expense.  Depreciation expense for the year ended December 31, 2009 increased by $1.3 million, or 10%, to $14.2 million from to $12.9 million for the year ended December 31, 2008. The increase in depreciation is attributable to the construction of new storage tanks, pipelines and dock facilities placed into service in mid-2009.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses for the year ended December 31, 2009 increased by $4.1 million, or 42%, to $13.8 million from $9.7 million for the year ended December 31, 2008. Our selling, general and administrative expense increased primarily as the result of an adjustment to increase the deferred compensation liability of $1.6 million and an adjustment to increase our post-retirement plan liability of $0.9 million. Additionally, we incurred costs of $0.4 million associated with implementation of new information technology systems, of $0.3 million associated with temporary administrative and accounting labor and of $0.5 million associated with the expansion of our corporate staff.

Interest Expense.  Interest expense for the year ended December 31, 2009 increased by $1.0 million, or 14%, to $8.4 million from $7.4 million for the year ended December 31, 2008. While overall borrowings increased by $7.0 million from 2008, interest costs in 2008 were partially offset by the capitalization of interest costs related to construction projects, which were non-recurring for 2009 or not within the size or duration criteria for capitalization.

Income Tax Expense.  Income tax expense for the year ended December 31, 2009 increased by $4.3 million, or 70%, to $10.5 million from $6.2 million for the year ended December 31, 2008. This change was primarily attributable to the items discussed above.

Net Income.  Net income for the year ended December 31, 2009 increased by $12.5 million, or 100%, to $25.1 million from $12.6 million for the year ended December 31, 2008. This change is attributable to the increases in net income before taxes due to items discussed above.

Future Trends and Outlook

We expect that our business will continue to be affected by the key trends and factors described below. We base our expectations on assumptions made by us and information currently available to us. To the extent our underlying assumptions about or interpretation of available information prove to be incorrect, our actual results may vary materially from our expected results.

Supply of Crude Oil and Refined Products

As the supplies of crude oil entering the upper Gulf Coast region increase or decrease, or result in a different crude oil supply mix in the region, the volumes of products we handle at our terminals may be affected. In the medium-term, we expect significant new sources of supplies of crude oil in the upper Gulf Coast region due to current and planned third-party pipeline expansion projects including six recently announced pipeline projects that, if completed as expected, would transport a total of approximately 2.5 million barrels of crude oil per day into the region within the next two years. For additional information about these pipeline projects, please see “Business — Our Business and Properties.”

As indicated above, these pipelines are expected to transport additional crude oil volumes from the Canadian oil sands, the Bakken Shale formation in North Dakota and Montana, the Eagle Ford Shale in south Texas as well as other crude oil development and exploitation projects throughout the western and central United States. We believe these supplies will create additional volumes of Gulf Coast crude oil for local refiners necessitating additional storage capacity. We believe that these changes in crude oil supply dynamics could increase demand for our storage services, as our Houston terminal is well positioned to connect to these new supply sources.

In addition to the increases in crude oil supplies from these pipeline projects, we also have received a number of inquiries from merchant trading firms seeking to secure significant storage capacity in order to continue trading operations following the implementation of the Dodd Frank Act. We have made significant investments in real estate and rights-of-ways to increase our storage capacity to handle these volumes.

Entry of Competitors into the Markets in which We Operate

The competitiveness of our service offerings could be significantly impacted by the entry of new competitors into the markets in which our Houston and Beaumont terminals operate. We believe, however, that significant barriers to entry exist in the crude oil and refined products terminaling and storage business, particularly for marine terminals. These barriers include significant costs and execution risk, a lengthy permitting and development cycle, financing challenges, shortage of personnel with the requisite expertise and the finite number of sites with comparable connectivity suitable for development.

Growth Opportunities

We expect to expand the storage capacity at our current terminal facilities over the near and medium term. In addition, we will selectively pursue strategic asset acquisitions from the Oiltanking Group or third parties that complement our existing asset base or provide attractive potential returns in new areas within our geographic footprint. Our long-term strategy includes operating qualifying income producing assets throughout North America. We believe that we will be well positioned to acquire assets from third parties should such opportunities arise, and identifying and executing acquisitions will be a key part of our strategy. However, if we do not make acquisitions on economically acceptable terms, our future growth will be limited, and the acquisitions we do make may reduce, rather than increase, our cash available for distribution.

Demand for Crude Oil and Refined Products

Crude oil and refined products demand has generally increased in 2010 and thus far in 2011, compared to the recessionary environment in 2008 and 2009. In the near-term, we expect demand for these products to remain stable. Even if demand for crude oil decreases sharply, however, our historical experience during recessionary periods has been that our results of operations are not materially impacted. We believe this is because of several factors, including: (i) we mitigate the risk of reduced volumes and pricing by negotiating contracts with longer terms, and (ii) sharp decreases in demand for crude oil and refined products generally increase the short and medium-term need for storage of those products, as customers search for buyers at appropriate prices.

Liquidity and Capital Resources

Liquidity

Our principal liquidity requirements are to finance current operations, fund capital expenditures, including acquisitions from time to time, and to service our debt. Following completion of this offering, we expect our sources of liquidity to include cash generated by our operations, borrowings under our revolving line of credit and issuances of equity and debt securities. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements. Please read “— Liquidity and Capital Resources — Capital Expenditures” for a further discussion of the impact on liquidity.

Following the completion of this offering, we intend to pay a minimum quarterly distribution of $0.3375 per common unit and subordinated unit per quarter, which equates to $13.4 million per quarter, or $53.6 million per year, based on the number of common and subordinated units and the general partner interest to be outstanding immediately after completion of this offering, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We do not have a legal obligation to pay this distribution. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Term Borrowings

During 2003, the Oiltanking Group enacted a policy of centrally financing the expansion and growth of its global holdings of terminaling subsidiaries and in 2008, established Oiltanking Finance B.V., a wholly owned finance company located in Amsterdam, The Netherlands. Oiltanking Finance B.V. now serves as the global bank for the Oiltanking Group’s terminal holdings, including ours, and arranges loans and notes at market rates and terms for approved terminal construction projects. We believe that this relationship has historically provided us with access to debt capital on terms that are consistent with or better than what would have been available to us from third parties. We believe this relationship could continue to provide us with access to capital at competitive rates.

As of March 31, 2011 we had the following outstanding notes payable to Oiltanking Finance B.V. (in thousands):

March 31,
2011

5.93% Note due 2014	$12,800
6.81% Note due 2015	10,000
5.96% Note due 2017	11,500
6.63% Note due 2018	2,858
6.63% Note due 2018	15,000
6.88% Note due 2018	6,000
4.90% Note due 2018	22,500
4.90% Note due 2018	24,000
7.59% Note due 2018	4,000
6.78% Note due 2019	8,100
6.35% Note due 2019	12,600
7.45% Note due 2019	6,800
7.02% Note due 2020	7,600

Total debt	143,758
Less current portion	(18,757)

Total long-term debt	$125,001

Total required long-term debt principal repayments of the affiliated debt discussed above for the remainder of 2011 and each of the subsequent years in the period ending December 31, 2015 and thereafter are as follows (in thousands):

Amount

2011	$14,257
2012	18,757
2013	18,757
2014	17,157
2015	14,357
Thereafter	60,473

Total	$143,758

Effective December 15, 2010, we entered into an additional agreement with Oiltanking Finance B.V., which provides for a maximum borrowing of $24 million, is payable in semi-annual installments of $1.2 million, plus accrued interest, through December 15, 2021. The borrowings bear interest at the ten-year USD swap rate plus 2.5% per annum (3.26% at March 31, 2011). No borrowings have been made under this agreement. We expect that we will terminate this agreement, without penalty, in connection with the completion of this offering and our entry into the expected revolving line of credit with Oiltanking Finance B.V.

Upon the completion of this offering, we intend to use a portion of the proceeds to repay approximately $119.5 million in borrowings from Oiltanking Finance B.V., with the following notes payable remaining outstanding (As of March 31, 2011, in thousands):

Notes	Amount

6.78% Note due 2019	$8,100
7.45% Note due 2019	6,800
7.02% Note due 2020	7,600

Total debt	$22,500

We intend to use a portion of the net proceeds of this offering to reimburse Oiltanking Finance B.V. for approximately $7.1 million of fees incurred in connection with our repayment of such indebtedness.

Certain of the debt agreements with Oiltanking Finance B.V. contain loan covenants that require us to maintain certain debt, leverage, and equity ratios and prohibit us from pledging our assets to third parties or incurring any indebtedness other than from Oiltanking Finance B.V. Specifically, the debt agreements require us to maintain (i) a Stockholders’ Equity Ratio (stockholders’ equity to non-current assets) of 30% or greater; (ii) a Debt Service Coverage Ratio (EBITDA to total debt service for such period) of 1.2 or greater; and (iii) a Leverage Ratio (liabilities for borrowings, derivative instruments and capital leases, net of subordinated loans and cash and cash equivalents, to EBITDA) of 3.75 or less. Concurrently with the completion of this offering, we expect to enter into a new $50.0 million revolving line of credit with Oiltanking Finance B.V., which we expect will contain restrictions similar to the restrictions described in this paragraph.

Revolving Line of Credit

We have entered into a two-year, $50.0 million revolving line of credit with Oiltanking Finance B.V. The revolving line of credit is available to fund working capital and to finance acquisitions and other expansion capital expenditures. The revolving credit committed amount may be increased by $75.0 million up to a total commitment of $125.0 million with the approval of Oiltanking Finance B.V. Borrowings under the revolving line of credit bear interest at LIBOR plus a margin of 2.00% and any unused portion of the revolving line of credit is subject to a commitment fee of 0.50% per annum. We will pay an arrangement fee of $250,000 in connection with entering into the revolving line of credit. The maturity date of the revolving line of credit is June 30, 2013.

The revolving line of credit requires that we comply with three financial ratios: the ratio of unitholders’ equity to non-current assets shall not be less than 30%, the ratio of EBITDA to total debt service for a period of 12 consecutive months shall not be less than 1.2 and net financial indebtedness (as defined in the revolving line of credit) to EBITDA shall not be less than 3.75.

Potential OTA Financial Support

OTA and other members of the Oiltanking Group may elect, but are not obligated, to provide financial support to us under certain circumstances, such as in connection with an acquisition or expansion capital project. Our partnership agreement contains provisions designed to facilitate the Oiltanking Group’s ability to provide us with financial support while reducing concerns regarding conflicts of interest by defining certain potential financing transactions between OTA and other members of the Oiltanking Group, including Oiltanking Finance B.V., on the one hand, and us, on the other hand, as fair to our unitholders. In that regard, the following forms of potential Oiltanking Group financial support will be deemed fair to our unitholders, and will not constitute a breach of any fiduciary or other duty owed to us by our general partner, if consummated on terms no less favorable than described below:

•	our issuance of common units to OTA or any of its affiliates at a price per common unit of no less than 95% of the trailing 10-day average closing price per common unit;

•	our borrowing of funds from OTA or any of its affiliates on terms that include a tenor of at least one year and no longer than ten years and a fixed rate of interest that is no more than 200 basis points higher than the corresponding base rate, which is LIBOR for one year maturities and the USD swap rate for maturities of greater than one year and up to ten years; and

•	OTA and its affiliates may provide us or any of our subsidiaries with guaranties or trade credit support to support the ongoing operations of us or our subsidiaries; provided, that (i) the pricing of any such guaranties or trade credit support is no more than 100 basis points per annum and (ii) any such guaranties or trade credit support are limited to ordinary course obligations of us or our subsidiaries and do not extend to indebtedness for borrowed money or other obligations that could be characterized as debt.

We have no obligation to seek financing or support from OTA or any other member of the Oiltanking Group on the terms described above or to accept such financing or support if it is offered to us. In addition, neither OTA nor any other member of the Oiltanking Group will have any obligation to provide financial support under these or any other circumstances. The existence of these provisions will not preclude other forms of financial support from OTA or any other member of the Oiltanking Group, including financial support on significantly less favorable terms under circumstances in which such support appears to be in our best interests.

In addition, following the completion of our issuance of units in connection with an underwritten public offering, direct placement and/or private offering of common units, we may make a reasonably prompt redemption of a number of common units owned by OTA or its affiliates that is no greater than the aggregate number of common units issued to OTA or its affiliates pursuant to the provisions summarized in the first bullet above (taking into account any prior redemption pursuant to the provisions summarized in this paragraph) at a price per common unit that is no greater than the price per common unit paid by the investors in such offering or placement, as applicable, less underwriting discounts and commissions or placement fees, if any. As with the transactions described in the bullets above, any such redemptions will be deemed fair to our unitholders and will not constitute a breach of any duty owed to us by our general partner.

Cash Flows

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

Net cash provided by (used in) operating activities, investing activities and financing activities for the three months ended March 31, 2010 and 2011 were as follows:

	March 31,
	2010	2011	$ Change	% Change
	(In thousands)

Net cash provided by operating activities	$15,921	$7,164	$(8,307)	52%
Net cash used in investing activities	(13,624)	(4,502)	(9,122)	(67)%
Net cash used in financing activities	(4,100)	(4,975)	875	21%

Cash Flows Provided by Operating Activities.  Cash flows from operating activities for the three months ended March 31, 2011 decreased by $8.3 million, or 52%, to $7.6 million from $15.9 million for the three months ended March 31, 2010. The decrease was primarily attributable to the timing of payments received to settle affiliate receivables of $8.7 million, partially offset by an increase in throughput revenues and the annual escalation of storage fees.

Cash Flows Used in Investing Activities.  Cash flows used in investing activities for the three months ended March 31, 2011 decreased by $9.1 million, or 67%, to $4.5 million from $13.6 million for the three months ended March 31, 2010. The decrease is primarily attributable to the issuance of note receivables to Oiltanking Finance B.V. of $16.0 million and an increase in fixed asset purchases of $1.5 million, partially offset by proceeds received from property casualty indemnification of $5.0 million.

Cash Flows Used in Financing Activities.  Cash flows used in financing activities for the three months ended March 31, 2011 increased by $0.9 million, or 21%, to $5.0 million from $4.1 million for the three months ended March 31, 2010. The increase was primarily attributable to the lack of additional borrowings during the three months ended March 31, 2011, partially offset by a decrease in the amount of long-term debt repayments.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net cash provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2009 and 2010 were as follows:

	December 31,
	2009	2010	$ Change	% Change
	(In thousands)

Net cash provided by operating activities	$32,253	$60,678	$28,425	88%
Net cash used in investing activities	(34,469)	(30,191)	(4,278)	(12)%
Net cash provided by (used in) financing activities	3,243	(27,597)	(30,840)	(951)%

Cash Flows From Operating Activities.  Cash flows from operating activities for the year ended December 31, 2010 increased by $28.4 million, or 88%, to $60.7 million from $32.3 million for the year ended December 31, 2009. The increase was primarily attributable to an increase in storage and terminaling revenues associated with the expansion of our Houston facilities.

Cash Flows Used in Investing Activities.  Cash flows used in investing activities for the year ended December 31, 2010 decreased by $4.3 million, or 12%, to $30.2 million from $34.5 million for the year ended December 31, 2009. The decrease was primarily attributable to the completion of expansion capital projects that increased our storage capacity at our Houston facilities.

Cash Flows Provided by (Used in) Financing Activities.  Cash flows used in financing activities for the year ended December 31, 2010 increased by $30.8 million, or 951%, to $27.6 million from $3.2 million provided by financing activities for the year ended December 31, 2009. The increase was primarily attributable to a significant increase in dividends made to our parent company and the scheduled repayments of debt to Oiltanking Finance B.V.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Net cash provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2008 and 2009 were as follows:

	December 31,
	2008	2009	$ Change	% Change
	(In thousands)

Net cash provided by operating activities	$27,022	$32,253	$5,231	19%
Net cash used in investing activities	(64,435)	(34,469)	(29,966)	(47)%
Net cash provided by financing activities	39,558	3,243	(36,315)	(92)%

Cash Flows Provided by Operating Activities.  Cash flows from operating activities for the year ended December 31, 2009 increased by $5.2 million, or 19%, to $32.3 million from $27.0 million for the year ended December 31, 2008. The increase was primarily attributable to increased revenues attributable to the construction of new storage tanks, pipeline and a ship dock completed and placed into service in mid-2009.

Cash Flows Used in Investing Activities.  Cash flows used in investing activities for the year ended December 31, 2009 decreased by $30.0 million, or 47%, to $34.5 million from $64.4 million for the year ended December 31, 2008. The decrease was primarily attributable to the completion of expansion capital projects that increased our storage capacity at our Houston facilities.

Cash Flows Provided by Financing Activities.  Cash flows provided by financing activities for the year ended December 31, 2009 decreased by $36.3 million, or 92%, to $3.2 million from $39.6 million for the year ended December 31, 2008. The decrease primarily was attributable to an increase in cash distributions made to our parent company and a reduction in borrowings for the period.

Contractual Obligations

We have contractual obligations that are required to be settled in cash. Our contractual obligations as of December 31, 2010 were as follows:

	Payments Due by Period
		Less than 1			More than
	Total	Year	1-3 Years	4-5 Years	5 Years
	(In thousands)

Long-term debt obligations	$148,258	$18,757	$37,514	$31,514	$60,473
Interest payments	41,886	8,684	14,234	9,814	9,154
Operating lease obligations	14,400	600	1,200	1,200	11,400

Total	$204,544	$28,041	$52,948	$42,528	$81,027

Capital Expenditures

Our operations are capital intensive, requiring investments to expand, upgrade or enhance existing operations and to meet environmental and operational regulations. Our capital requirements have consisted of and are expected to continue to consist of maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures include expenditures required to maintain equipment reliability, tankage, and pipeline integrity and safety and to address environmental regulations. Expansion capital expenditures include expenditures to acquire assets and expand existing facilities that increase throughput capacity in our terminals or increase storage capacity at our storage facilities. For the years ended December 31, 2008, 2009 and 2010, Oiltanking Predecessor incurred a total of $3.5 million, $1.4 million and $3.5 million, respectively, in maintenance capital expenditures and expended $60.9 million, $33.1 million and $7.6 million, respectively, for expansion capital expenditures. Our predecessor’s capital funding requirements were funded by loans from Oiltanking Finance B.V.

We have estimated maintenance capital expenditures of approximately $5.0 million and expansion capital expenditures of approximately $34.4 million for the twelve months ending June 30, 2012. We anticipate that estimated maintenance capital expenditures and expansion capital expenditures will be funded primarily with cash from operations and with borrowings under our revolving line of credit. Consistent with our disciplined financial approach, in the long-term, we generally intend to fund the capital required for expansion projects and acquisitions through a balanced combination of equity and debt capital.

Recent Economic and Market Trends Impacting Our Liquidity

During 2008 and the beginning of 2009, worldwide financial markets were extremely volatile and the economy weakened considerably. While financial markets have since stabilized significantly and become increasingly favorable for capital formation through the first several months of 2011, we will not be unaffected by challenging economic and capital markets conditions if market conditions deteriorate or the worldwide recovery does not continue or continues at a slower rate. In particular, while we believe that cash flow in excess of distributions as well as borrowings under our revolving line of credit will enable us to fund our planned expansion activities for the next several years, funding of additional expansion activities or acquisitions may require us to access additional capital resources, which we intend to fund with a balanced combination of equity and debt capital. Although we believe that equity and debt markets will be available to us on reasonable terms based on current market conditions, there can be no assurance that future market conditions will permit us to access capital to fund future acquisition and expansion activities.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon each of the respective combined financial statements of Oiltanking Predecessor, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Estimates and assumptions are evaluated on a regular basis. We and our predecessor base our respective estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from the estimates and assumptions used in preparation of the combined financial statements.

Upon the closing of this offering, the combined historical financial statements of Oiltanking Predecessor will become the historical financial statements of Oiltanking Partners, L.P. Consequently, the critical accounting policies and estimates of our predecessor will become our critical accounting policies and estimates. We believe these accounting policies reflect the more significant estimates and assumptions used in preparation of the financial statements. Please read Note 2 to the Oiltanking Predecessor audited historical financial statements included elsewhere in this prospectus, for a discussion of additional accounting policies, estimates and judgments made by its management

Depreciation.  We calculate depreciation expense using the straight-line method, based on the estimated useful life of each asset. We assign asset lives based on reasonable estimates when an asset is placed into service. We periodically evaluate the estimated useful lives of our property, plant and equipment and revise our estimates. The determination of an asset’s estimated useful life takes a number of factors into consideration, including technological change, normal depreciation and actual physical usage. If any of these assumptions subsequently change, the estimated useful life of the asset could change and result in an increase or decrease in depreciation expense. Subsequent events could cause us to change our estimates, which would impact the future calculation of depreciation expense.

Impairment of Long-Lived Assets.  In accordance with ASC 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we continually evaluate whether events or circumstances have occurred that indicate the carrying value of our long-lived assets, including property and equipment, may be impaired. In determining whether the carrying value of our long-lived assets is impaired, we make a number of subjective assumptions including, whether there is an indication of impairment and the extent of any such impairment.

Factors we consider as indicators of impairment may include, but are not limited to, our assessment of the market value of the asset, operating or cash flow losses and any significant change in the asset’s physical condition or use.

We evaluate the potential impairment of long-lived assets by comparison of estimated undiscounted cash flows for the related asset to the asset’s carrying value. Impairment is indicated when the estimated undiscounted cash flows to be generated by the asset are less than the asset’s carrying value. If the long-lived asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset, calculated using a discounted future cash flow analysis.

These future cash flow estimates (both undiscounted and discounted) are based on historical results, adjusted to reflect our best estimate of future market and operating conditions. Uncertainty associated with these cash flow estimates include assumptions regarding demand for the crude oil, refined petroleum products and liquified petroleum gas that we transport, store and distribute, volatility and pricing crude oil and its impact on refined products prices, the level of domestic oil and gas production, discount rates (for discounted cash flows) and potential future sources of cash flows.

Although the resolution of these uncertainties historically has not had a material impact on our results of operations or financial condition, we cannot provide assurance that actual amounts will not vary significantly from estimated amounts. During the years ended December 31, 2008, 2009 and 2010, we recorded impairment on assets totalling approximately $0.2 million, $0.2 million, and $0.05 million, respectively. There were no impairments recorded for the three months ended March 31, 2010 and 2011.

Environmental and Other Contingent Liabilities.  Environmental costs are expensed if they relate to an existing condition caused by past operations and do not contribute to current or future revenue generation. Liabilities are recorded when site restoration, environmental remediation, cleanup or other obligations are either known or considered probable and can be reasonably estimated. At December 2009 and 2010, we had no accruals for environmental obligations.

Accruals for contingent liabilities are recorded when our assessment indicates that it is probable that a liability has been incurred and the amount of liability can be reasonably estimated. Such accruals may include estimates and are based on all known facts at the time and our assessment of the ultimate outcome. Our estimates for contingent liability accruals are increased or decreased as additional information is obtained or resolution is achieved. Presently, there are no material accruals in these areas. Although the resolution of these uncertainties historically has not had a material impact on our results of operations or financial condition, we cannot provide assurance that actual amounts will not vary significantly from estimated amounts.

Among the many uncertainties that impact our estimates of environmental and other contingent liabilities are the potential involvement in lawsuits, administrative proceedings and governmental investigations, including environmental, regulatory and other matters, as well as the uncertainties that exist in operating our storage facilities, associated pipeline systems, and related facilities. Our insurance does not cover every potential risk associated with operating our storage facility, pipeline system, and related facilities, including the potential loss of significant revenues. We believe we are adequately insured for public liability and property damage to others with respect to our operations. With respect to all of our coverage, we may not be able to maintain adequate insurance in the future at rates we consider reasonable.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. We do not take title to the crude oil, refined petroleum products and liquified petroleum gas that we handle and store, and therefore, we have minimal direct exposure to risks associated with fluctuating commodity prices. We do not intend to hedge our indirect exposure to commodity risk.

We will have exposure to changes in interest rates on our indebtedness associated with our expected revolving line of credit, but for the year ended December 31, 2010, we did not have any variable rate indebtedness. We may use certain derivative instruments to hedge our exposure to variable interest rates in the future, but we do not currently have in place any hedges or forward contracts.

Seasonality

The crude oil, refined petroleum product and liquified petroleum gas throughput in our terminals is directly affected by the level of supply and demand for crude oil, refined petroleum products and liquified petroleum gas in the markets served directly or indirectly by our assets, which can fluctuate seasonally, particularly due to seasonal shutdowns of refineries during the spring months. However, many effects of seasonality on our revenues will be substantially mitigated, as the significant majority of our revenues are generated through fixed monthly fees for storage services under multi-year contracts.

INDEPENDENT STORAGE INDUSTRY OVERVIEW

Independent storage providers play a vital role in the business of oil products and chemicals, in both liquid and gas form. They are a critical logistic midstream link between the upstream (exploration and production) and the downstream (refining and marketing) segments of the oil and chemical industry. In the independent storage business, a truly independent operator does not receive title to the product stored and handled, nor do the customers it serves own or control its facilities. Instead, an independent operator generally serves unrelated third-party customers.

Over the last three decades, the liquid storage business has evolved from its beginnings as a component of an integrated production process, into a mature, stand-alone operation. When the Oiltanking Group began its North American business in 1974, the independent terminaling business was fragmented, with only a few large players, while major energy and chemical companies owned and operated extensive tank terminal networks for their own needs. While the independent storage business still includes many small and local private companies that often own just a single terminal, some large well-financed public and private companies, like us, have emerged and positioned themselves as market leaders through acquisitions, expansions and new constructions. The Oiltanking Group is the world’s second largest independent storage provider for crude oil, refined products, liquid chemicals and gases, and one of only a handful of global independent terminal operators.

Overview

The independent crude oil and refined products storage industry helps address a fundamental imbalance in the energy industry: crude oil and refined products are produced in different locations and at different times than they are ultimately consumed. In the United States, the consumption of crude oil exceeds the domestic production of crude oil, necessitating the import of crude oil from other countries. In addition, while the significant majority of petroleum end products consumed in the United States are refined domestically, the United States also imports petroleum products including gasoline, diesel fuel, heating oil, jet fuel, chemical feedstocks, and asphalt. Altogether, net imports of crude oil and petroleum products (imports minus exports) accounted for 51% of total domestic petroleum consumption in 2009 according to the Energy Information Administration, or EIA. Within the United States there are also geographical imbalances, as a substantial majority of the petroleum refining that occurs in the United States east of the Rocky Mountains is concentrated in the Gulf Coast region, particularly Louisiana and Texas, which account for more than 50% of all refining capacity in the United States according to the EIA. At the same time, both crude oil production and petroleum product consumption is distributed more evenly across the country.

Terminal facilities, which are typically located near refineries, serve as a hub connecting both crude oil supplies from disparate regions to the refiners and chemical companies that will process them, and refined products produced by those refiners and chemical companies to their ultimate end markets. Terminal facilities consisting of storage tanks provide short- and long-term storage services. By doing so, they provide their customers with an essential reliability cushion against unexpected disruptions in supply, transportation and markets while at the same time allowing for warehousing of crude oil and refined products to satisfy a customer’s expected increases in demand or capitalize on a customer’s expected increase in price. The value of a storage asset is a function of its proximity and interconnectivity to major ports, refineries, trading hubs and end users.

The diagram below illustrates the position and function of the independent terminaling and storage industry within the crude oil and refined products market chain.

Terminaling Industry’s Role in Crude Oil and Petroleum Products Supply Chain

A brief overview of the midstream and downstream segments of the energy industry that are connected through crude oil and refined products terminals follows.

•	Transportation of Crude Oil and Chemical Feedstocks. There are two modes of transportation for inter-regional trade: tankers and pipelines. Tankers have made intercontinental transport of oil and petrochemical feedstocks possible, and they are low cost, efficient, and extremely flexible. Pipelines, on the other hand, are the mode of choice for transcontinental oil and chemical feedstock movements, and are the primary mode of transportation for crude oil and petrochemical feedstocks in the United States. Both tankers and pipelines play a critical role in moving crude and petrochemical feedstocks to refineries where it is refined into usable products. Our Houston terminal is an essential facility for the importing of crude oil and petrochemical feedstocks for several refineries and processors.

•	Refining. Refineries in the Gulf Coast region and elsewhere convert crude oil into light-refined products and heavy-refined products. Light refined products include gasoline, diesel fuels, heating oils and jet fuels. Heavy refined products include residual fuel oils and asphalt. Refined products of specific grade and characteristics are substantially identical in composition from one refinery to another and are referred to as being “fungible.” The refined products initially are stored at the refineries’ own terminal facilities. Then, refineries schedule for delivery some of their refined product output to satisfy retail delivery obligations, for example, at branded gasoline stations, and allocate the remainder of their refined product output to independent marketing and distribution companies or traders for resale.

•	Transportation of Refined Products. Before an independent distribution and marketing company distributes refined petroleum products in the wholesale markets, it must first schedule the product for shipment by tankers or barges or on common carrier pipelines to a terminal. Refined product is often transported by tanker or barge to and from marine terminals, such as our Houston and Beaumont terminals. Because there are economies of scale in transporting products by vessel, marine terminals with large storage capacities for various commodities have the ability to offer their customers lower per-barrel freight costs than do terminals with smaller storage capacities. Refined product is also transported inland and to marine terminals by common carrier pipelines.

Many major energy and chemical companies own and operate terminal storage facilities to help integrate their upstream or downstream energy assets into the larger marketplace. Although such terminals often have the same basic capabilities as terminals owned by independent commercial operators, they generally do not provide storage to third parties nor do they typically have the flexible infrastructure and business approach required to do so. Moreover, oil companies are increasing their focus on capital intensive, upstream activities that generate riskier and higher returns on investment at the expense of the midstream activities, including tank storage and shipping. To reduce their capital employed in such midstream activities and to simultaneously capitalize on the safe and efficient operations of independent terminal operators, oil companies increasingly sell terminal assets against long-term storage contracts. Similar developments exist in the chemicals business where logistic services often are regarded as essential but “non-core.” Consequently, there is a trend to outsource logistics services, which we believe will result in independent terminaling and storage providers accounting for an increasing percentage of the total terminaling and storage market. We believe that independent providers with a large network and economies of scale have and will continue to benefit disproportionately from theses trends.

While some major energy and chemical companies still own their own storage facilities, they are also significant customers of independent terminal operators and may have a strong demand for independent terminals, due to their efficient operations and tailor made services. Major energy and chemical companies also frequently have a need for storage when specialized handling is required or when independent terminals have more cost effective locations near key transportation links such as deep-water ports. We believe that, by satisfying the needs of our customers, we have become one of the preferred tank storage providers in the Gulf Coast region.

Terminal Services

Terminal operators, like the partnership, offer a variety of services to their customers, which include refiners, producers, distributors and traders. Some of the services typically provided by terminal operators include, among other things:

•	receipt of product by vessels, tank barges, rail tank cars, road tank trucks and pipelines;

•	storage of product (quantity and quality control);

•	inventory management;

•	redelivery of product via vessels, tank barges, rail tank cars, road tank trucks and pipelines;

•	blending, mixing, and additivating;

•	treatment of product, such as butanizing;

•	administrative services, such as order processing and invoicing;

•	customs service, such as coordinating obligations related to import duties and VAT; and

•	complementary services, such as surveying.

Gulf Coast Industry Overview

The Gulf Coast region, where our Houston and Beaumont terminals are located, is the most critical region to the domestic refining industry. According to the EIA, the Gulf Coast is by far the leader in refinery capacity, with more than twice the crude oil distillation capacity as any other region in the United States. The difference is even greater for downstream processing capacity, because the Gulf Coast has the highest concentration of sophisticated facilities in the world. Refined product from the Gulf Coast is shipped to both the East Coast (supplying more than half of the region’s needs for light products like gasoline, heating oil, diesel and jet fuel) and to the Midwest (supplying more than 20% of the region’s light product consumption).

The primary feedstock that is imported through the Gulf Coast is crude oil, including heavy crudes from Mexico and Venezuela, long-haul crudes from West Africa, the Middle East and Russia, and light and heavy crudes from Brazil. The majority of these Gulf Coast refiners have invested significantly in heavy crude processing over the past years to take advantage of the lower cost heavy crudes as a primary feedstock. Whether these feedstocks are imported via waterborne cargoes or delivered via pipeline from new production fields, terminaling facilities will continue to be utilized by these refiners as a critical part of their off-site storage and re-delivery to their facilities. Also, with more domestic production coming on-line and the planning and construction of new pipeline projects to deliver crude oil to the Gulf Coast region as discussed under “Business — Our Business and Properties,” we believe there will be more crude oil storage expansions along the Gulf Coast to provide storage of crude oil for processing or re-distribution to other refining markets.

Barriers to Entry

There are significant barriers to entry into the terminaling and storage business. Some of the primary barriers to entry include:

•	the high costs of developing and constructing infrastructure, including the costs of establishing interconnects with other terminals and refining and processing plants;

•	the extended length of time and risk involved in permitting and developing new projects and placing them into service, which can extend over a multi-year period depending on the type of facility, location, permitting issues and other factors;

•	the magnitude and uncertainty of capital costs, length of the permitting and development cycle and scheduling uncertainties associated with terminal development projects present significant project financing challenges, which could be exacerbated by any tightening of the global credit markets;

•	limited waterfront real estate that possesses requisite characteristics, such as proximity to pipelines, refineries, processing plants and major deep-water ports, as well as operational flexibility; and

•	the specialized expertise required to acquire, develop and operate storage facilities, which makes it difficult to hire and retain qualified management and operational teams.

Parameters of Competition

Independent terminal operators compete based on terminal location and versatility as well as quality of service and price.

Location

Location is a critical factor in the independent storage business; favorably-located terminals are in higher demand and command much higher storage fees. Ideally positioned terminals have two-way access to multiple cost-effective transportation modes such as waterways, railroads, roadways and pipelines. Terminals located near deep-water port facilities are referred to as “deep-water terminals,” and terminals without such facilities are referred to as “inland terminals.” Some of the inland facilities are served by barges on navigable waterways. Favorable locations are also typically near major hubs such as Houston, where the partnership has a significant presence.

Versatility

Terminal versatility is a function of the operator’s ability to offer safe storage for a diverse group of products with complex handling requirements. Terminals that are more versatile can sell their services at higher prices and penetrate a broader range of customers.

Service

Providing high quality of service is key for an operator to distinguish itself and maintain long-term customer relationships. Key areas of service differentiation for an operator include its ability to offer clients tailor-made solutions and its operating standards. An operator’s logistics capabilities are equally important, enabling optimal flexibility to liquids and gases in the most cost efficient manner. Given the high value of the product being stored, service reliability is a key competitive advantage.

Price

Significant barriers to entry into the terminaling and storage industry reduce pricing pressure from new entrants. Customers are also attracted to operators, like the partnership, that can provide stable pricing over long contract periods. These term contract storage prices are typically inflation-linked with annual or periodic resets.

Customers

The types of customers relying on independent tank storage include the following:

•	Refiners and Producers. Oil refiners and producers that typically store feedstocks inbound to their refineries and outbound refined products. A large number of the major integrated oil companies fit this profile.

•	Chemical Producers. Chemical producers that require storage of feedstocks as well as of other bulk, intermediate, and specialty liquid products. Their storage demand may be dependent not only on price and quality, but also can be influenced by then supply-chain management capabilities.

•	Distributors. Customers that store finished petroleum or chemical products for eventual distribution to the end consumer.

•	Traders. Trading customers that tend to store oil or chemical products for speculative and wholesale purposes.

We believe customer loyalty in the terminaling industry is strong because terminal and storage facilities serve as an important part of their supply chain and that their costs associated with arranging for alternative terminaling or storage would be substantial. Contracts for storage services generally provide for a fixed fee based on the volume of storage provided or reserved for the customer, or incremental fees based on the throughput of product passing through the terminal.

Market Developments

Within the last decade, the international storage market has experienced an extended period of strong demand and steady growth, particularly in the global hub locations of North America, Europe and Singapore, as well as in the rising economies of Asia. This strong demand is fuelled by the parameters described below.

Global Supply and Demand Imbalances

With regard to both crude oil and clean petroleum products, consumption is rising in regions with fewer resources, driving an increase in worldwide tanker movements towards these countries. This development has resulted in significant investments being made for marine handling, storage, and blending infrastructure. While refiners typically have some flexibility to produce multiple or varying products, many do not produce the entire range of clean petroleum products. Consequently, the strong demand for gasoline in the United States has for many years resulted in a diesel surplus, leading to greater diesel exports and gasoline imports. However, most recently, global diesel demand has influenced refining margins. Particularly in Europe and Asia, diesel is in high demand, leading to a surplus of gasoline in these regions. It is these imbalances that combined with rising oil demand make storage so important.

Imbalances of Qualities

Crude oil and diesel are differentiated, with each petroleum product having unique chemical and physical properties (i.e. sulfur content, vapor pressure, specific gravity, oxygen content, octane or cetane number, cold properties, etc). Many countries and regions have different norms and specifications, depending on climate and environmental policies. This inconsistency means that often certain gasoline and diesel fractions do not meet local specifications and need to be exported or blended with imported components. This again leads to higher storage demand and the need for additional logistic infrastructure such as tanks. With tightening environmental norms in certain regions and the introduction of bio fuels as a blending component, we expect this trend to increase.

Oil Price Levels, Volatility, and Basis

While spot oil prices do not impact the oil and refined products storage industry directly, they can and do impact the industry’s customer base and influence their interaction with operators such as us. Higher prices lead to higher utilization of credit lines and increased inventory costs. As this is a constraint for users of storage terminals, it makes it necessary to manage the customer and contract portfolio well. In some ways, higher product prices also make customers less price sensitive, as storage costs then represent a lower share of refining costs.

Oil price volatility has increased sharply over the past years, making prudent price hedging and a proximity to the market places imperative for both oil traders and refiners. As a result, it is particularly important in the hub regions that physical oil storage is available to customers as otherwise the time to market may prevent capturing profit opportunities.

Demand for storage is also impacted by pricing basis, defined as the differential between spot (or near term) and futures oil prices. A market contango (futures prices exceeding spot) that persisted through the first couple of months of 2011 has increased the demand for storage from both market participants and speculators looking to take advantage of this phenomenon. This development has increased recent spot prices for storage significantly.

BUSINESS

Overview

We are a growth-oriented Delaware limited partnership formed in March 2011 to engage in the terminaling, storage and transportation of crude oil, refined petroleum products and liquefied petroleum gas. We are focused on growing our business through the acquisition, ownership and operation of terminaling, storage, pipeline and other midstream assets that generate stable cash flows. Within the energy industry, storage and terminaling services are the critical logistical midstream link between the exploration and production sector and the refining sector. The owner of our general partner is Oiltanking Holding Americas, Inc., a wholly owned subsidiary of Oiltanking GmbH, the world’s second largest independent storage provider for crude oil, refined products, liquid chemicals and gases. Oiltanking GmbH intends for us to be its growth vehicle in the United States. Our core assets are located along the upper Gulf Coast of the United States on the Houston Ship Channel and in Beaumont, Texas.

Our primary business objective is to generate stable cash flows to enable us to pay quarterly distributions to our unitholders and to increase our quarterly cash distributions over time. We intend to achieve that objective by anticipating long-term infrastructure needs in the areas we serve and by growing our tank terminal network and pipelines through construction in new markets, the expansion of existing facilities, acquisitions from the Oiltanking Group and strategic acquisitions from third parties.

Initially, we will pay our common unitholders distributions of $0.3375 per common unit per quarter, or $1.35 per common unit annually, to the extent we have sufficient cash from our operations after the establishment of cash reserves and payment of fees and expenses, including reimbursements to our general partner and its affiliates, before we pay any distributions to our subordinated unitholders.

Our cash flows are primarily generated by fee-based storage, terminaling and transportation services that we perform under multi-year contracts with our customers. We do not take title to any of the products we store or handle on behalf of our customers and, as a result, are not directly exposed to changes in commodity prices. For the year ended December 31, 2010, we generated approximately 75% of our revenues from storage services fees, which our customers pay to reserve storage space in our tanks and to compensate us for handling up to a fixed amount of product volumes, or throughput, at our terminals. These fees are owed to us regardless of the actual storage capacity utilized by our customers or the volume of products that we receive. We generate the remainder of our revenues from (i) throughput fees independent of or incremental to those included as part of our storage services, and (ii) ancillary services fees, charged to our storage customers for services such as heating, mixing and blending their products stored in our tanks, transferring their products between our tanks and marine vapor recovery. As of March 31, 2011, 99% of our active storage capacity was under contract, and our customer contracts had a weighted-average life of 6.3 years. In the five year period ended March 31, 2011, our customer retention rate was more than 97%.

Our Business and Properties

Our terminal assets are strategically located along the upper Gulf Coast of the United States. Our Houston and Beaumont terminals provide deep-water access and significant interconnectivity to refineries, chemical and petrochemical companies, common carrier and dedicated pipelines and production facilities and have international marketing and distribution capabilities. Our facilities are directly connected to 18 refineries, storage and production facilities along the upper Gulf Coast area through dedicated pipelines, and, through both dedicated and common carrier pipelines, to end markets along the Gulf Coast and to the Cushing storage interchange in Oklahoma. Certain of our facilities were designed and constructed specifically for our customers’ needs. These dedicated assets as well as our substantial connectivity combine to make us an important part of many of our customers’ supply chains, and we believe that their costs associated with arranging for alternative terminaling or storage would be substantial.

Refiners and chemical companies typically use our terminals because their facilities may not have adequate storage capacity or sufficient dock infrastructure or do not meet specialized handling requirements for a particular product. We also provide storage services to marketers and traders that require access to large, strategically located storage capacity. Our combination of geographic location, efficient and well-maintained storage assets, deep-water access and extensive distribution interconnectivity give us the flexibility to meet the evolving demands of our existing customers as well as those of prospective customers seeking terminaling and storage services along the upper Gulf Coast.

Our primary assets are our terminal facilities and related infrastructure at our Houston and Beaumont terminals, information with regard to which is set forth below as of March 31, 2011:

	Active	Existing		% of Active
	Storage	Expansion		Storage	Weighted-
	Capacity	Capacity	No. of	Capacity	Average	Composition of
	(shell	(shell	Active	under	Contract Life	Contracted Storage	Supply	Delivery
Location	mmbbls)	mmbbls)	Tanks	Contract	(years)(1)	Capacity	Modes	Modes

Houston	12.1 (2)	7.0 (3)	60	99.8%	7.1	64% crude oil, 26% heavy petrochemical feedstocks, 7% clean petroleum products, 3% fuel oil	Vessel, Barge, Pipeline	Vessel, Barge, Pipeline, Railcars, Tank Trucks

Beaumont	5.7	5.4 (4)	74	97.4%	4.4	59% clean petroleum products, 40% vacuum gas oil, 1% fuel oil	Vessel, Barge, Pipeline	Vessel, Barge, Pipeline

Total	17.8 (2)	12.4	134	99.0%	6.3

(1)	Weighted based upon 2010 fiscal year revenues.

(2)	Includes 1.0 million barrels of storage capacity supported by multi-year contracts with two customers that we are in the process of constructing and expect to place into service within the next 12 months. We expect these contracts will generate approximately $5.7 million in revenue on an annual basis once placed into service.

(3)	Includes storage capacity that can be constructed on 63 acres we currently hold under a long-term lease expiring in 2035. We have an option to acquire this acreage prior to December 2020 for a price of $6.0 million to $6.7 million.

(4)	Does not include more than 20.0 million barrels of additional storage capacity which we have sufficient acreage to construct on the remote side of our terminal complex with pipeline connections to our waterfront, to the extent that we identify sufficient demand to do so.

In addition to our existing business and operations, we believe that current and planned expansion projects of other companies will, if completed as planned, allow us to take advantage of the service needs for significant new crude oil supplies expected to enter the upper Gulf Coast through a number of announced pipeline projects:

•	TransCanada’s Keystone Pipeline, which is expected to transport crude oil from the Western Canadian Sedimentary Basin and the Bakken Shale formation to the Gulf Coast region at a rate of up to 900,000 barrels per day within the next two years;

•	Enterprise Products Partners’ and Energy Transfer Partners’ joint venture Double E pipeline, which is expected to transport crude oil from Cushing to Houston at a rate of up to 450,000 barrels per day within the next two years;

•	Enbridge’s Monarch Pipeline, which is expected to transport crude oil from Cushing to Houston at a rate of up to 350,000 barrels per day within the next two years;

•	Enterprise Products Partners’ proposed Eagle Ford Shale pipeline, which is expected to transport crude oil from the Eagle Ford Shale in south Texas to Houston at a rate of up to 350,000 barrels per day within the next 18 months;

•	Kinder Morgan Energy Partners’ Eagle Ford Shale pipeline, which is expected to transport crude oil from the Eagle Ford Shale to Houston at a rate of up to 300,000 barrels per day within the next 18 months; and

•	Magellan Midstream Partners’ reversal and conversion of its Longhorn pipeline, which is expected to transport crude oil from El Paso to Houston at a rate of up to 225,000 barrels per day within 18 to 24 months upon approval of the project.

As indicated above, these pipelines are expected to transport additional crude oil volumes from the Canadian oil sands, the Bakken Shale formation in North Dakota and Montana, the Eagle Ford Shale in south Texas as well as other crude oil development and exploitation projects throughout the western and central United States. We believe these supplies will create additional volumes of Gulf Coast crude oil for local refiners necessitating additional storage capacity.

In addition to the increases in crude oil supplies from these pipeline projects, we also have received a number of inquiries from merchant trading firms seeking to secure significant storage capacity in order to continue trading operations following the implementation of the Dodd Frank Act.

Because of the strategic location of our assets, our deep-water access and our integrated distribution network, as well as significant barriers to entry for potential competitors, we believe that we are well-positioned to capitalize on these market trends and expand our existing operations in the Gulf Coast region. We own or lease with an option to acquire the land and rights-of-way necessary to significantly increase our current storage capacity by constructing tanks adjacent to our current facilities with an aggregate additional storage capacity of 12.4 million barrels. Additionally and to the extent we identify sufficient market demand to do so, we could construct more than 20.0 million barrels of storage capacity on the remote side of our terminal complex in Beaumont with pipeline connections to our waterfront.

Houston Terminal

We operate one of the largest third-party crude oil and refined petroleum products terminals on the Houston Ship Channel. Our facility has an aggregate active storage capacity of approximately 12.1 million barrels and provides integrated terminaling services to a variety of customers, including major integrated oil companies, marketers, distributors and chemical companies. This capacity includes an additional 1.0 million barrels of storage capacity supported by multi-year contracts with two customers that we are in the process of constructing at a cost of approximately $23 million and expect to place into service within the next 12 months. We expect these two contracts will generate approximately $5.7 million in revenue on an annual basis once placed into service. The principal products handled at our Houston terminal complex are crude oil, the inputs for chemical production (such as naphtha and condensate), which are referred to as chemical feedstocks, liquefied petroleum gas and clean petroleum products, such as gasoline and distillates, with crude oil accounting for approximately 64% of our active storage capacity.

Our storage and distribution network is highly integrated with the greater Houston petrochemical and refining complex. The facility handles products through a number of transportation modes, primarily through proprietary pipelines interconnected to local refineries and production facilities, including Lyondell Chemical Company’s refinery in Houston, PetroBras’ refinery in Pasadena, Texas and ExxonMobil’s refinery in Baytown, Texas, which is the largest refinery in the United States.

Our Houston terminal also handles products through third-party crude oil, refined petroleum products and liquified petroleum gas tankers and barges arriving at our deep-water docks. Our waterfront capabilities consist of six deep-water ship docks, allowing for the dockage of vessels with up to 130,000 deadweight tons, or dwt, of cargo and vessel capacity, and two barge docks, allowing for barges with up to 20,000 dwt of cargo and barge capacity. Our deep-water ship docks can accommodate vessels with up to a 45 foot draft, including Suezmax tankers, which are the largest tankers that can navigate the Houston Ship Channel. The size and structure of our waterfront at the Houston terminal allows us not only to receive and unload crude oil and refined petroleum products for our storage customers, but also to contract with customers for the rights to use our docks for their own activities. For example, for the year ended December 31, 2010, we generated 21% of our Houston terminal revenues from throughput fees charged to non-storage customers that utilize our waterfront to export and import liquefied petroleum gas and distillates under multi-year throughput agreements. In addition, our largest non-storage customer has recently announced plans to nearly double its export capacity at our Houston terminal by the second half of 2012. To the extent this expansion occurs and this additional capacity is utilized, we expect to generate additional throughput fees with only minimal incremental operating costs or capital expenditures related to this planned expansion.

We believe our Houston terminal is well positioned to take advantage of changing crude oil logistics in the Gulf Coast as a result of pipeline construction projects that, in the aggregate, would transport nearly two million barrels of oil per day into the Gulf Coast region if completed as planned. To capitalize on these expected new sources of crude oil supply, we own or lease with an option to acquire the land and rights-of-way necessary to construct an additional 7.0 million barrels of crude storage capacity on existing property connected to our Houston terminal and to construct interconnections to one or more of the proposed pipelines. Under a lease agreement, which terminates in 2035, we are permitted to construct additional storage tanks on the 63 acres of property. We have the option to acquire the acreage until December 2020 for a price of $6.0 million to $6.7 million. While any further expansion will be based upon the needs of our customers, we would expect any new storage tanks at our Houston terminal to be operational prior to completion of the announced pipeline construction projects.

As of March 31, 2011, we had firm contracts for nearly 100% of our 11.1 million barrels of storage capacity at our Houston terminal, with a weighted-average contract life of 7.1 years.

Our real property at our Houston terminal consists of approximately 327 acres, including 63 acres of nearby parcels that could be connected to our Houston terminal through existing owned rights-of-way. We own all of such acreage in fee, with the exception of the 63 acres which we hold under the lease agreement described above. We have not yet constructed any assets on the leased acreage. In addition, we own approximately 24 acres at the Crossroads Interchange approximately six miles from our Houston terminal and the rights-of-way necessary to connect the acreage to our Houston terminal.

We believe that our location on the Houston Ship Channel to the east of the Beltway 8 Bridge enables us to handle larger vessels than our competitors who are located to the west of the Beltway 8 Bridge because our waterfront has fewer draft and beam restrictions.

Beaumont Terminal

Our Beaumont terminal serves as a regional strategic and trading hub for vacuum gas oil and clean petroleum products for refineries located in the upper Gulf Coast region. Our facility has an aggregate active storage capacity of approximately 5.7 million barrels and provides integrated terminaling services to a variety of customers, including major integrated oil companies, distributors, marketers and chemical and petrochemical companies. The principal products handled at our Beaumont terminal complex are clean petroleum products and vacuum gas oil, which accounted for approximately 59% and 40%, respectively, of our active storage capacity as of March 31, 2011.

Our storage and distribution network is highly integrated with the Beaumont/Port Arthur petrochemical and refining complex, and provides our customers with the additional services of mixing, blending, heating and marine vapor recovery. Our Beaumont facility handles products through a number of transportation modes, primarily through third-party pipelines interconnected to local refineries and production facilities, through our own dedicated pipeline system to Huntsman’s chemical production facility in Port Neches, and through third-party crude and refined petroleum products tankers and barges arriving at our deep-water docks, which can accommodate vessels with drafts of up to 40 feet and barges with drafts of up to 12 feet. Our waterfront capabilities currently consist of two deep-water ship docks, allowing for the dockage of vessels with up to 130,000 dwt of cargo and vessel capacity, and one barge dock, allowing for barges with up to 20,000 dwt of cargo and barge capacity. We have begun construction on a second barge dock that will accommodate barges up to 20,000 dwt with drafts of up to 12 feet. We also own waterfront acreage adjacent to our terminal sufficient to accommodate two additional deep-water docks and a new barge dock. The additional waterfront acreage, if developed, would approximately double our dock capacity.

Our real property at our Beaumont terminal consists of 1,339 acres, all of which we own in fee. We own acreage adjacent to our waterfront on which we can construct tanks with an additional 5.4 million barrels of storage capacity. Additionally and to the extent that we identify sufficient demand to do so, we could construct more than 20.0 million barrels of additional storage capacity on the remote side of our terminal complex with pipeline connections to our waterfront. We believe that we have the existing acreage and potential for connectivity with major pipelines to rapidly and efficiently expand our Beaumont terminal if increasing crude oil supplies or other changing market trends create favorable conditions for growth.

As of March 31, 2011, we had firm contracts for 97% of our 5.7 million barrels of storage capacity at our Beaumont terminal, with a weighted-average contract life of 4.4 years.

Our Operations

We provide integrated terminaling, storage, pipeline and related services for third-party companies engaged in the production, distribution and marketing of crude oil, refined petroleum products and liquified petroleum gas. We generate our revenues exclusively through the provision of fee-based services to our customers. The types of fees we charge are:

•	Storage Services Fees. For the year ended December 31, 2010, we generated approximately 75% of our revenues from fixed monthly fees for storage services, which our customers pay (i) to reserve storage space in our tanks and

(ii) to compensate us for receiving an agreed upon average periodic amount of product volume, or throughput, on their behalf. These fees are owed to us regardless of the actual storage capacity utilized by our customers or the amount of throughput that we receive.

•	Throughput Fees. For the year ended December 31, 2010, we generated approximately 20% of our revenues from throughput fees, which our non-storage customers pay us to receive or deliver volumes of products on their behalf to designated pipelines, third-party storage facilities or waterborne transportation. In addition, our storage customers pay us throughput fees when we receive volumes of products on their behalf that exceed the base throughput contemplated in their agreed upon monthly storage services fee. The revenues we generate from throughput fees vary based upon the volumes of products accepted at or withdrawn from our terminals.

•	Ancillary Services Fees. For the year ended December 31, 2010, we generated approximately 5% of our revenues from fees associated with ancillary services such as heating, mixing, and blending our storage customers’ products that are stored in our tanks, transferring our storage customers’ products between our tanks and marine vapor recovery. The revenues we generate from ancillary services fees vary based upon the activity levels of our customers.

We believe that the high percentage of fixed storage services fees generated from multi-year contracts with a diverse portfolio of customers creates stable cash flow and substantially mitigates our exposure to volatility in supply and demand and other market factors. For additional information about our contracts, please read “— Contracts.”

Our Business Strategies

Our primary business objective is to generate stable cash flows to enable us to pay quarterly distributions to our unitholders and to increase our quarterly cash distributions over time. We intend to accomplish this objective by executing the following business strategies:

•	Capitalize on Organic Growth Opportunities by Expanding and Developing the Assets and Properties That We Already Own. We are in the process of constructing 1.0 million barrels of storage capacity supported by multi-year contracts with two customers that we expect to place into service in the next 12 months. We intend to continue to expand our existing operations through organic growth projects, including expanding our storage capacity at our Houston and Beaumont terminals to take advantage of what we believe will be significant increases in crude oil storage demand, due in part to the construction of new pipeline projects anticipated to deliver crude oil into the upper Gulf Coast region at a rate of up to two million barrels per day in the next two years. To capitalize on these expected new sources of crude oil supply, we own or lease with the option to acquire the land and rights-of-way necessary to significantly increase our current storage capacity by constructing tanks adjacent to our current facilities with an aggregate additional storage capacity of 12.4 million barrels and connecting that storage capacity to one or more of the proposed pipelines. Additionally and to the extent we identify sufficient demand to do so, we could construct more than 20.0 million barrels in storage capacity on the remote side of our terminal complex in Beaumont with pipeline connections to our waterfront. We also seek to identify and pursue opportunities to increase our capacity and utilization, improve our operating efficiency, further diversify our customer base and expand our service offerings to existing customers, which we believe is an efficient and cost-effective method of achieving organic growth.

•	Pursue Accretive Strategic Acquisitions of Terminaling, Storage, Pipeline and Other Midstream Assets That Will Expand or Complement Our Existing Asset Portfolio and That Are Expected to Increase Our Revenues and Cash Flows. We intend to pursue strategic and accretive acquisitions of terminaling, storage, pipeline and other midstream assets that expand or complement our existing asset portfolio. We continually monitor the marketplace to identify and pursue such acquisitions, with a particular focus on waterborne terminals on the East Coast, West Coast and Gulf Coast of the United States. In acquiring other businesses or assets, we will attempt to utilize our industry knowledge, network of customers and strategic asset base to identify acquisition opportunities and, if we acquire such opportunities, to operate the acquired assets or businesses more efficiently and competitively, thereby increasing our revenue and cash flow. We intend to pursue acquisition opportunities both independently and jointly with the Oiltanking Group or third parties, particularly when the third party partners have expertise in certain industries or geographies. We believe that our base of operations provides multiple platforms for strategic growth through acquisitions. We also believe that the Oiltanking Group’s active participation in the terminaling and storage business and its unique insights into business opportunities in our industry will help us to identify, evaluate and pursue attractive commercial growth opportunities, which may include the purchase of assets from OTA or construction of assets in partnership with the Oiltanking Group.

•	Maintain and Develop Strong Customer Relationships Based Upon High Quality of Service, Reliability, the Efficiency of Our Existing Assets and Operations and Our Global Marketing and Relationship Network. We intend to maximize the profitability of our existing assets by continuing to expand our services to existing and new customers in response to their needs and implementing additional services utilizing our asset base, such as adding new volumes of products handled and providing access to additional markets. We also intend to continue delivering superior operational performance by engaging in strong safety and responsible environmental practices, fostering strong technical capabilities and focusing on reliability, efficiency and flexibility. We believe that our commitment to excellent customer service and our long-term pricing strategies have combined to help us cultivate valuable customer relationships.

•	Maintain Sound Financial Practices to Ensure Our Long-Term Viability. We intend to maintain our commitment to disciplined financial analyses and a balanced capital structure, which we believe will serve the long-term interests of our unitholders and the Oiltanking Group. In addition, we intend to focus our development and acquisition activities on assets that will contribute to our fee-based portfolio over the long term and have no direct exposure to commodity prices. Consistent with our disciplined financial approach, in the long-term, we generally intend to fund the capital required for expansion and acquisition projects through a balanced combination of equity and debt capital. Concurrently with the closing of this offering, we intend to enter into a new $50.0 million revolving line of credit with Oiltanking Finance B.V.

Our Competitive Strengths

We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

•	Well-Positioned and Highly Integrated Terminal Assets Creating High Barriers of Entry for Potential Competitors. Our assets are strategically located and have a high degree of interconnectivity and physical integration with the upper Gulf Coast refinery and petrochemical complex, which accounts for approximately 25% of the refining capacity in the United States, based on net input of crude and petroleum products. Our potential competitors face high barriers to entry including high construction costs and less effective location options due to lack of access to navigable waterways and proximity to refining and petrochemical complexes. We believe this offers us a competitive advantage, as competitors will find it difficult to compete with and expensive to replicate the geographic location and integration of our terminals.

Houston.  We believe that our Houston terminal provides unique flexibility resulting from its location in the heart of the Houston Ship Channel in the Port of Houston, the largest port in the United States measured in foreign waterborne tonnage imports, and that it is differentiated due to its well developed waterfront infrastructure and pipeline connectivity. Our Houston terminal delivers products through a variety of transportation modes, including vessels and barges, rail, and tank truck, but primarily utilizes proprietary pipelines interconnected to local refineries and production facilities, including Lyondell Chemical Company’s refinery in Houston, PetroBras’s refinery in Pasadena, Texas and ExxonMobil’s refinery in Baytown, Texas, which is the largest refinery in the United States.

Beaumont.  Our Beaumont terminal is situated in the Port of Beaumont, the fifth largest port in the United States measured in foreign waterborne tonnage imports. The Beaumont terminal is highly integrated into the Beaumont/Port Arthur petrochemical and refining complex, primarily through pipelines, including connectivity to the TEPPCO and Centennial Pipelines, ExxonMobil Refinery, Valero’s Lucas Tank Farm and two pipelines to Huntsman’s chemical production facility in Port Neches, Texas.

•	Established Relationships with Customers Generating Multi-Year Contracts and Stable Cash Flows. We have cultivated valuable long-term relationships with our customers, and as a result have historically enjoyed stable cash flows and minimal customer turnover. As of March 31, 2011, 99% of our active storage capacity was under contract, and our customer contracts had a weighted-average life of 6.3 years. In the five year period ended

March 31, 2011, our customer retention rate was more than 97%. We believe that the Oiltanking Group’s established reputation in our industry as a reliable and cost-effective supplier of services will help us to maintain strong relationships with our existing customers and will assist us in our efforts to develop relationships with new customers.

•	Expansive Waterfront and Dock Capacity, Allowing for Efficient Receipt of Cargoes. Our waterfront capabilities at our Houston terminal consist of six deep-water ship docks, allowing for the dockage of vessels with up to 130,000 deadweight tons, or dwt, of cargo and vessel capacity, and two barge docks, allowing for barges with up to 20,000 dwt of barge and cargo capacity. Our deep-water ship docks can accommodate vessels with up to a 45 foot draft, including Suezmax tankers, which are the largest tankers that can navigate the Houston Ship Channel. We believe that most of our competitors on the Houston Ship Channel cannot receive cargoes as efficiently as we can, giving us a competitive advantage as customers seek to minimize and demurrage charges, which result when vessels cannot dock to unload their cargoes at a terminal and are forced to wait for dock space to become available for loading or unloading before continuing on to their next use. Our efficiency also provides our customers with additional certainty regarding time-sensitive deliveries, which is particularly attractive to traders who often make storage decisions based upon quickly shifting market dynamics.

The size and structure of our waterfront at the Houston terminal allows us not only to receive and unload crude oil and refined petroleum products for our storage customers, but also to contract with customers for the rights to use our docks for their own activities. For example, for the year ended December 31, 2010, we generated 21% of our Houston terminal revenues from throughput fees charged to non-storage customers that utilize our waterfront to export and import liquefied petroleum gas and distillates under multi-year agreements. In addition, our largest non-storage customer has recently announced plans to nearly double its export capacity at our Houston terminal by the second half of 2012. To the extent this expansion occurs and this additional capacity is utilized, we expect to generate additional throughput fees with only minimal incremental operating costs or capital expenditures related to this planned expansion.

•	Flexible, Efficient and Well-Maintained Assets That Can Be Expanded at Competitive Costs. We have designed the infrastructure at our terminals specifically to facilitate future expansion, which we expect to both reduce our overall capital costs per additional barrel of storage capacity and shorten the duration and enhance the predictability of development timelines. Some of the specific infrastructure investments we have made that will facilitate incremental expansion are a sufficient number of docks capable of handling various products, spare pipeline infrastructure that allows for additional volumes of product to be handled, easily expandable piping and manifolds to handle additional storage capacity and land that allows us to construct more tank capacity. Because of this we believe that we are better positioned to grow organically in response to changing market conditions.

•	Financial Flexibility to Fund Growth. During 2003, the Oiltanking Group enacted a policy of centrally financing the expansion and growth of its global holdings of terminaling subsidiaries and in 2008, established Oiltanking Finance B.V., a wholly owned finance company located in Amsterdam, the Netherlands. Oiltanking Finance B.V. now serves as the global bank for the Oiltanking Group’s terminal holdings, including ours, and arranges loans at market rates and terms for approved terminal construction projects. We believe that this relationship has historically provided us with access to debt capital on terms that are consistent with or better than what would have been available to us from third parties. We believe this relationship could continue to provide us with access to capital at competitive rates. At the closing of this offering, we expect to have approximately $50.0 million of borrowing capacity available under a new revolving line of credit with Oiltanking Finance B.V. which amount could be increased to $125.0 million with the approval of Oiltanking Finance B.V. We believe that our available borrowing capacity and our ability to access capital markets should provide us with the financial flexibility necessary to pursue expansion and acquisition opportunities.

•	Our Relationship with the Oiltanking Group. Oiltanking GmbH is the world’s second largest independent storage provider for crude oil, refined products, liquid chemicals and gases and has been an active participant in the terminaling and storage business throughout the world for over 30 years. Oiltanking GmbH intends for us to be its growth vehicle in the United States to acquire, own and operate terminaling, storage, pipeline and other midstream assets that generate stable cash flows. We believe that as the indirect owner of our general partner and all of our incentive distribution rights and a 72.8% limited partner interest in us, Oiltanking GmbH will be motivated to promote and support the successful execution of our business plan and to pursue projects that enhance the value of our business. We also believe that the Oiltanking Group’s active participation in the terminaling and storage business and its unique insights into business opportunities in our industry will help us to identify, evaluate and pursue attractive commercial growth opportunities, which may include the purchase of assets from or construction of assets in partnership with the Oiltanking Group. We believe that we are distinctively different from many of our competitors as many of them may not be able to benefit from a parent company with such global expertise and network of contacts and insights. Also, the strong Oiltanking network offers us the opportunity to draw on an international pool of experts and to train our employees internationally.

•	Experienced Management Team and Operational Expertise. We have an experienced management team and access to the Oiltanking Group’s, including OTA’s, industry-leading technical, construction, and operating experience. Members of our management team have, on average, more than 20 years of experience in the terminaling or energy industry and have been employed by OTA, on average, for more than 10 years. Our management team has a successful track record of creating internal growth and completing acquisitions, including OTA’s acquisitions of terminals in Texas City and Port Neches, Texas and Joliet, Illinois and dry bulk operations in St. Croix and Corpus Christi, Texas, while also maintaining stable and growing cash flows. While operating amidst volatile conditions in the global economy, our management team increased both revenues and Adjusted EBITDA, year-over-year, every year from 2007 through 2010, with an aggregate increase of 70% and 102% during such period, respectively. We believe our management team’s experience and familiarity with our industry and businesses are important assets that assist us in implementing our business strategies.

Our History and Relationship with Oiltanking GmbH

One of our principal strengths is our relationship with Oiltanking GmbH. The Oiltanking Group is the world’s second largest independent storage provider for crude oil, refined products, liquid chemicals and gases. With 71 terminals, 110 million barrels of storage capacity, 19 joint ventures and locations throughout 22 countries in North America, Europe, Asia, the Middle East and Central and South America, the Oiltanking Group leverages its international marketing networks and a brand that is widely recognized in the energy industry. Oiltanking GmbH is a wholly owned subsidiary of Marquard & Bahls AG, a German company, that has been privately held for over 60 years. The Marquard & Bahls group of companies has over 4,000 employees, over $5 billion in assets as of December 31, 2010, and three core activities: (i) oil trading, (ii) aviation fueling and (iii) storage and terminaling of crude oil, refined petroleum products, chemicals and gases. All three activities are pooled in separate holdings, but they are financed and managed individually.

Following the completion of this offering, OTA, a subsidiary of Oiltanking GmbH and the owner of our general partner, will continue to own and operate substantial crude oil and refined products logistics assets. OTA will also retain a significant interest in us through its direct and indirect ownership of a 72.8% limited partner interest, a 2.0% general partner interest and all of our incentive distribution rights. Given OTA’s significant ownership in us following this offering and Oiltanking GmbH’s intent to use us as its growth vehicle in the United States to acquire, own and operate terminaling, storage and pipeline assets that generate stable cash flows, we believe OTA and Oiltanking GmbH will be motivated to promote and support the successful execution of our business strategies. In particular, we believe it will be in the Oiltanking Group’s best interests for its members to contribute additional assets to us over time and to facilitate our organic growth opportunities and accretive acquisitions from third parties.

Our Management and Employees

We are managed and operated by the board of directors and executive officers of our general partner, OTLP GP, LLC, a wholly owned subsidiary of OTA. Following this offering, OTA will own, directly or indirectly, approximately 48.6% of our outstanding common units and all of our outstanding subordinated units and incentive distribution rights. As a result of owning our general partner, OTA will have the right to appoint all members of the board of directors of our general partner, including at least three independent directors meeting the independence standards established by the NYSE. At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NYSE. OTA will appoint our second independent director within three months of the date our common units begin trading on the NYSE, and our third independent director within one year from such date. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read “Management.”

Following the consummation of this offering, neither our general partner nor OTA will receive any management fee or other compensation in connection with our general partner’s management of our business, but we will reimburse our general partner and its affiliates, including OTA, for all expenses they incur and payments they make on our behalf pursuant to a services agreement with OT Services, a wholly owned subsidiary of OTA. Neither our partnership agreement nor the services agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed, but the services agreement will provide for an agreed upon maximum annual reimbursement obligation for expenses associated with certain specified selling, general and administrative services necessary to run our business that will be provided to us by OT Services. These capped expenses include (i) expenses of non-executive employees, including general and administrative overhead costs, salary, bonus, incentive compensation and other compensation amounts, which we expect will be allocated to us based on weighted-average headcount and the ratio of time spent by those employees on our business and operations, and (ii) executive officer expenses, including general and administrative overhead costs, salary, bonus, incentive compensation and other compensation amounts, which we expect will be allocated to us based on the amount of time spent managing our business and operations. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Transactions — Agreements with Affiliates in Connection with the Transactions.”

Oiltanking Partners, L.P. does not have any employees. All of the employees that will conduct our business pursuant to the services agreement will be employed by OTA or a wholly owned subsidiary of OTA. As of December 31, 2010, Oiltanking Predecessor had 154 employees and our general partner had not yet been formed.

Customers

Our Houston and Beaumont terminals collectively provide storage and terminaling services to a broad mix of customers including major integrated oil companies, refiners, marketers, distributors and chemical and petrochemical companies.

As of December 31, 2010, our Houston terminal had 17 customers with terminal services agreements and our Beaumont terminal had 16 customers with terminal services agreements. For the year ended December 31, 2010, our five largest customers were affiliates of BP p.l.c., LyondellBasell Industries, Enterprise Products Partners, Exxon Mobil Corporation and Royal Dutch Shell plc which accounted for a total of approximately 61% of our revenues, with each customer individually representing approximately 14%, 12%, 12%, 12%, and 11% respectively, of our revenues during that period. No other customer accounted for more than 10% of our revenues during the year ended December 31, 2010.

Contracts

Our Houston and Beaumont terminals contract with their customers to provide firm storage and terminaling services, for which they charge storage services fees, throughput fees and ancillary services fees, as described above under “Our Business and Properties — Our Operations.”

The terminal services agreements at our Houston and Beaumont terminals typically have terms of five to 20 years, and one to five years, respectively. Our general contracting philosophy at both Houston and Beaumont is to commit a high percentage of our available storage capacity to multi-year terminaling services agreements at attractive rates, while simultaneously contracting for terminal services with non-storage customers based on throughput volumes. As of March 31, 2011, the weighted-average remaining tenor of our existing portfolio of terminal services agreements is approximately 7.1 years at our Houston terminal and approximately 4.4 years at our Beaumont terminal. We believe the weighted-average life of customer contracts at our Beaumont terminal is shorter than at our Houston terminal because a significant portion of our Beaumont terminal customers are traders and marketers of vacuum gas oil, who tend to seek shorter term storage contracts as compared to end-users such as refineries. Many of our customers are currently in the renewal portion of their contracts, which typically constitutes a year-to-year timeframe. Although these customers are year-to-year, they have been customers at the terminals, in some cases, for more than 10 years.

Competition

Many major energy and chemical companies own extensive terminal storage facilities. Although such terminals often have the same capabilities as terminals owned by independent operators, they generally do not provide terminaling services to third parties. In many instances, major energy and chemical companies that own storage and terminaling facilities are also significant customers of independent terminal operators. Such companies typically have strong demand for terminals owned by independent operators when independent terminals have more cost-effective locations near key transportation links, such as deep-water ports. Major energy and chemical companies also need independent terminal storage when their own storage facilities are inadequate, either because of size constraints, the nature of the stored material or specialized handling requirements.

Independent terminal owners generally compete on the basis of the location and versatility of terminals, service and price. A favorably located terminal will have access to various cost-effective transportation modes, both to and from the terminal. Transportation modes typically include waterways, railroads, roadways and pipelines. Terminals located near deep-water port facilities are referred to as “deep-water terminals” and terminals without such facilities are referred to as “inland terminals,” although some inland facilities located on or near navigable waterways are serviced by barges.

Terminal versatility is a function of the operator’s ability to offer complex handling requirements for diverse products. The services typically provided by the terminal include, among other things, the safe storage of the product at specified temperature, moisture and other conditions, as well as receipt at and delivery from the terminal, all of which must be in compliance with applicable environmental regulations. A terminal operator’s ability to obtain attractive pricing is often dependent on the quality, versatility and reputation of the facilities owned by the operator. Although many products require modest terminal modification, operators with versatile storage capabilities typically require less modification prior to usage, ultimately making the storage cost to the customer more attractive.

The main competition at our Houston terminal location for our crude oil handling and storage are two other terminals operated by Enterprise Products Partners and Houston Fuel Oil Terminal Company.

We believe that we are favorably positioned to compete in the industry due to the strategic location of our terminals in the Gulf Coast, their integration with area refineries, our reputation, our efficiency in docking incoming vessels on our water front, the prices we charge for our services and the quality and versatility of our services.

We currently operate the only independent vacuum gas oil and clean petroleum products handling and storage service businesses in the Beaumont/Port Arthur petrochemical and refining complex. We anticipate that any competition in those areas would come from the entry of a new competitor into the region.

The competitiveness of our service offerings could be significantly impacted by the entry of new competitors into the markets in which our Houston and Beaumont terminals operate. We believe, however, that significant barriers to entry exist in the crude oil and refined products terminaling and storage business, particularly for marine terminals. These barriers include significant costs and execution risk, a lengthy permitting and development cycle, financing challenges, shortage of personnel with the requisite expertise and the finite number of sites suitable for development.

Environmental and Occupational Safety and Health Regulation

General

Our operation of pipelines, terminals, and associated facilities in connection with the storage and transportation of crude oil, refined petroleum products and liquefied petroleum gas is subject to extensive and frequently-changing federal, state and local laws and regulations relating to the protection of the environment. Compliance with these laws and regulations may require the acquisition of permits to conduct regulated activities; restrict the type, quantities and concentration of pollutants that may be emitted or discharged into or onto to the land, air and water; restrict the handling and disposal of solid and hazardous wastes; apply specific health and safety criteria addressing worker protection; and require remedial measures to mitigate pollution from former and ongoing operations. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain, operate and upgrade equipment and facilities. While these laws and regulations affect our maintenance capital expenditures and net income, we believe they do not affect our competitive position, as the operations of our competitors are similarly affected.

We believe our facilities are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to frequent change by regulatory authorities, and continued or future compliance with such laws and regulations, or changes in the interpretation of such laws and regulations, may require us to incur significant expenditures. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit some or all of our operations. Additionally, a discharge of crude oil, refined petroleum products or liquefied petroleum gas into the environment could, to the extent the event is not insured, subject us to substantial expenses, including costs to comply with applicable laws and regulations and to resolve claims made by third parties for claims for personal injury and property damage. These impacts could directly and indirectly affect our business, and have an adverse impact on our financial position, results of operations, and liquidity.

Hazardous Substances and Wastes

To a large extent, the environmental laws and regulations affecting our operations relate to the release of hazardous substances or solid wastes into soils, groundwater, and surface water, and include measures to control pollution of the environment. These laws and regulations generally govern the generation, storage, treatment, transportation, and disposal of solid and hazardous waste. They also require corrective action, including investigation and remediation, at a facility where such waste may have been released or disposed. For instance, the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), which is also known as Superfund, and comparable state laws, impose liability, without regard to fault or to the legality of the original conduct, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed of, or arranged for the disposal of, the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. In the course of our ordinary operations, we generate waste that falls within CERCLA’s definition of a “hazardous substance” and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites.

We also generate solid wastes, including hazardous wastes, which are subject to the requirements of the federal Resource Conservation and Recovery Act (“RCRA”), and comparable state statutes. From time to time, the EPA considers the adoption of stricter disposal standards for non-hazardous wastes, including crude oil and refined products wastes. We are not currently required to comply with a substantial portion of the RCRA requirements because our operations generate minimal quantities of hazardous wastes. However, it is possible that additional wastes, which could include wastes currently generated during operations, will in the future be designated as “hazardous wastes.” Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes. Any changes in the regulations could increase our maintenance capital expenditures and operating expenses.

We currently own and lease properties where hydrocarbons are being or have been handled for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other waste have been spilled or released on or under the properties owned or leased by us or on or under other locations where these wastes have been taken for disposal or recycling. In addition, certain of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA, and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater), or to perform remedial operations to prevent future contamination to the extent we are not indemnified for such matters.

Air Emissions and Climate Change

Our operations are subject to the federal Clean Air Act and comparable state and local statutes. These laws and regulations govern emissions of air pollutants from various industrial sources and also impose various monitoring and reporting requirements. Such laws and regulations may require that we obtain pre-approval for the construction and or modification of certain projects or facilities expected to produce air emissions or result in the increase of existing air emissions, obtain and comply with air permits containing various emissions and operational limitations, and use specific emission control technologies to limit emissions. While we may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions, we do not believe that our operations will be materially adversely affected by such requirements, and the requirements are not expected to be any more burdensome to us than to any other similarly situated companies.

In response to findings that emissions of carbon dioxide, methane, and other GHGs present an endangerment to public health and the environment because emissions of such gases are contributing to the warming of the earth’s atmosphere and other climate changes, the EPA has adopted regulations under existing provisions of the federal Clean Air Act that require a reduction in emissions of GHGs from motor vehicles and also may trigger construction and operating permit review for GHG emissions from certain stationary sources, effective January 2, 2011. The EPA has published its final rule to address the permitting of GHG emissions from stationary sources under the Prevention of Significant Deterioration (“PSD”) and Title V permitting programs, pursuant to which these permitting programs have been “tailored” to apply to certain stationary sources of GHG emissions in a multi-step process, with the largest sources first subject to permitting. The EPA’s rules relating to emissions of GHGs from large stationary sources of emissions are currently subject to a number of legal challenges, but the federal courts have thus far declined to issue any injunctions to prevent EPA from implementing, or requiring state environmental agencies to implement, the rules. The EPA has also adopted rules requiring the reporting of GHG emissions from specified large GHG emission sources in the United States on an annual basis, beginning in 2011 for emissions occurring after January 1, 2010, as well as certain onshore oil and natural gas production, processing, transmission, storage and distribution facilities on an annual basis, beginning in 2012 for emissions occurring in 2011.

In addition, Congress has from time to time considered legislation to reduce emissions of GHGs, and almost one-half of the states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring either major sources of emissions or major producers of fuels to acquire and surrender emission allowances, with the number of allowances available for purchase reduced each year until the overall GHG emission reduction goal is achieved. These allowances would be expected to escalate significantly in cost over time. The adoption of any legislation or regulations that requires reporting of GHGs or otherwise limits emissions of GHGs from our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations or could adversely affect demand for oil and natural gas that is produced, which could decrease demand for our storage services. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events; if any such effects were to occur, they could have an adverse effect on our operations.

Water

The Federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil, into federal and state waters. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or an analogous state agency. Any unpermitted discharge of pollutants could result in penalties and significant remedial obligations. Our operations are adjacent to waterways. The transportation of crude oil and refined products over water involves risk and subjects us to the provisions of the Oil Pollution Act and related state requirements, which subject owners of covered facilities to strict, joint, and potentially unlimited liability for removal costs and other consequences of an oil spill where the spill is into navigable waters, along shorelines or in the exclusive economic zone of the United States. In the event of an oil spill into navigable waters, substantial liabilities could be imposed upon us. Texas has also enacted similar oil spill laws.

Regulations under the Clean Water Act, the Oil Pollution Act and state laws also impose additional regulatory burdens on our operations. Spill prevention control and countermeasure requirements of federal laws and some state laws require containment to mitigate or prevent contamination of navigable waters in the event of an oil overflow, rupture, or leak. For example, the Clean Water Act requires us to maintain spill prevention control and countermeasure plans at our facilities. In addition, the Oil Pollution Act requires that most oil transport and storage companies maintain and update various oil spill prevention and oil spill contingency plans. We maintain such plans, and where required have submitted plans and received federal and state approvals necessary to comply with the Oil Pollution Act, the Clean Water Act and related regulations. We have trained employees who serve as company emergency responders and also contract with various spill-response specialists to ensure appropriate expertise is available for any contingency, including spills of oil or refined products, from our facilities.

Our Houston and Beaumont facilities train a segment of their employee population to act as company emergency responders and also maintain spill response resources to address a spill or other release from the facilities. Response equipment inventory maintained at each facility is listed in the Facility Response Plan found at each facility and includes one or more spill response boats, pumps and outfitted emergency response trailers as well as booms and booming equipment capable of containing most conceivable spill events, absorbent pads, personal protective equipment for company emergency responders (including hats, boots, jackets, pants, face masks, gloves, respirators, and Tyvek suits), hazardous atmosphere monitoring equipment, communication radios and heavy earth-moving equipment, including various dozers and excavators. This equipment is handled by employees trained as company emergency responders at each of our facilities. These employees receive annual refresher emergency responder training as well as annual and other periodic drills and training to ensure that they are able to mitigate spills or other releases, and control site response activities, either on their own or, if necessary, until various third-party spill-response specialists whom we engage are able to respond.

Supporting our company emergency responders, as necessary, are various third-party spill-response specialists with whom we contract so that we may ensure appropriate expertise is available for any contingency from our facilities, including spills of oil or refined products. Our primary third-party spill-response specialist is Garner Environmental Services, Inc., who has extensive experience in the clean-up of hydrocarbons resulting from spills, blow-outs and natural disasters. Garner is fully certified as an Oil Spill Removal Organization by the U.S. Coast Guard. Garner has offices near our facilities, maintains a large inventory of emergency response equipment near our facilities, and employs over 130 full-time emergency responders. Garner maintains a large inventory of emergency response equipment, including boats, booms, pumps, heavy equipment, communication devices and response vehicles. A more complete list of such equipment may be found at Garner’s website, www.garner-es.com. Garner’s emergency response capabilities are bolstered by arrangements that it has entered into with other emergency response entities to provide additional trained responders in the event of multiple spills or other situations where a large deployment of emergency responders is necessary. In addition, while Garner has been able to meet our service needs when required from time to time in the past, we also maintain relationships and service agreements with multiple other emergency response providers and we post emergency contact phone numbers for Garner and those other providers in our control rooms so that the information is immediately available on an around-the-clock basis.

The Clean Water Act imposes substantial potential liability for the violation of permits or permitting requirements and for the costs of removal, remediation, and damages resulting from such discharges. We believe that compliance with existing permits and compliance with foreseeable new permit requirements will not have a material adverse effect on our financial condition or results of operations.

Endangered Species Act

The Endangered Species Act restricts activities that may affect endangered species or their habitats. We believe that we are in compliance with the Endangered Species Act. However, the discovery of previously unidentified endangered species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected area.

Hazardous Materials Transportation Requirements

The U.S. Department of Transportation (“DOT”) regulations affecting pipeline safety require pipeline operators to implement measures designed to reduce the environmental impact of crude oil and refined product discharge from onshore crude oil and refined products pipelines. These regulations require operators to maintain comprehensive spill response plans, including extensive spill response training for pipeline personnel. In addition, the DOT regulations contain detailed specifications for pipeline operation and maintenance. We believe our operations are in compliance with these regulations. The DOT also has a pipeline integrity management rule, with which we are in substantial compliance.

Occupational Safety and Health

We are subject to the requirements of the Occupational Safety and Health Act (“OSHA”) and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state, and local government authorities and citizens. We believe that our operations are in substantial compliance with applicable OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

Title to Properties and Permits

Substantially all of our pipelines are constructed on rights-of-way granted by the apparent record owners of the property and in some instances these rights-of-way are revocable at the election of the grantor. In many instances, lands over which rights-of-way have been obtained are subject to prior liens that have not been subordinated to the right-of-way grants. We have obtained permits from public authorities to cross over or under, or to lay facilities in or along, watercourses, county roads, municipal streets, and state highways and, in some instances, these permits are revocable at the election of the grantor. We have also obtained permits from railroad companies to cross over or under lands or rights-of-way, many of which are also revocable at the grantor’s election. In some states and under some circumstances, we have the right of eminent domain to acquire rights-of-way and lands necessary for our common carrier pipelines.

Some of the leases, easements, rights-of-way, permits, and licenses that will be transferred to us will require the consent of the grantor to transfer these rights, which in some instances is a governmental entity. Our general partner believes that it has obtained or will obtain sufficient third-party consents, permits, and authorizations for the transfer of the assets necessary for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits, or authorizations that have not been obtained, our general partner believes that these consents, permits, or authorizations will be obtained after the closing of this offering, or that the failure to obtain these consents, permits, or authorizations will not have a material adverse effect on the operation of our business.

Our general partner believes that we will have satisfactory title to all of the assets that will be contributed to us at the closing of this offering. We are entitled to indemnification from OTA under the omnibus agreement for certain title defects and for failures to obtain certain consents and permits necessary to conduct our business, in each case, that are identified prior to the earlier of the third anniversary of the closing of this offering and the date that OTA no longer controls our general partner (provided that, in any event, such date shall not be earlier than the second anniversary of the closing of this offering). This indemnification is subject to a $500,000 aggregate annual deductible before we are entitled to indemnification in any calendar year. Record title to some of our assets may continue to be held by affiliates of OTA until we have made the appropriate filings in the jurisdictions in which such assets are located and obtained any consents and approvals that are not obtained prior to transfer. We will make these filings and obtain these consents upon completion of this offering. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens that can be imposed in some jurisdictions for government-initiated action to clean up environmental contamination, liens for current taxes and other burdens, and easements, restrictions, and other encumbrances to which the underlying properties were subject at the time of acquisition by our predecessor or us, our general partner believes that none of these burdens will materially detract from the value of these properties or from our interest in these properties or materially interfere with their use in the operation of our business.

Safety and Maintenance

We perform preventive and normal maintenance on all of our storage tanks, terminals and pipeline systems and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of those assets in accordance with applicable regulation. At our terminals, the tanks designed for storage of products with a vapor pressure of 0.5 pound-force per square inch absolute, or greater, are equipped with Internal Floating Roofs to minimize regulated emissions and prevent potentially flammable vapor accumulation.

Our terminal facilities have response plans, spill prevention and control plans, and other programs in place to respond to emergencies. Our truck and rail loading racks are protected with fire fighting systems in line with the rest of our facilities. We continually strive to maintain compliance with applicable air, solid waste, and wastewater regulations.

On our pipelines, we use external coatings and impressed current cathodic protection systems to protect against external corrosion. We conduct all cathodic protection work in accordance with National Association of Corrosion Engineers standards. We continually monitor, test, and record the effectiveness of these corrosion inhibiting systems. We also monitor the structural integrity of selected segments of our pipelines through a program of periodic internal assessments using high resolution internal inspection tools, as well as hydrostatic testing, that conforms to federal standards. We accompany these assessments with a review of the data and mitigate or repair anomalies, as required, to ensure the integrity of the pipeline. We have initiated a risk-based approach to prioritizing the pipeline segments for future integrity assessments to ensure that the highest risk segments receive the highest priority for scheduling internal inspections or pressure tests for integrity.

Seasonality

The crude oil, refined petroleum products and liquified petroleum gas throughput in our terminals is directly affected by the level of supply and demand for crude oil, refined petroleum products and liquified petroleum gas in the markets served directly or indirectly by our assets, which can fluctuate seasonally, particularly due to seasonal shutdowns of refineries during the spring months. Because a high percentage of our cash flow is derived from fixed storage services fees under multi-year contracts, our revenues are not generally seasonal in nature, nor are they typically affected by weather and price volatility.

Insurance

Our operations and assets are insured under a global insurance program administered by Oiltanking GmbH and placed with London and other international insurers. The major elements of this program include property damage (including terrorism), business interruption, third-party liability and environmental impairment insurance. We are invoiced directly by the brokers for this coverage. To the extent that other companies in this program experience covered losses, the limit of our coverage for potential losses may be decreased. In addition to the Oiltanking GmbH insurance program, OTA has a separate commercial liability policy including automobile, boiler and machinery, commercial crime, executive risk and property coverage. Management believes that the amount of coverage provided is reasonable and appropriate. We expect that we will obtain directors’ and officers’ liability insurance for the directors and officers of our general partner.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we do not believe that we are a party to any litigation that will have a material adverse impact on our financial condition or results of operations.

MANAGEMENT

Management of Oiltanking Partners, L.P.

Our general partner will manage our operations and activities on our behalf through its directors and officers, the latter of whom will be employed by OT Services, a subsidiary of OTA. References to “our officers” and “our directors” refer to the officers and directors of our general partner. Our general partner is not elected by our unitholders and will not be subject to re-election in the future. The directors of our general partner oversee our operations. Unitholders will not be entitled to elect the directors of our general partner, which will all be appointed by OTA, or directly or indirectly participate in our management or operations. Our general partner will, however, be accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement, which contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner.

Upon the closing of this offering, we expect that our general partner will have at least five directors, at least one of whom will be independent as defined under the independence standards established by the NYSE and the Exchange Act. The NYSE does not require a listed publicly traded partnership, such as ours, to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating committee. We are, however, required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering.

All of the executive officers of our general partner listed below will allocate their time between managing our business and the business of OTA. While the amount of time that our executive officers will devote to our business will vary in any given year, we currently estimate that approximately 75% of their time will be spent on the management of our business. Our executive officers intend, however, to devote as much time as is necessary for the proper conduct of our business.

Following the consummation of this offering, neither our general partner nor OTA will receive any management fee or other compensation in connection with our general partner’s management of our business, but we will reimburse our general partner and its affiliates, including OTA, for all expenses they incur and payments they make on our behalf pursuant to a services agreement with OT Services, a wholly owned subsidiary of OTA. Neither our partnership agreement nor the services agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed, but the services agreement will provide for an agreed upon maximum annual reimbursement obligation for expenses associated with certain specified selling, general and administrative services necessary to run our business that will be provided to us by OT Services. These capped expenses include (i) expenses of non-executive employees, including general and administrative overhead costs, salary, bonus, incentive compensation and other compensation amounts, which we expect will be allocated to us based on weighted-average headcount and the ratio of time spent by those employees on our business and operations, and (ii) executive officer expenses, including general and administrative overhead costs, salary, bonus, incentive compensation and other compensation amounts, which we expect will be allocated to us based on the amount of time spent managing our business and operations. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Transactions — Agreements with Affiliates in Connection with the Transactions.”

In evaluating director candidates, OTA will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

Executive Officers and Directors of our General Partner

The following table shows information for the executive officers and directors of our general partner upon the consummation of this offering. Directors are appointed for a one-year term and hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Executive officers serve at the discretion of the board. There are no family relationships among any of our directors or executive officers. Some of our directors and all of our executive officers also serve as executive officers of OTA.

Name	Age	Position With Our General Partner

Carlin G. Conner	43	President, Chief Executive Officer and Chairman of the Board
Kenneth F. Owen	37	Chief Financial Officer
Kevin L. Campbell	46	Vice President of Operations
Robert “Bo” J. McCall	46	Vice President of Marketing and Sales
Jan P. Vogel	41	Vice President of Corporate Affairs and Strategic Planning
David L. Griffis	65	Director
Kapil K. Jain	45	Director
Rutger van Thiel	47	Director
Gregory C. King	50	Director Nominee

Carlin G. Conner — President, Chief Executive Officer and Chairman of the Board.  Carlin G. Conner has served as President and Chief Executive Officer and a member of the board of directors of our general partner since March 2011 and President and Chief Executive Officer of OTA since July 2006. We expect that Mr. Conner will be elected as the Chairman of the board of directors of our general partner in connection with the completion of this offering. Mr. Conner has been in the terminaling business for over 19 years. Before joining the Oiltanking Group, he worked at GATX Terminals Corporation in various roles including Operations and Commercial Management. In 2000, he joined Oiltanking Houston, L.P. and in 2003, he moved to the Oiltanking Group’s corporate headquarters in Hamburg, Germany, where he was responsible for international business development. In Hamburg, he sat on the boards of several Oiltanking Group ventures. We believe that Mr. Conner’s experience as President and Chief Executive Officer of OTA and related familiarity with our assets as well as his extensive knowledge of the terminaling industry will bring substantial experience and leadership skills to the board of directors of our general partner.

Kenneth F. Owen — Chief Financial Officer.  Kenneth F. Owen has served as Chief Financial Officer of our general partner and Chief Financial Officer of OTA since March 2011. Prior to joining the Oiltanking Group, Mr. Owen was employed in the investment banking group with Citigroup Global Markets Inc. and in the investment banking group with UBS Investment Bank over the past six years. At both Citigroup Global Markets Inc. and UBS Investment Bank, he focused primarily on the energy sector. Prior to that time, Mr. Owen worked as an equity research analyst at UBS Investment Bank and Credit Suisse, providing him with an aggregate of more than 10 years of experience in the industry. We believe that Mr. Owen’s experience as Chief Financial Officer of OTA brings knowledge of our capital structure and financing requirements. Mr. Owen also brings valuable financial expertise from his prior role as an investment banker, including extensive experience with capital markets transactions, knowledge of the energy industry and familiarity with master limited partnerships.

Kevin L. Campbell — Vice President of Operations.  Kevin L. Campbell has served as Vice President of Operations of our general partner since March 2011 and Vice President of Operations of OTA since April 2010. Prior to that, he was the Terminal Manager for Oiltanking Texas City, L.P., a wholly owned subsidiary of OTA, from January 2008 until April 2010. Prior to becoming Terminal Manager, he served as the Operations Manager for Oiltanking Texas City, L.P. from July 2004 until January 2008. Mr. Campbell has been employed by the Oiltanking Group since 1985, serving in various roles, including, operations, scheduling, and health, safety and environmental.

Robert “Bo” J. McCall — Vice President of Marketing and Sales.  Robert “Bo” J. McCall has served as Vice President of Marketing and Sales of our general partner since March 2011 and Vice President of Marketing and Sales of OTA since March 2007. Mr. McCall has been in the midstream oil and gas business for 24 years. Prior to joining Oiltanking in 2003, he worked for Conoco and other small oil and gas companies with responsibilities ranging from engineering, sales/commercial and executive capacities. At OTA, he has worked in the commercial department as a sales manager for four years and as the Vice President of Marketing for an additional four years supporting all of OTA’s facilities.

Jan P. Vogel — Vice President of Corporate Affairs and Strategic Planning.  Jan P. Vogel has served as Vice President of Corporate Affairs and Strategic Planning of our general partner since March 2011 and Vice President of Corporate Affairs and Strategic Planning of OTA since March 2011. He has been in the energy industry for over 20 years. First employed by the Oiltanking Group in 1990, he has held various positions with the Oiltanking Group and its parent company Marquard & Bahls AG, serving in roles related to commercial and general management as well as mergers and acquisitions and strategy. In 2005, he moved to the Oiltanking Group’s corporate headquarters in Hamburg, Germany, where he also served as General Manager for Europe, North and South America. In this capacity, he served on the boards of several Oiltanking Group ventures, including OTA and some of its subsidiaries. Before moving to the U.S. in 2011, Mr. Vogel was Director Group Strategy for Marquard & Bahls AG, where he was responsible for overseeing mergers and acquisitions projects and was closely involved in the approval process for this offering.

David L. Griffis — Director.  David L. Griffis has served as a member of the board of directors of our general partner since March 2011. He has served as Assistant Secretary of OTA since 2001, in various other capacities including Treasurer and Secretary for affiliates of OTA since 1998 and as outside counsel for Oiltanking Houston, L.P. since its inception in 1974. Mr. Griffis has been practicing law since 1974, and is currently a shareholder at the law firm of Crain, Caton & James, P.C., where he represents domestic and international clients in acquisitions, joint ventures and strategic alliances. We believe that Mr. Griffis’ three decades of experience in transactional law and extensive knowledge of the Oiltanking Group’s business and operations brings unique and valuable skills to the board of directors.

Kapil K. Jain — Director.  Kapil K. Jain has served as a member of the board of directors of our general partner since March 2011 and Director of Finance and Administration of Oiltanking GmbH since July 2010. Prior to such time, he was President of the Terminaling Division of IOT Infrastructure & Energy Services Limited (“IOT”), a joint venture of Oiltanking GmbH from June 2008 to June 2010. He has been employed by the Oiltanking Group since August 1997, first at IOT from 1997 to 2004 as General Manager (Corporate Finance) and thereafter at Oiltanking GmbH from 2004 to 2008 as Head of Economics. He is an Associate Chartered Accountant, Cost and Works Accountant and Chartered Financial Analyst with over 20 years of experience in financial and general management roles. Prior to joining the Oiltanking Group in 1997, he worked in large corporations in financial accounting and treasury functions. We believe that Mr. Jain’s extensive financial and accounting experiences and history with the Oiltanking Group make him highly qualified to serve as a member of the board of directors

Rutger van Thiel — Director.  Rutger van Thiel has served as a member of the board of directors of our general partner since March 2011 and Managing Director of the Oiltanking Group since August 2010. From September 2004 to August 2010, he oversaw the business and expansion activities in Asia Pacific, serving in various management roles including Managing Director, Chief Executive Officer and President of the Oiltanking Group’s operations in that region. Mr. van Thiel began his career with the Oiltanking Group in June 2000, and in 2001, he was promoted to Director of Chemical and Gas Logistics to oversee and expand the Oiltanking Group’s global chemical terminal network. Prior to beginning his career with the Oiltanking Group, Mr. van Thiel was employed by Van Ommeren (currently known as Vopak) in the Netherlands and worked in several functions including finance, commercial and business development, reaching the position of General Manager of Vopak Peru. He has been in the energy industry for more than 20 years. Mr. van Thiel currently serves as a director for multiple international entities affiliated with the Oiltanking Group. We believe that Mr. van Thiel’s extensive leadership experience with the Oiltanking Group and knowledge of the terminaling and storage industry internationally will provide important insight and perspective to the board of directors.

Gregory C. King — Director Nominee.  We expect that Gregory C. King will be appointed to serve as a member of the board of directors of our general partner prior to the date that the registration statement is declared effective. Mr. King previously served as President of Valero Energy Corporation from January 2003 to December 2007. Mr. King served as Executive Vice President and General Counsel of Valero Energy from September 2001 until December 2002, and as Executive Vice President and Chief Operating Officer from January 2001 until September 2001. Prior to that, he served as Senior Vice President and Chief Operating Officer of Valero Energy from 1999 to January 2001. He became Vice President and General Counsel of Valero Energy in 1997, and prior to that was a Partner in the Houston-based law firm of Bracewell & Giuliani. He has been a director of Range Fuels, Inc. since August 2008. From January 1, 2002 until July, 2006, Mr. King served as director of Valero GP, LLC (currently known as NuStar GP, LLC), the general partner of Valero L.P. (currently known as NuStar Energy L.P.). Mr. King brings demonstrated industry knowledge derived from 25 years of energy industry experience, communications, team-building and leadership skills to the board of directors of our general partner.

Director Independence

In accordance with the rules of the NYSE, OTA must appoint at least one independent director prior to the listing of our common units on the NYSE, one additional member within three months of that listing, and one additional independent member within 12 months of that listing. OTA may not have appointed all three independent directors to the board of directors of our general partner by the date our common units first trade on the NYSE.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee. We do not expect that we will have a compensation committee, but rather that our board of directors will approve equity grants to directors and employees.

Audit Committee

We are required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering as described above. The audit committee of the board of directors of our general partner will serve as our audit committee and will assist the board in its oversight of the integrity of our combined financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to (1) retain and terminate our independent registered public accounting firm, (2) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm, and (3) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management, as necessary.

Conflicts Committee

We expect that at least two independent members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest (including certain transactions with members of the Oiltanking Group). The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the special committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, including OTA, and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors, along with other requirements. Any matters approved by the special committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

EXECUTIVE OFFICER COMPENSATION

Compensation Discussion and Analysis

Introduction

Our general partner has the sole responsibility for conducting our business and for managing our operations and its board of directors and officers make decisions on our behalf. The officers of our general partner will be employed by OT Services, a subsidiary of OTA, and will manage the day-to-day affairs of our business. Reference to “our officers” and “our directors” refer to the officers and directors of our general partner. Certain of our officers are dedicated to managing our business and will devote the majority of their time to our business. We currently estimate that our executive officers will spend approximately 75% of their time devoted our operations. Because the executive officers of our general partner are employees of OT Services, their compensation will be paid by OT Services and reimbursed by us. Please read “The Partnership Agreement — Reimbursement of Expenses.”

The compensation of the executive officers of our general partner will be established by Oiltanking GmbH, the parent of OTA. Because Oiltanking GmbH is a privately held company, it does not have formal compensation policies or practices. All compensation decisions are made at the discretion of the managing director of Oiltanking GmbH. As described in greater detail below, OTA has historically compensated its executive officers with base salary and cash bonuses.

Historical Compensation

Historically, the managing director of Oiltanking GmbH has determined the overall compensation philosophy and set the final compensation of the officers of OTA and its subsidiaries without the assistance of a compensation consultant. OTA’s executive officers have been compensated with base salary and annual cash bonuses. Base salary amounts were determined in the sole discretion of Oiltanking GmbH. Annual cash bonuses were determined based on a percentage of the annual profit of our Houston and Beaumont operations. In 2010, only Messrs. Conner, McCall and Campbell were employed as executive officers of OTA. Based on the percentage of time spent by those individuals providing services to the businesses being contributed to us in connection with this offering, the allocable portion of compensation attributable to those services was approximately $1.0 million in the aggregate.

Compensation Setting Process

In connection with this offering, Oiltanking GmbH, in consultation with Towers Watson, an independent compensation consultant, is considering the compensation structures and levels that it believes will be necessary for executive recruitment and retention as a public company as well as the desire to transition to a compensation system that would be more transparent for public investors. Oiltanking GmbH is examining the compensation practices of our peer companies and may also review compensation data from the storage and terminaling industry generally to the extent the competition for executive talent is broader than a group of selected peer companies.

Following the closing of this offering, we expect to enter into employment agreements with our executive officers. The equity-based compensation awards that we foresee granting to certain employees following this offering, including our executive officers, will be granted pursuant to a long-term incentive plan that is generally described below. At this time, we anticipate that we may grant phantom unit awards to satisfy our goal of providing incentives to employees while still creating a strong alignment between our employees and our unitholders. We currently intend to grant phantom unit awards that are subject to certain long-term and/or performance vesting requirements, which may be settled in cash or in equity; however, no final determinations have been made with respect to the type of equity-based awards that may be granted to employees, the number or value of awards, or the timing of any grants. We expect that annual bonuses will be determined based on financial performance as measured across a fiscal year, but we also anticipate granting cash bonus awards, the payout of which may be subject to the employee’s business unit’s performance over a three-year period.

Although we will bear an allocated portion of OTA’s costs of providing compensation and benefits to the OTA employees who serve as the executive officers of our general partner, we will have no control over such costs and will not establish or direct the compensation policies or practices of OTA. We expect that each of these executive officers will continue to perform services for our general partner, as well as OTA and its affiliates, after the completion of this offering.

Long-Term Incentive Plan

In connection with this offering, the board of directors of our general partner will adopt a long-term incentive plan for employees, consultants and directors who perform services for us. We expect that the long-term incentive plan will provide for awards of restricted units, unit options, phantom units, unit payments, unit appreciation rights, other equity-based awards, distribution equivalent rights, and performance awards. The long-term incentive plan will limit the number of units that may be delivered pursuant to awards to 10% of the outstanding common units and subordinated units on the effective date of the initial public offering of our common units. Common units withheld to satisfy exercise prices or tax withholding obligations are available for delivery pursuant to other awards. The plan will be administered by our board of directors or a committee thereof, which we refer to as the plan administrator.

The plan administrator may terminate or amend the long-term incentive plan at any time with respect to any of our common units for which a grant has not yet been made. The plan administrator also has the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of common units that may be granted, subject to unitholder approval as required by the exchange upon which our common units are listed at that time. However, no change in any outstanding grant may be made that would materially reduce the benefits of the participant without the consent of the participant. The plan will expire on the tenth anniversary of its approval, when common units are no longer available under the plan for grants or upon its termination by the plan administrator, whichever occurs first.

Upon the exercise of a unit option or a unit appreciation right (to the extent the award is settled in common units), or the vesting of a phantom unit (to the extent the award is settled in common units), we may acquire common units on the open market or from any other person or we may directly issue common units or use any combination of the foregoing, in the plan administrator’s discretion. If we issue new common units upon the exercise of a unit option or unit appreciation right, or the vesting of a phantom unit, the total number of common units outstanding will increase.

Restricted Units.  A restricted unit grant is an award of common units that vests over a period of time and that during such time is subject to forfeiture. Forfeiture provisions lapse at the end of the vesting period. The plan administrator may determine to make grants of restricted units under the plan to participants containing such terms as the plan administrator shall determine. The plan administrator will determine the period over which restricted units granted to participants will vest. The plan administrator, in its discretion, may base its determination upon the achievement of specified financial objectives. In addition, the restricted units will vest upon a change of control, as defined in the plan, unless provided otherwise by the plan administrator. Distributions made on restricted units may or may not be subjected to the same vesting provisions as the restricted units as determined by the plan administrator. If a grantee’s employment, consulting relationship or membership on the board of directors of our general partner terminates for any reason, the grantee’s restricted units will be automatically forfeited unless, and except to the extent that, the plan administrator or the terms of the award agreement or an employment agreement provide otherwise.

We intend the restricted units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, plan participants will not pay any consideration for restricted units they receive, and we will receive no remuneration for the restricted units.

Unit Options.  Unit options represent the right to purchase a designated number of common units at a specified price. The plan administrator may make grants of unit options under the plan to participants containing such terms as the plan administrator shall determine. Unit options will have an exercise price that generally may not be less than the fair market value of our common units on the date of grant. In general, unit options granted will become exercisable over a period determined by the plan administrator. In addition, the unit options will become exercisable upon a change of control, as defined in the plan, unless provided otherwise by the plan administrator. If a grantee’s employment, consulting relationship or membership on the board of directors of our general partner terminates for any reason, the grantee’s unvested unit options will be automatically forfeited unless, and except to the extent, the option agreement, an employment agreement or the plan administrator provides otherwise.

The availability of unit options is intended to furnish additional compensation to plan participants and to align their economic interests with those of common unitholders.

Performance Award.  A performance award is denominated as a cash amount at the time of grant and gives the grantee the right to receive all or part of such award upon the achievement of specified financial objectives, length of service or other specified criteria. The plan administrator will determine the period over which certain specified financial objectives or other specified criteria must be met. The performance award may be paid in cash, common units or a combination of cash and common units. If a grantee’s employment, consulting relationship or membership on the board of directors of our general partner terminates for any reason prior to payment, the grantee’s performance award will be automatically forfeited unless, and except to the extent that, the plan administrator or the terms of the award agreement or an employment agreement provide otherwise.

Phantom Units.  A phantom unit is a notional common unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the plan administrator, cash equal to the value of a common unit. The plan administrator may determine to make grants of phantom units under the plan to participants containing such terms as the plan administrator shall determine. The plan administrator will also determine the period over which phantom units granted to participants will vest. The plan administrator, in its discretion, may base its determination upon the achievement of specified financial objectives. In addition, the phantom units will vest upon a change of control, as defined in the plan, unless provided otherwise by the plan administrator. If a grantee’s employment, consulting relationship or membership on the board of directors of our general partner terminates for any reason, the grantee’s phantom units will be automatically forfeited unless, and except to the extent that, the plan administrator or the terms of the award agreement or an employment agreement provide otherwise.

We intend the issuance of any common units upon vesting of the phantom units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the common units.

Unit Awards.  The plan administrator, in its discretion, may also grant to participants common units that are not subject to forfeiture.

Unit Appreciation Rights.  The long-term incentive plan will also permit the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles participants to receive the excess of the fair market value of our common units on the exercise date over the exercise price established for the unit appreciation right. This excess will be paid in cash or our common units, as determined by the plan administrator. The plan administrator may grant unit appreciation rights under the plan to participants, with such terms as the plan administrator shall determine. Unit appreciation rights will have an exercise price that generally may not be less than the fair market value of our common units on the date of grant. In general, unit appreciation rights granted will become exercisable over a period determined by the plan administrator. In addition, the unit appreciation rights will become exercisable upon a change in control, as defined in the plan, unless provided otherwise by the plan administrator. If a grantee’s employment, consulting relationship or membership on the board of directors of our general partner terminates for any reason, the grantee’s unvested unit appreciation rights will be automatically forfeited unless, and except to the extent that, the grant agreement, an employment agreement or the plan administrator provides otherwise.

The availability of unit appreciation rights is intended to furnish additional compensation to plan participants and to align their economic interests with those of common unitholders.

Distribution Equivalent Rights or “DERs.”  The plan administrator may grant DERs with any award under the plan other than restricted units or unit awards. A DER grant will entitle the grantee to receive an amount of cash equal to the cash distributions made on common units during the period the underlying award is outstanding. The DER may be paid out immediately in cash, reinvested in additional awards, or credited to a bookkeeping account at the discretion of the plan administrator.

Other Unit-Based Awards.  The plan administrator, in its discretion, may also grant to participants other unit-based awards, which are denominated or payable in, referenced to, or otherwise based on or related to the value of our common units. These awards will contain such terms as the plan administrator shall determine, including the vesting provisions and whether such award shall be paid in cash, units or a combination thereof.

Deferred Compensation Plan

Our named executive officers are eligible to participate in the Oiltanking Holding Americas, Inc. Deferred Compensation Plan (the “Deferred Plan”). The Deferred Plan is an unfunded retirement plan intended to supplement the retirement needs of a select group of management employees that are subject to compensation and contribution limitations in the Internal Revenue Code of 1986, as amended (the “Code”) with respect to other qualified retirement vehicles.

The Deferred Plan defines “compensation” as the aggregate amount of compensation payable to a participant for a plan year, including salary, overtime, commissions, bonuses all other items that constitute “wages” within the meaning of Section 3401(a) of the Code. Participants may elect to defer a dollar amount or a percentage of compensation that the individual is entitled to receive during any calendar year by making salary deferral elections and/or bonus deferral elections. In order to comply with certain requirements of Section 409A of the Code, the participant’s election to defer either salary or bonus amounts must be made in the year prior to the year in which that compensation will be earned. Salary deferrals are limited to 90% of a participant’s salary while bonus deferrals may relate to 100% of a participant’s potential bonus for the upcoming year. A participant will be 100% vested at all times in each salary and/or bonus deferral amounts.

At the time that a participant makes a salary deferral election, the participant may also choose to make one or more of the following elections in the same manner as his or her salary deferral election: a FICA excess deferral election, a 401(k) refund offset election, and a 401(k) excess deferral election. A FICA excess deferral election allows the participant to defer an amount equal to the participant’s portion of the FICA tax rate on compensation (excluding bonuses) in excess of the Deferred Plan’s social security wage base. The 401(k) refund offset election would be equal to the amount the participant is due, if any, with respect to the result of the nondiscrimination testing results of our 401(k) plan. The 401(k) excess deferral election means the amount that the participant is prohibited from contributing to our 401(k) plan as a result of the limitations under Section 402(g) of the Code. These deferrals will be considered part of the participant’s salary deferral election and will be subject to a maximum deferral percentage of 90% as well.

OTA has the discretion, but not the obligation, to make employer contributions into the Deferred Plan on a participant’s behalf from time to time, and such contributions may be subject to any restrictions that OTA feels are appropriate, such as vesting restrictions.

Director Compensation

The officers or employees of our general partner or of OTA who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. Directors of our general partner who are not officers or employees of our general partner or of OTA will receive compensation as set by our general partner’s board of directors. Effective as of the closing of this offering, each non-employee director will receive a compensation package that will consist of: (i) an annual retainer of $45,000; (ii) an additional retainer of $5,000 for the chair of each board committee; (iii) a meeting attendance fee of $2,000 per in-person board and committee meeting and (iv) a meeting attendance fee of $1,500 per telephonic board and committee meeting. In addition, non-employee directors will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or its committees.

Each director will be indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

Compensation Practices as They Related to Risk Management

We believe our compensation programs will be crafted in order to discourage excessive and unnecessary risk taking by executive officers (or other employees). We anticipate that short-term annual incentives will generally be paid pursuant to discretionary bonuses enabling the board of directors of our general partner, to assess the actual behavior of our employees as it relates to risk taking in awarding a bonus. In the future, we anticipate that our use of equity based long-term compensation will serve our compensation program’s goal of aligning the interests of executives and unitholders, thereby reducing the incentives to unnecessary risk taking.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of Oiltanking Partners, L.P. that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

•	beneficial owners of 5% or more of our common units;

•	each director, director nominee and executive officer; and

•	all of our directors and executive officers as a group.

The following table does not include any awards granted under the long-term incentive plan in connection with this offering. Please read “Executive Officer Compensation — Compensation Discussion and Analysis.”

Percentage of
				Percentage of	Common and
	Common	Percentage of	Subordinated	Subordinated	Subordinated
	Units	Common Units	Units	Units	Units
	Beneficially	Beneficially	Beneficially	Beneficially	Beneficially
Name of Beneficial Owner(1)	Owned	Owned	Owned	Owned	Owned

OTA(2)	9,449,901 (3)	48.6%	19,449,901	100%	74.3%
All executive officers and directors as a group (8 persons)	—	—	—	—	—

(1)	As of the date of this prospectus, there are no arrangements for any listed beneficial owner to acquire within 60 days common units from options, warrants, rights, conversion privileges or similar obligations.

(2)	Includes 4,368,869 common units and 8,992,059 subordinated units held directly by OTB Holdco, L.L.C., a wholly owned subsidiary of OTA. OTA is a wholly owned subsidiary of Oiltanking GmbH, which, in turn, is a wholly owned subsidiary of Marquard & Bahls AG, which is controlled by a four-person supervisory board. The address for OTA is 15631 Jacintoport Blvd., Houston, TX 77015.

(3)	Of this amount, 7,949,901 common units will be issued to OTA at the closing of this offering and up to 1,500,000 common units will be issued to OTA within 30 days of this offering, assuming the underwriters do not exercise their option to purchase up to an additional 1,500,000 common units. Please see “Summary — The Offering — Units Outstanding After This Offering.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

After this offering, assuming that the underwriters do not exercise their option to purchase additional common units, OTA will own, directly or indirectly, 9,449,901 common units and 19,449,901 subordinated units representing an aggregate approximately 74.3% limited partner interest in us, and will own and control our general partner. OTA will also appoint all of the directors of our general partner, which will maintain a 2.0% general partner interest in us and be issued the incentive distribution rights.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm’s length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of Oiltanking Partners, L.P.

Formation Stage

The aggregate consideration received by our general partner and its affiliates for the contribution of their interests	• 9,449,901 common units;

• 19,449,901 subordinated units;

• 2.0% general partner interest; and

• our incentive distribution rights.

In addition, we will use a portion of the net proceeds from this offering to make distributions to OTA and certain affiliates and repay intercompany indebtedness owed to Oiltanking Finance B.V.

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions 98% to our unitholders, including affiliates of our general partner, as the holders of an aggregate of 28,899,802 common units and all of the subordinated units, and 2.0% to our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to a maximum of 48.0% of the distributions above the highest target distribution level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $1.1 million on the 2.0% general partner interest and approximately $39.0 million on their common units and subordinated units.

Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur and payments they make on our behalf pursuant to a services agreement with OT Services, a wholly owned subsidiary of OTA. Neither our partnership agreement nor the services agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed, but the services agreement will provide for an agreed upon maximum annual reimbursement obligation for expenses associated with certain specified selling, general and administrative services necessary to run our business that will be provided to us by OT Services. These capped expenses include (i) expenses of non-executive employees, including general and administrative overhead costs, salary, bonus, incentive compensation and other compensation amounts, which we expect will be allocated to us based on weighted-average headcount and the ratio of time spent by those employees on our business and operations, and (ii) executive officer expenses, including general and administrative overhead costs, salary, bonus, incentive compensation and other compensation amounts, which we expect will be allocated to us based on the amount of time spent managing our business and operations. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement — Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Agreements with Affiliates in Connection with the Transactions

In connection with this offering, we will enter into certain agreements with OTA, as described in more detail below.

Contribution Agreement

In connection with the closing of this offering, we will enter into a contribution agreement that will effect the transactions, including the transfer of the ownership interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P., and the use of the net proceeds of this offering. While we believe this agreement is on terms no less favorable to any party than those that could have been negotiated with an unaffiliated third party, it will not be the result of arm’s-length negotiations. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Omnibus Agreement

In connection with the closing of this offering, we will enter into an omnibus agreement with our general partner and OTA that will address certain aspects of our relationship with them, including:

•	our use of the name “Oiltanking” and related marks, and

•	certain indemnification obligations.

The omnibus agreement can be amended by written agreement of all parties to the agreement. However, the partnership may not agree to any amendment or modification that would, in the determination of our general partner, be adverse in any material respect to the holders of our common units without prior approval of the conflicts committee. In the event of a “change in control” (as defined in the omnibus agreement) of us or our general partner or the removal of OTLP GP, LLC as our general partner in circumstances where “cause” (as defined in our partnership agreement) does not exist and the common units held by OTLP GP, LLC and its affiliates were not voted in favor of such removal, the omnibus agreement will terminate, provided the indemnification obligations described below will remain in full force and effect in accordance with their terms, and we will have a 90-day transition period to cease our use of the name “Oiltanking” and related marks.

OTA’s indemnification obligations will include the following:

•	for a period of three years after the closing of this offering, OTA will indemnify us for environmental losses by reason of, or arising out of, any violation, event, circumstance, action, omission or condition associated with the operation of our assets prior to the closing of this offering, including: (i) any violation of or cost to correct a violation of any environmental laws, (ii) any environmental activity to address a release of hazardous substances and (iii) the release of, or exposure of any person to, any hazardous substance; provided, however, that (x) the liability of OTA for environmental losses shall not exceed $15.0 million in the aggregate and (y) OTA will only be liable to provide indemnification for losses to the extent that the aggregate dollar amount of losses suffered by us exceed $500,000 in any calendar year. In no event will OTA have any indemnification obligations under the omnibus agreement for any claim made as a result of additions to or modifications of current environmental laws enacted after the closing of this offering;

•	until 60 days after the applicable statute of limitations, any of our federal, state and local income tax liabilities attributable to the ownership and operation of our assets and the assets of our subsidiaries prior to the closing of this offering;

•	for a period of three years after the closing of this offering, the failure to have all necessary consents and governmental permits where such failure renders us unable to use and operate our assets in substantially the same manner in which they were used and operated immediately prior to the closing of this offering (subject to certain exceptions for the revocation or non-renewal of consents and governmental permits due to changes in laws, governmental regulations or certain other events outside of the control of the Oiltanking Group and our general partner); and

•	for a period of three years after the closing of this offering, our failure to have valid and indefeasible easement rights, rights-of-way, leasehold and/or fee ownership interest in the lands where our assets are located and such failure prevents us from using or operating our assets in substantially the same manner as they were operated immediately prior to the closing of this offering.

In addition, we will also agree to indemnify OTA from any losses, costs or damages incurred by OTA that are attributable to the ownership and operation of our assets and the assets of our subsidiaries following the closing of this offering.

In no event will OTA or we, as applicable, be obligated to indemnify the other party for any claims, losses or expenses or income taxes referred to above to the extent any such amounts are either (i) reserved for in our financial statements as of the closing of this offering, or (ii) recovered by the indemnified party under available insurance coverage, from contractual rights or against any third party.

OTA and its affiliates will not be restricted, under either our partnership agreement or the omnibus agreement, from competing with us. OTA will be permitted to compete with us and may acquire or dispose of terminaling or other assets in the future without any obligation to offer us the opportunity to purchase those assets.

Services Agreement

In connection with the closing of this offering, we will enter into a services agreement with OT Services that will address certain aspects of our relationship with them, which we expect will include:

•	the provision by OT Services to us of certain specified selling, general and administrative services necessary to run our business, including the provision by OT Services to us of such employees as may be necessary to operate and manage our business, and our agreement to reimburse OT Services for all reasonable costs and expenses incurred in connection with such services, subject to an agreed upon maximum annual reimbursement obligation of $17 million;

•	our agreement to reimburse OT Services for all expenses it incurs as a result of us becoming a publicly traded partnership, including (but not limited to) expenses associated with annual and quarterly reporting, tax returns and

Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relation expenses and registrar and transfer fees; and

•	our agreement to reimburse OT Services for all expenses that OT Services incurs or payments OT Services makes on our behalf with respect to insurance coverage for our business.

The selling, general and administrative expenses for which our reimbursement obligations are capped described in the first bullet point above include (i) expenses of non-executive employees, including general and administrative overhead costs, salary, bonus, incentive compensation and other compensation amounts, which will expect will be allocated to us based on weighted-average headcount and the ratio of time spent by those employees on our business and operations, and (ii) executive officer expenses, including general and administrative overhead costs, salary, bonus, incentive compensation and other compensation amounts, which we expect will be allocated to us based on the amount of time spent managing our business and operations. The selling, general and administrative expenses for which our reimbursement obligations are capped do not include expenses associated with (a) services related to the operations, maintenance and repair of our assets or inventory and facilities management or (b) services provided in connection with evaluating new construction or acquisition projects. There is also no cap on expenses that our general partner or OT Services may allocate to us for expenses associated with third party advisors and consultants. We expect, however, that these services will be provided at cost.

We will reimburse OT Services for any sales, use, excise, value added or similar taxes incurred by it in connection with the provision of the services.

The initial term of the services agreement will be 10 years, and it will automatically renew for additional 12-month periods following the expiration of the initial term unless and until either the Partnership or OT Services provides 180 days written notice of its intention to terminate the agreement. In addition, we may, at our convenience, terminate the provision of any specific category of services to us by OT Services on 30 days written notice, provided that at our request, OT Services will continue to provide the terminated services for up to an additional 90 days and we will continue to reimburse OT Services for expenses incurred by it on our behalf during the additional 90 day period. At OT Services’ request, we will afford OT Services the amount of time that is reasonably required by OT Services to demobilize the personnel and operations previously utilized with respect to the service category being terminated and we will reimburse OT Services for any costs and losses incurred by OT Services in connection with the demobilization or termination of use of systems, personnel, service contracts, machinery and equipment which had been deployed by OT Services in providing the terminated services to us. The amount of any reimbursable costs and losses must be mutually agreed on by us and OT Services.

Subject to certain exceptions, in the event of a “change in control” (as defined in the services agreement) of us or our general partner or the removal of OTLP GP, LLC as our general partner in circumstances where “cause” (as defined in our partnership agreement) does not exist and the common units held by OTLP GP, LLC and its affiliates were not voted in favor of such removal, the services agreement will terminate.

The services agreement can be amended by written agreement of all parties to the agreement. However, we may not agree to any amendment or modification to the cap on our selling, general and administrative expenses reimbursement obligation without prior approval of the conflicts committee.

Tax Sharing Agreement

Prior to the closing of this offering, we intend to enter into a tax sharing agreement with OTA pursuant to which we will reimburse OTA for our share of state and local income and other taxes borne by OTA as a result of our results being included in a combined or consolidated tax return filed by OTA with respect to taxable periods including or beginning on the closing date of this offering. The amount of any such reimbursement will be limited to the tax that we (and our subsidiaries) would have paid had we not been included in a combined group with OTA. OTA may use its tax attributes to cause its combined or consolidated group, of which we may be a member for this purpose, to owe no tax. However, we would nevertheless reimburse OTA for the tax we would have owed had the attributes not been available or used for our benefit, even though OTA had no cash expense for that period.

Other Transactions with Related Persons

Revenues Derived from Affiliates

We have historically engaged in certain transactions with other subsidiaries of OTA, as well as other companies that are related by common ownership. These transactions include revenue earned by us for providing storage and ancillary services at market rates to Matrix Marine Fuels, L.L.C., an indirect, wholly owned subsidiary of our ultimate foreign parent, Marquard & Bahls AG. Total revenues earned for these related party services were $2.4 million, $2.9 million and $3.3 million, for the years ended December 31, 2008, 2009 and 2010, respectively and $0.7 million and $0.8 million for the three months ended March 31, 2010 and 2011, respectively.

We also have earned revenues for providing certain centralized administrative services to OTA, Oiltanking Texas City, LP, Matrix Marine Fuels, LLC and Mabanaft USA, Inc., each of whom are indirect wholly owned subsidiaries of our ultimate foreign parent. The administrative services we provide include, among others, rental of administrative and operations office facilities, human resources, information technology, engineering, environmental and regulatory, treasury and certain financial services. Total revenues earned for these related party services were $2.1 million, $2.7 million and $2.4 million, for the years ended December 31, 2008, 2009 and 2010, respectively, and $0.5 million and $0.7 million for the three months ended March 31, 2010 and 2011, respectively, which are classified as a reduction of selling, general and administrative expense. Following the completion of this offering, we do not anticipate that we will continue to provide these services, which will generally be provided to us by OTA and its subsidiaries through the omnibus agreement and services agreement.

Fees Paid to Affiliates

We have historically paid certain administrative fees to Oiltanking GmbH for various general and administrative services, which include, among others, risk management, environmental compliance, legal consulting, information technology, centralized cash management and certain treasury and financial services. Oiltanking GmbH allocates these costs to us using several factors, such as our tank capacity and total volumes handled. In management’s estimation, the costs incurred for these general and administrative costs approximate the amounts that would have been incurred for similar services performed by third-parties or our own employees. Total costs allocated were $2.3 million, $2.4 million and $2.6 million, for the years ended December 31, 2008, 2009 and 2010, respectively and $0.7 million and $0.8 million for the three months ended March 31, 2010 and 2011, respectively. In 2009 and 2010, $1.0 million and $0.4 million, respectively, of these costs related to engineering consulting were capitalized into construction-in-progress facilities.

We have historically paid annual maintenance and technical support costs for proprietary software owned by Oiltanking GmbH, which is used by us in performing terminaling services for their customers. Each terminal location is allocated a portion of the global Oiltanking Group maintenance costs based on the number of users located at each facility. Total costs paid by us were $0.8 million, $1.1 million and $0.9 million, for the years ended December 31, 2008, 2009 and 2010, respectively and $0.3 million and $0.3 million for the three months ended March 31, 2010 and 2011, respectively. In management’s estimation, the costs incurred for the annual maintenance and technical support costs related to the proprietary software approximate the amounts that would have been incurred for similar third party software programs for terminaling operations.

Upon completion of the offering, we anticipate that we will continue to be allocated certain administrative, maintenance and technical support costs by the Oiltanking Group pursuant to a services agreement with OT Services. Neither our partnership agreement nor the services agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed, but the services agreement will provide for an agreed upon maximum annual reimbursement obligation for expenses associated with certain specified selling, general and administrative services necessary to run our business that will be provided to us by OT Services.

Investments with Affiliates

From time to time, we have historically invested excess cash with Oiltanking Finance B.V. in short-term notes receivable at then-prevailing market rates. At March 31, 2011 we had a short term receivable of $12.9 million from Oiltanking Finance B.V., bearing interest at 0.24%.

Potential OTA Financial Support

OTA and other members of the Oiltanking Group may elect, but are not obligated, to provide financial support to us under certain circumstances, such as in connection with an acquisition or expansion capital project. Our partnership agreement contains provisions designed to facilitate the Oiltanking Group’s ability to provide us with financial support while reducing concerns regarding conflicts of interest by defining certain potential financing transactions between OTA and other members of the Oiltanking Group, including Oiltanking Finance B.V., on the one hand, and us, on the other hand, as fair to our unitholders. In that regard, the following forms of potential Oiltanking Group financial support will be deemed fair to our unitholders, and will not constitute a breach of any fiduciary or other duty by our general partner, if consummated on terms no less favorable than described below:

•	our issuance of common units to OTA or any of its affiliates at a price per common unit of no less than 95% of the trailing 10-day average closing price per common unit;

•	our borrowing of funds from OTA or any of its affiliates on terms that include a tenor of at least one year and no more than ten years and a fixed rate of interest that is no more than 200 basis points higher than the corresponding base rate, which is LIBOR for one year maturities and the USD swap rate for maturities of greater than one year and up to ten years; and

•	OTA and its affiliates may provide us or any of our subsidiaries with guaranties or trade credit support to support the ongoing operations of us or our subsidiaries; provided, that (i) the pricing of any such guaranties or trade credit support is no more than 100 basis points per annum and (ii) any such guaranties or trade credit support are limited to ordinary course obligations of us or our subsidiaries and do not extend to indebtedness for borrowed money or other obligations that could be characterized as debt.

We have no obligation to seek financing or support from OTA or any other member of the Oiltanking Group on the terms described above or to accept such financing or support if it is offered to us. In addition, neither OTA nor any other member of the Oiltanking Group will have any obligation to provide financial support under these or any other circumstances. The existence of these provisions will not preclude other forms of financial support from OTA or any other member of the Oiltanking Group, including financial support on significantly less favorable terms under circumstances in which such support appears to be in our best interests.

In addition, following the completion of our issuance of units in connection with an underwritten public offering, direct placement and/or private offering of common units, we may make a reasonably prompt redemption of a number of common units owned by OTA or its affiliates that is no greater than the aggregate number of common units issued to OTA or its affiliates pursuant to the provisions summarized in the first bullet above (taking into account any prior redemptions pursuant to the provisions summarized in this paragraph) at a price per common unit that is no greater than the price per common unit paid by the investors in such offering or placement, as applicable, less underwriting discounts and commissions or placement fees, if any. As with the transactions described in the bullets above, any such redemptions will be deemed fair to our unitholders and will not constitute a breach of any fiduciary or other duty owed to us by our general partner.

Term Borrowings

During 2003, Oiltanking GmbH enacted a policy of centrally financing the expansion and growth of its global holdings of terminaling subsidiaries and in 2008, established Oiltanking Finance B.V., a wholly owned finance company located in Amsterdam, The Netherlands. Oiltanking Finance B.V. now serves as the global bank for the Oiltanking Group’s terminal holdings, including ours, and arranges loans at market rates and terms for approved terminal construction projects. We believe that this relationship has historically provided us with access to debt capital on terms that are consistent with or better than what would have been available to us from third parties. We believe this relationship could continue to provide us with access to capital at competitive rates.

As of March 31, 2011 we had the following outstanding notes payable to Oiltanking Finance B.V. (in thousands):

March 31,
2011

5.93% Note due 2014	$12,800
6.81% Note due 2015	10,000
5.96% Note due 2017	11,500
6.63% Note due 2018	2,858
6.63% Note due 2018	15,000
6.88% Note due 2018	6,000
4.90% Note due 2018	22,500
4.90% Note due 2018	24,000
7.59% Note due 2018	4,000
6.78% Note due 2019	8,100
6.35% Note due 2019	12,600
7.45% Note due 2019	6,800
7.02% Note due 2020	7,600

Total debt	143,758
Less current portion	(18,757)

Total long-term debt	$125,001

Total required long-term debt principal repayments of the affiliated debt discussed above for the remainder of 2011 and each of the subsequent years in the period ending December 31, 2015 and thereafter are as follows (in thousands):

Amount

2011	$14,257
2012	18,757
2013	18,757
2014	17,157
2015	14,357
Thereafter	60,473

Total	$143,758

Effective December 15, 2010, we entered into an additional agreement with Oiltanking Finance B.V., which provides for a maximum borrowing of $24 million, payable in semi-annual installments of $1.2 million, plus accrued interest, through December 15, 2021. The borrowings bear interest at the ten-year USD swap rate plus 2.5% per annum (3.26% at March 31, 2011). No borrowings have been made under this agreement. We expect that we will terminate this agreement, without penalty, in connection with the completion of this offering and our entry into the expected revolving line of credit with Oiltanking Finance B.V.

Upon the completion of this offering, we anticipate we will use a portion of the proceeds to repay approximately $119.5 million in borrowings from Oiltanking Finance B.V., with the following notes payable remaining outstanding (As of March 31, 2011, in thousands):

Notes	Amount

6.78% Note due 2019	$8,100
7.45% Note due 2019	6,800
7.02% Note due 2020	7,600

Total debt	$22,500

We intend to use a portion of the net proceeds from this offering to reimburse Oiltanking Finance B.V. for approximately $7.1 million of fees incurred in connection with our repayment of such indebtedness.

Certain of the debt agreements with Oiltanking Finance B.V. contain loan covenants that require us to maintain certain debt, leverage, and equity ratios and prohibit us from pledging our assets to third parties or incurring any indebtedness other than from Oiltanking Finance B.V. Specifically, the debt agreements require us to maintain (i) a Stockholders’ Equity Ratio (stockholders’ equity to non-current assets) of 30% or greater; (ii) a Debt Service Coverage Ratio (EBITDA to total debt service for such period) of 1.2 or greater; and (iii) a Leverage Ratio (liabilities for borrowings, derivative instruments and capital leases, net of subordinated loans and cash and cash equivalents, to EBITDA) of 3.75 or less. Concurrently with the completion of this offering, we expect to enter into a new $50.0 million line of credit with Oiltanking Finance B.V., which we expect will contain restrictions similar to the restrictions described in this paragraph.

Revolving Line of Credit

We have entered into a two-year, $50.0 million revolving line of credit with Oiltanking Finance B.V. The revolving line of credit is available to fund working capital and to finance acquisitions and other expansion capital expenditures. The revolving credit committed amount may be increased by $75.0 million up to a total commitment of $125.0 million with the approval of Oiltanking Finance B.V. Borrowings under the revolving line of credit bear interest at LIBOR plus a margin of 2.00% and any unused portion of the revolving line of credit is subject to a commitment fee of 0.50% per annum. We will pay an arrangement fee of $250,000 in connection with entering into the revolving line of credit. The maturity date of the revolving line of credit is June 30, 2013.

The revolving line of credit requires that we comply with three financial ratios: the ratio of unitholders’ equity to non-current assets shall not be less than 30%, the ratio of EBITDA to total debt service for a period of 12 consecutive months shall not be less than 1.2 and net financial indebtedness (as defined in the revolving line of credit) to EBITDA shall not be less than 3.75.

Transactions with Certain Officers and Directors

One of the directors of our general partner, David L. Griffis, is employed by and a shareholder of the law firm of Crain, Caton & James, P.C., a firm that has served as outside legal counsel for OTA and its affiliates for over 35 years. Fees for legal services paid to Crain, Caton & James, P.C. totaled $0.6 million, $0.9 million and $0.9 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Procedures for Review, Approval and Ratification of Transactions with Related Persons

We expect that the board of directors of our general partner will adopt policies for the review, approval and ratification of transactions with related persons. We anticipate the board will adopt a written code of business conduct and ethics, under which a director would be expected to bring to the attention of the chief executive officer or the board any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict should, at the discretion of the board in light of the circumstances, be determined by a majority of the disinterested directors.

If a conflict or potential conflict of interest arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the board in accordance with the provisions of our partnership agreement. At the discretion of the board in light of the circumstances, the resolution may be determined by the board in its entirety or by a conflicts committee meeting the definitional requirements for such a committee under our partnership agreement.

Upon our adoption of our code of business conduct, we would expect that any executive officer will be required to avoid conflicts of interest unless approved by the board of directors.

In the case of any sale of equity by us in which an owner or affiliate of an owner of our general partner participates, we anticipate that our practice will be to obtain approval of the board for the transaction. We anticipate that the board will typically delegate authority to set the specific terms to a pricing committee, consisting of the chief executive officer and one independent director. Actions by the pricing committee will require unanimous approval. Please see “Conflicts of Interest and Fiduciary Duties — Conflicts of Interest” for additional information regarding the relevant provisions of our partnership agreement.

The code of business conduct and ethics described above will be adopted in connection with the closing of this offering, and as a result the transactions described above were not reviewed according to such procedures.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including OTA, on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions taken by our general partner that, without those limitations, might constitute breaches of its fiduciary duty.

Our general partner will not be in breach of its obligations under our partnership agreement or its fiduciary duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee of our general partner, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors. In connection with a situation involving a conflict of interest, any determination by our general partner involving the resolution of the conflict of interest must be made in good faith, provided that, if our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors that it determines in good faith to be appropriate when resolving a conflict. When our partnership agreement provides that someone act in good faith, it requires that person to believe he is acting in the best interests of the partnership.

Conflicts of interest could arise in the situations described below, among others.

Our general partner’s affiliates may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner or those activities incidental to its ownership of interests in us. Except as provided in our partnership agreement, affiliates of our general partner, including OTA and other members of the Oiltanking Group, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. OTA makes investments and purchases entities in the terminaling and tank storage businesses. These investments and acquisitions may include entities or assets that we would have been interested in acquiring. Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to our general partner or any of its affiliates, including its executive officers, directors, OTA and other members of the Oiltanking Group. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Therefore, OTA and other members of the Oiltanking Group may compete with us for investment opportunities and OTA and other members of the Oiltanking Group may own an interest in entities that compete with us on an operations basis.

Our general partner and its affiliates are allowed to take into account the interests of parties other than us in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples include our general partner’s limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership.

Our partnership agreement limits the liability of and reduces the fiduciary duties owed by our general partner, and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of its fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duty. For example, our partnership agreement:

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as such decisions are made in good faith, meaning it believed that the decision was in the best interests of our partnership;

•	provides generally that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of the common unitholders must either be (1) on terms no less favorable to us than those generally provided to or available from unrelated third parties or (2) “fair and reasonable” to us, as determined by our general partner in good faith, provided that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination to be made in “good faith,” our general partner must believe that the determination is in our best interests. Please read “The Partnership Agreement — Voting Rights” for information regarding matters that require unitholder approval.

Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

The amount of cash that is available for distribution to our unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	issuance of additional units; and

•	the creation, reduction, or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Capital Expenditures” for a discussion on when a capital expenditure constitutes a maintenance capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”

In addition, our general partner may use an amount, initially equal to $30 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common and subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all of our outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may borrow funds from us, or our operating company and its operating subsidiaries.

Our general partner determines which of the costs it incurs on our behalf are reimbursable by us.

We will reimburse our general partner and its affiliates for the costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us pursuant to a services agreement with OT Services, a wholly owned subsidiary of OTA. Neither our partnership agreement nor the services agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed, but the services agreement will provide for an agreed upon maximum annual reimbursement obligation for expenses associated with certain specified selling, general and administrative services necessary to run our business that will be provided to us by OT Services. Our partnership agreement provides that our general partner will determine in good faith such other expenses that are allocable to us. The fully allocated basis charged by our general partner does not include a profit component. Please read “Certain Relationships and Related Transactions.”

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or from entering into additional contractual arrangements with any of these entities on our behalf.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts or arrangements between us, on the one hand, and our general partner and its affiliates, on the other hand, that will be in effect as of the closing of this offering, will be the result of arm’s-length negotiations. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering may not be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee of our general partner may make a determination on our behalf with respect to such arrangements.

Our general partner will determine, in good faith, the terms of any such transactions entered into after the closing of this offering.

Our general partner and its affiliates will have no obligation to permit us to use any of its or its affiliates’ facilities or assets, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner or its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if they own more than 80% of the outstanding common units.

Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner is not bound by fiduciary duty restrictions in determining whether to exercise this right. As a result, a common unitholder may be required to sell his common units at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right.”

Our general partner controls the enforcement of its and its affiliates’ obligations to us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the common unitholders in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the common unitholders, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%) for the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels related to our general partner’s incentive distribution rights. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner Interest and Incentive Distribution Rights.”

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors will have fiduciary duties to manage our general partner in a manner that is beneficial to its owners, as well as to our unitholders. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to our unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest that are not approved by a vote of common unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to, or available from, unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and the board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith. In any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standard	In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement — Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of units representing limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Cash Distribution Policy and Restrictions on Distributions.” For a description of other rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC will serve as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

Our partnership was organized in March 2011 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that without the approval of unitholders holding at least 90% of the outstanding units (including units held by our general partner and its affiliates) voting as a single class, our general partner shall not cause us to take any action that the general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of crude oil, refined petroleum products and liquified petroleum gas storage, terminaling and transportation, our general partner may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

For a discussion of our general partner’s right to contribute capital to maintain its 2.0% general partner interest if we issue additional units, please read “— Issuance of Additional Interests.”

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes;

•	after the subordination period, the approval of a majority of the common units, voting as a single class.

In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

The incentive distribution rights may be entitled to vote in certain circumstances.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “— Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “— Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “— Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to September 30, 2021 in a manner that would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to September 30, 2021. Please read “— Transfer of General Partner Interest.”

Transfer of incentive distribution rights	No approval right. Please read “— Transfer of Subordinated Units and Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval right. Please read “— Transfer of Ownership Interests in the General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•	arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine,

shall be exclusively brought in the Court of Chancery of the State of Delaware, in each case, regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.

Following the completion of this offering, we expect that our subsidiaries will conduct business in one state and we may have subsidiaries that conduct business in other states or countries in the future. Maintenance of our limited liability as owner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Upon issuance of additional partnership interests (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of common units to OTA upon expiration of the option to purchase additional common units, the issuance of partnership interests issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership interests upon conversion of outstanding partnership securities), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Our general partner’s 2.0% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The common unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, an affiliate of our general partner will own approximately 74.3% of our outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that would reduce the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction and the partnership securities to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction. If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership pursuant to the provisions of the Delaware Act; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•	neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2021 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2021, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, affiliates of our general partner will own 74.3% of our outstanding limited partner units, including all of our subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•	all subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of the general partner, will immediately and automatically convert into common units on a one-for-one basis; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and all its and its affiliates’ incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any of its general partner interest to another person prior to September 30, 2021 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may, at any time, transfer common units or subordinated units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in the General Partner

At any time, the owners of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

By transfer of subordinated units or incentive distribution rights in accordance with our partnership agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a limited partner with respect to the subordinated units or incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of subordinated units or incentive distribution rights as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Subordinated units or incentive distribution rights are securities and any transfers are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred subordinated units or incentive distribution rights.

Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove OTLP GP, LLC as our general partner or from otherwise changing our management. Please read “— Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. Please read “— Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or beneficial owners or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60, days notice. The purchase price in the event of this purchase is the greater of:

•	the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the partnership securities of such class over the 20 consecutive trading days immediately preceding the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences — Disposition of Units.”

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and

•	permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

•	permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Interests.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units, as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record common unitholders under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights

If a majority of the incentive distribution rights are held by our general partner and its affiliates, the holders of the incentive distribution rights will have no right to vote in respect of such rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights, in their capacity as such, shall be deemed to have approved any matter approved by our general partner.

If less than a majority of the incentive distribution rights are held by our general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the subordinated units, prior to the end of the subordination period, or together with the common units, thereafter, in either case as a single class, and such incentive distribution rights shall be treated in all respects as subordinated units or common units, as applicable, when sending notices of a meeting of our limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The relative voting power of the holders of the incentive distribution rights and the subordinated units or common units, depending on which class the holders of incentive distribution rights are voting with, will be set in the same proportion as cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of units for such four quarters.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under ‘‘— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of our partnership, our subsidiaries, our general partner, any departing general partner or any of their affiliates;

•	any person who is or was serving as a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiaries;

•	any person who controls our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments they make on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. Neither the partnership agreement nor the services agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed, but the services agreement will provide for an agreed upon maximum annual reimbursement obligation for expenses associated with certain specified selling, general and administrative services necessary to run our business. For more information on the services agreement, please read “Certain Relationships and Related Transactions — Agreements with Affiliates in Connection with the Transactions — Services Agreement.” These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 105 days after the close of each fiscal year, an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder with information reasonably required for U.S. federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his U.S. federal and state tax liability and in filing his U.S. federal and state income tax returns, regardless of whether he supplies us with the necessary information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each record holder;

•	copies of our partnership agreement, our certificate of limited partnership and related amendments and any powers of attorney under which they have been executed;

•	information regarding the status of our business and our financial condition; and

•	any other information regarding our affairs as our general partner determines is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests, could damage us or our business or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

In addition, in connection with this offering, we expect to enter into a registration rights agreement with OTA. Pursuant to the registration rights agreement, we will be required to file a registration statement to register the common units and subordinated units issued to OTA and the common units issuable upon the conversion of the subordinated units upon request of OTA. In addition, the registration rights agreement gives OTA piggyback registration rights under certain circumstances. The registration rights agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates of OTA and, in certain circumstances, to third parties. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, OTA will own, directly or indirectly, an aggregate of 9,449,901 common units and 19,449,901 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. Once we have been a reporting company for at least 90 days, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the common units proposed to be sold for at least six months, would be entitled to sell without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, such person would be entitled to freely sell those common units without regard to any of the requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Interests.”

Under our partnership agreement and the registration rights agreement that we expect to enter into, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement and the registration rights agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

The executive officers and directors of our general partner and OTA have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective unitholders. To the extent this section discusses federal income taxes, that discussion is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below. Unless the context otherwise requires, references in this section to “we” or “us” are references to the partnership and its subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), whose functional currencies are the U.S. dollar and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships, entities treated as partnerships for federal income tax purposes, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, because each unitholder may have unique circumstances beyond the scope of the discussion herein, we encourage each unitholder to consult such unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences that are particular to that unitholder resulting from ownership or disposition of its units.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for our units and the prices at which such units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions, which might be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Units — Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for federal income tax purposes and, therefore, generally will not be liable for federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if no cash distributions are made to the unitholder. Distributions by us to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed to a unitholder exceeds the unitholder’s adjusted tax basis in its units.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes (i) income and gains derived from the refining, transportation, storage, processing and marketing of crude oil, natural gas and products thereof, (ii) interest (other than from a financial business), (iii) dividends, (iv) gains from the sale of real property and (v) gains from the sale or other disposition of capital assets held for the production of qualifying income. We estimate that approximately 8% of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a) Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b) For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to our unitholders in liquidation of their units. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Accordingly, our taxation as a corporation would materially reduce our cash distributions to unitholders and thus would likely substantially reduce the value of our units. In addition, any distribution made to a unitholder would be treated as (i) a taxable dividend income to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in our units, and thereafter (iii) taxable capital gain.

The remainder of this discussion assumes that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of short sales, please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “— Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, and aside from any taxes paid by our corporate operating subsidiary, we will not pay any federal income tax. Rather, each unitholder will be required to report on its income tax return its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2014, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	the earnings from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount it paid for those units plus its initial share of our liabilities. That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions to it, by its share of our losses, any decreases in its share of our nonrecourse liabilities and its share of our expenditures that are neither deductible nor required to be capitalized.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder will recognize gain taxable in the manner described below under “— Disposition of Units.”

Any reduction in a unitholder’s share of our “nonrecourse liabilities” (liabilities for which no partner bears the economic risk of loss) will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease the unitholder’s share of our nonrecourse liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for an allocable portion of the non-pro rata distribution. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

The deduction by a unitholder of its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its units, and (ii) in the case of a unitholder who is an individual, estate, trust or corporation (if more than 50% of the corporation’s stock is owned directly or indirectly by or for five or fewer individuals or a specific type of tax exempt organization), the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment.

A unitholder subject to the basis and at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions as a result of a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used.

In addition to the basis and at risk limitations, passive activity loss limitations generally limit the deductibility of losses incurred by individuals, estates, trusts, some closely held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of all of its units in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Such term generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, we are authorized to pay those taxes and treat the payment as a distribution of cash to the relevant unitholder or general partner. Where the relevant unitholder’s identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and our unitholders in accordance with their percentage interests in us. If we have a net loss, our items of income, gain, loss and deduction will be allocated first among the general partner and our unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and thereafter to our general partner. At any time that distributions are made to the common units and not to the subordinated units, or that incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of such distributions.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, generally must have “substantial economic effect” as determined under Treasury Regulations. If an allocation does not have substantially economic effect, it will be reallocated to our unitholders the basis of their interests in us, which will be determined by taking into account all the facts and circumstances, including:

•	our partners’ relative contributions to us;

•	the interests of all of our partners in our profits and losses;

•	the interest of all of our partners in our cash flow; and

•	the rights of all of our partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in ‘‘— Section 754 Election” and “— Disposition of Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will substantial economic effect.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the unitholder, and (ii) any cash distributions received by the unitholder as to those units would be fully taxable, possibly as ordinary income.

Due to lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose units are loaned to a short seller to cover a short sale of our units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “— Disposition of Units — Recognition of Gain or Loss.”

Alternative Minimum Tax

If a unitholder is subject to federal alternative minimum tax, such tax will apply to such unitholder’s distributive share of any items of our income, gain, loss or deduction. The current alternative minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors with respect to the impact of an investment in our units on their alternative minimum tax liability.

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 35% and 15%, respectively. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

A 3.8% Medicare tax on certain investment income earned by individuals, estates, and trusts will apply for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse) or $200,000 (if the unitholder is unmarried). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchased units under Section 743(b) of the Code to reflect the unit purchase price. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase. The Section 743(b) adjustment does not apply to a person who purchases units directly from us. For purposes of this discussion, a unitholder’s basis in our assets will be considered to have two components: (1) its share of the tax basis in our assets as to all unitholders (“common basis”) and (2) its Section 743(b) adjustment to that tax basis (which may be positive or negative).

Under Treasury Regulations, a Section 743(b) adjustment attributable to property depreciable under Section 168 of the Code, such as our storage assets, may be amortizable over the remaining cost recovery period for such property, while a Section 743(b) adjustment attributable to properties subject to depreciation under Section 167 of the Code, must be amortized straight-line or using the 150% declining balance method. As a result, if we owned any assets subject to depreciation under Section 167 of the Code, the amortization rates could give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing from other unitholders.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with these or any other Treasury Regulations. Please read “— Uniformity of Units.” Consistent with this authority, we intend to treat properties depreciable under Section 167, if any, in the same manner as properties depreciable under Section 168 for this purpose. These positions are consistent with the methods employed by other publicly traded partnerships but are inconsistent with the existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach.

The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Units — Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Units — Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our partners holding interests in us prior to this offering. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Units — Recognition of Gain or Loss.”

The costs we incurred in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis for the units sold. A unitholder’s amount realized will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities with respect to such units.

Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, primarily depreciation recapture. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferee

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have terminated our partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure the IRS may allow, among other things, a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6), which is not anticipated to apply to a material portion of our assets. Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to validity of such filing positions.

A unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Units — Recognition of Gain or Loss” above and “— Tax Consequences of Unit Ownership — Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisor before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of their ownership of our units. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

Neither we, nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible, and such a contention could negatively affect the value of the units. The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of its own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to its returns.

Partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) a statement regarding whether the beneficial owner is:

(a) a non-U.S. person;

(b) a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(3) the amount and description of units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2) as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the relevant facts on their returns. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). The penalty is increased to 40% in the event of a gross valuation misstatement. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly our unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single tax year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly our unitholders’ tax return) would be audited by the IRS. Please read “— Administrative Matters — Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our unitholders may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Administrative Matters — Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, unitholders will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which the unitholder is a resident. We currently conduct business or own property only in Texas, which imposes an income tax on corporations and other entities but does not impose a personal income tax. Moreover, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of its investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, or non-U.S. tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all tax returns that may be required of it.

INVESTMENT IN OILTANKING PARTNERS, L.P. BY
EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences — Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan or IRA.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(1) the equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(2) the entity is an “operating company” — i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, and IRAs that are subject to ERISA or Section 4975 of the Internal Revenue Code.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

Citigroup Global Markets Inc., Barclays Capital Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Number of
Common
Underwriter	Units

Citigroup Global Markets Inc.
Barclays Capital Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Raymond James & Associates, Inc.
Deutsche Bank Securities Inc.
Stifel, Nicolaus & Company, Incorporated

Total	10,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the over-allotment option described below) if they purchase any of the common units.

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $      per common unit. If all the common units are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more common units than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,500,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

We, our general partner, certain of our general partner’s officers and directors and our affiliates, including OTA and its officers and directors have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citi, dispose of or hedge any common units or any securities convertible into or exchangeable for our common units. Citi in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Citi has no present intent or arrangement to release any of the securities that would be subject to these lock-up agreements. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

At our request, the underwriters have reserved up to 5.0% of the common units for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed unit program. The number of common units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. Except for certain of our officers and directors who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each employee buying common units through the directed unit program has agreed that, for a period of 25 days from the date of this prospectus, he or she will not, without the prior written consent of Citi, dispose of or hedge any common units or any securities convertible into or exchangeable for our common stock with respect to common units purchased in the program. Non-employees buying common units through the directed unit program will be subject to a 180-day lock-up agreement. Citi in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Any directed units not purchased will be offered by the underwriters to the general public on the same basis as all other common units offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed units.

Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

We have been approved to list our common units on the NYSE, subject to official notice of issuance, under the symbol “OILT.”

The following table shows the underwriting discounts and commission that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by Oiltanking Partners, L.P.
	No Exercise	Full Exercise

Per common unit	$	$
Total	$	$

We will pay Citigroup Global Markets Inc. a structuring fee equal to 0.4% of the gross proceeds of this offering for the evaluation, analysis and structuring of our partnership.

In connection with the offering, the underwriters may purchase and sell common units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of common units than they are required to purchase in the offering.

•	“Covered” short sales are sales of common units in an amount up to the number of common units represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of common units in an amount in excess of the number of common units represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of common units either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•	To close a naked short position, the underwriters must purchase common units in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase common units in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of common units to close the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option.

•	Stabilizing transactions involve bids to purchase common units so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

A prospectus in electronic format may be made available on the Internet site or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. The representatives will allocate common units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriters or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

We estimate that the expenses of the offering, not including the underwriting discount, will be approximately $     , all of which will be paid by us.

Certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking, investment banking and advisory services for us, OTA and our respective affiliates from time to time in the ordinary course of their business for which they have received customary fees and reimbursement of expenses.

Because the Financial Industry Regulatory Authority, Inc., or FINRA, views the common units offered hereby as interests in a direct participation program, there is no conflict of interest between us and the underwriters under Rule 5121 of the FINRA Rules and the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

We, our general partner and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognized collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i) if we are a CIS and is marketed by a person who is an authorized person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling with Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii) otherwise, if marketed by a person who is not an authorized person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii) in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). Our common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering of our common units does not constitute an offer to buy or the solicitation or an offer to sell the common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

VALIDITY OF OUR COMMON UNITS

The validity of our common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The financial statements of Oiltanking Predecessor as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 included in this prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Oiltanking Partners, L.P. as of March 14, 2011 (date of inception) included in this prospectus has been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and our common units offered in this prospectus, we refer you to the registration statement and the exhibits and schedule filed as part of the registration statement. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website address on the Internet will be www.oiltankingpartners.com, and we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	changes in general economic conditions;

•	competitive conditions in our industry;

•	changes in the long-term supply and demand of crude oil, refined petroleum products and liquified petroleum gas in the markets in which we operate;

•	actions taken by our customers, competitors, and third party operators;

•	changes in the availability and cost of capital;

•	operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	the effects of existing and future laws and governmental regulations;

•	the effects of future litigation; and

•	certain factors discussed elsewhere in this prospectus.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

OILTANKING PARTNERS, L.P.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

INTRODUCTION

In connection with the closing of this offering, Oiltanking Holding Americas, Inc. (“OTA”) will contribute all of the outstanding equity interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. (collectively “Oiltanking Predecessor”) to Oiltanking Partners, L.P., a newly formed Delaware limited partnership (the “Partnership”).

The accompanying unaudited pro forma condensed combined financial statements give pro forma effect to:

•	the contribution by OTA of its partnership interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to us;

•	the issuance by us to OTA of 9,449,901 common units and 19,449,901 subordinated units;

•	the issuance by us to our general partner of a 2.0% general partner interest in us and incentive distribution rights;

•	the issuance by us to the public of 10,000,000 common units and the application of proceeds therefrom;

•	the change in sponsor of the postretirement benefit plan and a deferred compensation plan from Oiltanking Houston, L.P. to OTA;

•	the elimination of certain assets not contributed by us;

•	the change in tax status of Oiltanking Houston, L.P. to a non-taxable entity; and

•	the elimination of historical interest expense associated with the repayment of intercompany indebtedness to Oiltanking Finance B.V. in the amount of approximately $119.5 million from the net proceeds of the offering.

The unaudited pro forma condensed combined balance sheet assumes the events listed above occurred as of March 31, 2011. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2010 and the three months ended March 31, 2011 assume the events listed above occurred as of January 1, 2010. All of the assets, liabilities and operations of Oiltanking Predecessor contributed to Oiltanking Partners, L.P. will be recorded retroactively as a reorganization of entities under common control.

The unaudited pro forma condensed combined financial statements have been prepared on the basis that Oiltanking Partners, L.P. will be treated as a partnership for federal tax purposes.

The accompanying unaudited pro forma condensed combined financial statements of Oiltanking Partners, L.P. should be read together with the historical combined financial statements of Oiltanking Predecessor included elsewhere in this prospectus. The accompanying unaudited pro forma condensed combined financial statements of Oiltanking Partners, L.P. were derived by making certain adjustments to the historical combined financial statements of Oiltanking Predecessor. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual effects of the events may differ from the pro forma adjustments. However, management believes the assumptions utilized to prepare the pro forma adjustments provide a reasonable basis for presenting the significant effects of the formation, offering, and related events as currently contemplated and that the unaudited pro forma adjustments are factually supportable and give appropriate effect to the expected impact of events that are directly attributable to the formation and offering.

The unaudited pro forma condensed combined financial statements of Oiltanking Partners, L.P., are not necessarily indicative of the results that actually would have occurred if Oiltanking Partners, L.P., had completed the offering on the dates indicated or which could be achieved in the future because they do not reflect all of the operating expenses that Oiltanking Partners, L.P. expects to incur in the future.

OILTANKING PARTNERS, L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2011

		Pro Forma
	Historical	Adjustments		Pro Forma
	(In thousands)

ASSETS
Current assets
Cash and cash equivalents	$6,883	$183,000	B	$26,650
		(33,000	)B(i)
		(119,458	)B(ii)
		(7,100	)B(iii)
		475	B
		(250	)E
		(3,900	)F
Receivables:
Trade	5,929	(3,900	)F	2,029
Affiliates	5,934	—		5,934
Other	89	—		89
Note receivable, affiliate	12,903	(12,903	)F	—
Prepaid expenses and other	742	—		742
Deferred tax assets	625	(625	)D	—

Total current assets	33,105	2,339		35,444
Property, plant and equipment, less accumulated depreciation	265,950	(6,378	)F	259,572
Other assets	5,915	250	E	871
		(3,968	)C
		(1,326	)B

Total Assets	$304,970	$(9,083)		$295,887

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable and accrued expenses	$10,538	$(851	)B	$8,941
		(85	)C
		(661	)C
Current maturities of long-term debt, affiliates	18,757	(16,257	)B(ii)	2,500

Accounts payable, affiliates	830	—		830
Federal income taxes due to parent	179	—		179

Total current liabilities	30,304	(17,854)		12,450
Long-term debt, affiliates, less current maturities	125,001	(103,201	)B(ii)	21,800
Deferred compensation	3,330	(3,330	)C	—
Accumulated postretirement benefit obligation	8,364	(8,364	)C	—
Deferred revenue	3,215	—		3,215
Deferred income taxes	23,069	(23,069	)D	—

Total liabilities	193,283	(155,818)		37,465

Partners’ capital
Partners’ capital	111,687	(75,422	)A	—
		(33,000	)B(i)
		(7,100	)B(iii)
		8,449	C
		22,444	D
		(6,378	)F
		(20,703	)F
		23	C
Held by public:
Common units		183,000	B	183,000
Held by general partner and affiliates:
Common units		24,003	A	24,003
Subordinated units		49,403	A	49,403
General partner interest		2,016	A	2,016

Total partners’ capital	111,687	146,735		258,422

Total Liabilities and Partners’ Capital	$304,970	$(9,083)		$295,887

The accompanying notes are an integral part of these Pro Forma Condensed Combined Financial Statements.

OILTANKING PARTNERS, L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

		Pro Forma
	Historical	Adjustments		Pro Forma
	(In thousands, except unit and
	per unit amounts)

Revenues	$116,450	$—		$116,450

Operating costs and expenses:
Operating	32,415	—		32,415
Depreciation and amortization	15,579	(573	)G	15,006
Selling, general and administrative	15,775	(1,265	)K	14,265

		(245	)K
Gain on disposal of fixed assets	(339)	—		(339)
Gain on property casualty indemnification	(4,688)	—		(4,688)
Loss on impairment of assets	46	—		46

Total Operating Costs and Expenses	58,788	(2,083)		56,705

Operating Income	57,662	2,083		59,745

Other income (expense):
Interest expense	(9,538)	7,678	H	(2,235)
		(375	)I
Interest income	74	—		74
Other income	1,100	(163	)K	937

Total Other Expense, Net	(8,364)	7,140		(1,224)

Income Before Income Tax Expense	49,298	9,223		58,521

Income Tax Expense
Current	7,527	(7,336	)J	191
Deferred	3,956	(3,956	)J	—

Total Income Tax Expense	11,483	(11,292)		191

Net Income	$37,815	$20,515		$58,330

General partner interest in net income				$1,167
Common unitholders’ interest in net income				$27,610
Subordinated unitholders’ interest in net income				$29,553
Net income per common unit (basic and diluted)				$1.52
Net income per subordinated unit (basic and diluted)				$1.52
Weighted-average number of limited partners’ units outstanding
Common units				18,171,212
Subordinated units				19,449,901

The accompanying notes are an integral part of these Pro Forma Condensed Combined Financial Statements.

OILTANKING PARTNERS, L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2011

		Pro Forma
	Historical	Adjustments		Pro Forma
	(In thousands, except unit and
	per unit amounts)

Revenues	$29,955	$—		$29,955

Operating costs and expenses:
Operating	8,424	—		8,424
Depreciation and amortization	3,875	(131	)G	3,744
Selling, general and administrative	4,792	(443	)K	4,217
		(132	)K
Loss on disposal of fixed assets	544	—		544
Gain on property casualty indemnification	(247)	—		(247)

Total Operating Costs and Expenses	17,388	(706)		16,682

Operating Income	12,567	706		13,273

Other income (expense):
Interest expense	(2,279)	1,803	H	(570)
		(94	)I
Interest income	15	—		15
Other income	96	(13	)K	83

Total Other Expense, Net	(2,168)	1,696		(472)

Income Before Income Tax Expense	10,399	2,402		12,801

Income tax expense (benefit)
Current	3,214	(3,144	)J	70
Deferred	(435)	435	J	—

Total Income Tax Expense	2,779	(2,709)		70

Net Income	$7,620	$5,111		$12,731

General partner interest in net income				$255
Common unitholders’ interest in net income				$6,026
Subordinated unitholders’ interest in net income				$6,450
Net income per common unit (basic and diluted)				$0.33
Net income per subordinated unit (basic and diluted)				$0.33
Weighted-average number of limited partners’ units outstanding
Common units				18,171,212
Subordinated units				19,449,901

The accompanying notes are an integral part of these Pro Forma Condensed Combined Financial Statements.

OILTANKING PARTNERS, L.P.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS

1.	Basis of Presentation

The unaudited pro forma condensed combined balance sheet of Oiltanking Partners, L.P. (“Oiltanking Partners”) as of March 31, 2011, and the related unaudited pro forma condensed combined statements of income for the year ended December 31, 2010 and the three months ended March 31, 2011 are derived from the historical combined financial statements of Oiltanking Predecessor included elsewhere in the prospectus.

The unaudited pro forma condensed combined financial statements reflect the contribution by OTA of Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. to Oiltanking Partners as well as the other transactions discussed in Notes 2 and 3. As the contribution of Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. will be a reorganization of entities under common control, the pro forma condensed combined financial statements reflect the historical carrying amount of the net assets of Oiltanking Predecessor.

The pro forma adjustments included herein assume no exercise of underwriters’ option to purchase additional common units. If and to the extent the underwriters exercise their option to purchase 1,500,000 additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to OTA for no consideration other than OTA’s contribution of assets to us in connection with the closing of this offering. If the underwriters exercise their option to purchase 1,500,000 additional common units in full, the additional net proceeds would be approximately $28.1 million (based upon the midpoint of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to make a distribution to OTA. If the underwriters do not exercise their option to purchase 1,500,000 additional common units, we will issue 1,500,000 common units to OTA upon the option’s expiration for no additional consideration.

Upon completion of this offering, Oiltanking Partners anticipates incurring incremental general and administrative expenses related to operating as a public entity (e.g., additional cost of tax return preparation, directors’ and officers’ insurance, annual and quarterly reports to unitholders, stock exchange listing fees and registrar and transfer agent fees) in an annual amount of approximately $3 million. The unaudited pro forma condensed combined financial statements do not reflect these incremental external general and administrative expenses. In addition, the unaudited pro forma condensed combined financial statements do not give pro forma effect to $1.8 million of incremental selling, general and administrative expenses that Oiltanking Partners expects to incur as a result of $3.8 million of additional administrative personnel and other costs to support its business and growth, partially offset by expense reductions of $2.0 million Oiltanking Partners expects in connection with transferring a substantial portion of its administrative functions to Oiltanking Partners’ general partner and its affiliates.

2.	Pro Forma Balance Sheet Adjustments

The following adjustments to the pro forma condensed combined balance sheet assume the following transactions occurred on March 31, 2011:

A. Reflects the contribution by OTA Holdings of its ownership of Oiltanking Predecessor in exchange for:

(i) $24.0 million for 9,449,901 common units of Oiltanking Partners (7,949,901 common units if the underwriters exercise their option to purchase 1,500,000 additional common units in full);

(ii) $49.4 million for 19,449,901 subordinated units of Oiltanking Partners; and

(iii) $2.0 million for the 2% general partner interest of Oiltanking Partners.

B. Reflects the estimated net proceeds to the Partnership of $183.0 million from the issuance of           common units at an assumed initial public offering price of $20.00 per common unit, net of underwriters’ discounts

OILTANKING PARTNERS, L.P.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

and commissions and offering expenses of approximately $17.0 million, of which $1.3 million was capitalized as of March 31, 2011. Oiltanking Partners will use the net proceeds of $183.0 million as follows:

(i) to make a $33.0 million distribution to OTA;

(ii) to repay borrowings of $119.5 million;

(iii) to reimburse Oiltanking Finance B.V. for approximately $7.1 million of fees incurred in connection with the repayment of borrowings described in B(ii) above; and

(iv) to provide the Partnership with working capital of $23.4 million.

C. Oiltanking Predecessor historically sponsored a non-pension postretirement benefit plan for the employees of all entities owned by OTA and a deferred compensation plan for certain employees of Oiltanking Predecessor. In connection with the offering, the postretirement benefit and deferred compensation plans and obligations will be transferred to and assumed by OTA, and certain assets to be used to fund the deferred compensation plan obligations will be transferred to OTA. This adjustment reflects the elimination of the accumulated projected benefit obligation related to the postretirement benefit plan resulting from the change in plan sponsor as if Oiltanking Partners historically was participating in a multiemployer benefit plan. It also eliminates the deferred compensation plan obligations and the assets to be used to fund those obligations.

D. Reflects the change in the tax status whereby Oiltanking Partners will not be subject to federal or state income taxes except for Texas margin tax. Upon the change in tax status, Oiltanking Partners will recognize a non-recurring gain related to the elimination of the deferred tax positions. Given the non-recurring nature of the tax adjustment, this adjustment has not been reflected in the accompanying pro forma condensed combined statement of income.

E. Represents the capitalization of a $0.25 million arrangement fee as debt issuance cost incurred to establish the credit new facility.

F. Reflects an adjustment to remove certain assets that will not be contributed to Oiltanking Partners.

3.	Pro Forma Statements of Income Adjustments

The following adjustments to the condensed combined pro forma statement of income assume the above-noted transactions occurred as of January 1, 2010:

G. Reflects the elimination of depreciation expense related to the assets that will not be contributed to Oiltanking Partners as described above in adjustment F.

H. Reflects the elimination of interest expense relating to the previous indebtedness repaid as described (B)(ii) above.

I. Reflects the inclusion of a commitment fee of $0.25 million related to the unused balance under the $50 million maximum availability using a fee of 0.5% applicable to such unused balances and amortization of $0.13 million associated with the capitalized arrangement fee, as described above in adjustment E, recognized over the two-year term of the credit facility.

J. Oiltanking Houston, L.P. historically has elected to be taxed as a corporation, and the historical combined financial statements of Oiltanking Predecessor include U.S. federal and state income tax expenses that Oiltanking Houston, L.P. historically has recorded as if it filed a separate tax return. Due to our status as a partnership, we will not be subject to U.S. federal income tax and certain state income taxes in the future. This adjustment reflects the change in the tax status whereby Oiltanking Partners will not be subject to federal or state income taxes except for Texas margin tax.

K. This adjustment reflects the reduction in the net periodic benefit cost related to the postretirement benefit plan discussed in Note C, resulting from the change in plan sponsor, as if Oiltanking Partners historically had

OILTANKING PARTNERS, L.P.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

participated in a multiemployer benefit plan. This adjustment also eliminates the market gains/losses associated with Oiltanking Predecessor’s deferred compensation plan.

4.	Pro Forma Net Earnings per Unit

Pro forma net income per unit is determined by dividing the pro forma net earnings available to common and subordinated unitholders of Oiltanking Partners by the number of common and subordinated units to be issued to OTA in exchange for all of the outstanding equity interests in Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. plus the number of common units expected to be sold to fund the distribution and debt repayment. For purposes of this calculation, the number of common and subordinated units outstanding was assumed to be 18,171,212 units and 19,449,901 units, respectively. If the underwriters exercise their option to purchase additional common units in full, the total number of common units outstanding on a pro forma basis will not change. If the incentive distribution rights to be issued to our general partner had been outstanding from January 1, 2010, then based on the amount of pro forma net income for the year ended December 31, 2010 and the three months ended March 31, 2011, no distribution to our general partner would have been made. Accordingly, no effect has been given to the incentive distribution rights in computing pro forma earnings per common unit for the year ended December 31, 2010 or the three months ended March 31, 2011.

All units were assumed to have been outstanding since the beginning of the periods presented. Basic and diluted pro forma net earnings per unit are the same, as there are no potentially dilutive units expected to be outstanding at the closing of the offering.

Report of Independent Registered Public Accounting Firm

Board of Directors and Partners
Oiltanking Partners, L.P.

We have audited the accompanying balance sheet of Oiltanking Partners, L.P. as of March 14, 2011 (date of inception). This balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Oiltanking Partners, L.P. at March 14, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/  BDO USA, LLP

Houston, Texas
March 28, 2011

OILTANKING PARTNERS, L.P.

BALANCE SHEET AS OF MARCH 14, 2011

Assets	$—

Total Assets	$—

Partners’ Equity
Limited Partner’s Equity	$980
General Partner’s Equity	20
Receivables from Partners	(1,000)

Total Partners’ Equity	$—

The accompanying notes are an integral part of this balance sheet.

OILTANKING PARTNERS, L.P.

NOTES TO THE BALANCE SHEET

1.	Nature of Operations

Oiltanking Partners, L.P. (the “Partnership”) is a Delaware limited partnership formed on March 14, 2011. The Partnership was formed to engage in the terminaling, storage and transportation of crude oil, refined petroleum products and liquefied petroleum gas.

Oiltanking Holding Americas, Inc. has committed to contribute $980 to the Partnership in exchange for a 98% limited partner interest and OTLP GP, LLC has committed to contribute $20 in exchange for a 2% general partner interest. These contributions receivable are reflected as a reduction to equity in accordance with generally accepted accounting principles. The accompanying financial statements reflect the financial position of the Partnership immediately subsequent to this initial capitalization. There have been no other transactions involving the Partnership as of March 14, 2011. OTLP GP, LLC will serve as the general partner of the Partnership.

2.	Subsequent Events

Management of the Partnership evaluated subsequent events through March 28, 2011, which is the date the balance sheet was available to be issued.

Report of Independent Registered Public Accounting Firm

Board of Directors and Partners
Oiltanking Houston, L.P. and
Oiltanking Beaumont Partners, L.P.
Houston, Texas

We have audited the accompanying combined balance sheets of Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. as of December 31, 2009 and 2010 and the related combined statements of income and comprehensive income, partners’ capital and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Partnerships’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnerships are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnerships’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Oiltanking Houston, L.P. and Oiltanking Beaumont Partners, L.P. at December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/  BDO USA, LLP

Houston, Texas
March 28, 2011

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(WHOLLY OWNED SUBSIDIARIES OF OILTANKING HOLDING AMERICAS, INC.)

COMBINED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2010

	2009	2010
	(In thousands)

ASSETS
Current Assets
Cash and cash equivalents	$5,856	$8,746
Receivables:
Trade	5,195	7,573
Affiliates (Note 3)	10,406	5,708
Refundable federal income taxes due from parent (Note 3)	5,785	2,964
Other	2,364	466
Note receivable, affiliate (Note 3)	—	12,903
Prepaid expenses and other	685	1,584
Deferred tax assets (Notes 3 and 7)	339	349

Total current assets	30,630	40,293
Property, plant and equipment, less accumulated depreciation (Note 4)	268,057	265,616
Other assets (Note 5)	4,813	4,560

Total Assets	$303,500	$310,469

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable and accrued expenses (Notes 3 and 6)	$14,027	$16,940
Current maturities of long-term debt, affiliates (Note 3)	22,057	18,757
Accounts payable, affiliates (Note 3)	4,395	3,706

Total current liabilities	40,479	39,403
Long-term debt, affiliates, less current maturities (Note 3)	142,158	129,501
Deferred compensation (Note 8)	3,103	3,033
Accumulated postretirement benefit obligation (Note 10)	6,448	7,952
Deferred revenue (Note 11)	1,886	3,314
Deferred income taxes (Notes 3 and 7)	19,330	23,217

Total liabilities	213,404	206,420
Commitments and contingencies (Note 17)
Partners’ capital
Limited partners’ interest	90,636	104,595
General partners’ interest	915	1,056
Accumulated other comprehensive loss	(1,455)	(1,602)

Total partners’ capital	90,096	104,049

Total Liabilities and Partners’ Capital	$303,500	$310,469

The accompanying notes are an integral part of these combined financial statements.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(WHOLLY OWNED SUBSIDIARIES OF OILTANKING HOLDING AMERICAS, INC.)

COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	2008	2009	2010
	(In thousands)

Revenues (Note 3)	$79,112	$100,840	$116,450

Operating costs and expenses:
Operating	29,437	29,158	32,415
Depreciation and amortization	12,854	14,191	15,579
Selling, general and administrative (Note 3)	9,709	13,830	15,775
(Gain) loss on disposal of fixed assets	(4)	96	(339)
Gain on property casualty indemnification	—	—	(4,688)
Loss on impairment of assets	213	155	46

Total Operating Costs and Expenses	52,209	57,430	58,788

Operating Income	26,903	43,410	57,662

Other income (expense):
Interest expense (Notes 3 and 12)	(7,356)	(8,401)	(9,538)
Interest income (Note 3)	116	98	74
Other income (expense) (Note 13)	(912)	491	1,100

Total Other Expense, Net	(8,152)	(7,812)	(8,364)

Income Before Income Tax Expense	18,751	35,598	49,298

Income tax expense (Notes 3 and 7):
Current	3,202	5,579	7,527
Deferred	2,964	4,903	3,956

Total Income Tax Expense	6,166	10,482	11,483

Net Income	12,585	25,116	37,815
Postretirement benefit plan adjustment, net of $88, $59, and $79 tax benefit, respectively	(164)	(111)	(147)

Total Comprehensive Income	$12,421	$25,005	$37,668

The accompanying notes are an integral part of these combined financial statements.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(WHOLLY OWNED SUBSIDIARIES OF OILTANKING HOLDING AMERICAS, INC.)

COMBINED STATEMENTS OF PARTNERS’ CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2008, 2008 AND 2010

			Accumulated
	Limited	General	Other
	Partners’	Partners’	Comprehensive
	Interest	Interest	Loss	Total
	(In thousands)

Balance, December 31, 2007	$57,435	$580	$(1,180)	$56,835
Postretirement benefit plan adjustment, net of $88 tax benefit	—	—	(164)	(164)
Distributions to partners	(262)	(3)		(265)
Net income	12,459	126	—	12,585

Balance, December 31, 2008	69,632	703	(1,344)	68,991
Postretirement benefit plan adjustment, net of $59 tax benefit	—	—	(111)	(111)
Distributions to partners	(21,780)	(220)	—	(22,000)
Partners’ cash contributions	17,919	181	—	18,100
Net income	24,865	251	—	25,116

Balance, December 31, 2009	90,636	915	(1,455)	90,096
Postretirement benefit plan adjustment, net of $79 tax benefit	—	—	(147)	(147)
Distributions declared to partners, $23,737 distributed	(25,480)	(257)	—	(25,737)
Partner’s non-cash contribution — land	2,002	20	—	2,022
Net income	37,437	378	—	37,815

Balance, December 31, 2010	$104,595	$1,056	$(1,602)	$104,049

The accompanying notes are an integral part of these combined financial statements.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(WHOLLY OWNED SUBSIDIARIES OF OILTANKING HOLDING AMERICAS, INC.)

COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	2008	2009	2010
	(In thousands)

Cash Flows From Operating Activities:
Net income	$12,585	$25,116	$37,815
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	12,854	14,191	15,579
Deferred income taxes	2,964	4,903	3,956
Postretirement net periodic benefit cost	1,104	1,219	1,265
Impairment of assets	213	155	46
Unrealized appreciation of investment in mutual funds	—	—	(124)
(Increase) decrease in cash surrender value of life insurance policies	1,092	(471)	(39)
(Gain) loss on disposal of fixed assets	(4)	96	(339)
Gain on property casualty indemnification	—	—	(4,688)
Changes in assets and liabilities:
Trade and other receivables	(226)	(990)	(1,409)
Refundable income taxes	(4,272)	(1,242)	2,821
Prepaid expenses and other assets	(115)	1,129	(498)
Accounts receivable/payable, affiliates	1,366	(8,642)	2,009
Accounts payable and accrued expenses	949	(3,459)	2,638
Deferred compensation	(1,333)	402	6
Deferred revenue	(155)	(154)	1,640

Net cash provided by operating activities	27,022	32,253	60,678

Cash Flows From Investing Activities:
Issuance of notes receivable	—	—	(51,500)
Collections of notes receivable	—	—	26,500
Payments for purchase of property, plant and equipment	(64,468)	(34,479)	(11,167)
Proceeds from sale of property, plant and equipment	33	10	359
Proceeds from property casualty indemnification	—	—	5,617
Proceeds from surrender of life insurance policies	—	—	2,525
Payments for purchase of mutual funds	—	—	(2,525)

Net cash used in investing activities	(64,435)	(34,469)	(30,191)

Cash Flows From Financing Activities:
Borrowings under notes payable, affiliates	151,000	28,000	6,000
Payments under notes payable, affiliates	(105,177)	(20,857)	(19,860)
Payments on long term debt	(6,000)	—	—
Contributions from partners	—	18,100	—
Distributions to partners	(265)	(22,000)	(13,737)

Net cash provided by (used in) financing activities	39,558	3,243	(27,597)

Net increase in cash and cash equivalents	2,145	1,027	2,890
Cash and cash equivalents at beginning of year	2,684	4,829	5,856

Cash and cash equivalents at end of year	$4,829	$5,856	$8,746

The accompanying notes are an integral part of these combined financial statements.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
(In thousands)

1.	Business and Basis of Presentation

The accompanying combined financial statements and related notes present the accounts of Oiltanking Houston, L.P. (“OTH”) and Oiltanking Beaumont Partners, L.P. (“OTB”) (combined, the “Partnerships”), which are wholly owned subsidiaries of Oiltanking Holding Americas, Inc. (“OTA”). OTA is a wholly owned subsidiary of Oiltanking GmbH. The Partnerships are engaged primarily in the storage, terminaling and transportation of crude oil and petroleum products in the Houston and Beaumont, Texas areas. The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All significant transactions and balances between OTH and OTB have been eliminated in combination.

At December 31, 2009 and 2010, partners’ capital for OTH and OTB is as follows:

	2009		2010

	OTB	OTH	OTB	OTH

Limited partners’ interest	$43,820	$46,816	$55,993	$48,602
General partner’s interest	443	472	566	490
Accumulated other comprehensive loss	—	(1,455)	—	(1,602)

	$44,263	$45,833	$56,559	$47,490

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Partnerships’ financial statements in conformity with GAAP requires management to make extensive use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. The Partnerships base their estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. While the Partnerships believe that the estimates and assumptions used in the preparation of the combined financial statements are appropriate, actual results could differ from those estimates.

Revenue Recognition

The Partnerships provide integrated storage, throughput and ancillary services for third-party companies engaged in the production, distribution and marketing of crude oil, refined petroleum products and liquified petroleum gas. The Partnerships generate revenues through the provision of fee-based services to their customers under a combination of multi-year and month-to-month agreements. Certain agreements contain “take-or-pay” provisions whereby the Partnerships are entitled to a minimum throughput or storage fee. The Partnerships recognize revenues when the service is provided, the crude oil, refined petroleum products and liquefied petroleum gas are handled or when the customer’s ability to make up the minimum volume has expired, in accordance with the terms of the contracts.

The Partnerships recognize revenues in accordance with applicable accounting standards including ASC 605 “Revenue Recognition.” The Partnerships’ assessment of each of the four revenue recognition criteria as they relate to their revenue producing activities is as follows:

•	Persuasive Evidence of an Arrangement Exists. The Partnerships’ customary practices are to enter into a written contract, executed by both the customer and the Partnerships.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

•	Service is Provided. The Partnerships consider services provided when the crude oil, refined petroleum products and liquefied petroleum gas are shipped through, delivered by or stored in their pipelines, terminals and storage facilities, as applicable.

•	Fixed or Determinable Fee. The Partnerships negotiate the fees for their services at the outset of their fee-based agreements. Under certain contracts, the fees generally are due in advance on the first of the month. For other agreements, the amount of revenue is determinable after services are provided and volumes handled can be measured.

•	Collection is Deemed Probable. Collectability is evaluated on a customer-by-customer basis. The Partnerships conduct a credit review for all customers at the inception of a new agreement to determine the creditworthiness of potential and existing customers. Collection is deemed probable if the Partnerships expect that the customer will be able to pay amounts under the agreement as payments become due. If the Partnerships determine that collection is not probable, revenues are deferred and recognized upon cash collection.

We collect taxes on certain revenue transactions to be remitted to governmental authorities, which may include sales, use, value added and some excise taxes. These taxes are not included in revenue.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are customer obligations due under agreed-upon trade terms. The Partnerships regularly perform credit evaluations of their customers and generally do not require collateral. Management regularly reviews trade accounts receivable to determine if any receivables could potentially be uncollectible, and if so, includes a determined amount in the allowance for doubtful accounts. Based on the information available, management believes no allowance for doubtful accounts is needed at December 31, 2009 or 2010. However, actual write-offs may occur.

Other Receivables

Other receivables include employee receivables, insurance proceeds, funds held in escrow, and unbilled reimbursable costs, which management believes have minimal credit risk.

Property, Plant and Equipment

Property, plant and equipment are stated at the lower of historical cost less accumulated depreciation or fair value less accumulated depreciation, if impaired. The Partnerships capitalize all direct and indirect construction costs and related interest. Indirect construction costs include general engineering, taxes and the cost of funds used during construction. Costs, including complete asset replacements and enhancements or upgrades that increase the original efficiency, productivity or capacity of property, plant and equipment, are also capitalized. The costs of repairs, minor replacements and maintenance projects which do not increase the original efficiency, productivity or capacity of property, plant and equipment, are expensed as incurred.

Property, plant and equipment are depreciated using the straight-line method, over the estimated useful life of each asset as follows:

Estimated Life
in Years

Office Facilities	4 to 40
Production Facilities	10 to 40
Rights-of-way	10 to 15

The Partnerships assign asset lives based on reasonable estimates when an asset is placed into service. Subsequent events could cause us to change our estimates, which would impact the future calculation of depreciation expense.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

Interest Capitalized

Interest on borrowed funds is capitalized on projects during construction based on the weighted-average interest rate of our debt. The Partnerships capitalize interest on all construction projects requiring a completion period of six months or longer and total projects costs of $1,000 or greater.

Debt Issuance Costs

Costs incurred to issue debt are deferred and amortized over the life of the associated debt instrument using the effective interest method.

Impairment Assessment of Long-Lived Assets

In accordance with ASC 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Partnerships continually evaluate whether events or circumstances have occurred that indicate that the estimated remaining useful life of long-lived assets, including property and equipment, may warrant revision or that the carrying value of these assets may be impaired. The Partnerships evaluate the potential impairment of long-lived assets based on undiscounted cash flow expectations for the related asset relative to its carrying value. These future estimates are based on historical results, adjusted to reflect the Partnerships’ best estimates of future market and operating conditions. Actual results may vary materially from the Partnerships’ estimates, and accordingly may cause a full impairment of the long-lived assets. If a long-lived asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using a discounted future cash flows analysis. During the years ended December 31, 2008, 2009 and 2010, the Partnerships recorded impairments totaling approximately $213, $155 and $46, respectively.

Environmental Matters

Environmental costs are expensed if they relate to an existing condition caused by past operations and do not contribute to current or future revenue generation. Liabilities are recorded when site restoration, environmental remediation, cleanup or other obligations are either known or considered probable and can be reasonably estimated. At December 31, 2009 and 2010, the Partnerships had no accruals for environmental obligations.

Contingencies

Certain conditions may exist as of the date our combined financial statements are issued that may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. Our management, with input from legal counsel, assesses such contingent liabilities, and such assessment inherently involves an exercise in judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in proceedings, our management, with input from legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of liability can be estimated, then the estimated liability is accrued in our consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

Cash and Cash Equivalents

The Partnerships consider all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2009 and 2010 cash and cash equivalents comprised of cash held in banks.

Investments

The Partnerships hold mutual funds and life insurance policies with cash surrender values in conjunction with their deferred compensation plan. The investments are carried at fair value, with unrealized gains and losses reported as other income (expense). See Notes 8 and 9 for additional information.

Fair Value Measurements

In accordance with ASC 820, fair value measurements are derived using inputs and assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. ASC 820 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. A financial asset’s or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The Partnerships’ only assets and liabilities that fell under the scope of ASC 820 were those associated with the deferred compensation plan established. See Notes 8 and 9 for additional information.

Fair Values of Financial Instruments

The fair values of the Partnerships’ financial instruments that are not carried at fair value and the methodology for estimating these fair values are as follows:

Cash and Cash Equivalents, Trade Receivables, Other Current Assets, Accounts Payable, Accrued Expenses, and Other Current Liabilities.  These financial instruments are carried at cost which approximates fair value due to their short-term nature.

Long-Term Debt.  Based on borrowing rates currently available to the Partnerships for loans with similar terms, the carrying values of long-term debt approximate fair value.

The methods described above may produce fair value estimates that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Partnerships believe their valuation methods are appropriate and consistent with the values that would be determined by market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Postretirement Benefit Plan Obligations

OTH sponsors an unfunded multi-employer postretirement healthcare benefit plan, covering employees and retirees of OTH, OTB and other subsidiaries of OTA. Because OTH is the primary obligor, the postretirement benefit liabilities represent the present value of all of the benefit obligations of the plan. Postretirement benefit costs are developed from actuarial valuations. Actuarial assumptions are established to anticipate future events and are used in calculating the expense and liabilities related to this plan. These factors include assumptions management makes with regards to interest rates, rates of increase in health care costs, and employee turnover rates, among others. Management reviews and updates these assumptions on an annual basis. The actuarial assumptions that are used may differ from actual results due to changing market rates or other factors. These differences could impact the amount of postretirement benefit expense recorded.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

Deferred Compensation

The Partnerships established and maintain an unfunded, nonqualified deferred compensation plan for a select group of management or highly compensated employees. The purpose of the deferred compensation plan is to permit designated employees to accumulate additional retirement income through a nonqualified deferred compensation plan that enables them to defer compensation to which they will become entitled in the future.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of postretirement benefit plan costs not recognized in earnings, and is reflected net of the related income tax effects.

Income Taxes

No provision for U.S. federal income taxes has been made in the Partnerships’ financial statements related to the operations of OTB, as OTB is treated as a partnership not subject to federal income tax and the tax effects of OTB’s operations are included in the consolidated federal income tax return of OTA. OTH also is included in the consolidated federal income tax return of OTA, but has elected to be treated as a taxable entity for tax purposes. Income taxes for OTH are calculated as if OTH had filed a return on a separate company basis utilizing a statutory rate of 35%. Deferred income taxes result from temporary differences between the tax basis of the assets and liabilities and the amounts reported in OTH’s financial statements. Refundable federal income taxes due from parent represent the excess of the taxes paid by OTH over its tax liabilities computed on a separate return basis.

The financial statement benefit of an uncertain tax position is recognized only after considering the probability that a tax authority would sustain the position in an examination. For tax positions meeting a “more-likely-than-not” threshold, the amount recognized in the financial statements is the benefit expected to be realized upon settlement with the tax authority. For tax positions not meeting the threshold, no financial statement benefit is recognized. The Partnerships recognize interest and other charges relating to unrecognized tax benefits as additional tax expense.

Effective January 1, 2007, the Texas margin tax applied to legal entities conducting business in Texas, including previously non-taxable entities such as limited partnerships and limited liability partnerships. The margin tax is based on our Texas sourced taxable margin. The tax is calculated by applying a tax rate to a base that considers both revenues and expenses and therefore has the characteristics of an income tax.

Asset Retirement Obligation

We record asset retirement obligations under the provisions of ASC 410-20, Asset Retirement and Environmental Obligations — Asset Retirement Obligations. ASC 410-20 requires the fair value of a liability related to the retirement of long-lived assets be recorded at the time a legal obligation is incurred, if the liability can be reasonably estimated. When the liability is initially recorded, the carrying amount of the related asset is increased by the amount of the liability. Over time, the liability is accreted to its future value, with the accretion recorded to expense. ASC 410-20 further clarifies that where there is an obligation to perform an asset retirement activity, even though uncertainties exist about the timing or method of settlement, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be determined.

Our operating assets generally consist of storage tanks and underground pipelines and related facilities along rights-of-way and related facilities. Our right-of-way agreements typically do not require the dismantling, removal and reclamation of the right-of-way upon permanent removal of the pipelines and related facilities from service. Additionally, management is unable to predict when, or if, our pipelines, storage tanks and related facilities would become completely obsolete and require decommissioning. Accordingly, we have not recorded a liability or corresponding asset in conjunction with ASC 410-20 as both the amounts and timing of such potential future costs are indeterminable.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

Segment Reporting

The Partnerships have one reportable segment. The aggregation of operating segments into one reportable segment requires management to evaluate whether there are similar expected long-term economic characteristics for each operating segment, and is an area of significant judgment. If the expected long-term economic characteristics of our operating segments were to become dissimilar, then we could be required to re-evaluate the number of reportable segments. See Note 16 for additional information.

Concentrations of Credit Risk

Financial instruments that potentially subject the Partnerships to concentrations of credit risk consist principally of cash, cash equivalents, trade receivables and other receivables. Cash and cash equivalents are held on deposit with major banks. Management believes that the financial institutions holding these amounts are financially sound and, accordingly, minimal credit risk exists with respect to these assets. The Partnerships maintain their cash and cash equivalents at financial institutions for which the combined account balances in individual institutions may exceed Federal Deposit Insurance Corporation (“FDIC”) insurance coverage and, as a result, there is a credit risk related to amounts on deposits in excess of FDIC coverage. At December 31, 2009 and 2010, the Partnerships’ cash and cash equivalents in financial institutions exceeded the federally insured deposits limit by approximately $5,350 and $8,323, respectively.

The Partnerships extend credit to their customers primarily in the petroleum and related service industries but do not consider there to be any concentration of credit risk with any single customer. See Note 14 for additional information.

Subsequent Events

Management of the Partnerships evaluated subsequent events through March 28, 2011, which is the date the financial statements were available to be issued.

3.	Related Party Transactions

The Partnerships are wholly owned subsidiaries of OTA and engage in certain transactions with other OTA subsidiaries, as well as other companies that are related by common ownership. These transactions include revenue earned by the Partnerships providing storage and ancillary services, as well as certain centralized administrative services including, among others, rental of administrative and operations office facilities, human resource, information technology, engineering, environmental and regulatory, treasury and certain financial services. Revenues earned for storage and ancillary services are classified as revenues. Revenues associated with the other administrative services discussed above are classified as a reduction of selling, general and administrative expense. Total revenues earned for these related party services were $4,514, $5,577, and $5,693 for the years ended December 31, 2008, 2009 and 2010, respectively, of which $2,413, $2,868, and $3,256, respectively, represent revenues earned for storage and ancillary services.

The Partnerships pay fees to Oiltanking GmbH for various general and administrative services, which include, among others, risk management, environmental compliance, legal consulting, information technology, engineering, centralized cash management and certain treasury and financial services. Oiltanking GmbH allocates these costs to the Partnerships using several factors, such as the Partnerships’ tank capacity and total volumes handled. In management’s estimation, the costs charged for these services approximate the amounts that would have been incurred for similar services purchased from third parties or provided by the Partnerships’ own employees. In 2008, 2009 and 2010 the Partnerships capitalized $1,885, $950 and $400, respectively, of related party engineering services into construction-in-progress.

The Partnerships also pay annual maintenance and technical support costs for proprietary software owned by Oiltanking GmbH, which is used by the Partnerships in performing terminaling services for their customers. Each terminal location is allocated a portion of the global Oiltanking GmbH maintenance costs based on the number of users located at

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

each facility. In management’s estimation, the costs incurred approximate the amounts that would have been incurred for similar third-party software programs for terminaling operations.

Total related party accounts receivable were $10,406 and $5,708 as of December 31, 2009 and 2010, respectively. Total related party accounts payable were $4,395 and $3,706 as of December 31, 2009 and 2010, respectively. Additionally, the Partnerships accrued $2,485 and $834 within accrued expenses at December 31, 2009 and 2010, respectively associated with related party administrative fees, see Note 6.

During 2003, Oiltanking GmbH enacted a policy of centrally financing the expansion and growth of its global holdings of terminaling subsidiaries and in 2008, established Oiltanking Finance B.V., a wholly owned finance company located in Amsterdam, The Netherlands. Oiltanking Finance B.V. now serves as the global bank for Oiltanking GmbH’s terminal holdings, including the Partnerships, and provides loans at market rates and terms for terminal construction projects approved by the related management.

Prior to the central financing arrangement, the Partnerships borrowed funds directly from Oiltanking GmbH.

From time to time, the Partnerships invest excess cash with Oiltanking Finance B.V. in short term notes receivable. At December 31, 2010 the Partnerships have a short term receivable of $12,903 from Oiltanking Finance B.V., bearing interest at 0.34%.

Total interest and commitment fees payable to Oiltanking Finance B.V. under term loans and credit financing arrangements of $974 and $967 as of December 31, 2009 and 2010, respectively, are included in accrued expenses, see Note 6.

Additionally interest was accrued through 2008 on certain declared, but unpaid dividends. This accrued interest was included in accounts payable, affiliates and was paid in 2010.

The following table summarizes related party costs and expenses that are reflected in the accompanying combined statements of income:

	Year Ended December 31,
	2008	2009	2010

Selling, general and administrative	$3,069	$3,464	$3,526
Interest income	—	11	73
Interest expense (net of amounts capitalized)	6,895	8,361	9,508

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

Notes Payable to Oiltanking Finance B.V. at December 31, 2009 and 2010 were as follows. These notes are payable in varying amounts to the due dates stated below:

	December 31,
	2009	2010

3.86% Note due 2010	$4,000	$—
5.93% Note due 2014	16,400	12,800
6.81% Note due 2015	13,600	11,200
5.96% Note due 2017	14,500	12,500
6.63% Note due 2018	3,215	2,858
6.63% Note due 2018	15,000	15,000
6.88% Note due 2018	6,000	6,000
4.90% Note due 2018	27,000	24,000
4.90% Note due 2018	27,000	24,000
7.59% Note due 2018	4,500	4,000
6.78% Note due 2019	9,000	8,100
6.35% Note due 2019	14,000	12,600
7.45% Note due 2019	8,000	7,200
7.02% Note due 2020	2,000	8,000

Total debt	164,215	148,258
Less current maturities	(22,057)	(18,757)

	$142,158	$129,501

Total principal payment obligation for the next five years and thereafter are as follows:

2011	$18,757
2012	18,757
2013	18,757
2014	17,157
2015	14,357
Thereafter	60,473

Total	$148,258

Effective December 15, 2010, the Partnerships entered into an additional agreement with Oiltanking Finance B.V., which provides for a maximum borrowing of $24,000, is payable in semi-annual installments of $1,200, plus accrued interest, through December 15, 2021. The borrowings bear interest at the ten-year USD swap rate plus 2.5% per annum (3.52% at December 31, 2010). No borrowings have been made under this agreement.

Historically, OTH and OTB have had separate debt agreements. Certain of the debt agreements with Oiltanking Finance B.V. contain loan covenants that require OTH and OTB to maintain certain debt, leverage, and equity ratios and prohibit these entities from pledging their assets to third parties or incurring any indebtedness other than from Oiltanking Finance B.V. At December 31, 2009, OTB was in violation of the covenants under certain of its debt agreements and received a waiver of the covenant violations. OTH maintained compliance with the covenants under its debt agreements at December 31, 2009. At December 31, 2010, both OTH and OTB were in compliance with all covenants under their respective debt agreements. At December 31, 2010 the covenants restrict the Partnerships from declaring distributions in excess of $23,000.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

OTH is included in the consolidated OTA federal tax returns, and as a result is entitled to the excess of taxes paid over its tax liabilities computed on a separate return basis. As such, OTH has recorded refundable federal income taxes due from parent of $5,785 and $2,964 as of December 31, 2009 and 2010, respectively.

In 2010 the Partnerships received a partners’ contribution in the form of land, which was recorded at the partners’ book value of $2,022.

4.	Property, Plant and Equipment

Property, plant and equipment, at cost, is as follows:

	2009	2010

Land	$10,461	$12,483
Office facilities	31,083	32,321
Production facilities	373,815	391,163
Rights-of-way	30	30
Construction-in-progress	12,850	5,048

	428,239	441,045
Less: accumulated depreciation	(160,182)	(175,429)

Net property, plant and equipment	$268,057	$265,616

For the years ended December 31, 2008, 2009 and 2010, interest costs of $1,575, $1,290 and $21, respectively, were capitalized as part of the costs of construction-in-progress.

On June 20, 2008, one of the Partnerships’ docks in Beaumont was struck by a vessel owned and operated by a third party. The primary assets impacted included the dock, dock platform, and related unloading equipment. The Partnerships’ remaining docks were not affected by the damages. The terminal facility is covered by replacement cost property casualty insurance and business interruptions insurance. To account for the property casualty damage, in 2008 the Partnerships charged demolition costs to expense as incurred and also wrote off the net book value of the assets that were damaged or destroyed. The Partnerships offset the book value of all damaged and destroyed assets and demolition costs incurred with indemnity proceeds receivable in future, according to the provisions of the insurance policies in force. The Partnerships also incurred capital expenditures related to the reconstruction and replacement of the damaged assets, which were capitalized. During 2009, the dock reconstruction and replacement was completed and placed in service.

The Partnerships settled substantially all of their insurance claims related to the Beaumont dock in late 2010 for approximately $5,987 in total recoveries, of which $5,000 was related to physical property damage recoveries and $987 was related to business interruption recoveries. Insurance recoveries aggregating $1,299, which were previously deemed probable and reasonably estimable, were recognized to the extent of the related loss in 2008. The remaining $4,688 was recognized as a gain in 2010, of which $4,318 was received in 2010, with the remaining amount collected in January 2011. At December 31, 2009 and 2010, the Partnerships had receivables due from the incident of $1,299 and $370, respectively, which are recorded in other receivables. As of December 31, 2010, the Partnerships had approximately $300 of unresolved claims pertaining to this incident.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

5.	Other Assets

Other assets are as follows:

	December 31,
	2009	2010

Cash surrender value of life insurance policies	$3,709	$1,224
Investments in mutual funds	—	2,649
Other	1,104	687

Other assets	$4,813	$4,560

6.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are as follows:

	December 31,
	2009	2010

Accounts payable, trade	$1,141	$3,791
Salaries and benefits	3,557	4,553
Property taxes	5,114	5,289
Related party interest and commitment fees	974	967
Related party administrative fees	2,485	834
Other	756	1,506

Accounts Payable and Accrued Expenses	$14,027	$16,940

7.	Income Taxes

As discussed in Note 1, OTH has elected to be treated as a taxable entity. The amounts presented below were calculated as if OTH had filed a separate tax return. OTB is a non-taxable entity and as such no income taxes related to OTB were recorded. OTB’s book basis in its net assets exceeded its tax basis by $50,243 at December 31, 2010.

Total income tax expense differed from the amounts computed by applying the tax rate to income before income tax expense as a result of the following:

	Year Ended December 31,
	2008	2009	2010

Income from operations before income tax expense	$18,751	$35,598	$49,298
U.S. Federal corporate statutory rate	35%	35%	35%

Expected income tax expense	6,563	12,459	17,254
OTB income not subject to income tax	(561)	(1,998)	(5,920)
Texas margin tax, net of federal income tax benefit	164	21	149

Total income tax expense	$6,166	$10,482	$11,483

Deferred income taxes are determined based on the temporary differences between the financial statement and income tax basis of assets and liabilities as measured by the enacted tax rates which would be in effect when these differences reverse.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

The tax effect of temporary differences that give rise to significant components of the deferred income tax assets and deferred income liabilities at December 31, 2009 and 2010 are presented below:

	2009	2010

Current Deferred Tax Asset:
Accrued liabilities	$512	$546
Current Deferred Tax Liability:
Prepaid assets	173	197

Net current deferred tax asset	$339	$349

Long-term Deferred Tax Asset:
Deferred compensation	1,086	1,060
Accumulated postretirement benefit obligation	2,290	2,812
Deferred revenue	—	553

Long-term deferred tax asset	3,376	4,425
Long-term Deferred Tax Liability:
Property and equipment	22,706	27,642

Net long-term deferred tax liability	$19,330	$23,217

The Partnerships’ policy is to classify any interest and penalties associated with income taxes as income tax expense. During the years ended December 31, 2008, 2009 and 2010 the Partnerships did not recognize any amounts in respect of potential interest and penalties associated with income taxes.

The Partnerships’ 2007 through 2010 tax years are subject to examination by the federal and state taxing jurisdictions.

8.	Employee Benefits

401(K) Retirement Plan

The Partnerships sponsor a retirement plan which is available to all employees who have six months of continuous service and covers all employees of OTA. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is qualified under Section 401(k) of the Internal Revenue Code. The contributions to the plan, as determined by management, are discretionary but may not exceed the maximum amount deductible under the applicable provisions of the Internal Revenue Code. The Partnerships make contributions into the plan on behalf of all OTA subsidiaries and are then reimbursed by the related subsidiary. The Partnerships’ contributions to the retirement plan, net of amounts charged to other OTA entities, were $777, $747 and $1,015, in 2008, 2009 and 2010, respectively.

Deferred Compensation Plan

Effective August 15, 1994, the Partnerships adopted a special non-qualified deferred compensation plan for the purpose of providing deferred compensation to certain employees. The plan provides for elective salary deferrals by participants and discretionary contributions by the Partnerships as defined by the plan. The Partnerships accrued $107, $105, and $130 of compensation to participants for the years ended December 31, 2008, 2009 and 2010, respectively. Distributions for the years ended December 31, 2008, 2009 and 2010 totaled a $679, $496 and $625, respectively. Employee deferrals for the years ended December 31, 2008, 2009 and 2010 totaled $261, $182 and $256, respectively.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

The Partnerships have purchased life insurance policies on certain of the Partnerships’ employees and invested in mutual funds to assist in funding the deferred compensation liability. To date, all distributions to participants have been funded by the Partnerships’ operating cash flows. At December 31, 2009 and 2010, the cash surrender value of the life insurance policies and the fair value of the mutual fund assets totaled $3,709 and $3,873, respectively. At December 31, 2009 and 2010 the deferred compensation liability totaled $3,665 and $3,670, respectively, of which $562 and $637, respectively, has been classified as current based on the expected payments for the upcoming year. The deferred compensation liability is determined by hypothetical investment accounts based on actual mutual funds or money market funds selected by each participant.

9.	Fair Value Measurements

The Partnerships record certain investment securities at fair value. Fair value is determined based on the price that would be received for an asset or paid to transfer a liability in the most advantageous market, utilizing a hierarchy of three different valuation techniques:

Level 1 Quoted market prices for identical instruments in active markets;

Level 2 Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs, or significant value drivers, are observable; and

Level 3 Prices reflecting the Partnerships’ own assumptions concerning unobservable inputs to a valuation model.

The following table summarizes the Partnerships’ financial assets that are measured at fair value on a recurring basis. The Partnerships did not have any nonfinancial assets or nonfinancial liabilities which required remeasurement during the years ended December 31, 2009 and 2010.

	December 31,	Fair Value Measurements
	2009	Level 1	Level 2	Level 3

Cash surrender value of life insurance policies	$3,709	$—	$3,709	$—

	December 31,	Fair Value Measurements
	2010	Level 1	Level 2	Level 3

Cash surrender value of life insurance policies	$1,224	$—	$1,224	$—
Investments in mutual funds	2,649	2,649	—	—

10.	Medical Insurance and Postretirement Benefit Obligations

The Partnerships sponsor a self-insurance program for medical and dental insurance administered by a third party, which covers all employees of the Partnerships. The total expense and obligations to the administrator is a result of administrative fees, premiums and actual incidence of claims. Under the program, the Partnerships are responsible for predetermined limit of claims per participant per year, or a maximum of $3,000 to $4,000 in the aggregate per year, in accordance with the plan agreements. Claims exceeding these amounts are covered by an insurance policy. During the years ended December 31, 2008, 2009 and 2010, the Partnerships incurred administrative fees, premiums and claims totaling $1,526, $1,894 and $2,235, respectively.

Effective June 1, 2004, OTH established a non-pension postretirement benefit plan. The plan is designed to provide healthcare coverage, upon retirement, to the employees of OTA who meet the age and service requirements. The health plan is contributory, with participants’ contributions adjusted annually. The plan is accounted for in accordance with ASC 715, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. ASC 715 requires OTH

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

to disclose the funded status of the defined benefit postretirement health plan as a prepaid asset or an accrued liability and to show the net deferred and unrecognized gains and losses, net of tax, as part of accumulated other comprehensive income within partners’ capital. OTH uses a December 31 measurement date for the plan.

The following table sets forth information related to the postretirement benefit obligation and the fair value of plan assets for the years ended December 31, 2009 and 2010:

	2009	2010

Change in Benefit Obligation:
Benefit obligation — January 1,	$5,154	$6,543
Service cost	777	840
Interest cost	320	315
Contributions by employer	8	13
Contributions by plan participants	19	46
Actuarial loss	292	336
Benefits paid	(27)	(59)

Benefit obligation — December 31,	$6,543	$8,034

Change in Plan Assets:
Fair value of plan assets — January 1,	$—	$—
Actual return on plan assets	—	—
Employer contributions	8	13
Plan participants’ contributions	19	46
Benefits paid	(27)	(59)

Fair value of plan assets — December 31,	$—	$—

Reconciliation of funded status at December 31:

	2009	2010

Funded Status:
Benefit obligation	$(6,543)	$(8,034)
Fair value of plan assets	—	—

Funded Status:	$(6,543)	$(8,034)

Amounts recognized in the combined balance sheets and accumulated other comprehensive loss at December 31:

	2009	2010

Amounts included in the combined balance sheet:
Current liabilities	$95	$82
Noncurrent liabilities	6,448	7,952

Net medical post-retirement obligation	$6,543	$8,034

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

	2009	2010

Amounts recognized in accumulated other comprehensive loss:
Unrecognized prior service cost	$1,230	$1,120
Unrecognized net actuarial loss	1,008	1,344

	$2,238	$2,464

Components of net periodic benefit cost for the year ended December 31:

	2008	2009	2010

Net Periodic Benefit Cost:
Service cost	$746	$777	$840
Interest cost	248	320	315
Expected return on plan assets	—	—	—
Amortization of unrecognized amounts:
Prior service cost	110	109	110
Net actuarial loss	—	13	—

Total Net Periodic Benefit Cost	$1,104	$1,219	$1,265

Changes in plan assets and benefit obligations recognized in other comprehensive income for the year ended December 31:

	2008	2009	2010

Current Period net loss	$(362)	$(292)	$(336)
Amortization of prior service cost	110	109	110
Amortization of prior net actuarial loss	—	13	—

Total recognized in other comprehensive loss	(252)	(170)	(226)
Net periodic postretirement benefit cost	(1,104)	(1,219)	(1,265)

Total recognized in net periodic postretirement benefit cost and other comprehensive income:	$(1,356)	$(1,389)	$(1,491)

Amounts expected to be recognized in net periodic cost in 2011 for the postretirement benefit plan:

Amortization of prior service cost	$110
Amortization of unrecognized net loss	23

Total	$133

The weighted-average assumptions in the following table represent the rates used to develop the net periodic benefit cost for the year ended December 31:

	2008		2009		2010

Discount rate at the beginning of year	6.50%		6.25%		6.00%
Initial health care cost trend rate	8.50	%(1)	8.00	%(2)	9.50	%(3)
Ultimate health care cost trend rate	5.00%		5.00%		5.00%
Number of years to reach ultimate trend	10		8		10

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

(1)	Rate represents assumed trend rate for pre-age 65 employee costs. Post-age 65 employee costs have a trend rate of 8.0% and drug costs have a trend rate of 10.0%.

(2)	Rate represents assumed trend rate for pre-age 65 employee costs. Post-age 65 employee costs have a trend rate of 7.5% and drug costs have a trend rate of 9.0%

(3)	Rate represents assumed medical cost trend rate for all employee costs. Drug costs have a trend rate of 8.5%.

The weighted-average assumptions in the following table represent the rates used to develop the actuarial present value of the projected benefit obligation for the following years:

	2009		2010

Discount rate at the end of year	6.00%		5.68%
Initial health care cost trend rate	8.00	%(1)	9.50	%(2)
Ultimate health care cost trend rate	5.00%		5.00%
Number of years to reach ultimate trend	7		9

(1)	Rate represents assumed trend rate for pre-age 65 employee costs. Post-age 65 employee costs have a trend rate of 7.5% and drug costs have a trend rate of 9.0%.

(2)	Rate represents assumed medical cost trend rate for all employee costs. Drug costs have a trend rate of 8.5%.

The discount rates are based on a discount rate analysis using the Citigroup Pension Discount Curve and the expected postretirement benefit cash flows. The resulting discount rates are consistent with the duration of plan liabilities.

A one-percentage-point change in assumed health care cost trend rates would have the following effect on the amounts recorded in 2010:

	1% Point	1% Point
	Increase	Decrease

Effect on total service cost and interest cost components	$453	$334
Effect of postretirement benefit obligation	2,286	1,740

The following table displays the projected future benefit payments from the postretirement benefit plan:

2011	$82
2012	96
2013	104
2014	107
2015	143
Years 2016-2020	1,747

Expected recognition of benefit expense for 2011 is approximately $2,217.

11.	Deferred Revenue

During 2007, the Partnerships entered into a modification of a lease as a lessor and received a one-time upfront rental payment of $2,467, which is being amortized on a straight-line basis over approximately sixteen years, the term of the lease. At December 31, 2009 and 2010, deferred rental revenue totaled $2,057 and $1,896, respectively, of which $171 and $163, respectively, was current and included in accrued expenses. Annual rentals are not significant.

During 2010, the Partnerships entered into a modification of a revenue agreement and received a one-time payment of $2,000, which is being amortized on a straight-line basis over approximately nine years, the remaining term of the

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

agreement. At December 31, 2010, deferred revenue totaled $1,796, of which $215 was current and included in accrued expenses.

12.	Interest Expense

Interest expense consists of the following:

	Year Ended December 31,
	2008	2009	2010

Related party interest expense	$(8,470)	$(9,651)	$(9,529)
Capitalized related party interest	1,575	1,290	21
Other	(461)	(40)	(30)

Total	$(7,356)	$(8,401)	$(9,538)

13.	Other Income (Expense)

Other income (expense) consists of the following:

	Year Ended December 31,
	2008	2009	2010

Unrealized gain (loss) on the cash surrender value of life insurance policies	$(1,092)	$471	$39
Gain on sale of residual product	—	—	930
Unrealized gain on the investments in mutual funds	—	—	124
Other	180	20	7

Total	$(912)	$491	$1,100

14.	Major Customers

The following table sets forth revenues and receivables associated with the Partnerships’ significant customers:

	% of Revenues			% of Receivables
	Year Ended December 31,			December 31,
	2008	2009	2010	2009	2010

BP p.l.c	6%	11%	14%	1%	1%
LyondellBasell Industries	21	18	12	8	13
Enterprise Products Partners	8	12	12	28	22
Exxon Mobil Corporation	17	13	12	3	1
Royal Dutch Shell plc	14	12	11	19	36

Total	66%	66%	61%	59%	73%

15.	Supplemental Cash Flow Information

During the year ended December 31, 2008 the Partnerships recorded insurance proceeds receivable totaling $1,299 for the net book value of the assets written off that were damaged or destroyed due to the Beaumont dock damage and the demolition costs incurred to remove the damaged assets.

During the year ended December 31, 2010 the Partnerships paid a $2,097 loan payment to Oiltanking Finance B.V. by reducing a $2,097 short-term note receivable due from Oiltanking Finance B.V.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

During the year ended December 31, 2009 the Partnerships received cash contributions of $18,100 from OTA. During the year ended December 31, 2010 the Partnerships received a non-cash contribution of land from OTA, which was recorded at OTA’s book value of $2,022.

During the years ended December 31, 2009 and 2010, the Partnerships declared distributions of $22,000 and $25,737, respectively. The Partnerships paid distributions to OTA of $22,000 and $13,737 in 2009 and 2010, respectively. Of the remaining $12,000 of 2010 distributions, $10,000 was paid by reducing a short-term note receivable due from Oiltanking Finance B.V. and $2,000 was paid in January 2011, and is recorded in accounts payable, affiliates at December 31, 2010. The Partnerships paid distributions of $265 during the year ended December, 31, 2008.

	Year Ended December 31,
Interest and Taxes Paid:	2008	2009	2010

Cash interest paid (net of amounts capitalized)	$4,659	$9,764	$9,996
Cash taxes paid	$3,989	$1,394	$2,130

16.	Segment Reporting

The Partnerships derive their net revenues from two operating segments — OTH and OTB. The two operating segments have been aggregated into one reportable segment because they have similar long-term economic characteristics, products, production processes, types and classes of customers and methods use to distribute their products.

Revenues by product are as follows:

	Year Ended December 31,
	2008	2009	2010

Storage services fees	$56,736	$74,865	$87,172
Throughput fees	16,329	20,270	23,150
Ancillary services fees	6,047	5,705	6,128

Total	$79,112	$100,840	$116,450

17.	Commitments and Contingencies

Commitments

OTH entered into a land lease agreement covering approximately 63 acres with a third party beginning December 15, 2010 through December 14, 2035. The lease provides for annual rental payments of $600, which will be adjusted to correspond with variations in the Consumer Price Index beginning with the sixth year of the lease. OTH can terminate the lease at the end of the fifth or tenth year and pay a termination fee of $3,000, as provided in the lease agreement. The agreement also contains an option to purchase the land for a price ranging from $6,000 to $6,700. Future minimum lease payments under this non-cancelable lease as of December 31, 2010 are as follows:

2011	$600
2012	600
2013	600
2014	600
2015	600
Years 2016 and thereafter	11,400

Total minimum lease payments	$14,400

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)
(In thousands)

Contingencies

Litigation.  From time to time, the Partnerships may become a party to certain claims or legal complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of the potential or existing claims and complaints will not have a material adverse effect on our financial position, results of operations or cash flows.

Environmental Liabilities.  We may experience releases of crude oil, petroleum products and fuels, liquid petroleum gas or other contaminants into the environment, or discover past releases that were previously unidentified. Although we maintain an inspection program designed to prevent and, as applicable, to detect and address such releases promptly, damages and liabilities incurred due to any such environmental releases from our assets may affect our business. As of December 31, 2010, we have not identified any material environmental obligations.

Other.  Our liquid storage and transport systems may experience damage as a result of an accident, natural disaster or terrorist activity. These hazards can cause personal injury and loss of life, severe damage to and destruction of property, and equipment, pollution or environmental damage and suspension of operations. We maintain insurance of various types that we consider adequate to cover our operations and properties. The insurance covers our assets in amounts considered reasonable. The insurance policies are subject to deductibles that we consider reasonable and not excessive. Our insurance does not cover every potential risk associated with operating our facilities, including the potential loss of significant revenues.

The occurrence of a significant event not fully insured, indemnified or reserved against, or the failure of a party to meet its indemnification obligations, could materially and adversely affect our operations and financial condition.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(WHOLLY OWNED SUBSIDIARIES OF OILTANKING HOLDING AMERICAS, INC.)

UNAUDITED CONDENSED COMBINED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND MARCH 31, 2011

	December 31,	March 31,
	2010	2011
	(In thousands)

ASSETS
Current Assets
Cash and cash equivalents	$8,746	$6,883
Receivables:
Trade	7,573	5,929
Affiliates (Note 2)	5,708	5,934
Refundable federal income taxes due from parent	2,964	—
Other	466	89
Note receivable, affiliate	12,903	12,903
Prepaid expenses and other	1,584	742
Deferred tax assets	349	625

Total current assets	40,293	33,105
Property, plant and equipment, less accumulated depreciation (Note 3)	265,616	265,950
Other assets (Note 4)	4,560	5,915

Total Assets	$310,469	$304,970

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable and accrued expenses (Note 5)	$16,940	$10,538
Current maturities of long-term debt, affiliates (Note 2)	18,757	18,757
Accounts payable, affiliates	3,706	830
Federal income taxes due to parent	—	179

Total current liabilities	39,403	30,304
Long-term debt, affiliates, less current maturities (Note 2)	129,501	125,001
Deferred compensation (Note 7)	3,033	3,330
Accumulated postretirement benefit obligation (Note 9)	7,952	8,364
Deferred revenue (Note 10)	3,314	3,215
Deferred income taxes	23,217	23,069

Total liabilities	206,420	193,283

Commitments and contingencies (Note 13)
Partners’ capital
Limited partners’ interest	104,595	112,138
General partners’ interest	1,056	1,133
Accumulated other comprehensive loss	(1,602)	(1,584)

Total partners’ capital	104,049	111,687

Total Liabilities and Partners’ Capital	$310,469	$304,970

The accompanying notes are an integral part of these condensed combined financial statements.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(WHOLLY OWNED SUBSIDIARIES OF OILTANKING HOLDING AMERICAS, INC.)

UNAUDITED CONDENSED COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE
INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011

	Three Months Ended
	March 31,
	2010	2011
	(In thousands)

Revenues (Note 2)	$27,742	$29,955

Operating costs and expenses:
Operating	7,951	8,424
Depreciation and amortization	3,804	3,875
Selling, general and administrative	4,096	4,792
(Gain) loss on disposal of fixed assets	(13)	544
Gain on property casualty indemnification	(3,701)	(247)

Total Operating Costs and Expenses	12,137	17,388

Operating Income	15,605	12,567

Other income (expense):
Interest expense	(2,479)	(2,279)
Interest income	3	15
Other income	152	96

Total Other Expense, Net	(2,324)	(2,168)

Income Before Income Tax Expense	13,281	10,399

Income tax expense (benefit) (Note 6):
Current	2,903	3,214
Deferred	(461)	(435)

Total Income Tax Expense	2,442	2,779

Net Income	10,839	7,620
Postretirement benefit plan adjustment, net of $20 and $(10) tax benefit (expense), respectively	(37)	18

Total Comprehensive Income	$10,802	$7,638

The accompanying notes are an integral part of these condensed combined financial statements.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(WHOLLY OWNED SUBSIDIARIES OF OILTANKING HOLDING AMERICAS, INC.)

UNAUDITED CONDENSED COMBINED STATEMENT OF PARTNERS’ CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2011

			Accumulated
	Limited	General	Other
	Partners’	Partners’	Comprehensive
	Interest	Interest	Loss	Total
		(In thousands)

Balance, December 31, 2010	$104,595	$1,056	$(1,602)	$104,049
Postretirement benefit plan adjustment, net of $10 tax expense	—	—	18	18
Net income	7,543	77	—	7,620

Balance, March 31, 2011	$112,138	$1,133	$(1,584)	$111,687

The accompanying notes are an integral part of these condensed combined financial statements.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(WHOLLY OWNED SUBSIDIARIES OF OILTANKING HOLDING AMERICAS, INC.)

UNAUDITED CONDENSED COMBINED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011

	Three Months Ended
	March 31,
	2010	2011
	(In thousands)

Cash Flows From Operating Activities:
Net income	$10,839	$7,620
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	3,804	3,875
Deferred income taxes	(461)	(435)
Postretirement net periodic benefit cost	335	443
Unrealized loss on investment in mutual funds	—	5
Increase in cash surrender value of life insurance policies	(68)	(18)
(Gain) loss on disposal of fixed assets	(13)	544
Gain on property casualty indemnification	(3,701)	(247)
Changes in assets and liabilities:
Trade and other receivables	804	2,021
Refundable income taxes	2,778	3,143
Prepaid expenses and other assets	415	822
Accounts receivable/payable, affiliates	5,588	(3,102)
Accounts payable and accrued expenses	(6,319)	(7,137)
Deferred compensation	135	320
Deferred revenue	1,785	(240)

Net cash provided by operating activities	15,921	7,614

Cash Flows From Investing Activities:
Issuance of note receivable	(16,000)	—
Payments for disposal of assets	—	(544)
Payments for purchase of property, plant and equipment	(2,659)	(4,205)
Proceeds from sale of property, plant and equipment	35	—
Proceeds from property casualty indemnification	5,000	247
Investment in life insurance policies	—	(1,328)
Proceeds from surrender of life insurance policies	2,525	—
Payments for purchase of mutual funds	(2,525)	(488)
Proceeds from sale of mutual funds	—	1,816

Net cash used in investing activities	(13,624)	(4,502)

Cash Flows From Financing Activities:
Borrowings under notes payable, affiliates	4,000	—
Payments under notes payable, affiliates	(8,100)	(4,500)
Payment of offering costs	—	(475)

Net cash used in financing activities	(4,100)	(4,975)

Net decrease in cash and cash equivalents	(1,803)	(1,863)
Cash and cash equivalents at beginning of period	5,856	8,746

Cash and cash equivalents at end of period	$4,053	$6,883

The accompanying notes are an integral part of these condensed combined financial statements.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(In thousands)

1.	Business and Basis of Presentation

The accompanying condensed combined financial statements and related notes present the accounts of Oiltanking Houston, L.P. (“OTH”) and Oiltanking Beaumont Partners, L.P. (“OTB”) (combined, the “Partnerships”), which are wholly owned subsidiaries of Oiltanking Holding Americas, Inc. (“OTA”). OTA is a wholly owned subsidiary of Oiltanking GmbH. The Partnerships are engaged primarily in the storage, terminaling and transportation of crude oil and petroleum products in the Houston and Beaumont, Texas areas. The condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All significant transactions and balances between OTH and OTB have been eliminated in combination.

At December 31, 2010 and March 31, 2011, partners’ capital for OTH and OTB is as follows:

	December 31, 2010		March 31, 2011
	OTB	OTH	OTB	OTH

Limited partners’ interest	$55,993	$48,602	$58,458	$53,680
General partner’s interest	566	490	590	543
Accumulated other comprehensive loss	—	(1,602)	—	(1,584)

	$56,559	$47,490	$59,048	$52,639

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Partnerships’ audited financial statements for the year ended December 31, 2010. In the opinion of management, these financial statements, which have been prepared pursuant to the rules of the Securities and Exchange Commission (the “SEC”) and GAAP for interim financial reporting, reflect all adjustments, which consisted only of normal recurring adjustments which were necessary to state fairly the results for the interim periods. The results of operations for the three months ended March 31, 2011 are not necessarily indicative of those for a full year.

The preparation of the Partnerships’ financial statements in conformity with GAAP requires management to make extensive use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. The Partnerships base their estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. While the Partnerships believe that the estimates and assumptions used in the preparation of the condensed combined financial statements are appropriate, actual results could differ from those estimates.

Subsequent Events

Management of the Partnerships evaluated subsequent events through May 11, 2011, which is the date the financial statements were available to be issued.

2.	Related Party Transactions

The Partnerships are wholly owned subsidiaries of OTA and engage in certain transactions with other OTA subsidiaries, as well as other companies that are related by common ownership. These transactions include revenue earned by the Partnerships providing storage and ancillary services, as well as certain centralized administrative services including, among others, rental of administrative and operations office facilities, human resource, information technology, engineering, environmental and regulatory, treasury and certain financial services. Revenues earned for storage and ancillary services are classified as revenues. Revenues associated with the other administrative services discussed above

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(In thousands) — (Continued)

are classified as a reduction of selling, general and administrative expense. Total revenues earned for these related party services were $1,268 and $1,495 for the three months ended March 31, 2010 and 2011, respectively, of which $737 and $752, respectively, represent revenues earned for storage and ancillary services.

The Partnerships pay fees to Oiltanking GmbH for various general and administrative services, which include, among others, risk management, environmental compliance, legal consulting, information technology, engineering, centralized cash management and certain treasury and financial services. Oiltanking GmbH allocates these costs to the Partnerships using several factors, such as the Partnerships’ tank capacity and total volumes handled. In management’s estimation, the costs charged for these services approximate the amounts that would have been incurred for similar services purchased from third parties or provided by the Partnerships’ own employees.

The following table summarizes related party costs and expenses that are reflected in the accompanying condensed combined statements of income:

	Three Months Ended March 31,
	2010	2011

Selling, general and administrative	$1,078	$1,082
Interest income	3	15
Interest expense (net of amounts capitalized)	2,471	2,273

Notes payable to Oiltanking Finance B.V. at December 31, 2010 and March 31, 2011 were $148,258 and $143,758, respectively.

Historically, OTH and OTB have had separate debt agreements. Certain of the debt agreements with Oiltanking Finance B.V. contain loan covenants that require OTH and OTB to maintain certain debt, leverage, and equity ratios and prohibit these entities from pledging their assets to third parties or incurring any indebtedness other than from Oiltanking Finance B.V. At December 31, 2010 and March 31, 2011, both OTH and OTB were in compliance with all covenants under their respective debt agreements. At March 31, 2011 the covenants restrict the Partnerships from declaring distributions in excess of $31,000.

3.	Property, Plant and Equipment

Property, plant and equipment, at cost, is as follows:

	December 31,	March 31,
	2010	2011

Land	$12,483	$12,483
Office facilities	32,321	32,631
Production facilities	391,163	391,394
Rights-of-way	30	30
Construction-in-progress	5,048	6,920

	441,045	443,458
Less: accumulated depreciation	(175,429)	(177,508)

Net property, plant and equipment	$265,616	$265,950

For the three months ended March 31, 2010 and 2011, interest costs of $0 and $31, respectively, were capitalized as part of the costs of construction-in-progress.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(In thousands) — (Continued)

On June 20, 2008, one of the Partnerships’ docks in Beaumont was struck by a vessel owned and operated by a third party. The primary assets impacted included the dock, dock platform, and related unloading equipment. The Partnerships’ remaining docks were not affected by the damages. The terminal facility is covered by replacement cost property casualty insurance and business interruptions insurance. To account for the property casualty damage, in 2008 the Partnerships charged demolition costs to expense as incurred and also wrote off the net book value of the assets that were damaged or destroyed. The Partnerships offset the book value of all damaged and destroyed assets and demolition costs incurred with indemnity proceeds receivable in future, according to the provisions of the insurance policies in force. The Partnerships also incurred capital expenditures related to the reconstruction and replacement of the damaged assets, which were capitalized. During 2009, the dock reconstruction and replacement was completed and placed in service.

The Partnerships settled substantially all of their insurance claims related to the Beaumont dock in late 2010 for approximately $5,987 in total recoveries, of which $5,000 was related to physical property damage recoveries and $987 was related to business interruption recoveries. Insurance recoveries aggregating $1,299, which were previously deemed probable and reasonably estimable, were recognized to the extent of the related loss in 2008. The remaining $4,688 was recognized as a gain in 2010, of which, $3,701 representing the gain on the physical property damage was recognized during the three months ended March 31, 2010. Of the total property casualty indemnification proceeds of $5,987, $5,617 was received in 2010, with the remaining amount received in January 2011. At December 31, 2010, the Partnerships had receivables due from the incident of $370, which is recorded in other receivables.

During the three months ended March 31, 2011, the Partnerships collected and recognized an additional $247 of previously unresolved claims pertaining to this incident.

4.	Other Assets

Other assets are as follows:

	December 31,	March 31,
	2010	2011

Cash surrender value of life insurance policies	$1,224	$2,569
Investments in mutual funds	2,649	1,399
Capitalized offering costs	—	1,326
Other	687	621

Other assets	$4,560	$5,915

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(In thousands) — (Continued)

5.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are as follows:

	December 31,	March 31,
	2010	2011

Accounts payable, trade	$3,791	$2,936
Salaries and benefits	4,553	1,427
Property taxes	5,289	1,312
Related party interest and commitment fees	967	1,422
Related party administrative fees	834	287
Accrued offering costs	—	851
Deferred compensation	637	661
Other	869	1,642

Accounts Payable and Accrued Expenses	$16,940	$10,538

6.	Income Taxes

OTH has elected to be treated as a taxable entity. The amounts included in income tax expense were calculated as if OTH had filed a separate tax return. OTB is a non-taxable entity and as such no income taxes related to OTB were recorded.

Total income tax expense differed from the amounts computed by applying the tax rate to income before income tax expense as a result of the following:

	Three Months Ended
	March 31,
	2010	2011

Income from operations before income tax expense	$13,281	$10,399
U.S. Federal corporate statutory rate	35%	35%

Expected income tax expense	4,648	3,640
OTB income not subject to income tax	(2,255)	(907)
Texas margin tax, net of federal income tax benefit	49	46

Total income tax expense	$2,442	$2,779

7.	Employee Benefits 401(K) Retirement Plan

401(K) Retirement Plan

The Partnerships sponsor a retirement plan which is available to all employees who have six months of continuous service and covers all employees of OTA. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is qualified under Section 401(k) of the Internal Revenue Code. The contributions to the plan, as determined by management, are discretionary but may not exceed the maximum amount deductible under the applicable provisions of the Internal Revenue Code. The Partnerships make contributions into the plan on behalf of all OTA subsidiaries and are then reimbursed by the related subsidiary. The Partnerships’ contributions to the retirement plan, net of amounts charged to other OTA entities, were $231 and $308, for the three months ended March 31, 2010 and 2011, respectively.

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(In thousands) — (Continued)

Deferred Compensation Plan

Effective August 15, 1994, the Partnerships adopted a special non-qualified deferred compensation plan for the purpose of providing deferred compensation to certain employees. The plan provides for elective salary deferrals by participants and discretionary contributions by the Partnerships as defined by the plan. The Partnerships accrued $18 and $35 of compensation to participants for the three months ended March 31, 2010 and 2011, respectively. Distributions for the three months ended March 31, 2010 and 2011 totaled $184 and $171, respectively. Employee deferrals for the three months ended March 31, 2010 and 2011 totaled $205 and $348, respectively.

The Partnerships have purchased life insurance policies on certain of the Partnerships’ employees and invested in mutual funds to assist in funding the deferred compensation liability. To date, all distributions to participants have been funded by the Partnerships’ operating cash flows. At December 31, 2010 and March 31, 2011, the cash surrender value of the life insurance policies and the fair value of the mutual fund assets totaled $3,873 and $3,968, respectively. At December 31, 2010 and March 31, 2011 the deferred compensation liability totaled $3,670 and $3,991, respectively, of which $637 and $661, respectively, has been classified as current based on the expected payments for the upcoming year. The deferred compensation liability is determined by hypothetical investment accounts based on actual mutual funds or money market funds selected by each participant.

8.	Fair Value Measurements

The Partnerships record certain investment securities at fair value. Fair value is determined based on the price that would be received for an asset or paid to transfer a liability in the most advantageous market, utilizing a hierarchy of three different valuation techniques:

Level 1 Quoted market prices for identical instruments in active markets;

Level 2 Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs, or significant value drivers, are observable; and

Level 3 Prices reflecting the Partnerships’ own assumptions concerning unobservable inputs to a valuation model.

The following table summarizes the Partnerships’ financial assets that are measured at fair value on a recurring basis. The Partnerships did not have any nonfinancial assets or nonfinancial liabilities which required remeasurement as of December 31, 2010 and March 31, 2011.

	December 31,	Fair Value Measurements
	2010	Level 1	Level 2	Level 3

Cash surrender value of life insurance policies	$1,224	$—	$1,224	$—
Investments in mutual funds	2,649	2,649	—	—

	March 31,	Fair Value Measurements
	2011	Level 1	Level 2	Level 3

Cash surrender value of life insurance policies	$2,569	$—	$2,569	$—
Investments in mutual funds	1,399	1,399	—	—

9.	Medical Insurance and Postretirement Benefit Obligations

The Partnerships sponsor a self-insurance program for medical and dental insurance administered by a third party, which covers all employees of the Partnerships. The total expense and obligations to the administrator is a result of administrative fees, premiums and actual incidence of claims. Under the program, the Partnerships are responsible for

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(In thousands) — (Continued)

predetermined limit of claims per participant per year, or a maximum of $3,000 to $4,000 in the aggregate per year, in accordance with the plan agreements. Claims exceeding these amounts are covered by an insurance policy.

Effective June 1, 2004, OTH established a non-pension postretirement benefit plan. The plan is designed to provide healthcare coverage, upon retirement, to the employees of OTA who meet the age and service requirements. The health plan is contributory, with participants’ contributions adjusted annually. The plan is accounted for in accordance with ASC 715, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. ASC 715 requires OTH to disclose the funded status of the defined benefit postretirement health plan as a prepaid asset or an accrued liability and to show the net deferred and unrecognized gains and losses, net of tax, as part of accumulated other comprehensive income within partners’ capital. OTH uses a December 31 measurement date for the plan.

The following table presents the Partnerships’ net periodic benefit costs during the three months ended March 31, 2010 and 2011.

	Three Months
	Ended March 31,
	2010	2011

Net Periodic Benefit Cost:
Service cost	$229	$300
Interest cost	79	114
Expected return on plan assets	—	—
Amortization of unrecognized amounts:
Prior service cost	27	29
Net actuarial loss	—	—

Total Net Periodic Benefit Cost	$335	$443

10.	Deferred Revenue

During 2007, the Partnerships entered into a modification of a lease as a lessor and received a one-time upfront rental payment of $2,467, which is being amortized on a straight-line basis over approximately sixteen years, the term of the lease. At December 31, 2010 and March 31, 2011, deferred rental revenue totaled $1,896 and $1,859, respectively, of which $163 and $164, respectively, was current and included in accrued expenses. Annual rentals are not significant.

During 2010, the Partnerships entered into a modification of a revenue agreement and received a one-time payment of $2,000, which is being amortized on a straight-line basis over approximately nine years, the remaining term of the agreement. At December 31, 2010 and March 31, 2011, deferred revenue totaled $1,796 and $1,749, of which $215 and $229 was current and included in accrued expenses.

11.	Supplemental Cash Flow Information

	Three Months
	Ended March 31,
Interest and Taxes Paid:	2010	2011

Cash interest paid (net of amounts capitalized)	$1,774	$1,781
Cash taxes paid	$—	$—

OILTANKING HOUSTON, L.P. AND OILTANKING BEAUMONT PARTNERS, L.P.
(Wholly Owned Subsidiaries of Oiltanking Holding Americas, Inc.)

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
(In thousands) — (Continued)

12.	Segment Reporting

The Partnerships derive their net revenues from two operating segments — OTH and OTB. The two operating segments have been aggregated into one reportable segment because they have similar long-term economic characteristics, products, production processes, types and classes of customers and methods used to distribute their products.

Revenues by product are as follows:

	Three Months
	Ended March 31,
	2010	2011

Storage services fees	$21,356	$21,883
Throughput fees	5,158	6,593
Ancillary services fees	1,228	1,479

Total	$27,742	$29,955

13.	Contingencies

Contingencies

Litigation.  From time to time, the Partnerships may become a party to certain claims or legal complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of the potential or existing claims and complaints will not have a material adverse effect on our financial position, results of operations or cash flows.

Environmental Liabilities.  We may experience releases of crude oil, petroleum products and fuels, liquid petroleum gas or other contaminants into the environment, or discover past releases that were previously unidentified. Although we maintain an inspection program designed to prevent and, as applicable, to detect and address such releases promptly, damages and liabilities incurred due to any such environmental releases from our assets may affect our business. As of March 31, 2011, we have not identified any material environmental obligations.

Other.  Our liquid storage and transport systems may experience damage as a result of an accident, natural disaster or terrorist activity. These hazards can cause personal injury and loss of life, severe damage to and destruction of property, and equipment, pollution or environmental damage and suspension of operations. We maintain insurance of various types that we consider adequate to cover our operations and properties. The insurance covers our assets in amounts considered reasonable. The insurance policies are subject to deductibles that we consider reasonable and not excessive. Our insurance does not cover every potential risk associated with operating our facilities, including the potential loss of significant revenues.

The occurrence of a significant event not fully insured, indemnified or reserved against, or the failure of a party to meet its indemnification obligations, could materially and adversely affect our operations and financial condition.

APPENDIX A

FORM OF

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

OILTANKING PARTNERS, L.P.

ARTICLE I DEFINITIONS
Section 1.1	Definitions	A-6
Section 1.2	Construction	A-22

ARTICLE II ORGANIZATION
Section 2.1	Formation	A-23
Section 2.2	Name	A-23
Section 2.3	Registered Office; Registered Agent; Principal Office; Other Offices	A-23
Section 2.4	Purpose and Business	A-23
Section 2.5	Powers	A-23
Section 2.6	Term	A-23
Section 2.7	Title to Partnership Assets	A-24

ARTICLE III RIGHTS OF LIMITED PARTNERS
Section 3.1	Limitation of Liability	A-24
Section 3.2	Management of Business	A-24
Section 3.3	Outside Activities of the Limited Partners	A-24
Section 3.4	Rights of Limited Partners.	A-23

ARTICLE IV CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS
Section 4.1	Certificates	A-25
Section 4.2	Mutilated, Destroyed, Lost or Stolen Certificates	A-25
Section 4.3	Record Holders	A-26
Section 4.4	Transfer Generally	A-26
Section 4.5	Registration and Transfer of Limited Partner Interests	A-26
Section 4.6	Transfer of the General Partner’s General Partner Interest	A-27
Section 4.7	Restrictions on Transfers	A-28
Section 4.8	Eligibility Certificates; Ineligible Holders	A-28
Section 4.9	Redemption of Partnership Interests of Ineligible Holders	A-29

ARTICLE V CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS
Section 5.1	Organizational Contributions	A-30
Section 5.2	Contributions by the General Partner and its Affiliates	A-30
Section 5.3	Contributions by Initial Limited Partners	A-31
Section 5.4	Interest and Withdrawal	A-31
Section 5.5	Capital Accounts	A-31
Section 5.6	Issuances of Additional Partnership Interests	A-33
Section 5.7	Conversion of Subordinated Units	A-34
Section 5.8	Limited Preemptive Right	A-34
Section 5.9	Splits and Combinations	A-34
Section 5.10	Fully Paid and Non-Assessable Nature of Limited Partner Interests	A-35

FIRST AMENDED AND RESTATED AGREEMENT
OF LIMITED PARTNERSHIP OF OILTANKING PARTNERS, L.P.

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF OILTANKING PARTNERS, L.P. dated as of          , 2011, is entered into by and among OTLP GP, LLC, a Delaware limited liability company, as the General Partner, and the Initial Limited Partners (as defined herein), together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Definitions.  The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period. With respect to a Disposed of Adjusted Property, the Additional Book Basis Derivative items shall be the amount of Additional Book Basis taken into account in computing gain or loss from the disposition of such Disposed of Adjusted Property.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each taxable period of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such taxable period, are reasonably expected to be allocated to such Partner in subsequent taxable periods under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such taxable period, are reasonably expected to be made to such Partner in subsequent taxable periods in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the taxable period in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Adjusted Operating Surplus” means, with respect to any period, (a) Operating Surplus generated with respect to such period; (b) less (i) the amount of any net increase in Working Capital Borrowings (or the Partnership’s proportionate share of any net increase in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to that period; and (ii) the amount of any net decrease in cash reserves (or the Partnership’s proportionate share of any net decrease in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period; and (c) plus (i) the amount of any net decrease in Working Capital Borrowings (or the Partnership’s proportionate share of any net decrease in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to that period; (ii) the amount of any net increase in cash reserves (or the Partnership’s proportionate share of any net increase in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium; and (iii) any net decrease made in subsequent periods in cash reserves for Operating Expenditures initially established with respect to such period to the extent such decrease results in a reduction in Adjusted Operating Surplus in subsequent periods pursuant to clause (b)(ii) above. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Quantity of IDR Reset Common Units” is defined in Section 5.11(a).

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of any Contributed Property means the fair market value of such property at the time of contribution and in the case of an Adjusted Property, the fair market value of such Adjusted Property on the date of the revaluation event as described in Section 5.5(d), in both cases as determined by the General Partner.

“Agreement” means this First Amended and Restated Agreement of Limited Partnership of Oiltanking Partners, L.P., as it may be amended, supplemented or restated from time to time.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of (i) all cash and cash equivalents (including amounts available for working capital purposes under a credit facility, commercial paper facility or other similar financing arrangement) of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter, and (ii) if the General Partner so determines, all or any portion of any additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

(b) the amount of any cash reserves established by the General Partner (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters;

provided, however, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Board of Directors” means the board of directors of the General Partner.

“Book Basis Derivative Items” means any item of income, deduction, gain or loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

“Book-Down Event” means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for U.S. federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with U.S. federal income tax accounting principles.

“Book-Up Event” means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Texas shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the

Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions).

“Capital Improvement” means any (a) addition or improvement to the capital assets owned by any Group Member, (b) acquisition (through an asset acquisition, merger, stock acquisition or other form of investment) of existing, or the construction of new, capital assets, or (c) capital contribution by a Group Member to a Person that is not a Subsidiary, in which a Group Member has, or after such capital contribution will have, an equity interest to fund the Group Member’s pro rata share of the cost of the acquisition of existing, or the construction of new or the improvement of existing, capital assets, in each case if such addition, improvement, acquisition or construction is made to increase the long-term operating capacity or operating income of the Partnership Group from the long-term operating capacity or operating income of the Partnership Group, in the case of clauses (a) and (b), or such Person, in the case of clause (c), from that existing immediately prior to such addition, improvement, acquisition or construction.

“Capital Surplus” means Available Cash distributed by the Partnership in excess of Operating Surplus, as described in Section 6.3(a).

“Carrying Value” means (a) with respect to a Contributed Property or an Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ Capital Accounts in respect of such property, and (b) with respect to any other Partnership property, the adjusted basis of such property for U.S. federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Section 5.5(d) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means a certificate in such form (including in global form if permitted by applicable rules and regulations) as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Partnership Interests. The initial form of certificate approved by the General Partner for Common Units is attached as Exhibit A to this Agreement.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Citizenship Eligibility Trigger” is defined in Section 4.8(a)(ii).

“claim” (as used in Section 7.12(c)) is defined in Section 7.12(c).

“Closing Date” means the first date on which Common Units are issued and delivered by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal National Securities Exchange on which the respective Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the primary reporting system then in use in relation to such Limited Partner Interests of such class, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such

Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” is defined in Section 11.3(a).

“Commences Commercial Service” means a Capital Improvement is first put into commercial service by a Group Member following completion of construction and testing, as applicable.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Interest representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not refer to or include any Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, with respect to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

“Conflicts Committee” means a committee of the Board of Directors composed entirely of two or more directors, each of whom (a) is not an officer or employee of the General Partner (b) is not an officer or employee of any Affiliate of the General Partner or a director of any Affiliate of the General Partner (other than any Group Member), (c) is not a holder of any ownership interest in the General Partner or any of its Affiliates, including any Group Member, other than Common Units and awards that are granted to such director under the Long-Term Incentive Plan and (d) meets the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which any class of Partnership Interests is listed or admitted to trading.

“Contributed Property” means each property, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of [          ], 2011, among the General Partner, the Partnership, OTA, OTB Holdco and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum of the Common Unit Arrearages with respect to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

“Current Market Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Deferred Issuance and Distribution” means both (a) the issuance by the Partnership of a number of additional Common Units that is equal to the excess, if any, of (x) [          ] over (y) the aggregate number, if any, of Common Units actually purchased by and issued to the Underwriters pursuant to the Over-Allotment Option on the Option Closing Date(s), and (b) a distribution of any cash contributed by the Underwriters to the Partnership on or in connection with any Option Closing Date with respect to Common Units issued by the Partnership upon the applicable exercise of the Over-Allotment Option as described in Section 5.3(b), if any.

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

“Disposed of Adjusted Property” is defined in Section 6.1(d)(xii)(B).

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligibility Certificate” is defined in Section 4.8(b).

“Eligible Holder” means a Limited Partner whose (a) U.S. federal income tax status would not, in the determination of the General Partner, have the material adverse effect described in Section 4.9(a)(i) or (b) nationality, citizenship or other related status would not, in the determination of the General Partner, create a substantial risk of cancellation or forfeiture as described in Section 4.9(a)(ii).

“Estimated Incremental Quarterly Tax Amount” is defined in Section 6.8.

“Estimated Maintenance Capital Expenditures” means an estimate made in good faith by the Board of Directors (with the concurrence of the Conflicts Committee) of the average quarterly Maintenance Capital Expenditures that the Partnership will need to incur over the long term to maintain the operating capacity of the Partnership Group (including the Partnership’s proportionate share of the average quarterly Maintenance Capital Expenditures of its Subsidiaries that are not wholly owned) existing at the time the estimate is made. The Board of Directors (with the concurrence of the Conflicts Committee) will be permitted to make such estimate in any manner it determines reasonable. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of future Estimated Maintenance Capital Expenditures. The Partnership shall disclose to its Partners any change in the amount of Estimated Maintenance Capital Expenditures in its reports made in accordance with Section 8.3 to the extent not previously disclosed. Any adjustments to Estimated Maintenance Capital Expenditures shall be prospective only.

“Event of Withdrawal” is defined in Section 11.1(a).

“Excess Additional Book Basis” is defined in the definition of Additional Book Basis Derivative Items.

“Excess Distribution” is defined in Section 6.1(d)(iii)(A).

“Excess Distribution Unit” is defined in Section 6.1(d)(iii)(A).

“Expansion Capital Expenditures” means cash expenditures for Capital Improvements, and shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest (and related fees) on debt incurred to finance the construction of a Capital Improvement and paid in respect of the period beginning on the date that a Group Member enters into a binding obligation to commence construction of a Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service and the date that such Capital Improvement is abandoned or disposed of. Debt incurred to fund such construction period interest payments or to fund distributions in respect of equity issued (including incremental Incentive Distributions related thereto) to fund the construction of a Capital Improvement as described in clause (a)(iv) of the definition of Operating Surplus shall also be deemed to be debt incurred to finance the construction of a Capital Improvement. Where capital expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

“Final Subordinated Units” is defined in Section 6.1(d)(x)(A).

“First Liquidation Target Amount” is defined in Section 6.1(c)(i)(D).

“First Target Distribution” means $0.388125 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.8.

“Fully Diluted Weighted Average Basis” means, when calculating the number of Outstanding Units for any period, a basis that includes (1) the weighted average number of Outstanding Units plus (2) all Partnership Interests and options, rights, warrants, phantom units and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, each case that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or the Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7, such Partnership Interests, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

“General Partner” means OTLP GP, LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in their capacities as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the interest of the General Partner in the Partnership (in its capacity as a general partner and without reference to any Limited Partner Interest held by it) and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction.

“Group” means a Person that with or through any of its Affiliates or Associates has any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Hedge Contract” means any exchange, swap, forward, cap, floor, collar, option or other similar agreement or arrangement entered into for the purpose of reducing the exposure of the Partnership Group to fluctuations in interest rates or the price of hydrocarbons, other than for speculative purposes.

“Holder” as used in Section 7.12, is defined in Section 7.12(a).

“IDR Reset Common Unit” is defined in Section 5.11(a).

“IDR Reset Election” is defined in Section 5.11(a).

“Incentive Distribution Right” means a Limited Partner Interest having the rights and obligations specified with respect to Incentive Distribution Rights in this Agreement.

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Section 6.4.

“Incremental Income Taxes” is defined in Section 6.8.

“Indemnified Persons” is defined in Section 7.12(c).

“Indemnitee” means (a) any General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of any Group Member, a General Partner, any Departing General Partner or any of their respective Affiliates, (e) any Person who is or was serving at the request of a General Partner, any Departing General Partner or any of their respective Affiliates as an officer, director, manager, managing member, general partner, employee, agent, fiduciary or trustee of another Person owing a fiduciary or similar duty to any Group Member; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, (f) any Person who controls a General Partner or Departing General Partner and (g) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement because such Person’s service, status or relationship exposes such Person to potential claims, demands, actions, suits or proceedings relating to the Partnership Group’s business and affairs.

“Ineligible Holder” is defined in Section 4.8(c).

“Initial Common Units” means the Common Units sold in the Initial Offering.

“Initial Limited Partners” means OTA and OTB Holdco (with respect to the Common Units and Subordinated Units received by them pursuant to Section 5.2), the General Partner (with respect to the Incentive Distribution Rights) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

“Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement, including any Common Units issued pursuant to the exercise of the Over-Allotment Option.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account or for a deferred purchase price in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters in the Initial Offering) and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

“Investment Capital Expenditures” means capital expenditures other than Maintenance Capital Expenditures and Expansion Capital Expenditures.

“Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.

“Limited Partner” means, unless the context otherwise requires, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“LTIP” means the Long-Term Incentive Plan of the General Partner, as may be amended, or any equity compensation plan successor thereto.

“Maintenance Capital Expenditures” means cash expenditures (including expenditures for the addition or improvement to or replacement of the capital assets owned by any Group Member or for the acquisition of existing, or the construction or development of new, capital assets) if such expenditures are made to maintain the long-term operating capacity of the Partnership Group. Maintenance Capital Expenditures shall include interest (and related fees) on debt incurred and distributions in respect of equity issued, other than equity issued in the Initial Offering, in each case, to finance the construction or development of a replacement asset and paid in respect of the period beginning on the date that a Group Member enters into a binding obligation to commence constructing or developing a replacement asset and ending on the earlier to occur of the date that such replacement asset Commences Commercial Service and the date that such replacement asset is abandoned or disposed of. Debt incurred to pay or equity issued, other than equity issued in the Initial Offering, to fund construction or development period interest payments, or such construction or development period distributions in respect of equity, shall also be deemed to be debt or equity, as the case may be, incurred to finance the construction or development of a replacement asset and the incremental Incentive Distributions paid relating to newly issued equity shall be deemed to be distributions paid on equity issued to finance the construction or development of a replacement asset.

“Merger Agreement” is defined in Section 14.1.

“Minimum Quarterly Distribution” means $0.3375 per Unit per Quarter (or with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.8.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) (or successor to such Section) of the Securities Exchange Act) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liability either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5 but shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5 but shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, for any taxable period, the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5) that are (a) recognized (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) deemed recognized by the Partnership pursuant to Section 5.5(d); provided, however, the items included in the determination of Net Termination Gain shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Net Termination Loss” means, for any taxable period, the sum, if negative, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5) that are (a) recognized (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) deemed recognized by the Partnership pursuant to Section 5.5(d); provided, however, items included in the determination of Net Termination Loss shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 6.2(b) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice of Election to Purchase” is defined in Section 15.1(b).

“Notional General Partner Units” means notional units used solely to calculate the General Partner’s Percentage Interest. Notional General Partner Units shall not constitute “Units” for any purpose of this Agreement. There shall initially be 777,471 Notional General Partner Units (resulting in the General Partner’s Percentage Interest being 2% after giving effect to any exercise of the Over-Allotment Option and the Deferred Issuance and Distribution). If the General Partner makes additional Capital Contributions pursuant to Section 5.2(b) to maintain its Percentage Interest, the number of Notional General Partner Units shall be increased proportionally to reflect the maintenance of such Percentage Interest.

“Operating Expenditures” means all Partnership Group cash expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, reimbursements of expenses of the General Partner and its Affiliates, payments made in the ordinary course of business under any Hedge Contracts, officer compensation, repayment of Working Capital Borrowings, debt service payments and Estimated Maintenance Capital Expenditures, subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of “Operating Surplus” shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) actual Maintenance Capital Expenditures, (iii) Investment Capital Expenditures, (iv) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (v) distributions to Partners, or (vi) repurchases of Partnership Interests, other than repurchases of Partnership Interests to satisfy obligations under employee benefit plans, or reimbursements of expenses of the General Partner for such purchases. Where capital expenditures are made in part for Maintenance Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each; and

(d) (i) payments made in connection with the initial purchase of any Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to its stipulated settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled term of such Hedge Contract had it not been so terminated.

“Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $30 million, (ii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and provided that cash receipts from the termination of any Hedge Contract prior to its stipulated settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled life of such Hedge Contract had it not been so terminated, (iii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, and (iv) the amount of cash distributions paid (including incremental Incentive Distributions) in respect of equity issued, other than equity issued in the Initial Offering, to finance all or a portion of the construction, acquisition or improvement of a Capital Improvement or replacement of a capital asset and paid in respect of the period beginning on the date that the Group Member enters into a binding obligation to commence the construction, acquisition or improvement of a Capital Improvement or replacement of a capital asset and ending on the earlier to occur of the date the Capital Improvement or replacement capital asset Commences Commercial Service and the date that it is abandoned or disposed of (equity issued, other than equity issued in the Initial Offering, to fund the construction period interest payments on debt incurred, or construction period distributions on equity issued, to finance the construction, acquisition or improvement of a Capital Improvement or replacement of a capital asset shall also be deemed to be equity issued to finance the construction, acquisition or improvement of a Capital Improvement or replacement of a capital asset for purposes of this clause (iv)), less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves established by the General Partner (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to provide funds for future Operating Expenditures, (iii) all Working Capital Borrowings not repaid within 12 months after having been incurred and (iv) any cash loss realized on disposition of an Investment Capital Expenditure;

provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero. Cash receipts from an Investment Capital Expenditure shall be treated as cash receipts only to the extent they are a return on principal, but in no event shall a return of principal be treated as cash receipts.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

“Organizational Limited Partner” means OTA, in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“OTA” means Oiltanking Holding Americas, Inc., a Delaware corporation.

“OTB Holdco” means OTB Holdco, LLC, a Delaware limited liability company.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Interests of any class then Outstanding, none of the Partnership Interests owned by such Person or Group shall be entitled to be voted on any matter or be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class then Outstanding directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Interests issued by the Partnership provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply.

“Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Oiltanking Partners, L.P., a Delaware limited partnership.

“Partnership Group” means, collectively, the Partnership and its Subsidiaries.

“Partnership Interest” means any class or series of equity interest in the Partnership , which shall include any General Partner Interest and Limited Partner Interests but shall exclude any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

“Percentage Interest” means as of any date of determination (a) as to the General Partner, with respect to the General Partner Interest (calculated based upon a number of Notional General Partner Units), and as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Notional General Partner Units deemed held by the General Partner or the number of Units held by such Unitholder, as the case may be, by (B) the total number of Outstanding Units and Notional General Partner Units, and (b) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any class of Units held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

“Potential OTA Financial Support” means the following forms of potential financial support from OTA or its affiliates, as applicable:

(a) the Partnership’s issuance of Common Units to OTA or any of its Affiliates at a price per common unit of no less than 95% of the average of the daily Closing Prices per Common Unit for the 10 consecutive Trading Days immediately prior to the date on which the Partnership enters into a definitive written agreement to issue such Common Units;

(b) the Partnership’s borrowing of funds from OTA or any of its Affiliates on terms that include a tenor of at least one year and no more than 10 years and a fixed rate of interest that is no more than 200 basis points higher than the corresponding base rate, which is LIBOR for one year maturities and the USD Swap Rate for maturities of greater than one year and up to 10 years; and

(c) the provision by OTA or any of its Affiliates to any member of the Partnership Group of any guaranties or trade credit support to support the ongoing operations of the Partnership Group; provided, that (i) the pricing of any such guaranties or trade credit support is no more than 100 basis points per annum and (ii) any such guaranties or trade credit support are limited to ordinary course obligations of members of the Partnership Group and do not extend to indebtedness for borrowed money or other obligations that could be characterized as debt.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners and Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the fiscal quarter of the Partnership that commences immediately after the Closing Date, the portion of such fiscal quarter after the Closing Date.

“Rate Eligibility Trigger” is defined in Section 4.8(a)(i).

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) with respect to Partnership Interests of any class of Partnership Interests for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered on the books of the Transfer Agent as of the closing of business on a particular Business Day, or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the closing of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9.

“Registration Statement” means the Registration Statement on Form S-1 (Registration No. 333-173199) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Interest), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net

Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

“Reset MQD” is defined in Section 5.11(e).

“Reset Notice” is defined in Section 5.11(b).

“Second Liquidation Target Amount” is defined in Section 6.1(c)(i)(E).

“Second Target Distribution” means $0.421875 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.8.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (in respect of the General Partner Interest), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

“Special Approval” means approval by a majority of the members of the Conflicts Committee.

“Subordinated Unit” means a Partnership Interest representing a fractional part of the Partnership Interests of all Limited Partners and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not refer to or include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

“Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending September 30, 2014 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of (I) the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, and (II) the General Partner Interest, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on (I) all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units and (II) the General Partner Interest, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-

Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the (I) Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units and (II) General Partner Interest, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages;

(b) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of (I) the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, and (II) the General Partner Interest, in each case with respect to the four-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of (I) the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units and (II) the General Partner Interest, in each case in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of (I) the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, (II) the General Partner Interest, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis and (III) and the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages; and

(c) the first date on which there are no longer outstanding any Subordinated Units due to the conversion of Subordinated Units into Common Units pursuant to Section 5.7 or otherwise.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner of such partnership, but only if such Person, directly or by one or more Subsidiaries of such Person, or a combination thereof, controls such partnership at the date of determination or (c) any other Person in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Surviving Business Entity” is defined in Section 14.2(b)(ii).

“Target Distribution” means each of the Minimum Quarterly Distribution, the First Target Distribution, Second Target Distribution and Third Target Distribution.

“Third Target Distribution” means $0.50625 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.8.

“Trading Day” means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“transfer” is defined in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the Partnership to act as registrar and transfer agent for any class of Partnership Interests; provided, that if no Transfer Agent is specifically designated for any class of Partnership Interests, the General Partner shall act in such capacity.

“Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means that certain Underwriting Agreement, dated as of [          ], 2011, among the Underwriters, the Partnership, the General Partner and the other parties thereto, providing for the purchase of Common Units by the Underwriters.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units and Subordinated Units but shall not include (i) the General Partner Interest or (ii) Incentive Distribution Rights.

“Unitholders” means the holders of Units.

“Unit Majority” means (i) during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), voting as a class, and at least a majority of the Outstanding Subordinated Units, voting as a class, and (ii) after the end of the Subordination Period, at least a majority of the Outstanding Common Units.

“Unpaid MQD” is defined in Section 6.1(c)(i)(B).

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“Unrecovered Initial Unit Price” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

“Unrestricted Person” means (a) each Indemnitee, (b) each Partner, (c) each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, a General Partner or any Departing General Partner or any Affiliate of any Group Member, a General Partner or any Departing General Partner and (d) any Person the General Partner designates as an “Unrestricted Person” for purposes of this Agreement.

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“Withdrawal Opinion of Counsel” is defined in Section 11.1(b).

“Working Capital Borrowings” means borrowings used solely for working capital purposes or to pay distributions to Partners, made pursuant to a credit facility, commercial paper facility or other similar financing arrangement; provided that when incurred it is the intent of the borrower to repay such borrowings within 12 months from sources other than additional Working Capital Borrowings.

Section 1.2  Construction.  Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include”, “includes”, “including” and words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof”, “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1  Formation.  The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act.

Section 2.2  Name.  The name of the Partnership shall be “Oiltanking Partners, L.P.”. The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” the letters “L.P.,” or “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3  Registered Office; Registered Agent; Principal Office; Other Offices.  Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 15361 Jacintoport Blvd., Houston, Texas 77015, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 15361 Jacintoport Blvd., Houston, Texas 77015, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4  Purpose and Business.  The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would be reasonably likely to cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may, in its sole discretion, decline to propose or approve, the conduct by the Partnership of any business.

Section 2.5  Powers.  The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6  Term.  The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7  Title to Partnership Assets.  Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof.

Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1  Limitation of Liability.  The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2  Management of Business.  No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. All actions taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participating in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3  Outside Activities of the Limited Partners.  Subject to the provisions of Section 7.5, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, each Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4  Rights of Limited Partners.

(a) In addition to other rights provided by this Agreement or by applicable law (other than Section 17-305(a) of the Delaware Act, the obligations of which are expressly replaced in their entirety by the provisions below), and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose that is reasonably related, as determined by the General Partner, to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand and at such Limited Partner’s own expense to obtain:

(i) true and full information regarding the status of the business and financial condition of the Partnership (provided that the requirements of this Section 3.4(a)(i) shall be satisfied to the extent the Limited Partner is furnished the Partnership’s most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the Commission pursuant to Section 13 of the Exchange Act);

(ii) a current list of the name and last known business, residence or mailing address of each Record Holder;

(iii) a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed; and

(iv) such other information regarding the affairs of the Partnership as the General Partner determines is just and reasonable.

(b) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;
REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1  Certificates.  Notwithstanding anything otherwise to the contrary herein, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by certificates. Certificates that may be issued shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Chief Financial Officer or the Secretary or any Assistant Secretary of the General Partner. No Certificate for a class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent for such class of Partnership Interests; provided, however, that if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.7(c), if Common Units are evidenced by Certificates, on or after the date on which Subordinated Units are converted into Common Units pursuant to the terms of Section 5.7, the Record Holders of such Subordinated Units (i) if the Subordinated Units are evidenced by Certificates, may exchange such Certificates for Certificates evidencing Common Units or (ii) if the Subordinated Units are not evidenced by Certificates, shall be issued Certificates evidencing Common Units.

Section 4.2  Mutilated, Destroyed, Lost or Stolen Certificates

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the

Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3  Record Holders.  The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) bound by this Agreement and shall have the rights and obligations of a Partner, as the case may be, hereunder as, and to the extent, provided herein.

Section 4.4  Transfer Generally

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall mean a transaction (i) by which the General Partner assigns its General Partner Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, excluding a pledge, encumbrance, hypothecation or mortgage but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be, to the fullest extent permitted by law, null and void.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of any Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in such Partner and the term “transfer” shall not mean any such disposition.

Section 4.5  Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests.

(b) The Partnership shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions hereof, the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(c) By acceptance of the transfer of any Limited Partner Interests in accordance with this Section 4.5 and except as provided in Section 4.8, each transferee of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(d) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.7, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment of this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests shall be freely transferable.

(e) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units, Common Units and Incentive Distribution Rights to one or more Persons.

Section 4.6  Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(c) below, prior to September 30, 2021, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b) Subject to Section 4.6(c) below, on or after September 30, 2021, the General Partner may at its option transfer all or any part of its General Partner Interest without Unitholder approval.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability under the Delaware Act of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest held by the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7  Restrictions on Transfers.

(a) Notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed).

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it determines, with the advice of counsel, that such restrictions are necessary or advisable to (i) avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for U.S. federal income tax purposes or (ii) preserve the uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7.

(d) Nothing contained in this Agreement, other than Section 4.7(a), shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

Section 4.8  Eligibility Certificates; Ineligible Holders.

(a) If at any time the General Partner determines, with the advice of counsel, that:

(i) the U.S. federal income tax status (or lack of proof of the U.S. federal income tax status) of one or more Limited Partners has or is reasonably likely to have a material adverse effect on the rates that can be charged to customers by any Group Member on assets that are subject to regulation by the Federal Energy Regulatory Commission or analogous regulatory body (a “Rate Eligibility Trigger”); or

(ii) any Group Member is subject to any federal, state or local law or regulation that would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Partner (a “Citizenship Eligibility Trigger”);

then, the General Partner may adopt such amendments to this Agreement as it determines to be necessary or advisable to (x) in the case of a Rate Eligibility Trigger, obtain such proof of the U.S. federal income tax status of the Limited Partners and, to the extent relevant, their beneficial owners, as the General Partner determines to be necessary to establish those Limited Partners whose U.S. federal income tax status does not or would not have a material adverse effect on the rates that can be charged to customers by any Group Member or (y) in the case of a Citizenship Eligibility Trigger, obtain such proof of the nationality, citizenship or other related status of the Partner (or, if the Partner is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner determines to be necessary to establish those Partners whose status as Partners does not or would not subject any Group Member to a significant risk of cancellation or forfeiture of any of its properties or interests therein.

(b) Such amendments may include provisions requiring all Partners to certify as to their (and their beneficial owners’) status as Eligible Holders upon demand and on a regular basis, as determined by the General Partner, and may require transferees of Units to so certify prior to being admitted to the Partnership as a Partner (any such required certificate, an “Eligibility Certificate”).

(c) Such amendments may provide that any Partner who fails to furnish to the General Partner within a reasonable period requested proof of its (and its beneficial owners’) status as an Eligible Holder or if upon receipt of such Eligibility Certificate or other requested information the General Partner determines that a Partner is not an Eligible Holder (such a Partner, an “Ineligible Holder”), the Partnership Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.9. In addition, the General Partner shall be substituted for all Limited Partners that are Ineligible Holders as the Partner in respect of the Ineligible Holder’s Partnership Interests.

(d) The General Partner shall, in exercising voting rights in respect of Partnership Interests held by it on behalf of Ineligible Holders, distribute the votes in the same ratios as the votes of Partners (including the General Partner and its Affiliates) in respect of Partnership Interests other than those of Ineligible Holders are cast, either for, against or abstaining as to the matter.

(e) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Ineligible Holder of his Partnership Interest (representing his right to receive his share of such distribution in kind).

(f) At any time after he can and does certify that he has become an Eligible Holder, an Ineligible Holder may, upon application to the General Partner, request that with respect to any Partnership Interests of such Ineligible Holder not redeemed pursuant to Section 4.9, such Ineligible Holder be admitted as a Partner, and upon approval of the General Partner, such Ineligible Holder shall be admitted as a Partner and shall no longer constitute an Ineligible Holder and the General Partner shall cease to be deemed to be the Partner in respect of such Ineligible Holder’s Partnership Interests.

Section 4.9  Redemption of Partnership Interests of Ineligible Holders.

(a) If at any time a Partner fails to furnish an Eligibility Certificate or other information requested within the period of time specified in amendments adopted pursuant to Section 4.8, or if upon receipt of such Eligibility Certificate or other information the General Partner determines, with the advice of counsel, that a Partner is not an Eligible Holder, the Partnership may, unless the Partner establishes to the satisfaction of the General Partner that such Partner is an Eligible Holder or has transferred his Partnership Interests to a Person who is an Eligible Holder and who furnishes an Eligibility Certificate to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Partner, at his last address designated on the records of the Partnership or the Transfer Agent, as applicable, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificate evidencing the Redeemable Interests) and that on and after the date fixed for redemption no further allocations or distributions to which the Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Partnership Interests of the class to be so redeemed multiplied by the number of Partnership Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 8% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Partner or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Partner at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Partnership Interests.

(b) The provisions of this Section 4.9 shall also be applicable to Partnership Interests held by a Partner as nominee of a Person determined to be an Ineligible Holder.

(c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Partnership Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Partnership Interest certifies to the satisfaction of the General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1  Organizational Contributions.  In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00 in exchange for a General Partner Interest equal to a 2% Percentage Interest and was admitted as the General Partner of the Partnership. The Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00 in exchange for a Limited Partner Interest equal to a 98% Percentage Interest and was admitted as a Limited Partner of the Partnership. As of the Closing Date, and effective with the admission of another Limited Partner to the Partnership, the interests of the Organizational Limited Partner shall be redeemed as provided in the Contribution Agreement and the initial Capital Contributions of (i) the Organizational Limited Partner and (ii) the General Partner will be refunded. Ninety-eight percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions will be allocated and distributed to the Organizational Limited Partner, and the balance thereof will be allocated and distributed to the General Partner.

Section 5.2  Contributions by the General Partner and its Affiliates.

(a) On the Closing Date and pursuant to the Contribution Agreement: (i) the General Partner shall contribute to the Partnership, as a Capital Contribution, the GP Contribution (as defined in the Contribution Agreement) in exchange for the continuation of its General Partner Interest equal to a 2% Percentage Interest (after giving effect to any exercise of the Over-Allotment Option and the Deferred Issuance and Distribution), subject to all of the rights, privileges and duties of the General Partner under this Agreement, (ii) the Partnership shall issue to the General Partner the Incentive Distribution Rights, (iii) OTA shall contribute to the Partnership, as a Capital Contribution, the OTA Contribution (as defined in the Contribution Agreement), (iv) the Partnership will issue to OTA [          ] Common Units, [          ] Subordinated Units and the right to receive the Deferred Issuance and Distribution, (v) OTB Holdco shall contribute to the Partnership, as a Capital Contribution, the OTB Holdco Contribution (as defined in the Contribution Agreement) and (vi) the Partnership will issue to OTB Holdco [          ] Common Units and [          ] Subordinated Units.

(b) Upon the issuance of any Limited Partner Interests by the Partnership (other than the Common Units issued in the Initial Offering, the Common Units and Subordinated Units issued pursuant to Section 5.2(a) (including any Common Units issued pursuant to the Deferred Issuance and Distribution), the Common Units issued upon conversion of the Subordinated Units and any Common Units issued pursuant to Section 5.11), the General Partner may, in order to maintain its Percentage Interest, make additional Capital Contributions in an amount equal to the product obtained by multiplying (i) the quotient determined by dividing (A) the

General Partner’s Percentage Interest by (B) 100 less the General Partner’s Percentage Interest times (ii) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in Section 12.8, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

Section 5.3  Contributions by Initial Limited Partners.

(a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(b) Upon the exercise, if any, of the Over-Allotment Option, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

Section 5.4  Interest and Withdrawal.  No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon liquidation of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5  Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership

Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction that is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned by (x) any other Group Member that is classified as a partnership for U.S. federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for U.S. federal income tax purposes of which a Group Member is, directly or indirectly, a partner, member or other equity holder.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code that may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for U.S. federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the property’s Carrying Value as of such date.

(v) Any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property or Adjusted Property shall be determined under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment.

(vi) The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership).

(c) (i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii) Subject to Section 6.7(c), immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or retained converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred Subordinated Units or transferred converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

(d) (i) Consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services, or the conversion of the Combined Interest to Common Units pursuant to Section 11.3(b), the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated among the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated; provided, however, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, or in the event of an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may determine that it is appropriate to first determine an aggregate value for the Partnership, based on the current trading price of the Common Units, and taking fully into account the fair market value of the Partnership Interests of all Partners at such time, and then allocate such aggregate value among the individual properties of the Partnership (in such manner as it determines appropriate).

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated among the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual or deemed distribution other than a distribution made pursuant to Section 12.4, be determined in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined by the Liquidator using such method of valuation as it may adopt.

Section 5.6  Issuances of Additional Partnership Interests.

(a) The Partnership may issue additional Partnership Interests and options, rights, warrants and appreciation rights relating to the Partnership Interests for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Interest (including sinking fund provisions); (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest; and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and options, rights, warrants and appreciation rights relating to Partnership Interests pursuant to this Section 5.6, including Common Units issued in connection with the Deferred Issuance and Distribution, (ii) the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, (iii) the issuance of Common Units pursuant to Section 5.11, (iv) reflecting admission of such additional Limited Partners in the books and records of the Partnership as the Record Holder of such Limited Partner Interest and (v) all additional issuances of Partnership Interests. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership

Interests being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or in connection with the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

(d) No fractional Units shall be issued by the Partnership.

Section 5.7  Conversion of Subordinated Units.

(a) All of the Subordinated Units shall convert into Common Units on a one-for-one basis on the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Subordination Period.

(b) The Subordinated Units may also convert into Common Units pursuant to the terms of Section 11.4.

(c) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7.

Section 5.8  Limited Preemptive Right.  Except as provided in this Section 5.8 and in Section 5.2 or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests.

Section 5.9  Splits and Combinations.

(a) Subject to Section 5.9(d), the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units are proportionately adjusted retroactive to the beginning of the Partnership.

(b) Whenever such a distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.6(d) and this Section 5.9(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.10  Fully Paid and Non-Assessable Nature of Limited Partner Interests.  All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 or 17-804 of the Delaware Act.

Section 5.11  Issuance of Common Units in Connection with Reset of Incentive Distribution Rights.

(a) Subject to the provisions of this Section 5.11, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right, at any time when there are no Subordinated Units outstanding and the Partnership has made a distribution pursuant to Section 6.4(b)(v) for each of the four most recently completed Quarters and the amount of each such distribution did not exceed Adjusted Operating Surplus for such Quarter, to make an election (the “IDR Reset Election”) to cause the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their respective proportionate share of a number of Common Units (the “IDR Reset Common Units”) derived by dividing (i) the average amount of cash distributions made by the Partnership for the two full Quarters immediately preceding the giving of the Reset Notice (as defined in Section 5.11(b)) in respect of the Incentive Distribution Rights by (ii) the average of the cash distributions made by the Partnership in respect of each Common Unit for the two full Quarters immediately preceding the giving of the Reset Notice (the “Reset MQD”) (the number of Common Units determined by such quotient is referred to herein as the “Aggregate Quantity of IDR Reset Common Units”). The Percentage Interest of the General Partner, with respect to the General Partner Interest, after the issuance of the Aggregate Quantity of IDR Reset Common Units shall equal the Percentage Interest of the General Partner, with respect to the General Partner Interest, prior to the issuance of the Aggregate Quantity of IDR Reset Common Units and the General Partner shall not be obligated to make any additional Capital Contribution to the Partnership in order to maintain its Percentage Interest in connection therewith. The making of the IDR Reset Election in the manner specified in Section 5.11(b) shall cause the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive Common Units on the basis specified above, without any further approval required by the General Partner or the Unitholders, at the time specified in Section 5.11(c) unless the IDR Reset Election is rescinded pursuant to Section 5.11(d).

(b) To exercise the right specified in Section 5.11(a), the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall deliver a written notice (the “Reset Notice”) to the Partnership. Within 10 Business Days after the receipt by the Partnership of such Reset Notice, the Partnership shall deliver a written notice to the holder or holders of the Incentive Distribution Rights of the Partnership’s determination of the aggregate number of Common Units that each holder of Incentive Distribution Rights will be entitled to receive.

(c) The holder or holders of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of IDR Reset Common Units on the fifteenth Business Day after receipt by the Partnership of the Reset Notice; provided, however, that the issuance of Common Units to the holder or holders of the Incentive Distribution Rights shall not occur prior to the approval of the listing or admission for trading of such Common Units by the principal National Securities Exchange upon which the Common Units are then listed or admitted for trading if any such approval is required pursuant to the rules and regulations of such National Securities Exchange.

(d) If the principal National Securities Exchange upon which the Common Units are then traded has not approved the listing or admission for trading of the Common Units to be issued pursuant to this Section 5.11 on or before the 30th calendar day following the Partnership’s receipt of the Reset Notice and such approval is required by the rules and regulations of such National Securities Exchange, then the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right to either rescind the IDR Reset Election or elect to receive other Partnership Interests having such terms as the General Partner may approve, with the approval of the Conflicts Committee, that will provide (i) the same economic value, in the aggregate, as the Aggregate Quantity of IDR Reset Common Units would have had at the time of the Partnership’s receipt of the Reset Notice, as determined by the General Partner, and (ii) for the subsequent conversion (on terms acceptable to the National Securities Exchange upon which the Common Units are then traded) of such Partnership Interests into Common Units within not more than 12 months following the Partnership’s receipt of the Reset Notice upon the satisfaction of one or more conditions that are reasonably acceptable to the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights).

(e) The Target Distributions shall be adjusted at the time of the issuance of Common Units or other Partnership Interests pursuant to this Section 5.11 such that (i) the Minimum Quarterly Distribution shall be reset to equal to the Reset MQD, (ii) the First Target Distribution shall be reset to equal 115% of the Reset MQD, (iii) the Second Target Distribution shall be reset to equal 125% of the Reset MQD and (iv) the Third Target Distribution shall be reset to equal 150% of the Reset MQD.

(f) Upon the issuance of IDR Reset Common Units pursuant to Section 5.11(a), the Capital Account maintained with respect to the Incentive Distribution Rights shall (A) first, be allocated to IDR Reset Common Units in an amount equal to the product of (x) the Aggregate Quantity of IDR Reset Common Units and (y) the Per Unit Capital Amount for an Initial Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the holder of the Incentive Distributions Rights. In the event that there is not a sufficient Capital Account associated with the Incentive Distribution Rights to allocate the full Per Unit Capital Amount for an Initial Common Unit to the IDR Reset Common Units in accordance with clause (A) of this Section 5.11(f), the IDR Reset Common Units shall be subject to Sections 6.1(d)(x)(B) and (C).

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1  Allocations for Capital Account Purposes.  For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) for each taxable period shall be allocated among the Partners as provided herein below.

(a) Net Income.  Net Income for each taxable period (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Income for such taxable period) shall be allocated as follows:

(i) First, to the General Partner until the aggregate of the Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) and the Net Termination Gain allocated to the General Partner pursuant to Section 6.1(c)(i)(A) or Section 6.1(c)(iv)(A) for the current and all previous taxable periods is equal to the aggregate of the Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods and the Net Termination Loss allocated to the General Partner pursuant to Section 6.1(c)(ii)(D) or Section 6.1(c)(iii)(B) for the current and all previous taxable periods; and

(ii) The balance, if any, to the General Partner and the Unitholders, Pro Rata.

(b) Net Loss.  Net Loss for each taxable period (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Loss for such taxable period) shall be allocated as follows:

(i) First, to the General Partner and the Unitholders, Pro Rata; provided, that Net Loss shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account); and

(ii) The balance, if any, 100% to the General Partner.

(c) Net Termination Gains and Losses.  Net Termination Gain or Net Termination Loss for each taxable period shall be allocated in the manner set forth in this Section 6.1(c). All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Section 6.4 and Section 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i) Except as provided in Section 6.1(c)(iv), Net Termination Gain (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Gain) shall be allocated:

(A) First, to the General Partner until the aggregate of the Net Termination Gain allocated to the General Partner pursuant to this Section 6.1(c)(i)(A) or Section 6.1(c)(iv)(A) and the Net Income allocated to the General Partner pursuant to Section 6.1(a)(i) for the current and all previous taxable periods is equal to the aggregate of the Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods and the Net Termination Loss allocated to the General Partner pursuant to Section 6.1(c)(ii)(D) or Section 6.1(c)(iii)(B) for all previous taxable periods;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or Section 6.4(b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter referred to as the “Unpaid MQD”) and (3) any then existing Cumulative Common Unit Arrearage;

(C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit into a Common Unit, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Initial Unit Price, determined for the taxable period (or portion thereof) to which this allocation of gain relates, and (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(D) Fourth, to the General Partner and all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Unpaid MQD, (3) any then existing Cumulative Common Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(iv) and Section 6.4(b)(ii) (the sum of (1), (2), (3) and (4) is hereinafter referred to as the “First Liquidation Target Amount”);

(E) Fifth, (x) to the General Partner in accordance with its Percentage Interest, (y) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (E), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be

Operating Surplus made pursuant to Section 6.4(a)(v) and Section 6.4(b)(iii) (the sum of (1) and (2) is hereinafter referred to as the “Second Liquidation Target Amount”);

(F) Sixth, (x) to the General Partner in accordance with its Percentage Interest, (y) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (F), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, and (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(vi) and Section 6.4(b)(iv); and

(G) Finally, (x) to the General Partner in accordance with its Percentage Interest, (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (G).

(ii) Except as otherwise provided by Section 6.1(c)(iii) Net Termination Loss (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Loss) shall be allocated:

(A) First, if Subordinated Units remain Outstanding, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero;

(C) Third, to the General Partner and the Unitholders, Pro Rata; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(ii)(C) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account (or increase any existing deficit in its Adjusted Capital Account); and

(D) Fourth, the balance, if any, 100% to the General Partner.

(iii) Any Net Termination Loss deemed recognized pursuant to Section 5.5(d) prior to the Liquidation Date shall be allocated:

(A) First, to the General Partner and the Unitholders, Pro Rata; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(A) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account); and

(B) The balance, if any, to the General Partner.

(iv) If a Net Termination Loss has been allocated pursuant to Section 6.1(c)(iii), any subsequent Net Termination Gain deemed recognized pursuant to Section 5.5(d) prior to the Liquidation Date shall be allocated:

(A) First, to the General Partner until the aggregate Net Termination Gain allocated to the General Partner pursuant to this Section 6.1(c)(iv)(A) is equal to the aggregate Net Termination Loss previously allocated pursuant to Section 6.1(c)(iii)(B);

(B) Second, to the General Partner and the Unitholders, Pro Rata, until the aggregate Net Termination Gain allocated pursuant to this Section 6.1(c)(iv)(B) is equal to the aggregate Net Termination Loss previously allocated pursuant to Section 6.1(c)(iii)(A); and

(C) The balance, if any, pursuant to the provisions of Section 6.1(c)(i).

(d) Special Allocations.  Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) with respect to a Unit exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit (the amount of the excess, an “Excess Distribution” and the Unit with respect to which the greater distribution is paid, an “Excess Distribution Unit”), then (1) there shall be allocated gross income and gain to each Unitholder receiving an Excess Distribution with respect to the Excess Distribution Unit until the aggregate amount of such items allocated with respect to such Excess Distribution Unit pursuant to this Section 6.1(d)(iii)(A) for the current taxable period and all previous taxable periods is equal to the amount of the Excess Distribution; and (2) the General Partner shall be allocated gross income and gain with respect to each such Excess Distribution in an amount equal to the product obtained by multiplying (aa) the quotient determined by dividing (x) the General Partner’s Percentage Interest at the time when the Excess Distribution occurs by (y) a percentage equal to 100% less the General Partner’s Percentage Interest at the time when the Excess Distribution occurs, times (bb) the total amount allocated in clause (1) above with respect to such Excess Distribution.

(B) After the application of Section 6.1(d)(iii)(A), the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated (1) to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable period and all previous taxable periods is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable period; and (2) to the General Partner an amount equal to the product of (aa) an amount equal to the quotient determined by dividing (x) the General Partner’s Percentage Interest by

(y) the sum of 100 less the General Partner’s Percentage Interest times (bb) the sum of the amounts allocated in clause (1) above.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iv) were not in this Agreement.

(v) Gross Income Allocation. In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(d)(iv) and this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners Pro Rata. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, the Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners Pro Rata.

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts as a result of a distribution to a Partner in complete liquidation of such Partner’s interest in the Partnership, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) taken into account pursuant to Section 5.5, and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity; Changes in Law.

(A) At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of

Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount that after taking into account the other allocations of income, gain, loss and deduction to be made with respect to such taxable period will equal the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(B) With respect to an event triggering an adjustment to the Carrying Value of Partnership property pursuant to Section 5.5(d) during any taxable period of the Partnership ending upon, or after, the issuance of IDR Reset Common Units pursuant to Section 5.11, after the application of Section 6.1(d)(x)(A), any Unrealized Gains and Unrealized Losses shall be allocated among the Partners in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to such IDR Reset Common Units issued pursuant to Section 5.11 equaling the product of (A) the Aggregate Quantity of IDR Reset Common Units and (B) the Per Unit Capital Amount for an Initial Common Unit.

(C) With respect to any taxable period during which an IDR Reset Unit is transferred to any Person who is not an Affiliate of the transferor, all or a portion of the remaining items of Partnership gross income or gain for such taxable period shall be allocated 100% to the transferor Partner of such transferred IDR Reset Unit until such transferor Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such transferred IDR Reset Unit to an amount equal to the Per Unit Capital Amount for an Initial Common Unit.

(D) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations of income, gain, loss, deduction, Unrealized Gain or Unrealized Loss; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.1(d)(x)(D) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Outstanding Limited Partner Interests or the Partnership.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. In exercising its discretion under this Section 6.1(d)(xi)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii) Corrective and Other Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A) Except as provided in Section 6.1(d)(xii)(B), in the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate such Additional Book Basis Derivative Items to (1) the holders of Incentive Distribution Rights and the General Partner to the same extent that the Unrealized Gain or Unrealized Loss giving rise to such Additional Book Basis Derivative Items was allocated to them pursuant to Section 5.5(d) and (2) all Unitholders, Pro Rata, to the extent that the Unrealized Gain or Unrealized Loss giving rise to such Additional Book Basis Derivative Items was allocated to any Unitholders pursuant to Section 5.5(d).

(B) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof or an allocation of Net Termination Gain or Net Termination Loss pursuant to Section 6.1(c) hereof) as a result of a sale or other taxable disposition of any Partnership asset that is an Adjusted Property (“Disposed of Adjusted Property”), the General Partner shall allocate (1) additional items of gross income and gain (aa) away from the holders of Incentive Distribution Rights and (bb) to the Unitholders, or (2) additional items of deduction and loss (aa) away from the Unitholders and (bb) to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders exceed their Share of Additional Book Basis Derivative Items with respect to such Disposed of Adjusted Property. Any allocation made pursuant to this Section 6.1(d)(xii)(B) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(C) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balances of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

(D) For purposes of this Section 6.1(d)(xii), the Unitholders shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders under this Agreement. In making the allocations required under this Section 6.1(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii). Without limiting the foregoing, if an Adjusted Property is contributed by the Partnership to another entity classified as a partnership for U.S. federal income tax purposes (the “lower tier partnership”), the General Partner may make allocations similar to those described in Sections 6.1(d)(xii)(A)-(C) to the extent the General Partner determines such allocations are necessary to account for the Partnership’s allocable share of income, gain, loss and deduction of the lower tier partnership that relate to the contributed Adjusted Property in a manner that is consistent with the purpose of this Section 6.1(d)(xii).

(xiii) Special Curative Allocation in Event of Liquidation Prior to End of Subordination Period. Notwithstanding any other provision of this Section 6.1 (other than the Required Allocations), if the Liquidation Date occurs prior to the conversion of the last Outstanding Subordinated Unit, then items of income, gain, loss and deduction for the taxable period that includes the Liquidation Date (and, if necessary, items arising in previous taxable periods to the extent the General Partner determines such items may be so allocated), shall be specially allocated among the Partners in the manner determined appropriate by the General Partner so as to cause, to the maximum extent possible, the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

Section 6.2  Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for U.S. federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for U.S. federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined appropriate by the General Partner (taking into account the General Partner’s discretion under Section 6.1(d)(x)(D)); provided, that the General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) in all events.

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(d) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for U.S. federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction shall, for U.S. federal income tax purposes, be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Over-Allotment Option is exercised in full or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income, gain, loss or deduction as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such item is recognized for U.S. federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3  Requirement and Characterization of Distributions; Distributions to Record Holders.

(a) Within 45 days following the end of each Quarter commencing with the Quarter ending on September 30, 2011, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Partnership to Partners as of the Record Date selected by the General Partner. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” All distributions required to be made under this Agreement or otherwise made by the Partnership shall be made subject to Sections 17-607 and 17-804 of the Delaware Act.

(b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all cash received during or after the Quarter in which the Liquidation Date occurs, other than from Working Capital Borrowings, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through any Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4  Distributions of Available Cash from Operating Surplus.

(a) During Subordination Period.  Available Cash with respect to any Quarter wholly within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall be distributed as follows, except as otherwise contemplated by Section 5.6(b) in respect of other Partnership Interests issued pursuant thereto:

(i) First, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s

Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to the General Partner and all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v) until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, (A) to the General Partner in accordance with its Percentage Interest, (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vi), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vii);

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

(b) After Subordination Period.  Available Cash with respect to any Quarter ending after the Subordination Period has ended that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or Section 6.5 shall be distributed as follows, except as otherwise contemplated by Section 5.6(b) in respect of additional Partnership Interests issued pursuant thereto:

(i) First, 100% to the General Partner and the Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, 100% to the General Partner and the Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iii), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, (A) to the General Partner in accordance with its Percentage Interest; (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iv), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v);

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

Section 6.5  Distributions of Available Cash from Capital Surplus.  Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall be distributed, unless the provisions of Section 6.3 require otherwise, 100% to the General Partner and the Unitholders, Pro Rata, until the Minimum Quarterly Distribution has been reduced to zero pursuant to the second sentence of Section 6.6(a). Available Cash that is deemed to be Capital Surplus shall then be distributed (a) to the General Partner in accordance with its Percentage Interest and (b) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6  Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

(a) The Target Distributions, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Interests. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Target Distributions shall be reduced in the same proportion that the distribution had to the fair market value of the Common Units immediately prior to the announcement of the distribution. If the Common Units are publicly traded on a National Securities Exchange, the fair market value will be the Current Market Price before the ex-dividend date. If the Common Units are not publicly traded, the fair market value will be determined by the Board of Directors.

(b) The Target Distributions shall also be subject to adjustment pursuant to Section 5.11 and Section 6.8.

Section 6.7  Special Provisions Relating to the Holders of Subordinated Units.

(a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.7, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder with respect to such converted Subordinated Units, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x), 6.7(b) and 6.7(c).

(b) A Unitholder shall not be permitted to transfer a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units or retained converted Subordinated Units would be negative after giving effect to the allocation under Section 5.5(c)(ii)(B).

(c) The Unitholder holding a Common Unit that has resulted from the conversion of a Subordinated Unit pursuant to Section 5.7 shall not be issued a Common Unit Certificate pursuant to Section 4.1, if the Common Units are evidenced by Certificates, and shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that each such Common Unit should have, as a substantive matter, like intrinsic economic and U.S. federal income tax characteristics, in all material respects, to the intrinsic economic and U.S. federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(c), the General Partner may take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such Common Units, including the application of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units.

Section 6.8  Entity-Level Taxation.  If legislation is enacted or the official interpretation of existing legislation is modified by a governmental authority, which after giving effect to such enactment or modification, results in a Group Member becoming subject to federal, state or local or non-U.S. income or withholding taxes in excess of the amount of such taxes due from the Group Member prior to such enactment or modification (including, for the avoidance of doubt, any increase in the rate of such taxation applicable to the Group Member), then the General Partner may, in its sole discretion, reduce the Target Distributions by the amount of income or withholding taxes that are payable by reason of any such new legislation or interpretation (the “Incremental Income Taxes”), or any portion thereof selected by the General Partner, in the manner provided in this Section 6.8. If the General Partner elects to reduce the Target Distributions for any Quarter with respect to all or a portion of any Incremental Income Taxes, the General Partner shall estimate for such Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all (or the relevant portion of) such Incremental Income Taxes; provided that any difference between such estimate and the actual liability for Incremental Income Taxes (or the relevant portion thereof) for such Quarter may, to the extent determined by the General Partner, be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Target Distributions, shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.8 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by (ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1  Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, but without limitation on the ability of the General Partner to delegate its rights and powers to other Persons, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted to a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible or exchangeable into Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 or Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of Partnership cash;

(vii) the selection, employment, retention and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors of the General Partner or the Partnership Group and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.7);

(xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of options, rights, warrants and appreciation rights relating to Partnership Interests;

(xiv) the undertaking of any action in connection with the Partnership’s participation in any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Interests or is otherwise bound by this Agreement hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Underwriting Agreement, the Contribution Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement (in each case other than this Agreement, without giving effect to any amendments, supplements or restatements after the date hereof); (ii) agrees that the General Partner (on its own or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Interests or is otherwise bound by this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at law, in equity or otherwise.

Section 7.2  Certificate of Limited Partnership.  The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3  Restrictions on the General Partner’s Authority.  Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions without the approval of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Section 7.4  Reimbursement of the General Partner.

(a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation, employment benefits and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the General Partner or the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

(c) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership benefit plans, programs and practices (including plans, programs and practices involving the issuance of Partnership Interests or options to purchase or rights, warrants or appreciation rights or phantom or tracking interests relating to Partnership Interests), or cause the Partnership to issue Partnership Interests in connection with, or pursuant to, any benefit plan, program or practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees and directors of the General Partner or any of its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership

Interests that the General Partner or such Affiliates are obligated to provide to any employees and directors pursuant to any such benefit plans, programs or practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests purchased by the General Partner or such Affiliates, from the Partnership or otherwise, to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any benefit plans, programs or practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

(d) The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any state franchise or income tax or any tax based upon the revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment of such management fee or fees exceeds the amount of such fee or fees.

Section 7.5  Outside Activities.

(a) The General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a Limited Partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement, (B) the acquiring, owning or disposing of debt securities or equity interests in any Group Member or (C) the guarantee of, and mortgage, pledge, or encumbrance of any or all of its assets in connection with, any indebtedness of any Affiliate of the General Partner.

(b) Each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise, to any Group Member or any Partner. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement, or the partnership relationship established hereby in any business ventures of any Unrestricted Person.

(c) Subject to the terms of Sections 7.5(a) and (b), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Unrestricted Person (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any fiduciary duty or any other obligation of any type whatsoever of the General Partner or any other Unrestricted Person for the Unrestricted Persons (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the Unrestricted Persons shall have no obligation hereunder or as a result of any duty otherwise existing at law, in equity or otherwise, to present business opportunities to the Partnership. Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). No Unrestricted Person (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership, shall have any duty to communicate or offer such opportunity to the Partnership, and such Unrestricted Person (including the General Partner) shall not be liable to the Partnership, to any Limited Partner or any other Person for breach of any fiduciary or other duty by reason of the fact that such Unrestricted Person (including the General Partner) pursues or acquires for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership; provided such Unrestricted Person does not engage in such business or activity as a result of or using confidential or proprietary information provided by or on behalf of the Partnership to such Unrestricted Person.

(d) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units and/or other Partnership Interests acquired by them. The term “Affiliates” when used in this Section 7.5(d) with respect to the General Partner shall not include any Group Member.

Section 7.6  Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a) The General Partner or any of its Affiliates may, but shall be under no obligation to, lend to any Group Member, and any Group Member may, but shall be under no obligation to, borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that, except for such transactions as contemplated by the definition of Potential OTA Financial Support, in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party, or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party, by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

(c) No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty hereunder or otherwise existing at law, in equity or otherwise, of the General Partner or its Affiliates to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all Partners or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

Section 7.7  Indemnification.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or refraining to act) in such capacity; provided, that the Indemnitee shall not be indemnified and held harmless pursuant to this Agreement if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in appearing at, participating in or defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates, the Indemnitees and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8  Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Partners or any other Persons who have acquired interests in the Partnership Interests, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9  Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty hereunder or stated or implied by law or equity or otherwise, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval or Unitholder approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval or Unitholder approval. If Special Approval is sought, then it shall be presumed that, in making its decision, the Conflicts Committee acted in good faith, and if neither Special Approval nor Unitholder approval is sought and the Board of Directors determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board of Directors acted in good faith, and in any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interest described in the Registration Statement and any actions of the General Partner taken in connection therewith, including any conflicts of interest arising from Potential OTA Financial Support, are hereby approved by all Partners and shall not constitute a breach of this Agreement or of any duty hereunder or existing at law, in equity or otherwise.

(b) Whenever the General Partner, or any committee of the Board of Directors (including the Conflicts Committee), makes a determination or takes or declines to take any other action, or any of its Affiliates causes the General Partner to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, such committee or such Affiliates causing the General Partner to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards (including fiduciary standards) imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must believe that the determination or other action is in the best interests of the Partnership.

(c) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such other action free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership, any Limited Partner or any other Person bound by this Agreement, and the General Partner, or such Affiliates causing it to do so, shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrases, “at the option of the General Partner,” “in its sole discretion” or some variation of those phrases, are used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Partnership Interests, or refrains from voting or transferring its Partnership Interests, it shall be acting in its individual capacity.

(d) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be in its sole discretion.

(e) Except as expressly set forth in this Agreement, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

(f) The Limited Partners hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

Section 7.10  Other Matters Concerning the General Partner.

(a) The General Partner may rely upon, and shall be protected in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

Section 7.11  Purchase or Sale of Partnership Interests.  The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests; provided that, except as permitted pursuant to Section 4.9, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Interests are held by any Group Member, such Partnership Interests shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Interests for its own account, subject to the provisions of Articles IV and X.

Section 7.12  Registration Rights of the General Partner and its Affiliates.

(a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Interests that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Interests (the “Holder”) to dispose of the number of Partnership Interests it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Interests covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Interests specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and provided further, however, that if the General Partner determines that a postponement of the requested registration would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Interests subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Interests in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Interests for cash (other than an offering relating solely to a benefit plan), the Partnership shall use all commercially reasonable efforts to include such number or amount of Partnership Interests held by any Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take any action to so include the Partnership Interests of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Partnership Interests pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder that in their opinion the inclusion of all or some of the Holder’s Partnership Interests would adversely and materially affect the timing or success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Interests held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Interests were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or issuer free writing prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d) The provisions of Section 7.12(a) and Section 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Interests with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Interests for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

(e) The rights to cause the Partnership to register Partnership Interests pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Interests, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Interests with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(f) Any request to register Partnership Interests pursuant to this Section 7.12 shall (i) specify the Partnership Interests intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Interests for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Interests, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Interests.

Section 7.13  Reliance by Third Parties.  Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1  Records and Accounting.  The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Interests, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP. The Partnership shall not be required to keep books maintained on a cash basis and the General Partner shall be permitted to calculate cash-based measures, including Operating Surplus and Adjusted Operating Surplus, by making such adjustments to its accrual basis books to account for non-cash items and other adjustments as the General Partner determines to be necessary or appropriate.

Section 8.2  Fiscal Year.  The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3  Reports.

(a) As soon as practicable, but in no event later than 105 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means, to each Record Holder of a Unit or other Partnership Interest as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

(b) As soon as practicable, but in no event later than 50 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means, to each Record Holder of a Unit or other Partnership Interest, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(c) The General Partner shall be deemed to have made a report available to each Record Holder as required by this Section 8.3 if it has either (i) filed such report with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such report is publicly available on such system or (ii) made such report available on any publicly available website maintained by the Partnership.

ARTICLE IX

TAX MATTERS

Section 9.1  Tax Returns and Information.  The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable period or years that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal, state and local income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable period ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for U.S. federal income tax purposes.

Section 9.2  Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(f) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3  Tax Controversies.  Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4  Withholding; Tax Payments.

(a) The General Partner may treat taxes paid by the Partnership on behalf of, all or less than all of the Partners, either as a distribution of cash to such Partners or as a general expense of the Partnership, as determined appropriate under the circumstances by the General Partner.

(b) Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income or from a distribution to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1  Admission of Limited Partners.

(a) A Person shall be admitted as a Limited Partner and shall become bound by the terms of this Agreement if such Person purchases or otherwise lawfully acquires any Limited Partner Interest and becomes the Record Holder of such Limited Partner Interests in accordance with the provisions of Article IV or Article V hereof. A Person may become a Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and until reflected on the books and records of the Partnership as the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.8. Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner, the Organizational Limited Partner and the Underwriters as described in Article V in connection with the Initial Offering, such parties will be automatically admitted to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

(b) The name and mailing address of each Record Holder shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1.

(c) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(a).

Section 10.2  Admission of Successor General Partner.  A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3  Amendment of Agreement and Certificate of Limited Partnership.  To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1  Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 11:59 pm, prevailing Central Time, on September 30, 2021, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 11:59 pm, prevailing Central Time, on September 30, 2021, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal pursuant to Section 11.1(a)(i), a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1 unless the business of the Partnership is continued pursuant to Section 12.2. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2  Removal of the General Partner.  The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the Outstanding Common Units, voting as a class, and a majority of the Outstanding Subordinated Units, voting as a class (including, in each case, Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3  Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner, to require its successor to purchase its General Partner Interest and its or its Affiliates’ general partner interest (or equivalent interest), if any, in the other Group Members and all of its or its Affiliates’ Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal or removal. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the value of the Units, including the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner, the value of the Incentive Distribution Rights and the General Partner Interest and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (and its Affiliates, if applicable) shall become a Limited Partner and the Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest to Common Units will be characterized as if the Departing General Partner (and its Affiliates, if applicable) contributed the Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of (x) the quotient obtained by dividing (A) the Percentage Interest of the General Partner Interest of the Departing General Partner by (B) a percentage equal to 100% less the Percentage Interest of the General Partner Interest of the Departing General Partner and (y) the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4  Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.  Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist:

(a) the Subordinated Units held by any Person will immediately and automatically convert into Common Units on a one-for-one basis, provided (i) neither such Person nor any of its Affiliates voted any of its Units in favor of the removal and (ii) such Person is not an Affiliate of the successor General Partner; and

(b) if all of the Subordinated Units convert into Common Units pursuant to Section 11.4(a), all Cumulative Common Unit Arrearages on the Common Units will be extinguished and the Subordination Period will end;

provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7.

Section 11.5  Withdrawal of Limited Partners.  No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1  Dissolution.  The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1, 11.2 or 12.2, the Partnership shall not be dissolved and such successor General Partner is hereby authorized to, and shall, continue the business of the Partnership. Subject to Section 12.2, the Partnership shall dissolve, and its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and such successor is admitted to the Partnership pursuant to this Agreement;

(b) an election to dissolve the Partnership by the General Partner that is approved by a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2  Continuation of the Business of the Partnership After Dissolution.  Upon (a) an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or

(iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then within 90 days thereafter, or (b) an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement; provided, that the right of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability under the Delaware Act of any Limited Partner and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3  Liquidator.  Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4  Liquidation.  The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the

Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable period of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Section 12.5  Cancellation of Certificate of Limited Partnership.  Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6  Return of Contributions.  The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7  Waiver of Partition.  To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8  Capital Account Restoration.  No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable period of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1  Amendments to be Adopted Solely by the General Partner.  Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for U.S. federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.9 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable period of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable period of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests and options, rights, warrants and appreciation rights relating to the Partnership Interests pursuant to Section 5.6;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4 or 7.1(a);

(k) a merger, conveyance or conversion pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2  Amendment Procedures.  Amendments to this Agreement may be proposed only by the General Partner. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so in its sole discretion, and, in declining to propose or approve an amendment, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. An amendment shall be effective upon its approval by the General Partner and, except as otherwise provided by Section 13.1 or 13.3, a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has either (i) filed such amendment with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such amendment is publicly available on such system or (ii) made such amendment available on any publicly available website maintained by the Partnership

Section 13.3  Amendment Requirements.

(a) Notwithstanding the provisions of Section 13.1 and Section 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) or requires a vote or approval of Partners (or a subset of the Partners) holding a specified Percentage Interest required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of in the case of any provision of this Agreement other than Section 11.2 or Section 13.4, reducing such percentage, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced or increased, as applicable or the affirmative vote of Partners whose aggregate Percentage Interest constitutes not less than the voting requirement sought to be reduced, as applicable.

(b) Notwithstanding the provisions of Section 13.1 and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of (including requiring any holder of a class of Partnership Interests to make additional Capital Contributions to the Partnership) any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), or (ii) enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option.

(c) Except as provided in Section 14.3 or Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected. If the General Partner determines an amendment does not satisfy the requirements of Section 13.1(d)(i) because it adversely affects one or more classes of Partnership Interests, as compared to other classes of Partnership Interests, in any material respect, such amendment shall only be required to be approved by the adversely affected class or classes.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Percentage Interests of all Limited Partners voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of Partners (including the General Partner and its Affiliates) holding at least 90% of the Percentage Interests of all Limited Partners.

Section 13.4  Special Meetings.  All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5  Notice of a Meeting.  Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6  Record Date.  For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11, the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7  Adjournment.  When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8  Waiver of Notice; Approval of Meeting; Approval of Minutes.  The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9  Quorum and Voting.  The holders of a majority, by Percentage Interest, of the Partnership Interests of the class or classes for which a meeting has been called (including Partnership Interests deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Partners of such class or classes unless any such action by the Partners requires approval by holders of a greater Percentage Interest, in which case the quorum shall be such greater Percentage Interest. At any meeting of the Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Partners holding Partnership Interests that in the aggregate represent a majority of the Percentage Interest of those present in person or by proxy at such meeting shall be deemed to constitute the act of all Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Partners holding Partnership Interests that in the aggregate represent at least such greater or different percentage shall be required; provided, however, that if, as a matter of law or amendment to this Agreement, approval by plurality vote of Partners (or any class thereof) is required to approve any action, no minimum quorum shall be required. The Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by Partners holding the required Percentage Interest specified in this Agreement. In the absence of a quorum any meeting of Partners may be adjourned from time to time by the affirmative vote of Partners with at least a majority, by Percentage Interest, of the Partnership Interests entitled to vote at such meeting (including Partnership Interests deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10  Conduct of a Meeting.  The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11  Action Without a Meeting.  If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting, without a vote and without prior notice, if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage, by Percentage Interest, of the Partnership Interests of the class or classes for which a meeting has been called (including Partnership Interests deemed owned by the General Partner), as the case may be, that would be necessary to authorize or take such action at a meeting at which all the Limited Partners entitled to vote at such meeting were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot, if any, submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner and (b) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners. Nothing contained in this Section 13.11 shall be deemed to require the General Partner to solicit all Limited Partners in connection with a matter approved by the holders of the requisite percentage of Units acting by written consent without a meeting.

Section 13.12  Right to Vote and Related Matters.

(a) Only those Record Holders of the Outstanding Units on the Record Date set pursuant to Section 13.6 shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

Section 13.13  Voting of Incentive Distribution Rights.

(a) For so long as a majority of the Incentive Distribution Rights are held by the General Partner and its Affiliates, the holders of the Incentive Distribution Rights shall not be entitled to vote such Incentive Distribution Rights on any Partnership matter except as may otherwise be required by law and the holders of the Incentive Distribution Rights, in their capacity as such, shall be deemed to have approved any matter approved by the General Partner.

(b) If less than a majority of the Incentive Distribution Rights are held by the General Partner and its Affiliates, the Incentive Distribution Rights will be entitled to vote on all matters submitted to a vote of Unitholders, other than amendments and other matters that the General Partner determines do not adversely affect the holders of the Incentive Distribution Rights in any material respect. On any matter in which the holders of Incentive Distribution Rights are entitled to vote, such holders will vote together with the Subordinated Units, prior to the end of the Subordination Period, or together with the Common Units, thereafter, in either case as a single class except as otherwise required by Section 13.3(c), and such Incentive Distribution Rights shall be treated in all respects as Subordinated Units or Common Units, as applicable, when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement. The relative voting power of the Incentive Distribution Rights and the Subordinated Units or Common Units, as applicable, will be set in the same proportion as cumulative cash distributions, if any, in respect of the Incentive Distribution Rights for the four consecutive Quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of Units for such four Quarters.

(c) In connection with any equity financing, or anticipated equity financing, by the Partnership of an Expansion Capital Expenditure, the General Partner may, without the approval of the holders of the Incentive Distribution Rights, temporarily or permanently reduce the amount of Incentive Distributions that would otherwise be distributed to such holders, provided that in the judgment of the General Partner, such reduction will be in the long-term best interest of such holders.

ARTICLE XIV

MERGER OR CONSOLIDATION

Section 14.1  Authority.  The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written plan of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.

Section 14.2  Procedure for Merger or Consolidation.

(a) Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger or consolidation of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner and, in declining to consent to a merger or consolidation, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the name and jurisdiction of formation or organization of each of the business entities proposing to merge or consolidate;

(ii) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, then the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (ii) in the case of equity interests represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, certificate of formation or limited liability company agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.5 or a later date specified in or determinable in accordance with the Merger Agreement ( provided , that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain and stated in the certificate of merger); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

Section 14.3  Approval by Limited Partners.

(a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement shall direct that the Merger Agreement and the merger or consolidation contemplated thereby, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Sections 14.3(d) and 14.3(e), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

(c) Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.5, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (A) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (B) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (C) the Partnership is the Surviving Business Entity in such merger or consolidation, (D) each Partnership Interest outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Partnership Interest of the Partnership after the effective date of the merger or consolidation, and (E) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests (other than Incentive Distribution Rights) Outstanding immediately prior to the effective date of such merger or consolidation.

Section 14.4  Amendment of Partnership Agreement.  Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.5  Certificate of Merger.  Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.6  Effect of Merge or Consolidation.  At the effective time of the certificate of merger:

(a) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(b) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(c) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(d) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1  Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates, in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests.

(c) In the case of Limited Partner Interests evidenced by Certificates, at any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this

Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1  Addresses and Notices; Written Communications.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise. Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report given or made in accordance with the provisions of this Section 16.1 is returned marked to indicate that such notice, payment or report was unable to be delivered, such notice, payment or report and, in the case of notices, payments or reports returned by the United States Postal Service (or other physical mail delivery mail service outside the United States of America), any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) or other delivery if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms “in writing”, “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2  Further Action.  The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3  Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4  Integration.  This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5  Creditors.  None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6  Waiver.  No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7  Third-Party Beneficiaries.  Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person.

Section 16.8  Counterparts.  This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.1(a) without execution hereof.

Section 16.9  Applicable Law; Forum, Venue and Jurisdiction.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware, in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claim, suit, action or proceeding;

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the Court of Chancery of the State of Delaware or of any other court to which proceedings in the Court of Chancery of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding; and

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law.

Section 16.10  Invalidity of Provisions.  If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and part thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.11  Consent of Partners.  Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.12  Facsimile Signatures.  The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on Certificates representing Units is expressly permitted by this Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the General Partner has executed this Agreement as of the date first written above.

GENERAL PARTNER:

OTLP GP, LLC

By:
     Name: Carlin G. Conner
     Title: President and Chief Executive Officer

ORGANIZATIONAL LIMITED PARTNER:

OILTANKING HOLDING AMERICAS, INC.

By:
     Name: Carlin G. Conner
     Title: President and Chief Executive Officer

EXHIBIT A
to the First Amended and Restated
Agreement of Limited Partnership of
Oiltanking Partners, L.P.

Certificate Evidencing Common Units
Representing Limited Partner Interests in
Oiltanking Partners, L.P.

No.	Common Units

In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Oiltanking Partners, L.P., as amended, supplemented or restated from time to time (the “Partnership Agreement”), Oiltanking Partners, L.P., a Delaware limited partnership (the “Partnership”), hereby certifies that           (the “Holder”) is the registered owner of           Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 15361 Jacintoport Blvd., Houston, Texas 77015. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF OILTANKING PARTNERS, L.P. THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF OILTANKING PARTNERS, L.P. UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE OILTANKING PARTNERS, L.P. TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). OTLP GP, LLC, THE GENERAL PARTNER OF OILTANKING PARTNERS, L.P., MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF OILTANKING PARTNERS, L.P. BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

The Holder, by accepting this Certificate, (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such person when any such transfer or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound by the terms of the Partnership Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into the Partnership Agreement and (iv) makes the consents, acknowledgements, and waivers contained in the Partnership Agreement, with or without the execution of the Partnership Agreement by the Holder.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:	Oiltanking Partners, L.P.

Countersigned and Registered by:	By: OTLP GP, LLC

American Stock Transfer & Trust Company, N.A., As Transfer Agent and Registrar	By:

Name:

Title:

By:

Name:

Title:

[Reverse of Certificate]
ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM — as tenants in common	UNIF GIFT/TRANSFERS MIN ACT
TEN ENT — as tenants by the entireties	Custodian
JT TEN — as joint tenants with right of survivorship and not as tenants in common	(Cust) (Minor) Under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used

ASSIGNMENT OF COMMON UNITS OF
OILTANKING PARTNERS, L.P.

FOR VALUE RECEIVED,            hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

           Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint            as its attorney-in-fact with full power of substitution to transfer the same on the books of Oiltanking Partners, L.P.

Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular. without alteration, enlargement or change

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15

(Signature) (Signature)

Appendix B

GLOSSARY OF TERMS

adjusted operating surplus: Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. For any period, operating surplus generated during that period (not including that portion of operating surplus described in clause (a)(1) of the definition of operating surplus) is adjusted to:

(a)	decrease operating surplus by:

(1)	any net increase in working capital borrowings with respect to that period; and

(2)	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; and

(b)	increase operating surplus by:

(1) any net decrease in working capital borrowings with respect to that period;

(2)	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; and

(3)	any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to (a)(2) above.

Adjusted EBITDA: A supplemental financial measure defined as net income before interest expense, income taxes and depreciation and amortization, as further adjusted for certain non-cash and non-recurring items. This measure is not calculated or presented in accordance with generally accepted accounting principles.

ancillary services fees: Fees charged to our storage customers for services such as heating, mixing, and blending products stored in our tanks, transferring products between our tanks and marine vapor recovery.

available cash: For any quarter:

(a)	the sum of:

(1)	all of our cash and cash equivalents on hand at the end of that quarter; and

(2)	if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter; less

(b)	the amount of cash reserves established by our general partner to:

(1)	provide for the proper conduct of our business (including cash reserves for future capital expenditures and for future credit needs);

(2)	comply with applicable law or any debt instrument or other agreement or obligation to which we are a party or our assets are subject; and

(3)	provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters.

barrel or bbl: One barrel of petroleum products equals 42 U.S. gallons.

capital account: The capital account maintained for a partner under the partnership agreement. The capital account of a partner for a common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in the partnership held by a partner.

capital surplus: All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus from the closing of the initial public offering through the end of the quarter immediately preceding that distribution. Any excess available cash distributed by us on that date will be deemed to be capital surplus.

chemical feedstocks: The inputs for chemical production, such as naphtha and condensate.

closing price: The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, in either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the New York Stock Exchange or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the our board of directors. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our board of directors.

cumulative common unit arrearage: The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from distributable cash flow actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

deadweight tons or dwt: A measure of how much weight a ship is carrying or can safely carry. The term is often used to specify a ship’s maximum permissible deadweight when the ship is fully loaded so that its Plimsoll line is at the point of submersion.

demurrage: The period when a charterer remains in possession of the vessel after the period normally allowed to load and unload cargo. Demurrage also refers to the charges that the charterer pays to the ship owner for its extra use of the vessel.

draft: The vertical distance between the waterline and the bottom of the hull. Draft determines the minimum depth of water that a ship can safely navigate.

incentive distributions: The distributions of available cash from operating surplus initially made to the general partner that are in excess of the general partner’s aggregate 2% general partner interest.

feedstock: Raw material required for an industrial process.

marine vapor recovery: The generally used term for the process of recovering the vapors of volatile organic compounds during the loading of bulk liquid tankers or barges, rail tank cars and tank trucks so that they do not escape into the atmosphere. This can be a process of condensing, incineration or vapor balancing.

maintenance capital expenditures: Capital expenditures made for the purpose of maintaining or replacing the long-term operating capacity, service capability and/or functionality of the assets of the partnership and its subsidiaries. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of the construction or development of a replacement asset that is paid in respect of the period that begins when we enter into a binding obligation to commence constructing or developing a replacement asset and ending on the earlier to occur of the date that any such replacement asset commences commercial service and the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

mbpd: One thousand barrels per day.

mmbbls: One million barrels.

operating expenditures: Generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under interest rate hedge agreements or commodity hedge agreements (provided that (i) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (ii) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract), officer compensation, repayment of working capital borrowings, debt service payments and estimated maintenance capital expenditures (except as otherwise provided), provided that operating expenditures will not include:

(a)	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

(b)	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

(c)	expansion capital expenditures;

(d)	actual maintenance capital expenditure;

(e)	investment capital expenditures;

(f)	payment of transaction expenses relating to interim capital transactions;

(g)	distributions to our partners (including distributions in respect of our incentive distribution rights); or

(h)	repurchases of equity interests except to fund obligations under employee benefit plans.

operating surplus: For any period, on a cumulative basis and without duplication:

(a)	the sum of:

(1)	$30 million;

(2)	all cash receipts of the partnership and its subsidiaries on hand after the closing of the initial public offering, excluding cash from interim capital transactions, which include the following:

(i) borrowings other than working capital borrowings;

(ii) sales of equity and debt securities;

(iii)	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets; and

(iv)	the termination of interest rate swap agreements or commodity hedges prior to the termination date specified therein;

(3)	working capital borrowings made after the end of a period but on or before the date of determination of operating surplus for the period;

(4)	cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in the initial public offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; and

(5)	cash distributions paid on equity issued by us (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period from such financing until the earlier to occur of the date the capital asset is placed in service and the date that it is abandoned or disposed of; less

(b)	the sum of:

(1)	all of our operating expenditures after the closing of the initial public offering;

(2)	the amount of cash reserves established by our general partner to provide funds for future operating expenditures;

(3)	all working capital borrowings not repaid within twelve months after having been incurred or repaid within such twelve-month period with the proceeds of additional working capital borrowings; and

(4)	any loss realized on disposition of an investment capital expenditure.

shell capacity: The maximum amount of liquid volumes of product that a storage tank can hold.

storage services fees: Fixed monthly fees paid by our customers to reserve tank storage space at our terminals and to compensate us for receiving and handling up to a fixed amount of product volumes.

subordination period: The subordination period will begin on the closing date of the initial public offering and, unless terminated early pursuant to the partnership agreement, expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending          , 2014, if each of the following has occurred:

(a)	distributions of available cash from operating surplus on each of the outstanding common and subordinated units and the general partner interest equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(b)	the adjusted operating surplus (as defined above) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units and the general partner interest during those periods on a fully diluted weighted average basis; and

(c)	there are no arrearages in payment of the minimum quarterly distribution on the common units.

The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holder(s) of subordinated units or their affiliates are voted in favor of that removal throughput fees: Incremental fees collected for receiving or delivering volumes of products over our docks based on the volume of product received from our non-storage customers as well as for handling volumes of product for our storage customers exceeding the base throughput contemplated under a storage service contract, in excess of the fixed storage service fee.

vacuum gas oil: A heavy distillate produced in the refining process.

working capital borrowings: Borrowings that are made under a credit agreement, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.

10,000,000 Common Units

Representing Limited Partner Interests

Oiltanking Partners, L.P.

PRELIMINARY PROSPECTUS

          , 2011

Citi
Barclays Capital
J.P. Morgan
Morgan Stanley

Raymond James
Deutsche Bank Securities
Stifel Nicolaus Weisel

Until     , 2011 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information required in the registration statement

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the New York Stock Exchange listing fee the amounts set forth below are estimates.

SEC registration fee		$28,038
FINRA filing fee		24,650
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		20,000
New York Stock Exchange listing fee		200,000
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 14.	INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled “The Partnership Agreement — Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

On March 14, 2011, in connection with the formation of Oiltanking Partners, L.P., we issued (i) the 2.0% general partner interest in us to OTLP GP, LLC for $20 and (ii) the 98.0% limited partner interest in us to Oiltanking Holding Americas, Inc. for $980. The issuance was exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

ITEM 16.	EXHIBITS.

The following documents are filed as exhibits to this registration statement:

Exhibit
Number			Description

1	.1*	—	Form of Underwriting Agreement
3	.1**	—	Certificate of Limited Partnership of Oiltanking Partners, L.P.
3	.2**	—	Agreement of Limited Partnership of Oiltanking Partners, L.P.
3.3		—	Form of Amended and Restated Limited Partnership Agreement of Oiltanking Partners, L.P. (included as Appendix A in the prospectus included in this Registration Statement)

Exhibit
Number			Description

3	.4**	—	Certificate of Formation of OTLP GP, LLC
3	.5**	—	Limited Liability Company Agreement of OTLP GP, LLC
3	.6**	—	Form of Amended and Restated Limited Liability Company Agreement of OTLP GP, LLC
5	.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8	.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10	.1*	—	Form of Contribution Agreement
10	.2**	—	Form of Omnibus Agreement
10	.3**	—	Form of Oiltanking Partners, L.P. Long-Term Incentive Plan
10	.4**	—	Form of Services Agreement
10	.5*	—	Form of Phantom Unit Agreement
10.6		—	Form of Revolving Line of Credit Letter Agreement
10	.7**	—	Form of Tax Sharing Agreement
10	.8**	—	Directors’ Compensation Summary
10	.9*	—	Form of Long-Term Performance Cash Award Agreement
23.1		—	Consent of BDO USA, LLP
23	.2**	—	Consent of Director Nominee
23	.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23	.4*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24	.1**	—	Powers of Attorney (contained on page II-4 of the initial S-1 Registration Statement filed on March 31, 2011)

*	To be filed by amendment.

**	Previously filed.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with OTLP GP, LLC or its subsidiaries, and of fees, commissions, compensation and other benefits paid, or accrued to OTLP GP, LLC or its subsidiaries for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on June 22, 2011.

Oiltanking Partners, L.P.

By: OTLP GP, LLC

By:	/s/ CARLIN G. CONNER
Carlin G. Conner

Its:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ CARLIN G. CONNER Carlin G. Conner	President, Chief Executive Officer and Director (Principal Executive Officer)	June 22, 2011

* Kenneth F. Owen	Chief Financial Officer (Principal Financial Officer)	June 22, 2011

* Donna Hymel	Controller (Principal Accounting Officer)	June 22, 2011

* David L. Griffis	Director	June 22, 2011

* Kapil Jain	Director	June 22, 2011

* Rutger Van Thiel	Director	June 22, 2011

*By:	/s/ CARLIN G. CONNER
Carlin G. Conner
As Attorney-in-Fact

Index to Exhibits

Exhibit
Number			Description

1	.1*	—	Form of Underwriting Agreement
3	.1**	—	Certificate of Limited Partnership of Oiltanking Partners, L.P.
3	.2**	—	Agreement of Limited Partnership of Oiltanking Partners, L.P.
3.3		—	Form of Amended and Restated Limited Partnership Agreement of Oiltanking Partners, L.P. (included as Appendix A in the prospectus included in this Registration Statement)
3	.4**	—	Certificate of Formation of OTLP GP, LLC
3	.5**	—	Limited Liability Company Agreement of OTLP GP, LLC
3	.6**	—	Form of Amended and Restated Limited Liability Company Agreement of OTLP GP, LLC
5	.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8	.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10	.1*	—	Form of Contribution Agreement
10	.2**	—	Form of Omnibus Agreement
10	.3**	—	Form of Oiltanking Partners, L.P. Long-Term Incentive Plan
10	.4**	—	Form of Services Agreement
10	.5*	—	Form of Phantom Unit Agreement
10.6		—	Form of Revolving Line of Credit Letter Agreement
10	.7**	—	Form of Tax Sharing Agreement
10	.8**	—	Directors’ Compensation Summary
10	.9*	—	Form of Long-Term Performance Cash Award Agreement
23.1		—	Consent of BDO USA, LLP
23	.2**	—	Consent of Director Nominee
23	.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23	.4*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24	.1**	—	Powers of Attorney (contained on page II-4 of the initial S-1 Registration Statement filed on March 31, 2011)

*	To be filed by amendment.

**	Previously filed.